i-80 GOLD CORP.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2023

March 12, 2024

Schedule "A" INFORMATION CONCERNING THE MCCOY-COVE PROJECT	A-1
Schedule "B" INFORMATION CONCERNING THE GRANITE CREEK PROJECT	B-1
Schedule "C" INFORMATION CONCERNING THE LONE TREE PROJECT	C-1
Schedule "D" INFORMATION CONCERNING THE RUBY HILL PROJECT	D-1
Schedule "E" AUDIT COMMITTEE CHARTER	E-1

GENERAL MATTERS
References to the Corporation
Unless otherwise indicated or the context otherwise requires, use of the terms "Corporation" and "i-80" in this annual information form (this "AIF") refer to i-80 Gold Corp. and its direct and indirect subsidiaries as of the date of this AIF, or other entities controlled by them, on a consolidated basis, notwithstanding that such direct and indirect subsidiaries may not have been controlled by them at all relevant times, including December 31, 2023.
Financial Information
Unless otherwise indicated, all financial information referred to in this AIF was prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Currency References and Exchange Rate Information
This AIF contains references to the Canadian dollar and the United States dollar. Unless otherwise indicated, all references to "$" or "C$" or "dollars" in this AIF are references to Canadian dollars. United States dollars are referred to as "US$". As at December 29, 2023 (being the last banking day of 2023), the rate of exchange between the U.S. dollar and the Canadian dollar as reported by the Bank of Canada was C$1.00 = US$0.7561 or US$1.00 = C$1.3226.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This AIF contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "guidance", "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements contained in this AIF speak only as of the date of this AIF or as of the date or dates specified in such statements. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:
•future objectives of the Corporation and strategies to achieve those objectives;
•future financial or operating performance of the Corporation;
•targeted milestones for the Corporation's mineral properties and projects;
•expectations, strategies and plans for the Corporation's mineral properties and projects, including with respect to mineral reserve and mineral resource estimates and the quantity and quality thereof, expected mine life, development schedule, production, capital and operating cost estimates, availability of capital for development and overall financial analyses;
•supply and demand for gold and silver;
•estimation and realization of mineral resources;
•timing of exploration and development projects;
•costs, timing and location of future drilling;

•results of future exploration and drilling and estimated completion dates for certain milestones;
•the ability of the Corporation to obtain and maintain all government approvals, permits and third party consents in connection with the Corporation's activities;
•government regulation of mining operations;
•evolution and economic performance of development projects;
•timing of geological and/or technical reports;
•future strategic plans;
•operating and exploration budgets and targets;
•continuity of a favourable gold market;
•contractual commitments;
•environmental and reclamation expenses;
•continuous availability of required manpower;
•continuous access to capital markets; and
•any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:
•risks normally incidental to the nature of mineral exploration, development and mining;
•exploration programs not resulting in profitable commercial mining operations;
•general business, social, economic, political, regulatory and competitive uncertainties;
•the actual results of current mining operations and development activities;
•operating and/or project delays or interruptions;
•capital requirements, including increases in operating and capital costs;
•debt and liquidity risks;
•the uncertainty of mineral resource estimates;
•mineral resources not having demonstrated economic viability;
•risks associated with the construction and start-up of new mines;
•fluctuating commodity prices;
•failure to develop the Corporation's mineral projects;

•failure to operate independently;
•risks associated with inaccurate capital and operational costs estimates;
•risks related to future production estimates and guidance, if any;
•dependence on key personnel, including key employees, directors and senior management;
•reliance on third parties;
•financial statements may not reflect the Corporation's financial position, results of operations or cash flows in the future;
•risks related to the failure or breach of network systems or other digital technologies;
•there being no assurance of title to mineral projects;
•the Corporation's activities being subject to extensive governmental regulation;
•risks related to health epidemics and outbreak of communicable diseases, maintenance or provision of infrastructure;
•tax matters;
•information technology;
•risks associated with obtaining or complying with all required permits and licenses;
•environmental regulations and potential liabilities;
•ability to arrange for, or continue to obtain, satisfactory surety bonds in favor of government agencies, as financial support for environmental reclamation and exploration permitting at its properties;
•reclamation requirements;
•insurance and uninsured risks;
•competition from other mining businesses;
•the Corporation's failure to select appropriate acquisition targets;
•undisclosed risks and liabilities relating to the Acquisitions (as defined below);
•not realizing the anticipated benefits of the Acquisitions;
•conflicts of interest;
•non-compliance with ESTMA;
•disputes with third parties;
•reputational risks;
•weather and climate change risks;

•ability to access resources and materials, including water rights;
•land payments relating to mineral properties and projects;
•risks associated with having significant shareholders;
•international conflict;
•the Corporation's ability to produce accurate and timely financial statements;
•volatility of the trading price of the common shares of the Corporation (the "Common Shares");
•dilution and future sales of the Common Shares;
•decline in price of the Common Shares;
•the Corporation's lack of history of earnings;
•failure of plant, equipment or processes to operate as anticipated;
•rising inflation;
•the publication of unfavourable research reports by third parties;
•the Corporation's failure to comply with laws and regulations or other regulatory requirements; and
•the accuracy of forward-looking statements and forecast financial information, as well as those additional risk factors listed in the "Risk Factors" section of this AIF.
Although the Corporation has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from what is anticipated, estimated or intended. Those factors are described or referred to below in this AIF under the heading "Risk Factors" and elsewhere herein. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations.
Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about the following:
•favourable equity and debt capital markets;
•the supply and demand for, and the level and volatility of, future gold and silver prices;
•operating and capital costs;
•the Corporation's ability to raise any necessary additional capital on reasonable terms to advance the development of its projects and pursue planned exploration;
•the economy and the mining industry in general;

•the accuracy of the Corporation's mineral reserve and mineral resource estimates and the geological and metallurgical assumptions (including with respect to size, grade and recoverability of mineral reserves and mineral resources) and operational and price assumptions on which the mineral reserve and resource estimates are based;
•permitting, development and operations are consistent with the Corporation's expectations;
•no unforeseen changes in the legislative and operating framework for the Corporation occur;
•the accuracy of budgeted exploration and development costs and expenditures;
•foreign exchange rates;
•plant and equipment work as anticipated;
•no unusual geological or technical problems occur;
•the receipt of any necessary regulatory approvals;
•the Corporation's ability to attract and retain skilled staff;
•prices and availability of equipment;
•the ability of contracted parties to provide goods and/or services on a timely basis or at all; and
•no significant events occur outside of the Corporation's normal course business.
All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.
TECHNICAL INFORMATION
Except where otherwise indicated, the disclosure contained in this AIF that is of a scientific or technical nature with respect to the Corporation's mineral properties is supported by and in certain cases summarized from, as applicable:
•McCoy-Cove Project: the technical report titled "Preliminary Economic Assessment for the Cove Project, Lander County, Nevada" dated January 25, 2021, with an effective date of January 1, 2021, prepared by Dagny Odell, P.E. and Laura Symmes, RM-SME of Practical Mining LLC and Tommaso Roberto Raponi, P.Eng. of TR Raponi Consulting Ltd. (the "McCoy-Cove Report"). Each of Mmes. and Messrs. Odell, Symmes and Raponi has reviewed the scientific and technical information that is supported by or summarized from the McCoy-Cove Report in the form and context in which it appears, confirms that such information is based on and fairly represents the McCoy-Cove Report, and consents to its inclusion in this AIF.

•Granite Creek Project: the technical report titled "Preliminary Economic Assessment NI 43-101 Technical Report, Granite Creek Mine Project, Humboldt County, Nevada, USA" dated November 8, 2021, with an effective date of May 4, 2021, prepared by Terre A. Lane, MMSA-QP, RM-SME, Dr. J. Todd Harvey, Ph.D., P.E., RM-SME, Richard D. Moritz, MMSA-QP, Dr. Hamid Samari, Ph.D., MMSA-QP and J. Larry Breckenridge, P.E. of Global Resource Engineering, Ltd. (the "Granite Creek Report"). Each of Dr. Harvey, Dr. Samari and Mmes. and Messrs. Lane, Moritz and Breckenridge has reviewed the scientific and technical information that is supported by or summarized from the Granite Creek Report in the form and context in which it appears, confirms that such information is based on and fairly represents the Granite Creek Report, and consents to its inclusion in this AIF.
•Lone Tree Project: the technical report titled "Technical Report on the Mineral Resource Estimates for the Lone Tree Deposit, Nevada" dated October 21, 2021, with an effective date of July 30, 2021, prepared by Dr. Abani R. Samal, Ph.D., RM-SME of GeoGlobal, LLC (the "Lone Tree Report"). Dr. Samal has reviewed the scientific and technical information that is supported by or summarized from the Lone Tree Report in the form and context in which it appears, confirms that such information is based on and fairly represents the Lone Tree Report, and consents to its inclusion in this AIF.
•Ruby Hill Project: the technical report titled "NI 43-101 Technical Report on the 2021 Ruby Hill Mineral Resource Estimate, Eureka County, Nevada, USA" dated October 22, 2021, with an effective date of July 31, 2021, prepared by Wood Canada Limited and Raymond H. Walton, B.Tech., P.Eng. of Ray Walton Consulting Inc. (the "Ruby Hill Report"). Mr. Walton has reviewed the scientific and technical information that is supported by or summarized from the Ruby Hill Report in the form and context in which it appears, confirms that such information is based on and fairly represents the Ruby Hill Report, and consents to its inclusion in this AIF.
The technical reports referred to above are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the technical reports, which have been filed with securities regulatory authorities pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and are available for review under the Corporation's profile on SEDAR+ at www.sedarplus.ca. The McCoy-Cove Report, the Granite Creek Report, the Lone Tree Report and the Ruby Hill Report are not and shall not be deemed to be incorporated by reference in this AIF.
Where appropriate, certain information contained in this AIF provides non-material updates or expansions upon the information contained in such technical reports. Any updates or expansions upon the scientific or technical information contained in such technical reports and any other scientific or technical information contained in this AIF was prepared by or under the supervision of Tim George, P.E., Mine Operations Manager of the Corporation and Tyler Hill, C.P.G., Chief Geologist of the Corporation, both of whom are "qualified person" for the purposes of NI 43-101.
In addition, the scientific or technical information related to the FAD Project (as defined herein) contained this AIF was prepared by or under the supervision of Tyler Hill, C.P.G., Chief Geologist of the Corporation, and a "qualified person" for the purposes of NI 43-101.
The mineral resources for the Corporation's properties (including as used in the technical reports) have been estimated in accordance with NI 43-101, which incorporates by reference the definitions and categories of mineral resources and mineral reserves set out by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014.

CORPORATE STRUCTURE
Name, Address and Incorporation
The Corporation was incorporated on November 10, 2020, pursuant to the Business Corporations Act (British Columbia) ("BCBCA") under the name "i-80 Gold Corp.", as a wholly-owned subsidiary of Premier Gold Mines Limited ("Premier") for the purposes of completing a plan of arrangement (the "Plan of Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement"). The Arrangement was completed on April 7, 2021. Under the Arrangement, among other things, Premier transferred all of its ownership interest in Premier Gold Mines USA, Inc. ("Premier USA") to the Corporation and spun out 70% of the issued and outstanding Common Shares of the Corporation to shareholders of Premier. As a result of the Arrangement, the Corporation became a public company and a "reporting issuer" under applicable Canadian securities laws and is no longer a subsidiary of Premier. See "General Development of the Business – Three Year History – The Arrangement and Related Matters" for additional information.
The Corporation's registered and records office is located at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6B 2X8, and its head office is located at 5190 Neil Road, Suite 460, Reno, Nevada, 89502.
Intercorporate Relationships
The Corporation's material wholly-owned subsidiary is Premier USA, a Delaware corporation. Premier USA has four material wholly-owned subsidiaries: (i) Au-Reka Gold LLC, a Delaware limited liability company ("Au-Reka LLC"); (ii) Goldcorp Dee LLC, a Nevada limited liability company ("Dee LLC"); (iii) Osgood Mining Company LLC, a Nevada limited liability company ("Osgood LLC"); and (iv) Ruby Hill Mining Company, LLC, a Nevada limited liability company ("Ruby Hill LLC").
On May 8, 2023, the Corporation completed the Paycore Arrangement (as defined herein), pursuant to which it acquired all of the issued and outstanding common shares of Paycore Minerals Inc. ("Paycore"), which owns the FAD Project located in Eureka County, Nevada. See "General Development of the Business – Three Year History – Paycore Arrangement." As of the date of this AIF, the Corporation does not consider the FAD Project to be a material property within the meaning of NI 43-101.
The following diagram illustrates the condensed corporate structure of the Corporation and the location of the Corporation's principal assets as at the date hereof.

i-80 Gold Corp(British Columbia)
100%
100%
Premier Gold Mines USA Inc.(Delaware)
Paycore Minerals Inc.(Ontario)
100%
100%
100%
100%
100%
Au-Reka Gold LLC(Delaware)
Goldcorp Dee LLC(Nevada)
Osgood Mining Company LLC(Nevada)
Ruby Hill Mining Company, LLC(Nevada)
Golden Hill Mining LLC(Delaware)
100%
100%
100%
100%
100%
McCoy-Cove Project(Nevada)
Lone Tree Project(Nevada)
Granite Creek Project(Nevada)
Ruby Hill Project(Nevada)
FAD Project(Nevada)

GENERAL DEVELOPMENT OF THE BUSINESS
The Corporation is a Nevada-focused, growth-oriented gold and silver producer engaged in the exploration, development and production of gold; silver mineral and poly-metallic deposits . The Corporation's principal mining projects include: (i) a 100% interest in the McCoy-Cove gold properties located on the Battle Mountain-Eureka Trend in Lander County, Nevada (collectively, the "McCoy-Cove Project"); (ii) a 100% interest in the Granite Creek gold project (formerly referred to as the Getchell project) located at the intersection of the Getchell gold belt and the Battle Mountain-Eureka Trend in Humboldt County, Nevada (the "Granite Creek Project"); (iii) a 100% interest in the Lone Tree and Buffalo Mountain gold deposits and Lone Tree processing complex, located midway between the Corporation's McCoy-Cove and Granite Creek Projects in Humboldt County, Nevada (collectively, the "Lone Tree Project"); (iv) a 100% interest in the Ruby Hill mine located along the Battle Mountain-Eureka Trend in Eureka County, Nevada (the "Ruby Hill Project"); and (v) a 100% interest in the FAD project located along the Battle Mountain-Eureka Trend in Eureka County, Nevada (the "FAD Project").
The below figure shows the location of the McCoy-Cove Project, the Granite Creek Project, the Lone Tree Project, the Ruby Hill Project, and the FAD Project within the State of Nevada. As of the date of this AIF, the Corporation does not consider the FAD Project to be a material property within the meaning of NI 43-101.

GETCHELL TREND
JERRITT CANYON**
TURQUOISE RIDGE
TWIN CREEKS**
MIDAS MINE
GRANITE CREEK
SOUTH ARTURO
REN
MEIKLE
GOLDSTRIKE**
GENESIS
LEEVILLE
CARLIN**
WINNEMUCCA
80
ELKO
LONE TREE**
BUFFALO MOUNTAIN
GOLD QUARRY*
MARIGOLD
BATTLE MOUNTAIN
CARLIN
TRENTON SULPHIDE
COPPER BASIN
EMIGRANT
PHOENIX*
FIRE CREEK MINE
SOUTH RAILROAD
HILLTOP
MCCOY-COVE
CARLIN TREND
PIPELINE
CORTEZ*
GOLDRUSH
i-80 GOLD
NEVADA GOLD MINES
SSR MINING
KINROSS GOLD
MCEWEN MINING
ORLA MINING
PAYCORE
FIRST MAJESTIC
HECLA MINING COMPANY
** AUTOCLAVE/ROASTER
* MILL
BALD MOUNTAIN
BATTLE MOUNTAIN TREND
GOLD BAR
RUBY HILL*
FAD
N
50 km
N E V A D A

The Corporation also holds the right to earn a 100% interest in the exploration-stage Tabor gold property (formerly referred to as the Baby Doe property) located in Esmeralda County, Nevada (the "Tabor Project"). This interest is not material to the Corporation.

Three Year History
The Corporation was incorporated on November 10, 2020. The following is a summary of the key developments since incorporation.
The Arrangement and Related Matters
On December 16, 2020, Premier, Equinox Gold Corp. ("Equinox Gold") and the Corporation entered into an arrangement agreement (the "Arrangement Agreement") to complete the Arrangement, whereby Equinox Gold agreed to acquire all of the issued and outstanding common shares of Premier (the "Premier Shares") following the spin-out of the Corporation to the Premier shareholders. The Arrangement closed on April 7, 2021 (the "Effective Date").
Under the Arrangement, pursuant to the Plan of Arrangement, among other things:
•Premier assigned all of its legal and beneficial right, title and interest in and to Premier USA, including its interest in the South Arturo, McCoy-Cove, Tabor and Rodeo Creek assets, to the Corporation pursuant to the Premier Contribution Agreement (as defined below), in consideration for the issuance of Common Shares;
•the capital of Premier was reorganized to create a new class of shares designated as "Class B Common Shares" ("New Premier Shares");
•in conjunction with the reorganization of Premier's capital, each issued and outstanding Premier Share was exchanged for (i) one New Premier Share, and (ii) 0.4 of a Common Share of the Corporation; and
•following the exchange of Premier Shares described above, Equinox Gold acquired all of the outstanding New Premier Shares, and the Premier shareholders received, for each New Premier Share, 0.1967 of a common share of Equinox Gold (each whole share, an "Equinox Gold Share").
In addition, pursuant to the Arrangement, each option to purchase Premier Shares ("Premier Option") outstanding immediately prior to the effective time of the Arrangement (the "Effective Time") was exchanged for (i) a replacement option to purchase 0.1967 of an Equinox Gold Share, and (ii) a replacement option to purchase 0.4 of a Common Share ("Replacement i-80 Option"). Each warrant to purchase a Premier Share ("Premier Warrant") outstanding immediately prior to the Effective Time was adjusted in accordance with its terms such that the holder was entitled to receive, upon the exercise of such Premier Warrant and payment of the original exercise price set forth in such Premier Warrant, 0.1967 of an Equinox Gold Share and 0.4 of a Common Share.
A total of 96,337,099 Common Shares were distributed to the shareholders of Premier pursuant to the Plan of Arrangement, representing 70% of the then outstanding Common Shares before giving effect to any subsequent share issuances by the Corporation, including, but not limited to, the Subscription Receipt Financing (as defined below) and the Granite Creek Acquisition (as defined below). The balance of the outstanding Common Shares were held by Premier (now a wholly-owned subsidiary of Equinox Gold). In addition, as at the Effective Date, a further 5,722,000 Common Shares were reserved for issuance pursuant to Replacement i-80 Options issued to former holders of Premier Options and 800,000 Common Shares were reserved for issuance pursuant to the adjusted Premier Warrants. The adjusted Premier Warrants have since been exercised in full.
Following the Arrangement, the Corporation became a stand-alone reporting issuer under applicable Canadian securities laws, though it operates, amongst others, certain U.S. gold projects formerly held by Premier and its management team includes certain former executives of Premier. See "Directors and Officers" for more details.

Premier USA Contribution
In connection with the Arrangement, Premier and the Corporation entered into a contribution agreement dated April 7, 2021 (the "Premier Contribution Agreement"), providing for the assignment (the "Contribution") of all of Premier's ownership interest in Premier USA, including all of the issued and outstanding common shares of Premier USA, and any indebtedness owing by Premier USA to Premier, to the Corporation in consideration for the issuance of Common Shares to Premier. Following the completion of the Arrangement, the Corporation, through its ownership of Premier USA (including the direct and indirect subsidiaries of Premier USA), holds all of Premier's former mining projects located in the State of Nevada.
Under the Arrangement Agreement, the Corporation covenanted and agreed in favour of Premier and Equinox Gold, from and after the Effective Time, to indemnify Equinox Gold, Premier and their respective directors, officers, employees and agents, substantially on the terms provided in Schedule G to the Arrangement Agreement, in connection with any claims made against, or losses suffered by, Equinox Gold or Premier arising in connection with, or relating in any way to, the SpinCo Liabilities (as defined in the Arrangement Agreement). The SpinCo Liabilities include, among other things, all of the liabilities and obligations of the Corporation, Premier USA and any subsidiary of the Corporation or Premier USA (collectively the "SpinCo Group"), whether accrued, contingent or otherwise, which pertain or relate to the Corporation, the SpinCo Transactions (as defined in the Arrangement Agreement) or the assets or property of Premier USA, including any direct or indirect taxes in connection with the SpinCo Transactions or any other taxes of the SpinCo Group for which Premier may be liable. The SpinCo Transactions include the Contribution, the Granite Creek Acquisition, the Subscription Receipt Financing and distribution of the Common Shares under the Arrangement, and any pre-Arrangement transactions carried out by Premier in connection with Premier USA as contemplated in the Arrangement Agreement. For greater certainty, the parties to the Arrangement Agreement have acknowledged that the Corporation shall not be required to reimburse Premier or Equinox Gold for the reduction of any tax pools or attributes of Premier that are reduced as a result of the SpinCo Transactions. The Corporation also acknowledged and agreed that the foregoing indemnity would survive the Effective Date for a period of one year following the Effective Date except with respect to a claim or loss related to taxes, in which case the foregoing indemnity will survive until 60 days after expiration of the time within which an assessment, reassessment or similar document may be issued by a governmental entity under any applicable law in respect of taxation years ending on or before the Effective Date. The contents of this section are qualified in their entirety by the Arrangement Agreement. A copy of the Arrangement Agreement is available for review under the Corporation's issuer profile on SEDAR+ at www.sedarplus.ca.
TSX Listing and Securities Law Matters
Prior to the completion of the Arrangement, the Corporation was not a reporting issuer and the Common Shares were not listed on any stock exchange. Upon completion of the Arrangement, the Corporation became a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.
In connection with the Arrangement, the Common Shares of the Corporation were listed and posted for trading on the Toronto Stock Exchange ("TSX") under the stock symbol "IAU". Trading in the Common Shares commenced on April 13, 2021.
Equinox Gold Loan
In connection with the Arrangement, Equinox Gold advanced a US$20.75 million bridge loan (the "Equinox Gold Loan") to the Corporation concurrently with the closing of the Subscription Receipt Financing. The purpose of the Equinox Gold Loan was to enable the Corporation to make a US$20.75 million cash deposit with affiliates of Waterton Global Resource Management, Inc. (collectively, "Waterton") in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Granite Creek Project (the "Granite Creek Acquisition"). Equinox Gold's subscription price payable to the Corporation under the Subscription Receipt Financing of approximately $24.1 million was set-off against a corresponding amount of the principal amount outstanding under the Equinox Gold Loan. See "General Development of the Business – Three Year History – Subscription Receipt Financing". On April 16, 2021, the Corporation repaid the remaining balance of US$1,639,350.81 under the Equinox Gold Loan (inclusive of interest and expenses).

Support Agreement
In connection with the Arrangement, Equinox Gold and the Corporation entered into a support agreement dated April 7, 2021 (the "Support Agreement"), pursuant to which the Corporation granted various rights to Equinox Gold. The rights granted to Equinox Gold under the Support Agreement include, among other things:
•the right to nominate an individual to the board of directors of the Corporation (the "Board"), so long as Equinox Gold continues to hold at least 20% of the issued and outstanding Common Shares;
•the right to appoint its nominee to committees of the Board, including the audit committee and the compensation committee; and
•certain equity-related rights, including a participation right to maintain its pro rata equity position in the Corporation, certain other anti-dilution protections and mandatory registration rights, so long as Equinox Gold continues to hold at least 20% of the issued and outstanding Common Shares.
During the year ended December 31, 2023, Equinox Gold's percentage interest in the issued and outstanding Common Shares fell below 20%, and, consequently, the Support Agreement was terminated in accordance with its terms.
i-80 Offtake Agreement
Prior to the Arrangement, Premier and certain of its subsidiaries were party to a second amended and restated offtake agreement dated March 4, 2020, with OMF Fund II SO Ltd. ("OMF SO"), an affiliate of Orion Mine Finance Management II Limited ("Orion Mine Finance II"), as purchaser and purchasers' agent (the "Premier Offtake Agreement"), pursuant to which OMF SO had the right to purchase up to a specified number of ounces of refined gold annually (the "Annual Gold Quantity") from production derived from mineral projects in which any Premier group entity, directly or indirectly, held an interest as of March 4, 2020. OMF SO transferred all of its rights and obligations under the Premier Offtake Agreement to its affiliate, OMF Fund II (O) Ltd. ("OMF O"), on May 1, 2020. Under the Premier Offtake Agreement, the Annual Gold Quantity was (i) 80,000 ounces for 2020, (ii) 85,000 ounces for 2021, and (iii) 90,000 ounces each year thereafter, subject to an annual maximum of 50,000 ounces of refined gold from each of Premier's producing projects. The term of the Premier Offtake Agreement was from the date of the agreement until March 1, 2027.
Concurrently with the completion of the Arrangement, OMF O agreed to waive the project transfer fee under the Premier Offtake Agreement that would have been payable to OMF O upon the occurrence of the spin-out of the Corporation, and entered into (i) a new offtake agreement with i-80 and its subsidiaries dated April 7, 2021, in respect of i-80's mineral properties (the "i-80 Offtake Agreement"), and (ii) a third amended and restated offtake agreement with Premier and its subsidiaries dated April 7, 2021, which replaced the Premier Offtake Agreement.
The i-80 Offtake Agreement applied to (i) any mineral project in which an i-80 group entity, directly or indirectly, held an interest as of April 7, 2021, including, but not limited to, the South Arturo Mine and the McCoy-Cove Project, and (ii) the Granite Creek Project. The term of the i-80 Offtake Agreement was from the date of the agreement until March 1, 2027.
Under the i-80 Offtake Agreement, the Annual Gold Quantity was (i) up to an aggregate of 29,750 ounces of refined gold in respect of the 2021 calendar year (net of the ounces of refined gold delivered by Premier in 2021 under the Premier Offtake Agreement prior to April 7, 2021), and (ii) up to an aggregate of 31,500 ounces of refined gold in respect of any calendar year after 2021 until March 1, 2027. If the Corporation produced less than the applicable Annual Gold Quantity in any given year, its delivery obligations under the i-80 Offtake Agreement were limited to those ounces of refined gold actually produced.
In October 2021, the i-80 Offtake Agreement was amended and restated in connection with the Asset Exchange. See "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Amended and Restated Offtake Agreement" for more information.

Prior i-80 Silver Purchase Agreement
Prior to the Arrangement, Premier and certain of its subsidiaries were party to an amended and restated silver purchase and sale agreement dated January 31, 2019, with OMF SO and certain of its affiliates, as purchasers (the "Premier Stream Agreement"), pursuant to which OMF SO paid an additional deposit of US$10 million to a wholly-owned subsidiary of Premier, which subsidiary was required to deliver to OMF SO 100% of the silver production from the Mercedes mine located in the State of Sonora, Mexico (the "Mercedes Mine") and 100% of the silver production from the South Arturo Mine attributable to Premier until the delivery of 3.75 million refined ounces of silver (including deliveries previously made to OMF SO), after which the delivery would be reduced to 30% of the silver production from the Mercedes Mine and the South Arturo Mine. The Premier subsidiary was required to deliver at least 300,000 ounces of refined silver in the aggregate from the Mercedes Mine and the South Arturo Mine in each calendar year to OMF SO until 2.1 million ounces of refined silver in the aggregate had been delivered to OMF SO. OMF SO would purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. As security for the payment of its obligations under the Premier Stream Agreement, Premier granted a continuing security interest over the assets relating to the Mercedes Mine and the South Arturo Mine.
Concurrently with the completion of the Arrangement, OMF SO and the Corporation entered into a silver purchase and sale agreement dated April 7, 2021 (the "Prior i-80 Silver Purchase Agreement"), pursuant to which the Corporation was required to deliver to OMF SO 100% of the silver production from the South Arturo Mine attributable to the Main Stream Area (as defined in the Prior i-80 Silver Purchase Agreement) and 50% of the silver production attributable to the Exploration Stream Area (as defined in the Prior i-80 Silver Purchase Agreement). Following the delivery to OMF SO of an aggregate amount of refined silver equal to US$1.0 million under the Prior i-80 Silver Purchase Agreement, OMF SO would continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The Prior i-80 Silver Purchase Agreement was unsecured, as the security granted by Premier over the South Arturo Mine in connection with the Premier Stream Agreement was discharged concurrently with the entering into the Prior i-80 Silver Purchase Agreement.
As part of the Asset Exchange, Nevada Gold assumed all of the Corporation's obligations under the Prior i-80 Silver Purchase Agreement and entered into an amended and restated silver purchase and sale agreement with OMF SO dated October 14, 2021, which replaced the Prior i-80 Silver Purchase Agreement. On December 13, 2021, the Corporation entered into a new silver purchase and sale agreement in respect of its mineral properties with an affiliate of Orion Mine Finance Management III LLC ("Orion Mine Finance III"). See "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – New Silver Purchase Agreement" for more information.
Subscription Receipt Financing
On March 18, 2021, the Corporation closed a brokered private placement offering of 30,914,614 subscription receipts of the Corporation (the "Subscription Receipts") at a subscription price of $2.60 per Subscription Receipt for aggregate gross proceeds of approximately $80.4 million (the "Subscription Receipt Financing"). The Subscription Receipt Financing was conducted on a marketed basis through a syndicate of agents led by CIBC World Markets Inc. (the "Lead Agent"), and including Sprott Capital Partners LP, Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Scotia Capital Inc., BMO Nesbitt Burns Inc., Cormark Securities Inc. and RBC Dominion Securities Inc. (collectively, the "Agents").
The Subscription Receipts were created and issued pursuant to the terms of a subscription receipt agreement dated March 18, 2021 (the "Subscription Receipt Agreement"), among the Corporation, the Lead Agent, on its own behalf and on behalf of the Agents, and TSX Trust Company, as subscription receipt agent (the "Subscription Receipt Agent"). The Subscription Receipt Agreement provided that each Subscription Receipt would be automatically exchanged, without any further consideration or action by the holder thereof, for one Common Share and one quarter of one common share purchase warrant (each whole warrant, a "Sub Receipt Warrant") upon the satisfaction of the Escrow Release Conditions (as defined below). Each whole Sub Receipt Warrant entitled the holder thereof to acquire one Common Share at an exercise price of $3.64 per Common Share until September 18, 2022.

The gross proceeds of the Subscription Receipt Financing, less (i) 50% of the commission payable to the Agents and the Agents' expenses incurred in connection with the Subscription Receipt Financing, and (ii) the $24.1 million subscription by Equinox Gold, which was set off against the principal amount outstanding under the Equinox Gold Loan (as discussed above), were deposited in escrow with the Subscription Receipt Agent on the closing date of the Subscription Receipt Financing, pending the satisfaction of certain conditions, including: the filing of the articles of arrangement in connection with the Arrangement; the Common Shares issuable upon conversion of the Subscription Receipts (including the Common Shares issuable upon exercise of the Sub Receipt Warrants) having been conditionally approved for listing on the TSX; and certain other customary conditions (collectively, the "Escrow Release Conditions").
Upon completion of the Arrangement, the Escrow Release Conditions were satisfied. Each of the 30,914,614 Subscription Receipts issued pursuant to the Subscription Receipt Financing were automatically converted into one Common Share and one quarter of one Sub Receipt Warrant. The Corporation issued an aggregate of 30,914,614 Common Shares and 7,728,652 Sub Receipt Warrants (as of December 31, 2022, all outstanding Sub Receipt Warrants had expired) in connection with the conversion of the Subscription Receipts. Concurrently, the Subscription Receipt Agent released the net proceeds of the financing to the Corporation.
The Corporation used a portion of the proceeds from the Subscription Receipt Financing to fund the cash portion of the purchase price for the Granite Creek Acquisition. The balance of the proceeds have been used for working capital and general corporate purposes, and to pay for exploration and development expenses related to the Corporation's mining projects.
Escrow Agreement
In accordance with the requirements of the TSX, an aggregate of 11,061,614 Common Shares and 2,765,403 Sub Receipt Warrants issued upon the conversion of the Subscription Receipts were deposited into escrow pursuant to an escrow agreement dated April 7, 2021, between the Corporation, TSX Trust Company, as escrow agent, and certain securityholders of the Corporation (the "Escrow Agreement"). One quarter of the escrowed securities were released on the date the Common Share were listed on the TSX, being April 13, 2021 (the "Listing Date"). One third of the escrowed securities were released 6 months after the Listing Date, one half of the escrowed securities were released 12 months after the Listing Date and the remaining escrowed securities were released 18 months after the Listing Date. As of December 31, 2022, no securities remain in escrow under the Escrow Agreement.
Granite Creek Acquisition
On August 10, 2020, Premier and Premier USA entered into a membership interest purchase agreement with affiliates of Waterton (the "Granite Creek Acquisition Agreement"), pursuant to which Premier USA agreed to acquire from Waterton all of the outstanding membership interests of Osgood LLC, the 100% owner of the Granite Creek Project. The Granite Creek Acquisition Agreement was amended on December 15, 2020, to, among other things, include the Corporation as a party. The Granite Creek Acquisition closed on April 14, 2021, and upon closing thereof, Osgood LLC became an indirect, wholly-owned subsidiary of the Corporation.
The consideration paid to Waterton pursuant to the Granite Creek Acquisition consisted of: (i) US$23 million in cash; (ii) 13,036,846 Common Shares at a deemed issue price of $2.60 per Common Share; (iii) 12,071,152 common share purchase warrants (the "Granite Creek Warrants"), with each warrant exercisable to acquire one Common Share at an exercise price of $3.64 per Common Share for a period of 36 months from the closing date of the Granite Creek Acquisition; and (iv) contingent value rights, including a payment to Waterton in the amount of US$5 million upon the public announcement of a positive production decision related to the Granite Creek Project (underground or open pit) and an additional payment of US$5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded US$2,000 per ounce.
In September 2022, the Corporation paid to Waterton US$5 million as part of the contingent value rights payment due upon the public announcement of a positive production decision related to the Granite Creek Project.

In February 2024, the Corporation issued to Waterton 1,600,000 Common Shares in partial satisfaction of the second contingent value rights payment due upon production of the first ounce of gold from the Granite Creek Project and payable in the event that the price of gold exceeded US$2,000 per ounce for a 60-day period (the "Price Payment").
First Equinox Top-Up
Equinox Gold exercised its participation right under the Support Agreement to acquire additional Common Shares in connection with the Granite Creek Acquisition. Pursuant to such exercise, on May 26, 2021, Equinox Gold subscribed for and purchased 5,479,536 Common Shares at a price of $2.60 per Common Share, for aggregate gross proceeds to the Corporation of approximately $14.2 million.
Equinox Gold also exercised its participation right under the Support Agreement in connection with the Ruby Hill Acquisition. See "General Development of the Business – Three Year History – Concurrent Financing – Second Equinox Top-Up" for more information.
Christison Acquisition
On December 15, 2020, Premier, Premier USA and the Corporation entered into a definitive purchase agreement with members of the Christison family and Seven Dot Cattle Co. LLC to acquire certain properties adjacent to the Granite Creek Project in Humboldt County, Nevada (the "Christison Acquisition"). The total purchase price under the Christison Acquisition was US$15 million, of which US$10 million was to be paid in cash and the remaining amount was to be satisfied with Common Shares at a price equal to the 10-day volume weighted average closing price immediately prior to the closing date of the Christison Acquisition.
In December 2020, Premier USA acquired a portion of the lands and claims comprising the Christison Acquisition through the payment of US$7.5 million in cash. On May 10, 2021, the Corporation completed the acquisition of the remaining lands and claims comprising the Christison Acquisition with the payment by the Corporation of US$2.5 million in cash and the issuance of 2,430,488 Common Shares at a deemed issue price of $2.5008 per Common Share.
The properties acquired in the Granite Creek Acquisition and the Christison Acquisition have been combined under the Granite Creek Project.
OTCQX Listing
On August 26, 2021, the Corporation announced that its application to OTC Markets Group, Inc. for the Common Shares to begin trading on the OTCQX® Best Market (the "OTCQX") had been accepted. The Common Shares commenced trading on the OTCQX at market open on August 26, 2021, under the ticker symbol "IAUCF".
Lone Tree Asset Exchange
On September 3, 2021, the Corporation, together with its wholly-owned subsidiaries, Dee LLC and Au-Reka LLC, entered into a definitive asset exchange agreement (the "Exchange Agreement") with Nevada Gold Mines LLC ("Nevada Gold"), pursuant to which the Corporation agreed to acquire, by way of asset exchange (the "Asset Exchange"), Nevada Gold's 100% ownership interest in the Lone Tree Project in exchange for the Corporation's (i) indirect 40% interest in the South Arturo mine located in Elko County, Nevada (the "South Arturo Mine") and (ii) option to acquire 100% interest in the exploration stage Rodeo Creek property located in Elko County, Nevada (the "Rodeo Creek Property"). Nevada Gold is a joint venture between Newmont Mining Corporation ("Newmont") and Barrick Gold Corporation ("Barrick") that is operated by Barrick, and, prior to the Asset Exchange, was the Corporation's joint venture partner at the South Arturo Mine. The Asset Exchange was completed on October 14, 2021.

Pursuant to the Exchange Agreement, the Corporation acquired a 100% interest in the Lone Tree Project from Nevada Gold in exchange for: (i) Dee LLC's 40% ownership interest in the South Arturo Mine, (ii) assignment of Au-Reka LLC's option to acquire the adjacent Rodeo Creek Property; (iii) contingent consideration of up to US$50 million based on production from the Lone Tree mine (as described below); and (iv) arrangement of substitute bonding (and release of Nevada Gold bonds) in respect of the Lone Tree and Buffalo Mountain reclamation obligations at closing. The Corporation's interest in the Lone Tree Project is held through its subsidiary, Dee LLC.
The property acquired by the Corporation as part of the Lone Tree Project includes the past-producing Lone Tree mine, which is host to substantial processing infrastructure (including a whole ore autoclave), and the Buffalo Mountain gold deposits. In the event the Corporation restarts the processing of ore at Lone Tree, Nevada Gold will be entitled to receive the following contingent payments of up to US$50 million, subject to the terms and conditions of a contingent consideration agreement dated October 14, 2021, between the Corporation, Dee LLC and Nevada Gold:
•an amount equal to US$25.00 per recovered gold equivalent mineral reserve ounce identified in the feasibility study for the restart of mining at the Lone Tree mine ("Initial Contingent Consideration"), payable in two equal installments six months and 18 months following the later of: (i) commencement of commercial production at the Lone Tree mine, (ii) and the completion of such feasibility study; and
•an amount equal to US$25.00 per ounce of produced gold in excess of the number of recovered gold equivalent mineral reserve ounces (the "Continuing Contingent Consideration", together with the Initial Contingent Consideration, the "Contingent Consideration"), payable within five days after the end of each calendar quarter during which a payment of Continuing Contingent Consideration accrues, provided that the aggregate Contingent Consideration does not exceed US$50 million.
The Contingent Consideration is a registered real property interest which runs with the mineral properties comprising the Lone Tree Project.
At the closing of the Asset Exchange, Nevada Gold reimbursed the Corporation approximately US$7.3 million for amounts previously advanced by the Corporation for the autonomous truck haulage test work completed at South Arturo and for funds advanced by the Corporation that were not used for reclamation activities.
Nevada Gold Subscription Agreement
As a condition precedent to the closing of the Asset Exchange, Nevada Gold was required to participate in the Concurrent Financing (as defined below). Pursuant to a subscription agreement between the Corporation and Nevada Gold dated October 14, 2021, Nevada Gold subscribed for and purchased 22,757,393 Common Shares under the Concurrent Financing at the price of $2.62 per Common Share, for gross proceeds to the Corporation of approximately $59.6 million. See "General Development of the Business – Three Year History – Concurrent Financing".
Toll Milling Agreements
Concurrently with the closing of the Asset Exchange, the Corporation and Nevada Gold entered into two toll milling agreements, as described below.
•Autoclave Toll Milling Agreement: Pursuant to the autoclave toll milling agreement dated October 14, 2021, between Osgood LLC, Au-Reka LLC and Nevada Gold (the "Autoclave Toll Milling Agreement"), Nevada Gold agreed to process up to an aggregate of 1,000 tons/day of ore produced from the Granite Creek Project and the McCoy-Cove Project at its autoclave facilities, until the earlier of (i) the date the Lone Tree autoclave becomes fully operational, and (ii) October 14, 2024, subject to extension by mutual agreement between the parties. Ruby Hill LLC may in the future become party to the Autoclave Toll Milling Agreement, in which event ore produced from the Ruby Hill Project may also be processed at Nevada Gold's autoclave facilities.

•Roaster Toll Milling Agreement: Pursuant to the roaster toll milling agreement dated October 14, 2021, between Au-Reka LLC and Nevada Gold (the "Roaster Toll Milling Agreement"), Nevada Gold agreed to process up to 750 tons/day of ore produced at the McCoy-Cove Project at its roaster facilities until October 14, 2031, subject to extension by mutual agreement between the parties.
Concurrent Financing
Concurrently with the closing of the Asset Exchange, on October 14, 2021, the Corporation closed a non-brokered private placement offering of 39,041,515 Common Shares at price of $2.62 per Common Share for aggregate gross proceeds of approximately $102.3 million (the "Concurrent Financing"). The issue price represents the five-day volume weighted average trading price of the Common Shares on the TSX ending on September 2, 2021, being the last trading date prior to the date of execution of the Exchange Agreement.
The Concurrent Financing included the participation of Nevada Gold as described under the heading "General Development of the Business – Three Year History – Lone Tree Asset Exchange – Nevada Gold Subscription Agreement". The Concurrent Financing also included the participation of Orion Mine Finance III as described under the heading "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Orion Subscription Agreement".
The Corporation used a portion of the proceeds from the Concurrent Financing to fund the cash portion of the purchase price for the Ruby Hill Acquisition (as defined below). The Corporation used the balance of the proceeds, together with other available funds, to pay for exploration and development expenses related to the Corporation's mining projects, refurbishment of the processing facility at Lone Tree and for working capital and general corporate purposes.
Second Equinox Top-Up
Equinox Gold exercised its participation right under the Support Agreement to maintain its pro rata ownership of Common Shares in connection with the Ruby Hill Acquisition. Pursuant to such exercise, on December 10, 2021, Equinox Gold subscribed for and purchased 4,800,000 Common Shares at a price of $2.62 per Common Share, for aggregate gross proceeds to the Corporation of approximately $12.6 million.
Shareholder approval was required in respect of Equinox Gold's subscription as well as the Orion Subscription Agreement, the Orion Convertible Loan, the Sprott Convertible Loan, the Transfer Fee Shares and the 2021 Orion Warrants (each as defined below) pursuant to Section 607(g)(i) of the TSX Company Manual. In reliance on the exemption from the requirement to hold a shareholder meeting in Section 604(d) of the TSX Company Manual, the Corporation obtained the required shareholder approval by written consent of shareholders of the Corporation holding in the aggregate more than 50% of the outstanding Common Shares.
Ruby Hill Acquisition
On September 3, 2021, the Corporation, together with Premier USA, entered into a membership interest purchase agreement with affiliates of Waterton (the "Ruby Hill Acquisition Agreement"), pursuant to which Premier USA agreed to acquire from Waterton all of the outstanding membership interests of Ruby Hill LLC, the 100% owner of the Ruby Hill Project (the "Ruby Hill Acquisition"). The Ruby Hill Acquisition closed on October 15, 2021, and upon closing thereof, Ruby Hill LLC became an indirect, wholly-owned subsidiary of the Corporation.
Under the terms of the Ruby Hill Acquisition Agreement, the consideration paid to Waterton consisted of: (i) US$75 million in cash; (ii) 3,191,358 Common Shares at a deemed issue price of $3.1237 per Common Share; and (iii) milestone payment rights, pursuant to which Waterton is entitled to receive up to an additional US$67 million upon the occurrence of certain milestones.

The milestone payment rights were granted pursuant to a milestone payment rights agreement entered into at the closing of the Ruby Hill Acquisition, which provides for the following milestone payments:
•US$17 million in cash and/or Common Shares, payable on the earlier of 60 days following the issuance of a press release by the Corporation regarding the completion of a new or updated mineral resource estimate for the Ruby Hill Project or 15 months after the closing date of the Ruby Hill Acquisition, based on the market price of the Common Shares at the time of such payment (the "First Milestone Payment");
•US$15 million in cash and/or Common Shares payable on the earlier of 60 days following the issuance of a press release by the Corporation regarding the completion of a feasibility study for the Ruby Hill Project or 24 months after the closing date of the Ruby Hill Acquisition, based on the market price of the Common Shares at the time of such payment (the "Second Milestone Payment");
•US$15 million in cash and/or Common Shares payable on the earlier of 30 months after the closing date of the Ruby Hill Acquisition and 90 days following the announcement by the Corporation of a construction decision related to a deposit on any portion of the Ruby Hill Project that is not currently being mined, based on the market price of the Common Shares at the time of such payment (the "Third Milestone Payment"); and
•US$20 million in cash and/or Common Shares payable on the earlier of 36 months after the closing date of the Ruby Hill Acquisition and 90 days following the announcement by the Corporation of achieving commercial production related to a deposit on any portion of the Ruby Hill Project that is not currently being mined, priced based on the market price of the Common Shares at the time of such payment (the "Fourth Milestone Payment").
Up to 50% of each milestone payment may consist of Common Shares, provided that the number of Common Shares then held by Waterton after giving effect to the share issuance shall not exceed 9.99% of the then issued and outstanding Common Shares, calculated on a partially diluted basis.
In January 2023, the Corporation exercised the early prepayment option and paid to Waterton total consideration of US$27.0 million in satisfaction of the First Milestone Payment and Second Milestone Payment. Consideration paid to Waterton consisted of US$11.0 million in cash and 5,515,313 Common Shares.
On October 16, 2023, the Corporation exercised the early prepayment option and paid to Waterton total consideration of US$20.0 million in satisfaction of the Third Milestone Payment and the Fourth Milestone Payment. Consideration paid to Waterton consisted of US$10.0 million in cash and 6,613,382 Common Shares.

Orion and Sprott Financing Arrangements
In connection with the Asset Exchange and the Ruby Hill Acquisition, the Corporation entered into a series of financing arrangements with affiliates of Orion Mine Finance II and Orion Mine Finance III (collectively, "Orion") and certain investment funds managed by Sprott Inc. (collectively, "Sprott"), for aggregate proceeds of US$135 million in addition to Orion's subscription under the Concurrent Financing, and an accordion option to potentially access up to an additional US$100 million (the "Financing Package").
The Financing Package in its aggregate consisted of:
•an equity subscription agreement dated October 14, 2021, between the Corporation and Orion Mine Finance Fund III LP ("Orion Fund III"), an affiliate of Orion Mine Finance III (the "Orion Subscription Agreement"), providing for Orion's participation in the Concurrent Financing;

•a convertible credit agreement dated December 13, 2021, between the Corporation, as borrower, Premier USA, Osgood LLC and Ruby Hill LLC, as guarantors, OMF Fund III (F) Ltd. ("OMF F"), an affiliate of Orion Mine Finance III, as administrative agent and lender, and the other lenders from time to time party thereto (the "Orion Convertible Credit Agreement");
•a convertible credit agreement dated December 10, 2021, between the Corporation, as borrower, Premier USA, Osgood LLC and Ruby Hill LLC, as guarantors, Sprott Hathaway Special Situations Fund Master Fund LP ("Sprott Hathaway"), as administrative agent, SAF Sub Holdings, LLC ("SAF Holdings") and SAF Bullion Sub, LLC ("SAF Bullion"), as lenders, and the other lenders from time to time party thereto (the "Sprott Convertible Credit Agreement");
•an amended and restated offtake agreement dated December 13, 2021, between Dee LLC, as seller, the Corporation, Premier USA, Au-Reka LLC, Osgood LLC, Ruby Hill LLC and Premier Gold Mines Nevada Inc., as guarantors, OMF O, as purchaser and purchasers' agent, OMF Fund III (Cr) Ltd. ("OMF CR"), an affiliate of Orion Mine Finance III, as purchaser, and the other purchasers from time to time party thereto (the "Amended and Restated Offtake Agreement");
•a silver purchase and sale agreement dated December 13, 2021, between the Corporation, as seller, Premier USA, Osgood LLC and Ruby Hill LLC, as guarantors, OMF Fund III (HG) Ltd. ("OMF HG"), an affiliate of Orion Mine Finance III, as purchaser and purchasers' agent, and the other purchasers from time to time party thereto (the "Silver Purchase Agreement"); and
•a gold prepay purchase and sale agreement dated December 13, 2021, between the Corporation, as seller, Premier USA, Osgood LLC and Ruby Hill LLC, as guarantors, OMF HG, as administrative agent and buyer, and the other buyers from time to time party thereto (the "Gold Prepay Agreement").
The following is a description of each component of the Financing Package.
Orion Subscription Agreement
On October 14, 2021, the Corporation entered into the Orion Subscription Agreement with Orion Fund III, an affiliate of Orion, pursuant to which Orion subscribed for and purchased 7,500,000 Common Shares under the Concurrent Financing for aggregate gross proceeds of approximately $19.6 million. See "General Development of the Business – Three Year History – Concurrent Financing".
Under the Orion Subscription Agreement, the Corporation also granted Orion a participation right to maintain its pro rata equity position in the Corporation. The Orion Subscription Agreement provides that, for so long as Orion holds at least 5% of the Common Shares (calculated on a non-diluted basis), Orion has the right to participate in any offerings of Common Shares, or securities convertible into, or exchangeable for, Common Shares, on the same terms and conditions and at the same price at which such securities are offered for issue or sale to other purchasers, so as to maintain its proportionate interest in the Corporation.
Orion Convertible Loan
On December 13, 2021, the Corporation and certain of its subsidiaries entered into the Orion Convertible Credit Agreement with OMF F, an affiliate of Orion, pursuant to which Orion made available and advanced to the Corporation an unsecured convertible loan in the principal amount of US$50 million (the "Orion Convertible Loan"). The Orion Convertible Loan bears interest at a rate of 8.0% per annum and matures on December 13, 2025 (the "Orion Maturity Date").

The outstanding initial principal amount under the Orion Convertible Loan, and any accrued interest thereon, may, at Orion's option, be converted into Common Shares at any time, and from time to time, prior to the earlier of (a) the business day preceding the Orion Maturity Date, and (b) the date of repayment in full of the principal amount of the Orion Convertible Loan and all accrued and unpaid interest thereon, at a price per Common Share, (i) in the case of the outstanding initial principal, equal to 125% of the issue price, being $3.275 per Common Share (the "Conversion Price"), and (ii) in the case of accrued and unpaid interest, equal to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the conversion of such interest, subject to the approval of the TSX. Commencing on April 12, 2022, if at any time the volume-weighted average trading price of the Common Shares on the TSX is equal to or exceeds 150% of the Conversion Price for a period 20 consecutive trading days, then for the three trading days following such period, the Orion Convertible Loan will be convertible at the Corporation's option. The number of Common Shares to be issued upon conversion of the Orion Convertible Loan will be calculated based on the outstanding principal and accrued interest amount at the time of conversion. Any portion of the Orion Convertible Loan that is not converted into Common Shares will be due and payable in cash on the Orion Maturity Date.
The Canadian dollar equivalent of the US$50 million principal of the Orion Convertible Loan was deemed to be $63.5 million (as determined in accordance with the Orion Convertible Credit Agreement). If the initial principal amount of the Orion Convertible Loan is converted in full, at the Conversion Price, an aggregate of 19,389,313 Common Shares (the "Orion Conversion Shares") will be issued to Orion.
Sprott Convertible Loan
As part of the Financing Package, on December 10, 2021, the Corporation and certain of its subsidiaries also entered into the Sprott Convertible Credit Agreement with Sprott Hathaway, SAF Holdings and SAF Bullion, each of whom is an affiliate of Sprott, pursuant to which Sprott made available and advanced to the Corporation an unsecured convertible loan in the principal amount of US$10 million (the "Sprott Convertible Loan") on the same terms as the Orion Convertible Loan. The Sprott Convertible Loan bears interest at a rate of 8.0% per annum and matures on December 9, 2025 (the "Sprott Maturity Date").
The outstanding initial principal amount under the Sprott Convertible Loan, and any accrued interest thereon, may, at Sprott's option, be converted into Common Shares at any time, and from time to time, prior to the earlier of (a) the business day preceding the Sprott Maturity Date, and (b) the date of repayment in full of the principal amount of the Sprott Convertible Loan and all accrued and unpaid interest thereon, at a price per Common Share, (i) in the case of the outstanding initial principal, equal to the Conversion Price, and (ii) in the case of accrued and unpaid interest, equal to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the conversion of such interest, subject to the approval of the TSX. Commencing on April 9, 2022, if at any time the volume-weighted average trading price of the Common Shares on the TSX is equal to or exceeds 150% of the Conversion Price for a period 20 consecutive trading days, then for the three trading days following such period, the Sprott Convertible Loan will be convertible at the option of the Corporation. The number of Common Shares to be issued upon conversion of the Sprott Convertible Loan will be calculated based on the outstanding principal and accrued interest amount at the time of conversion. Any portion of the Sprott Convertible Loan that is not converted into Common Shares will be due and payable in cash on the Sprott Maturity Date.
The Canadian dollar equivalent of the US$10 million principal of the Sprott Convertible Loan was deemed to be approximately $12.64 million (as determined in accordance with the Sprott Convertible Credit Agreement). If the initial principal amount of the Sprott Convertible Loan is converted in full, at the Conversion Price, an aggregate of 3,860,152 Common Shares (each, a "Sprott Conversion Share") will be issued to Sprott.
In July 2023, the Corporation issued an aggregate of 800,449 Common shares to Sprott Hathaway, consisting of (i) 694,827 Sprott Conversion Shares upon the conversion of US$1.8 million of the aggregate principal amount of the Sprott Convertible Loan at the Conversion Price, and (ii) 105,622 Common Shares in satisfaction of all of the accrued and unpaid interest on such converted principal amount through June 27, 2023. After giving effect to the foregoing, there remains an aggregate principal amount, excluding accrued and unpaid interest, of US$8.2 million under the Sprott Convertible Loan, which is convertible for an aggregate of 3,165,325 Sprott Conversion Shares.

Amended and Restated Offtake Agreement
On December 13, 2021, the Corporation and its subsidiaries entered into the Amended and Restated Offtake Agreement with OMF O and OMF CR, each an affiliate of Orion, in connection with the Asset Exchange. The Amended and Restated Offtake Agreement replaces the i-80 Offtake Agreement and applies to any mineral project in which an i-80 group entity, directly or indirectly, held an interest as of December 13, 2021, including, but not limited to, the Granite Creek Project, the McCoy-Cove Project and the Ruby Hill Project, but excluding the Lone Tree Project. The term of the Amended and Restated Offtake Agreement is from the date of the agreement until December 31, 2028.
Under the Amended and Restated Offtake Agreement, the Annual Gold Quantity is (i) up to an aggregate of 29,750 ounces of refined gold in respect of the 2021 calendar year (net of the ounces of refined gold delivered by Premier under the Premier Offtake Agreement from January 1, 2021 to April 7, 2021, and by the Corporation under the i-80 Offtake Agreement from April 7, 2021 to December 31, 2021), (ii) up to an aggregate of 37,500 ounces of refined gold in respect of the 2022 and 2023 calendar years, and (iii) up to an aggregate of 40,000 ounces of refined gold in respect of any calendar year after 2023. If the Corporation produces less than the applicable Annual Gold Quantity in any given year, its delivery obligations under the Amended and Restated Offtake Agreement are limited to those ounces of refined gold actually produced.
In addition, pursuant to the i-80 Offtake Agreement, the Corporation was required to pay a transfer fee (the "Transfer Fee") of US$1.75 million to OMF O as a result of the sale and transfer of the Corporation's interest in the South Arturo Mine to Nevada Gold pursuant to the Asset Exchange. On October 21, 2021, the Corporation satisfied its obligation to pay the Transfer Fee by issuing 839,799 Common Shares (the "Transfer Fee Shares") to OMF O at the price of $2.62 per Common Share.
In January 2022, OMF O and OMF CR assigned all of their respective right, title and interest under the Amended and Restated Offtake Agreement to affiliates of Trident Royalties PLC.
New Silver Purchase Agreement
On December 13, 2021, the Corporation and certain of its subsidiaries entered into the Silver Purchase Agreement with OMF HG, an affiliate of Orion, pursuant to which Orion agreed to provide a senior secured deposit of US$30 million to the Corporation in consideration for the Corporation agreeing to deliver to Orion silver from the Granite Creek and Ruby Hill Projects, subject to the terms and conditions contained therein.
Under the Silver Purchase Agreement, commencing on April 30, 2022, in exchange for a US$30 million prepayment, the Corporation will be required to deliver to Orion 100% of the silver production from the Granite Creek Project and 100% of the silver production from the Ruby Hill Project until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% of the silver production from the Granite Creek Project and the Ruby Hill Project until the delivery of 2.5 million ounces of silver (including deliveries previously made to Orion), after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. The Corporation will be required to deliver the following minimum amounts of refined silver from the Granite Creek Project and the Ruby Hill Project to Orion in each calendar year until at least 1.2 million ounces of refined silver in the aggregate has been delivered to Orion:

Year	Refined Silver Delivery Obligation
2022	300,000 ounces
2023	400,000 ounces
2024	400,000 ounces
2025	100,000 ounces

At the Corporation's sole option, the obligation to make up any shortfall of the amounts noted above may be satisfied by the delivery of refined gold instead of refined silver, at a ratio of 1/75th ounce of refined gold for each ounce of refined silver, on the terms and conditions outlined in the Silver Purchase Agreement.
Orion will purchase the refined silver from the Corporation at an ongoing cash purchase price equal to 20% of the prevailing silver price. Pursuant to the Silver Purchase Agreement, the Corporation is required to comply with certain covenants, including maintaining a specified annual metal delivery coverage ratio.
Upon a construction decision for the Ruby Hill Project, comprised of one or both of the Ruby Deeps or Blackjack deposits, which construction decision shall be based on a feasibility study in form and substance satisfactory to Orion, acting reasonably, the Corporation will have the right to request an additional deposit from Orion in the amount of US$50 million in accordance with the terms of the Silver Purchase Agreement.
As security for the payment of its obligations under the Silver Purchase Agreement, the Corporation granted a continuing security interest over the assets relating to the Granite Creek Project and the Ruby Hill Project.
In January 2024, the Corporation and Orion agreed to extend certain delivery requirements under the Silver Purchase Agreement in exchange for (i) a cash payment of US$200,000 to Orion, and (ii) the issuance to Orion of warrants to purchase 500,000 Common Shares until January 24, 2028 at a price of C$2.717 per Common Share, subject to customary anti-dilution adjustments (the "2024 Orion Warrants").
Gold Prepay Agreement
On December 13, 2021, the Corporation and certain of its subsidiaries entered into the Gold Prepay Agreement with OMF HG, an affiliate of Orion, pursuant to which Orion will make available to the Corporation a senior secured gold prepayment in the amount of US$45 million on account of the future delivery by the Corporation to Orion of an aggregate of 32,000 ounces of refined gold. Under the Gold Prepay Agreement (as amended on April 12, 2022), the Corporation delivered to Orion 1,600 troy ounces of gold in respect of the first delivery, 3,100 troy ounces of gold for the calendar quarter ending June 30, 2022 and thereafter is required to deliver, 2,100 troy ounces of gold per calendar quarter until September 30, 2025, in satisfaction of the US$45 million prepayment. As the funding from Orion did not occur until April 13, 2022, payment for the delivery of 1,600 ounces for the quarter ending March 31, 2022 was offset against the US$45 million of proceeds received from Orion.
Upon a positive construction decision by the Corporation for both (i) the processing facilities at the Lone Tree Project, and (ii) any two of the following: the Ruby Hill underground development (including one or both of the Ruby Deeps or Blackjack deposits), the Granite Creek open pit development or the McCoy-Cove Project, in all cases based on a feasibility study in form and substance satisfactory to Orion, acting reasonably, the Corporation will have the right to request an increase in the US$45 million prepayment by an additional amount not exceeding US$50 million in aggregate in accordance with the terms of the Gold Prepay Agreement.
As security for the payment of its obligations under the Gold Prepay Agreement, the Corporation granted a continuing security interest over the assets relating to the Granite Creek Project and the Ruby Hill Project.
Additionally, in connection with the Gold Prepay Agreement, the Corporation issued to OMF HG warrants to purchase up to 5,500,000 Common Shares (the "2021 Orion Warrants"). Each 2021 Orion Warrant is exercisable for one Common Share at an exercise price of $3.275 per Common Share until December 13, 2024 (subsequently extended to December 13, 2025 in connection with the 2023 Gold Prepay Accordion (as defined below)). The number and exercise price of 2021 Orion Warrants are subject to customary anti-dilution provisions.

Amended and Restated Gold Prepay Agreement
On September 20, 2023, the Corporation entered into an amended and restated gold prepay purchase and sale agreement (the "A&R Gold Prepay Agreement") with Orion, pursuant to which the Corporation received aggregate gross proceeds of US$20 million (the "2023 Gold Prepay Accordion") structured as an additional accordion under the existing Gold Prepay Agreement.

The 2023 Gold Prepay Accordion will be repaid through the delivery by the Corporation to Orion of 13,333 troy ounces of gold over a period of 12 quarters, being 1,110 troy ounces of gold per quarter over the delivery period with the first delivery being 1,123 troy ounces of gold. The first delivery will occur on March 31, 2024, and the last delivery will occur on December 31, 2026. Obligations under the A&R Gold Prepay Agreement, including the 2023 Gold Prepay Accordion, will continue to be senior secured obligations of the Corporation and its wholly-owned subsidiaries Ruby Hill LLC and Osgood LLC and secured against the Ruby Hill Project and the Granite Creek Project.

The remaining terms of the A&R Gold Prepay Agreement remain substantially the same as the existing Gold Prepay Agreement. The Corporation may request an increase in the prepayment by an additional amount not exceeding US$50 million in aggregate in accordance with the terms of the A&R Gold Prepay Agreement.

In connection with the 2023 Gold Prepay Accordion, the Corporation issued to Orion warrants to purchase up to 3.8 million Common Shares at an exercise price of C$3.17 per common share (subject to customary anti-dilution adjustments) until September 20, 2026 (the "2023 Orion Warrants") and extended the expiry date of the 2021 Orion Warrants by an additional 12 months to December 13, 2025.

Listing on NYSE American
The Common Shares commenced trading on the NYSE American at market open on May 19, 2022, under the ticker symbol "IAUX". Subsequently, the Common Shares were delisted from the OTCQX.
Granite Creek Expansion
In May 2022, the Corporation entered into an agreement with Nevada Gold to acquire strategic land sections ("Granite Creek Expansion Property") adjoining the Granite Creek Project. The Granite Creek Expansion Property increased the size the of the Granite Creek Project package by approximately 1,280 acres.
Total consideration for the purchase of the Granite Creek Expansion Property consisted of a cash payment of US$4 million and the inclusion of the acquired Granite Creek Expansion Property into the existing 10% net profits royalty that Nevada Gold currently holds on the existing Granite Creek Project.
Private Placement of Convertible Debentures
On February 22, 2023, the Corporation completed a "best efforts" brokered private placement (the "Convertible Debenture Offering") of US$65 million principal amount of secured convertible debentures of the Corporation (the "Convertible Debentures"). The Convertible Debentures bear a fixed interest of 8.00% per annum and will mature on February 22, 2027, being the date that is four years from the closing date of the private placement (the "Maturity Date"). The principal amount of the Convertible Debentures is convertible at the holders' option into Common Shares at a conversion price equal to US$3.38 per Common Share (the "Debenture Conversion Price"). The Corporation will have the option (but not the obligation) to pay interest in Common Shares, which shall be priced at the greater of (i) 90% of the average of the closing price of the Common Shares as measured in U.S. dollars on the NYSE American exchange during the ten business days leading up to the interest payment, or (ii) the volume weighted average trading price of the Common Shares listed on TSX during the five trading days immediately preceding the relevant date, less the TSX permitted discount.
In addition, if at any time the daily volume weighted average price of the Common Shares as measured in U.S. dollars on the NYSE American exchange equals or exceeds 150% of the Debenture Conversion Price per share for 20 consecutive trading days ("Trading Period") commencing 120 days after the closing date of the

Convertible Debenture Offering, the Corporation will have the right within three trading days after such Trading Period to have all of the principal amount outstanding under the Convertible Debentures converted into Common Shares at the Debenture Conversion Price.
The Convertible Debentures are senior unsecured obligation of the Corporation and are secured on a limited recourse basis by Premier USA, the Corporation's wholly-owned subsidiary, with recourse limited to a pledge of all present and future limited liability company units issued by its wholly-owned subsidiary, Au-Reka LLC. The Convertible Debentures are guaranteed on a full recourse basis by Au-Reka LLC which is secured by a first ranking security over all of Au-Reka LLC's present and future real and personal property (including the McCoy-Cove Project). The Convertible Debentures are not redeemable prior to the Maturity Date.
Paycore Arrangement
On May 5, 2023, the Corporation completed the acquisition of all of the issued and outstanding common shares (the "Paycore Shares") of Paycore pursuant to a statutory plan of arrangement under the Business Corporations Act (Ontario) (the "Paycore Arrangement"). Paycore owns the FAD Project, located in Eureka County, Nevada, located south of, and adjoining the Ruby Hill Project.
Pursuant to the Paycore Arrangement: (i) former holders of Paycore Shares (other than i-80) received 0.68 of a Common Share in exchange for each Paycore Share held immediately prior to the effective time of the Paycore Arrangement (the "Exchange Ratio"); (ii) each stock option of Paycore (each, a "Paycore Option") that was outstanding immediately prior to the effective time of the Paycore Arrangement was deemed to be exchanged for an option to purchase such number of Common Shares as is equal to the product obtained by multiplying the number of Paycore Shares underlying such Paycore Options by the Exchange Ratio; and (iii) each common share purchase warrant of Paycore (each, a "Paycore Warrant") that was outstanding immediately prior to the effective time of the Paycore Arrangement was exchanged for a warrant to purchase such number of Common Shares as is equal to the product obtained by multiplying the number of Paycore Shares underlying such Paycore Warrants by the Exchange Ratio.
In addition, on May 9, 2023, the Corporation issued 5,016,991 Common Shares to Waterton in satisfaction of all of Paycore's outstanding obligations under the contingent value rights agreement among Paycore, Golden Hill Mining LLC and Waterton dated April 20, 2022.
Underwritten Private Placement of Common Shares
On August 1, 2023, the Corporation completed a private placement of Common Shares led by CIBC Capital Markets on behalf of a syndicate of underwriters. An aggregate of 13,629,800 Common Shares were issued by the Corporation at a price of C$2.70 per Common Share for aggregate gross proceeds of approximately C$36.8 million (US$27.7 million).
Recent Developments
Joint Venture for the Ruby Hill Project

In November 2023, the Corporation entered into a non-binding term sheet (the “Term Sheet”) in connection with a potential joint venture with an arm’s length third party pursuant to which such potential partner would acquire a minority interest in the Ruby Hill Project. In connection with the Term Sheet, the Corporation granted the potential partner exclusivity for a period of 120 days subject to extension for an additional 60-day period, in order to complete metallurgical due diligence and negotiate definitive documents.

Non-Brokered Private Placement of Common Shares

In February 2024, the Corporation completed an oversubscribed non-brokered private placement of Common Shares. An aggregate of 13,064,200 Common Shares were issued by the Corporation at a price of C$1.80 per Common Share for aggregate gross proceeds of approximately C$23.5 million.

DESCRIPTION OF THE BUSINESS
Overview
The Corporation is a growth-oriented, U.S.-based mining company involved in the exploration, development and production of gold, silver, and poly-metallic mineral deposits in the United States, primarily the State of Nevada. The Corporation has plans to build a comprehensive Nevada mining complex and is in the process of developing multiple mining operations to achieve its objective of becoming a stand-alone gold producer.
The Corporation's business strategy is focused on creating value for stakeholders through its ownership and advancement of its mineral properties. As at the date hereof, the Corporation holds an interest in the following mineral properties:

Categories of Mineral Projects(1)	Property Name	Location	Ownership Interest
Producing Mine(2)	Ruby Hill Project	Nevada, U.S.A.	100%
	Lone Tree Project	Nevada, U.S.A.	100%
	Granite Creek Project[1]	Nevada, U.S.A.	100%
Advanced Exploration and Development Properties	McCoy-Cove Project	Nevada, U.S.A.	100%
	FAD Project	Nevada, U.S.A.	100%
Additional Exploration Projects	Tabor Project	Nevada, U.S.A.	-- (3)

Notes:
(1)"Producing Mine" means any project that is producing any mineral or mineral-bearing substance for immediate sale or stockpiling for future sale and includes the development of a mine for such purposes, and for which a permit has been issued for production of minerals and that is currently operating.
"Advanced Exploration and Development Properties" means an area or property for which a resource estimate exists and the Corporation owns an interest and/or a permit has been issued.
"Additional Exploration Projects" means an area or property with a mineral tenure (claims or leases) where the Corporation has an agreement to explore for potential economic resources, but for which no resource statement exists and the Corporation does not own any interest and/or a permit has not been issued.
(3)These properties are considered producing mines as the Ruby Hill Project and the Lone Tree Project contain deposits that are subject to depletion. However, the Ruby Hill Project and Lone Tree Project host multiple deposits at different stages in the mining lifecycle. The Lone Tree Project consists of the past-producing Lone Tree mine and processing facility, as well as the nearby Buffalo Mountain deposit and the Brooks open pit mine, which is currently on care and maintenance. The Ruby Hill Project is host to the Archimedes open pit and multiple gold, silver and base metal deposits. Processing infrastructure at the Ruby Hill Project includes a primary crushing plant, grinding mill, leach pad, and carbon-in-column circuit. The Corporation considers the residual leaching and gold production from the East Archimedes heap leach pad at the Ruby Hill Project to be production. The gold and silver produced at the Lone Tree Project and the Ruby Hill Project is due to the processing of residual heap leach minerals and loaded carbon on site. The Corporation has not added material to the heap leach pads since Q4 2021. The Corporation will continue to recover gold and silver until the point at which it is not practical to do so. The Corporation holds the right to earn a 100% interest in the Tabor Project, subject to the completion of certain expenditures. See "Mineral Projects – Other Property Interests".

It is intended that Lone Tree will be the "hub" of the Corporation's Nevada operations as the central processing facility, operations office, assay lab and warehouse for all sites. The Corporation is planning to have minerals from Granite Creek, Ruby Hill and McCoy-Cove feed the Lone Tree autoclave, once restarted, and minerals from the Buffalo Mountain (and Brooks) open pit processed at the Lone Tree heap leach facility. To execute its "hub and spoke" development plan, the Corporation is planning, subject to the making of respective positive construction decisions, to begin construction of four new mining operations complete multiple large-scale drill programs, advance permitting and restart the Lone Tree autoclave.
The Corporation intends to continue to advance its project pipeline through continued exploration and development and through the acquisition of additional projects of merit that may be identified. Further details regarding the Corporation's mineral properties can be found under the heading "Mineral Projects".
Principal Markets
The Corporation is engaged in the exploration, development and production of gold and silver deposits in the United States, primarily in the State of Nevada. The Corporation's principal objective is to become a sustainable gold producer, with a secondary focus on silver. There is a global gold market into which the Corporation can sell its gold and, as a result, notwithstanding the Amended and Restated Offtake Agreement, the Corporation is not dependent on a particular purchaser with regard to the sale of any gold that it produces.
Specialized Skill and Knowledge
All aspects of the Corporation's business require specialized skills and knowledge. Such skills and knowledge include the areas of finance, operations, geology, drilling, logistical planning, implementation of exploration and development programs and mine plans, environmental management, health and safety, community relations, project construction, accounting and finance, and mining operations. The Corporation retains executive officers and consultants with experience in these areas in Canada and the United States generally, as well as executive officers and consultants with relevant accounting experience.
In order to attract and retain personnel with the specialized skills and knowledge required for its operations, the Corporation maintains remuneration and compensation packages that it believes to be competitive. The Corporation has been successful to date in identifying and retaining personnel with such skills and knowledge. For details regarding the specific skills and knowledge of the Corporation's directors and management, see "Directors and Officers".
Competitive Conditions
The mineral exploration and mining business is very competitive in all phases of exploration, development and production. The Corporation competes with a number of other mining companies in the search for and acquisition of mineral properties, and to retain qualified personnel, suitable contractors for drilling operations, technical and engineering resources and necessary exploration and mining equipment. Many of the companies that the Corporation competes with, including those active in the regions where the McCoy-Cove Project, the Granite Creek Project, the Lone Tree Project and the Ruby Hill Project are located, have greater financial resources, operational expertise and/or more advanced properties than the Corporation. The Corporation's ability to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration. The Corporation has put in place experienced management personnel and will continue to evaluate the required expertise and skill to carry out its operations.
As a result of this competition, the Corporation may be unable to achieve its exploration and development objectives in the future on terms it considers acceptable or at all. See "Risk Factors".

Business Cycles
The Corporation's business, at its current exploration, development and production phase, is not cyclical, and may be conducted year-round.
Economic Dependence
The Corporation's business is not substantially dependent on any contract to sell the major part of its products or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.
Changes to Contracts
It is not expected that any aspect of the Corporation's business will be affected in the current financial year by the renegotiation, amendment or termination of contracts or subcontracts after the date of this AIF.
Environmental Protection and Regulation
The Corporation's exploration, development and production activities are subject to, and any future development and production operations will be subject to, environmental laws and regulations in the jurisdictions in which its operations are carried out. See "Risk Factors".
Mining is an extractive industry that impacts the environment. The Corporation's goal is to constantly evaluate ways to minimize that impact. The Corporation has strived to meet or exceed environmental standards at its mineral properties, and the Corporation expects to continue this approach through effective engagement with affected stakeholders, including local communities, government entities and regulatory agencies.
The Corporation is currently active only in the State of Nevada, which has established environmental standards and regulations that the Corporation strives to exceed. The Corporation's environmental performance is overseen at the Board level and environmental performance is the responsibility of the Corporation. In common with other natural resources and mineral processing companies, the Corporation's operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere, water and soil in compliance with local and international regulations and standards. There are numerous environmental laws in the United States that apply to the Corporation's operations, exploration, development projects and land holdings. These laws address such matters as protection of the natural environment, air and water quality, emissions standards and disposal of waste. In accordance with applicable state laws, the Corporation currently has in place surety bonds in the aggregate amount of $132.8 million in favor of either the United States Department of the Interior, Bureau of Land Management or the State of Nevada, Department of Conservation and Natural Resources, as financial support for environmental reclamation and exploration permitting at its properties..
The Corporation recognizes environmental management as a corporate priority and places a strong emphasis on preserving the environment for future generations, while also providing for safe, responsible and profitable operations by developing natural resources for the benefit of its employees, shareholders and communities. The Corporation intends to maintain the standards of excellence for environmental performance that have been set at its mining properties into the future, and has adopted, or plans to adopt, various measures in order to do so. Cognizant of its responsibility to the environment, the Corporation strives to conform with all applicable environmental laws and regulations and to promote the respect of the environment in its activities. Employees are expected to maintain compliance with the letter and spirit of all laws governing the jurisdictions in which they perform their duties. Specifically, employees are expected to support the Corporation's efforts to develop, implement and maintain procedures and programs designed to protect and preserve the environment.

Employees
As at the date hereof, the Corporation has 116 employees across all of its operations.
The Corporation believes that its success is dependent on the performance of its management team and key individuals, many of whom have specialized skills in exploration, development and operation of mines in the United States and the precious metals industry. The Corporation believes that it has adequate personnel with the specialized skills required to carry out its current operations and anticipates making ongoing efforts to match its workforce capabilities with its business strategy for its operations as it evolves. The Board will continue to evaluate the required expertise and skills to execute the strategy described herein, and will seek to attract and retain the individuals required to meet the Corporation's goals. See "Risk Factors".
Foreign Operations
The Corporation's current mineral properties or projects are located in the State of Nevada in the United States. See "Mineral Projects" for a summary of the Corporation's mineral properties. Any changes in regulations or shifts in political attitudes in this jurisdiction, or any other jurisdiction in which the Corporation has projects from time to time, are beyond the control of the Corporation and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See "Risk Factors".
Bankruptcy and Similar Procedures
There have been no bankruptcy, receivership or similar proceedings against the Corporation or any subsidiary of the Corporation, or any voluntary bankruptcy, receivership or similar proceedings by the Corporation or any subsidiary of the Corporation, within the three most recently completed financial years or during, or proposed for, the current financial year.
Reorganizations
Other than in connection with the Arrangement and the Paycore Arrangement, there have been no material reorganizations of the Corporation or any subsidiary of the Corporation within the three most recently completed financial years or completed during, or proposed for, the current financial year. See "General Development of the Business – Three Year History – Arrangement and Related Matters" and "General Development of the Business – Three Year History – Paycore Arrangement".
Social and Environmental Policies
The Corporation is committed to sustainable development and environmental stewardship during exploration and extraction of mineral resources. It strives to minimize the environmental and social impacts of its exploration and development activities and to conduct all of its operations and activities in a responsible and environmentally sustainable manner. The Corporation considers that a positive safety culture and maintaining a social license with the communities that surround its properties are key components to the development of successful mining operations, and places a priority on health and safety (both on and off the job) and improving the social, economic and environmental well-being of the communities it operates in.
The Corporation's approach to environmental, social and governance ("ESG") matters is guided by the legal guidelines in the jurisdictions in which the Corporation operates, as well as a commitment to achieving industry best practices. Since becoming a stand-alone public company in April 2021, the Corporation has completed an ESG assessment with a third-party consultant, which highlighted key areas of focus for the Corporation moving forward.

i-80 Gold’s goal is to build a self-sustaining and responsible mid-tier mining company that is the partner of choice for stakeholders in Nevada, committed to the economic, social, and environmental wellbeing of the communities we operate in. The Corporation has identified three pillars to focus our ESG strategy:
•Environmental Responsibility: Prioritize sustainable practices and environmental stewardship to minimize our impact and protect the long-term environmental wellbeing of the communities where we operate.
•People and Partners: Work with our stakeholders to enhance the wellbeing of our workforce, foster community development, and uphold responsible practices throughout our value chain.
•Corporate Governance: Achieve the highest standards of ethics and transparency with leadership that cultivates a culture of responsibility and accountability.
The Corporation's 2023 Sustainability Report will be during Q2, 2024 and will be posted on the Corporation’s website at www.i80gold.com.
Lending
The Corporation has certain lending relationships pursuant to the credit agreements as described under the headings "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Sprott Convertible Credit Agreement" and "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Orion Convertible Credit Agreement".
MINERAL PROJECTS
Where appropriate, certain information contained in this AIF provides non-material updates or expansions upon information contained in the McCoy-Cove Report, the Granite Creek Report, the Lone Tree Report and the Ruby Hill Report. Any updates or expansions upon the scientific or technical information contained in such technical reports and any other scientific or technical information contained in this AIF was prepared by or under the supervision of Tim George, P.E. Mr. George is the Mine Operations Manager of the Corporation and a "qualified person" for the purposes of NI 43-101.
McCoy-Cove Project
The McCoy-Cove Project is an advanced-stage development project located along the Battle Mountain-Eureka trend in Nevada that is 100% indirectly owned by the Corporation. The Corporation's subsidiary, Premier USA, acquired the McCoy-Cove Project from Newmont pursuant to the terms of a definitive purchase agreement dated July 31, 2014, which included the acquisition of 1,096 unpatented claims and nine patented fee claims. The Corporation's interest in the McCoy-Cove Project is held through Premier USA and Au-Reka LLC.
Please refer to Schedule "A" to this AIF for additional information on the McCoy-Cove Project.
Granite Creek Project
The Granite Creek Project is an advanced-stage exploration and development project located at the intersection of the Getchell gold belt and the Battle Mountain-Eureka trend immediately south of Nevada Gold's Turquoise Ridge operation. Underground test mining (the Pinson mine) was conducted in the early 2010s and the mine has been in care and maintenance since 2015. The Corporation acquired a 100% indirect ownership interest in the Granite Creek Project on April 14, 2021, pursuant to the Granite Creek Acquisition. The Corporation's interest in the Granite Creek Project is held through Premier USA and Osgood LLC.

The Granite Creek Project sold 1,745 ounces of gold and 83,933 tons of mineralized material (including 29,512 tons of sulfide material) which were processed by means of third party ore sales and toll milling agreements, and by heap leaching at the Corporations Lone Tree facility. This material was provided by the project’s underground mining operations during the financial year ended December 31, 2023.
For more details on the Granite Creek Acquisition, see "General Development of the Business – Three Year History – Granite Creek Acquisition". Please refer to Schedule "B" to this AIF for additional information on the Granite Creek Project.
Lone Tree Project
The Lone Tree Project is an advanced-stage development project located within the Battle Mountain-Eureka Trend, midway between the Corporation's Granite Creek and McCoy-Cove Projects. The property consists of the past-producing Lone Tree mine and processing facility, as well as the nearby Buffalo Mountain deposit and the Brooks open pit mine, which is currently on care and maintenance. Processing infrastructure at Lone Tree includes an autoclave, carbon-in-leach mill, flotation mill, heap leach facility, assay lab and gold refinery, tailings dam, waste dump and several buildings that the Corporation anticipates will be useful for developing all mining projects, including a warehouse, maintenance shop and administration building. The Corporation acquired a 100% indirect ownership interest in the Lone Tree Project on October 14, 2021, pursuant to the Asset Exchange. The Corporation's interest in the Lone Tree Project is held through Premier USA and Dee LLC.
The Lone Tree Project produced a total of 6,026 ounces of gold from residual heap leach operations during the financial year ended December 31, 2023.
For more details on the Asset Exchange, see "General Development of the Business – Three Year History – Lone Tree Asset Exchange". Please refer to Schedule "C" to this AIF for additional information on the Lone Tree Project.
Ruby Hill Project
The Ruby Hill Project is an advanced-stage development project with residual heap leach production, located within the Battle Mountain-Eureka Trend. The Ruby Hill Project is host to the past-producing Archimedes open pit mine and multiple gold, silver and base metal deposits. Processing infrastructure at Ruby Hill includes a primary crushing plant, grinding mill, leach pad, and carbon-in-column circuit. The Corporation acquired a 100% indirect ownership interest in the Ruby Hill Project on October 15, 2021, pursuant to the Ruby Hill Acquisition. The Corporation's interest in the Ruby Hill Project is held through Premier USA and Ruby Hill LLC.
The Ruby Hill Project produced a total of 6,359 ounces of gold from residual heap leach operations during the financial year ended December 31, 2023.
For more details on the Ruby Hill Acquisition, see "General Development of the Business – Three Year History – Ruby Hill Acquisition". Please refer to Schedule "D" to this AIF for additional information on the Ruby Hill Project.

Other Property Interests
FAD Project
In May 2023, the Corporation acquired all of the issued and outstanding common shares of Paycore, the indirect 100% owner of the FAD Project, pursuant to the Paycore Arrangement. The FAD Project is primarily a gold property located in the State of Nevada, United States and situated approximately 1.5 miles (2.3 km) east of the town of Eureka. The FAD Project is comprised of 156 unpatented lode claims and 110 patented claims, totaling approximately 3,627 gross acres (1,468 hectares). The Corporation's interest in the FAD Project is held through Paycore and Golden Hill Mining LLC as well as through other immaterial holding companies. See “General Development of the Business – Three Year History – Paycore Arrangement".
Tabor Project
In October 2020, Au-Reka LLC entered into an option agreement (the "Tabor Option Agreement") with Orogen Royalties Inc. ("Orogen") to earn up to a 100% interest in Orogen's Tabor Project located in Esmeralda County, Nevada. Pursuant to the terms of the Tabor Option Agreement, the Corporation, through Au-Reka LLC, can earn up to a 100% interest in the Tabor Project by making cash payments of US$1 million and spending US$10 million in exploration expenditures over an eight-year period. Once the Corporation has obtained a 100% interest, Orogen will retain a 3% NSR on the Tabor claims and a 1% NSR on the Mustang claims.
DIVIDENDS AND DISTRIBUTIONS
The Corporation has no formal dividend policy and it has not declared any cash dividends or distributions since its formation. The Corporation currently intends to retain future earnings, if any, to finance further business development. The payment of any cash dividends or distributions to shareholders of the Corporation in the future will be at the discretion of the directors of the Corporation and will depend on, among other things, the financial condition, capital requirements and earnings of the Corporation and any other factors that the directors may consider relevant. In addition to those restrictions set out under the BCBCA, several of the documents entered into in connection with the Financing Package, including the Orion Convertible Loan and the Sprott Convertible Loan, restrict the ability of the Corporation to pay dividends to its shareholders. The BCBCA provides that a company may declare or pay a dividend, whether out of profits, capital or otherwise, unless there are reasonable grounds for believing that the company is insolvent or that the payment of the dividend would render the company insolvent.
DESCRIPTION OF SHARE CAPITAL
Common Shares
The Corporation is authorized to issue an unlimited number of Common Shares without par value, of which 313,191,339 were outstanding as of March 12, 2024.
Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of preference shares of the Corporation, if any, to receive any dividends declared by the directors of the Corporation and the remaining property and assets of the Corporation upon liquidation, dissolution or winding-up. The holders of Common Shares are not entitled to vote separately as a class or series on, or to dissent in respect of, any proposal to amend the articles of the Corporation to: (a) increase or decrease the maximum number of authorized Common Shares, or to increase the maximum number of authorized shares of a class or series ranking in priority to, or on parity with, the Common Shares; (b) effect an exchange, reclassification or cancellation of all or part of the Common Shares; or (c) create a class or series of shares ranking in priority to, or on parity with, the Common Shares.

In connection with the Financing Package, the Corporation also granted Orion a participation right to maintain its pro rata equity interest in the Corporation. See "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Orion Subscription Agreement".
Warrants
As of March 12, 2024, there are 25,216,409 Common Shares reserved for issuance pursuant to common share purchase warrants of the Corporation, including:
•11,711,152 Common Shares reserved for issuance pursuant to the Granite Creek Warrants (see "General Development of the Business – Three Year History – Granite Creek Acquisition"); and
•5,500,000 Common Shares reserved for issuance pursuant to the 2021 Orion Warrants (see "General Development of the Business – Three Year History – Orion and Sprott Financing Package – Amended and Restated Offtake Agreement").
•3,750,000 Common Shares reserved for issuance pursuant to the 2023 Orion Warrants (see “General Development of the Business – Three Year History– Orion and Sprott Financing Package – Amended and Restated Gold Prepay Agreement").
• 3,755,257 Common Shares reserved for issuance pursuant to replacement warrants exchanged for the Paycore Warrants (see “General Development of the Business – Three Year History – Paycore Arrangement").
•500,000 Common Shares reserved for issuance pursuant to the 2024 Orion Warrants (see “General Development of the Business – Three Year History – Orion and Sprott Financing Package – New Silver Purchase Agreement”).
Stock Options
As of March 12, 2024, there are 11,783,113 Common Shares reserved for issuance pursuant to options (including Replacement i-80 Options) granted by the Corporation under its omnibus share incentive plan.
Restricted Share Units
As of March 12, 2024, there are 2,743,162 Common Shares reserved for issuance pursuant to restricted share units ("RSUs") granted to certain directors, officers, employees and consultants of the Corporation pursuant to the Corporation's omnibus share incentive plan. RSUs may be settled in cash, Common Shares, or a combination of cash and Common Shares, at the sole discretion of the Corporation.
Deferred Share Units
As of March 12, 2024, there are 716,547 Common Shares reserved for issuance pursuant to deferred share units ("DSUs") granted to certain non-employee directors of the Corporation pursuant to the Corporation's omnibus share incentive plan. DSUs may be settled in cash, Common Shares, or a combination of cash and Common Shares, at the sole discretion of the Corporation.
Convertible Loans
The Corporation has also reserved Common Shares for issuance in connection with the Orion Convertible Loan and the Sprott Convertible Loan, the principal of which (together with any interest accrued thereon) may be converted into Common Shares in accordance with its respective terms.
If the US$50 million principal amount of the Orion Convertible Loan is converted in full, at the Conversion Price, a total of 19,389,313 Orion Conversion Shares will be issuable to Orion. See "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Orion Convertible Loan".

If the remaining US$8.2 million principal amount of the Sprott Convertible Loan is converted in full, at the Conversion Price, a total of 3,165,325 additional Sprott Conversion Shares will be issuable to Sprott. See "General Development of the Business – Three Year History –Orion and Sprott Financing Arrangements – Sprott Convertible Loan".
Convertible Debentures
The Corporation has also reserved Common Share for issuance in connection with the Convertible Debentures. If the US$65 million principal amount of the Convertible Debentures is converted in full, at the Debenture Conversion Price, a total of 19,230,769 Common Shares will be issuable to holders of Convertible Debentures. See "General Development of the Business – Three Year History – Private Placement of Convertible Debentures".
MARKET FOR SECURITIES
The Common Shares of the Corporation are listed and posted for trading on the TSX under the stock symbol "IAU" and are quoted for trading in the United States on the NYSE American under the stock symbol "IAUX".
Trading Price and Volume of Securities
The following table sets forth the high and low trading prices and the trading volume of the Common Shares on the TSX, on a monthly basis, for the financial year ended December 31, 2023 (source: Yahoo).

Month	High Trading Price	Low Trading Price	Volume Traded
January 2023	$4.22	$3.47	22,792,800
February 2023	$3.68	$3.07	12,586,300
March 2023	$3.40	$2.74	18,711,600
April 2023	$3.61	$3.20	9,712,100
May 2023	$3.60	$2.85	13,201,700
June 2023	$3.12	$2.665	11,178,300
July 2023	$3.07	$2.60	8,467,200
August 2023	$2.82	$2.45	12,391,900
September 2023	$2.73	$2.03	10,347,300
October 2023	$2.33	$1.91	6,769,600
November 2023	$2.24	$1.73	9,842,700
December 2023	$2.48	$1.91	7,566,400

Prior Sales of Unlisted Securities
The following securities and equity-based incentives, which are not listed on any securities exchange, were issued by the Corporation during the financial year ended December 31, 2023.

Warrants
During the financial year ended December 31, 2023, the Corporation issued the following warrants to purchase Common Shares. The warrants are not listed on the TSX or any other marketplace.

Date of Grant	Number of Options	Exercise Price	Expiry Date
May 5, 2023(1)	3,755,257	$3.87	April 9, 2025
September 20, 2023(2)	3,750,000	$3.17	September 20, 2026

Notes:
(1)Represents the warrants issued to former holders of Paycore Warrants pursuant to the Paycore Arrangement. These warrants have a weighted average exercise price of $3.87 per Common Share and a weighted average time to expiry of approximately 23 months.
(2)Represents the 2023 Orion Warrants issued in connection with the 2023 Gold Prepay Accordion.
Stock Options
During the financial year ended December 31, 2023, the Corporation granted the following options to purchase Common Shares. The options are not listed on the TSX or any other marketplace.

Date of Grant	Number of Options	Exercise Price	Expiry Date
February 22, 2023	1,888,687	$3.21	February 22, 2028
March 27, 2023	200,000	$3.13	March 27, 2028
May 5, 2023(1)	1,727,200	$1.89	August 9, 2027
Notes:
(1)Represents the options issued to former holders of Paycore Options pursuant to the Paycore Arrangement. These options have a weighted average exercise price of $1.89 per Common Share and a weighted average time to expiry of approximately 51 months.
Restricted Share Units
During the financial year ended December 31, 2023, the Corporation granted the following RSUs pursuant to its omnibus share incentive plan, each of which has the same value as one Common Share and, upon vesting, may be settled in cash or Common Shares at the Corporation's discretion.

Date of Grant	Number of RSUs	Market Price at Grant Date
February 22, 2023	731,543	$3.21

Deferred Share Units
During the financial year ended December 31, 2023, the Corporation granted the following DSUs pursuant to its omnibus share incentive plan, each of which has the same value as one Common Share and, upon vesting, may be settled in cash or Common Shares at the Corporation's discretion.

Date of Grant	Number of DSUs	Market Price at Grant Date
January 17, 2023	11,131	$3.72
February 22, 2023	99,788	$3.21
April 11, 2023	9,420	$3.41
July 15, 2023	12,826	$3.01
August 15, 2023	6,134	$2.75
October 11, 2023	28,075	$2.15

DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
The following table sets forth, for each of the directors, executive officers and the corporate secretary of the Corporation as of the date hereof, the person's name, province or state and country of residence, all positions and offices held with the Corporation, principal occupation during the five preceding years and, if a director, the period or periods during which the person has served as a director of the Corporation. Each of the directors of the Corporation has been appointed to serve until the next annual general meeting of the shareholders of the Corporation or until his or her successor is duly elected or appointed in accordance with the articles of the Corporation.

Name and Residence	Position	Biography & Principal Occupation During Preceding Five Years	Director Since
Ron Clayton (1)(8)(9) Nevada, U.S.A.	Non-Executive Chairman
Mr. Clayton is currently serving as director and Non-Executive Chairman of the Corporation. Mr. Clayton previously acted as President and Chief Executive Officer of 1911 Gold Corporation (January 2019 to March 2022) and as a director of 1911 Gold Corporation (December 2018 to May 2022), a director of Gold Standard Ventures Corporation (January 2018 to August 2022), a director of Mayfair Gold Corporation (June 2020 to May 2021), President, Chief Executive Officer and a director of Tahoe Resources Inc. (August 2016 to June 2018), Chief Operating Officer of Tahoe Resources Inc. (March 2010 to August 2016) and Vice President, Operations of Hecla Mining Co. (October 2002 to March 2010). Mr. Clayton earned his Bachelor of Science degree in Mining Engineering from the Colorado School of Mines. He is also a graduate of the Tuck Executive Program at Dartmouth College.
April 7, 2021

Ewan Downie(8) Ontario, Canada	Chief Executive Officer and Director
Mr. Downie is currently serving as the Chief Executive Officer and Director of the Corporation (since November 2020). Mr. Downie previously served as the President and Chief Executive Officer of Premier from May 2006 to April 7, 2021. Mr. Downie is also the Non-Executive Chairman and a director of Wolfden Resources.
November 10, 2020
Matthew Gili Nevada, U.S.A.	President and Chief Operating Officer
Mr. Gili is a Professional Mining Engineer with experience spanning Chief Executive Officer, Chief Operating Officer, Chief Technical Officer and General Manager roles. His deep technical experience included previously being Executive General Manager-Cortez District, leading one of Barrick’s top mining operations in Nevada, following which Matt was promoted to Chief Technical Officer for Barrick. Additional operational experience included roles with Rio Tinto as the Managing Director of the Palabora Mining Company in South Africa and Chief Operating Officer of Oyu Tolgoi in Mongolia. Most recently, as the Chief Executive Officer of Nevada Copper Corporation, Mr. Gili leveraged his broad experience in leading a publicly listed mining corporation. Passionate about Safety & Environmental Stewardship Mr. Gili, was previously Chairman of the Palabora Foundation, Chairman of Mongolian Safety Association (MISA), and is currently on the Management Advisory Board of the University of Nevada – Mackay School of Earth Sciences and Engineering.
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Ryan Snow Nevada, U.S.A.	Chief Financial Officer
Mr. Snow is a mining finance professional with over 15 years of experience in financial management and reporting in both Canada and the United States (IFRS and US GAAP), internal controls, M&A, risk management and taxation. Prior to joining i-80, Mr. Snow served most recently as Vice-President of Finance for Nevada Copper, where he helped to secure project financing and restructure debt during the construction and production ramp up of the Pumpkin Hollow mine. Mr. Snow was the Vice-President, Finance and Controller for Tahoe Resources during which time he oversaw the financial aspects of the Sarbanes-Oxley implementation, two business acquisitions, and progressed the Escobal mine in Guatemala and the Shahuindo Mine in Peru through construction to commercial production. He began his professional career at Hecla Mining Company and holds a B.B.A. in Accounting (with distinction) from Gonzaga University.
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Matthew Gollat Ontario, Canada	Executive Vice President, Business and Corporate Development
Mr. Gollat is an accomplished executive with more than 16 years of public company experience in many aspects of the mine development cycle. Mr. Gollat was previously the Vice-President of Business Development at Premier where he participated in multiple corporate and strategic development projects including the Sale of Premier, the spin out of i-80, and the earlier creation of Premier Royalty Corp. Mr. Gollat holds an Honours Bachelor of Commerce degree from Lakehead University and completed the Certificate of Mining Studies Program through the University of British Columbia. He previously served as an independent director for Nomad Royalty Company Ltd. Until they were acquired in 2022.
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Jacklynn Hunt Ontario, Canada	Corporate Secretary	Ms. Hunt was appointed Corporate Secretarial Officer for the Corporation on June 30, 2021.	--
John Begeman(1)(2)(4)(5)(6) South Dakota, U.S.A.	Director
Mr. Begeman is a professional mining engineer with over 40 years of mining experience. Along with i-80, he is also a director for Allied Gold Corp. and Pan American Silver. He recently sat on the board of directors of Yamana Gold Inc. He served on the board of Premier beginning in 2006 and became its Chairman in 2015. Previously, Mr. Begeman served as President and Chief Executive Officer of Avion Gold Corporation (from 2008 to 2012), President, Chief Executive Officer and a director of Valencia Ventures Ltd. (2008 to 2010), Chief Operating Officer of Zinifex Canada Inc. (2006 to 2008) and Vice President, Western Operations of Goldcorp Inc. (from 2000 to 2006). In his capacity for Goldcorp Inc., Mr. Begeman was responsible for the company's surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Prior to Goldcorp Inc., Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States. Mr. Begeman holds a Bachelor of Science in Mining Engineering, a Master of Science in Engineering Management and a Master of Business Administration. Mr. Begeman is a member of the Institute of Corporate Directors and has attained the ICD.D designation. He is also a member of the National Association of Corporate Directors and is NACD Directorship Certified.
April 7, 2021
Eva Bellissimo (1)(6)(7) Ontario, Canada	Director
Ms. Bellissimo co-leads the Global Metals & Mining Group at McCarthy Tétrault LLP, a leading national law firm with offices in Canada, New York and London, and brings to i-80 a wide breadth of legal, financing, cross-border M&A and corporate governance expertise. With more than 20 years of experience in the mining industry, Eva has been a trusted advisor to numerous companies in the sector, having led hundreds of transactions. In addition, Ms. Bellissimo has sat on a number of public company boards and also lectures on Mining Finance at the Osgoode Certificate in Mining Law Program.
April 7, 2021
Arthur Einav (1)(2)(6) Ontario, Canada	Director
Mr. Einav is currently serving as General Counsel, Corporate Secretary, Senior Managing Director and Co-Head Enterprise Shared Services Group at Sprott Inc. Mr. Einav has worked on public and private debt and equity offerings, exchange offers, mergers and acquisitions and debt restructurings in a variety of industries. Mr. Einav has also previously served on an audit committee for another issuer listed on the NYSE. Mr. Einav is a member of the Institute of Corporate Directors and has attained the ICD.D designation.
April 7, 2021
John Seaman (1)(2)(3)(4) Ontario, Canada	Director
Mr. Seaman was the Chief Financial Officer of Premier from August 2006 to June 2012 and Chief Financial Officer of Wolfden Resources Inc. from October 2002 to May 2007. He also sat on the board for Premier as Lead Director. John is and has been a director and/or officer of various public companies.
April 7, 2021

Greg Smith (1)(4)(8) British Columbia, Canada	Director
Mr. Smith was appointed CEO and a Director of Equinox Gold on September 1, 2022. Mr. Smith had been President of Equinox Gold since March 2017, when JDL Gold merged with Luna Gold, and helped to lead the team through four mergers and an asset acquisition to grow the company from a single-asset developer to a multi-asset producer. Prior to his role as CEO of JDL Gold, he held the roles of CEO and founder of Anthem United, President and CEO of Esperanza Resources prior to its sale to Alamos Gold, and CFO of Minefinders Corporation prior to its sale to Pan American Silver. Previously Mr. Smith has held management positions at both Goldcorp and the mining division of KPMG LLP, and he also acted as a director of Premier Royalty prior to its sale to Sandstorm Gold. Currently Mr. Smith is a director of i-80 and is chair of Sandbox Royalties. Greg is a Canadian Chartered Professional Accountant.
April 7, 2021
Christina McCarthy(8) Ontario, Canada
Ms. McCarthy was previously the President, Chief Executive Officer and director of Paycore Minerals Inc. and Vice President of Corporate Development for New Oroperu Resources Inc. She previously served as Director of Corporate Development for McEwen Mining Inc. from December 2014 to December 2019.
May 9, 2023

Notes:
(1)Independent within the meaning of National Instrument 52-110 – Audit Committees.
(2)Member of the Audit Committee.
(3)Chair of the Audit Committee.
(4)Member of the Compensation Committee.
(5)Chair of the Compensation Committee.
(6)Member of the Corporate Governance and Nominating Committee.
(7)Chair of the Corporate Governance and Nominating Committee.
(8)Member of the Health, Safety, Environment and Sustainability Committee.
(9)Chair of the Health, Safety, Environment and Sustainability Committee.
Certain directors and executive officers of the Corporation have other business interests and do not devote all of their time to the affairs of the Corporation. See "Directors and Officers – Conflicts of Interest" below.
As of March 12, 2024, the directors and executive officers of the Corporation, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of 8,624,475 Common Shares, representing approximately 2.8% of the then outstanding Common Shares on a non-diluted basis.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions
Corporate Cease Trade Orders or Bankruptcies
No director or executive officer of the Corporation is, as of the date hereof, or was, within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to cease trade order or an order that denied such company access to any exemption under securities legislation, that was, in each case, in effect for a period of more than 30 consecutive days and that was issued while that person was acting in such capacity or that was issued after that person ceased to act in such capacity and which resulted from an event that occurred while that person was acting in such capacity.

Other than as disclosed below, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, as of the date hereof, or has been, within the ten years prior to the date hereof, a director or executive officer of any company that, while that person was acting in such capacity, or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Mr. Einav was a director of RII North America Inc. on behalf of a company managed by an affiliate of Sprott Inc. On November 19, 2018, RII North America Inc. filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada).
Personal Bankruptcies
No director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.
Penalties or Sanctions
No director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
The directors of the Corporation are required by law to act honestly and in good faith and in what the director believes to be the best interests of the Corporation. There may be potential conflicts of interest to which the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. In particular, certain of the directors and officers of the Corporation are involved in managerial or director positions with other mining companies whose operations may, from time to time, be in direct competition with those of the Corporation, or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation.
The articles of the Corporation provide that a director shall forthwith after becoming aware that he or she is interested in a transaction entered into, or to be entered into, by the Corporation, disclose the interest to all of the directors. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his or her interest and abstain from voting on such matter.
To the best of the Corporation's knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest among the Corporation and its directors, officers and other members of management as a result of their outside business interests, except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public or private companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director, officer or member of management of such other companies.

AUDIT COMMITTEE DISCLOSURE
Audit Committee Charter
The role of the Audit Committee is to support the Board in meeting its responsibilities to the shareholders of the Corporation. The Audit Committee is responsible for, among other things: (i) monitoring the Corporation's systems and procedures for financial reporting and internal control; (ii) reviewing certain public disclosure documents of the Corporation; (iii) appointing and monitoring the performance and independence of the Corporation's external auditors; and (iv) reviewing the Corporation's audited financial statements, unaudited interim financial statements and related MD&A prior to their approval by the Board.
The responsibilities and duties of the members of the Audit Committee are set out in the Audit Committee's charter, the text of which is set forth in Schedule "E" to this AIF.
Composition of the Audit Committee
The Audit Committee consists of three directors, being Messrs. Seaman, Begeman and Einav. Mr. Seaman is the Chair of the Audit Committee. The directors of the Corporation have determined that each of Messrs. Seaman, Begeman, and Einav is "independent" from the Corporation and "financially literate" for the purposes of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators ("NI 52-110"). Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on his education and/or experience, as summarized below.
Relevant Education and Experience
The following summarizes the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:
•an understanding of accounting principles used by the Corporation to prepare its financial statements;
•the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions;
•experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities; and
•an understanding of internal controls and procedures for financial reporting.

Audit Committee Member	Relevant Education and Experience
John Seaman
Mr. Seaman has significant experience working with resource issuers as a director, controller and chief financial officer, and has been a member of various public company audit committees. Mr. Seaman received a Bachelor of Education degree from Lakehead University in April 1993 and a Bachelor of Science degree in April 1990.

John Begeman
Mr. Begeman is a professional mining engineer with over 40 years' experience. He currently serves as a director of Yamana Gold Inc., where he is Chairman of the sustainability committee and a member of the audit committee. He previously served as Executive Chairman and director of Premier, director of African Gold Group, President, Chief Executive Officer and director of Avion Gold Corporation, Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. In his capacity for Goldcorp Inc., he was responsible for its surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Prior to Goldcorp Inc., Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the western United States. Mr. Begeman holds a Bachelor of Science in Mining Engineering, a Master of Science in Engineering Management and a Master of Business Administration. Mr. Begeman is a member of the Institute of Corporate Directors and has attained the ICD.D designation. He is also a member of the National Association of Corporate Directors and is NACD Directorship Certified.

Arthur Einav
Mr. Einav is currently serving as General Counsel, Corporate Secretary, Senior Managing Director and Co-Head Enterprise Shared Services Group at Sprott Inc. Mr. Einav has worked on public and private debt and equity offerings, exchange offers, mergers and acquisitions and debt restructurings in a variety of industries. Mr. Einav has also previously served on an audit committee for another issuer listed on the NYSE. Mr. Einav is a member of the Institute of Corporate Directors and has attained the ICD.D designation.

Reliance on Certain Exemptions
At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption set out in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), subsection 3.3(2) (Controlled Companies), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or section 3.8 (Acquisition of Financial Literacy) of NI 52-110 or any exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.
Audit Committee Oversight
At no time since the commencement of the most recently completed financial year of the Corporation was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the directors of the Corporation.
Pre-Approval Policies and Procedures
The Audit Committee's charter contains policies and procedures for the engagement of non-audit services. The Audit Committee is responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Corporation by the external auditors, subject to any exceptions provided in NI 52-110.

External Auditor Service Fees
The aggregate fees billed by the former external auditor of the Corporation, Grant Thornton LLP (Canada), during the two most recently completed financial years of the Corporation are set out below.

Financial Year Ended	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2022(5)	$80,689	—	—	—
December 31, 2023	—	—	—	—

Notes:
(1)"Audit Fees" refers to the aggregate fees billed for audit services.
(2)"Audit Related Fees" refers to the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under "Audit Fees".
(3)"Tax Fees" refers to the aggregate fees billed for professional services for tax compliance, tax advice and tax planning.
(4)"All Other Fees" refers to the aggregate fees billed for products and services, other than the services reported under "Audit Fees", "Audit Related Fees" and "Tax Fees".
(5)Effective December 5, 2022, the Corporation changed its auditor from Grant Thornton LLP (Canada) to Grant Thornton LLP (USA).
The aggregate fees billed by the successor external auditor of the Corporation, Grant Thornton LLP (USA), during the two most recently completed financial years of the Corporation are set out below.

Financial Year Ended	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2022(5)	$641,166	—	—	—
December 31, 2023	$902,914	—	—	—

Notes:
(1)"Audit Fees" refers to the aggregate fees billed for audit services.
(2)"Audit Related Fees" refers to the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under "Audit Fees".
(3)"Tax Fees" refers to the aggregate fees billed for professional services for tax compliance, tax advice and tax planning.
(4)"All Other Fees" refers to the aggregate fees billed for products and services, other than the services reported under "Audit Fees", "Audit Related Fees" and "Tax Fees".
(5)Effective December 5, 2022, the Corporation changed its auditor from Grant Thornton LLP (Canada) to Grant Thornton LLP (USA).

RISK FACTORS
An investment in the securities of the Corporation is subject to various risks and uncertainties, including those set out below, under the heading "Cautionary Note Regarding Forward-Looking Information" and elsewhere in this AIF. Such risks and uncertainties should be carefully considered before making any investment decision. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations. If any of the possibilities described in such risks actually occurs, the business, financial condition and operating results of the Corporation could be materially adversely harmed.
Risks Relating to the Corporation's Business
The Corporation's mining operations are inherently dangerous and various factors could result in a prolonged interruption of the Corporation's operations and negatively impact its business and financial condition.
Mining operations are inherently dangerous and generally involve a high degree of risk. The Corporation's operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of gold and silver, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure, mining voids and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although the Corporation expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure, failure of retaining dams around tailings disposal areas and instability of historical tailings, which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Corporation's operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.
The Corporation's current and proposed exploration and development programs may not result in profitable commercial mining operations and, due to factors beyond its control, may result in the Corporation not receiving an adequate return on invested capital.
Development of any of the Corporation's exploration and development-stage mineral projects will only follow upon, among other things, obtaining satisfactory exploration results and the completion of feasibility or other economic studies. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on exploration properties in which the Corporation has an interest will result in a profitable commercial mining operation.
The economics of exploring and developing mineral properties are affected by many factors, including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment, and such other factors as government regulations, allowable production, importing and exporting of minerals and environmental protection. Whether developing a producing mine is economically feasible will depend upon numerous factors, most of which are beyond the control of the Corporation, including the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to mining tenements, as well as obtaining all necessary consents, permits and approvals for the development of the mine. Should a producing mine be developed at any of the Corporation's exploration or development-stage mineral properties, other factors will ultimately impact whether mineral extraction and processing can be conducted economically, including actual mineralization, consistency and reliability of ore grades and future commodity prices, as well as the effective design, construction and operation of processing facilities. The Corporation's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital. Although the Corporation evaluates these risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. The Corporation cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on the Corporation.
Even if the development of one of the Corporation's projects is found to be economically feasible and approved by the Board, such development will require obtaining permits and financing, and the construction and operation of mines, processing plants and related infrastructure, including road access. As a result, the Corporation will be subject to all of the risks associated with establishing new mining operations, including those described above. The costs, timing and complexities of developing its projects may be greater than anticipated because such property interests are not located in developed areas, and, as a result, its property interests are not currently served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Corporation cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.
The estimation of mineral reserves and mineral resources may be imprecise and depends upon subjective factors. Estimated mineral reserves and mineral resources may not be realized in actual production. The Corporation's results of operations and financial position may be adversely affected by inaccurate estimates.
Mineral reserves and mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Corporation's control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Corporation's mineral reserves. Should reductions in mineral resources or mineral reserves occur, the Corporation may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined, and, as a result, the volume and grade of mineral reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Corporation's ability to extract these mineral reserves, could have a material adverse effect on the Corporation's results of operations and financial condition.
Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

The Corporation's mineral resources do not have demonstrated economic viability and may never be classified as proven or probable mineral reserves.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that the mineral resources set out in this AIF will ever be classified as proven or probable mineral reserves as a result of continued exploration. In addition, mineral resources that are classified as inferred mineral resources are considered too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that the estimated tonnage and grades as stated will be achieved or that they will be upgraded to measured and indicated mineral resources or proven and probable mineral reserves as a result of continued exploration.
Fluctuating commodity prices may result in the Corporation not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of the Corporation may result.
If the Corporation enters into production at any other site, its profitability will be dependent upon the market price of gold and any other metals contained in minerals discovered. Historically, gold prices have fluctuated widely and are affected by numerous external factors beyond the Corporation's control, including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, the spread of communicable diseases and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of, or any combination of, these factors may result in the Corporation not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of the Corporation may result.
Failure to further develop the Ruby Hill Project, the Granite Creek Project, McCoy-Cove project or the Lone Tree Project may result in a material adverse effect on the Corporation's business, financial condition, results of operations, cash flows and prospects.
The ability of the Corporation to sustain or increase its present level of gold and silver production is dependent, in part, on the success of its projects. Each of the Ruby Hill, Granite Creek and Lone Tree Projects are currently in production. McCoy-Cove is a exploration and development stage project. Risks and unknowns inherent in all projects include, but are not limited to: the accuracy of mineral reserve and mineral resource estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of ongoing production of these projects; the future price of gold and silver; environmental compliance regulations and restraints; political climate and/or governmental regulation and control; the accuracy of engineering; the ability to manage large-scale construction and scoping of major projects, including delays, aggressive schedules and unplanned events and conditions. The significant capital expenditures and long time period required to further develop this project are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. The Corporation's ability to maintain licenses to operate these projects is also important to the success of these projects. Actual costs and economic returns may differ materially from estimates prepared by the Corporation, or the Corporation could fail or be delayed in obtaining all approvals necessary for execution of these projects, in which case, any or all of the projects may not proceed either on its original timing or at all. In addition, none of the Ruby Hill Project, the Granite Creek Project or the Lone Tree Project may demonstrate attractive economic feasibility at low gold or silver prices.
The capital costs for each of the Ruby Hill Project, the Granite Creek Project, McCoy-Cove project or the Lone Tree Project may outweigh the Corporation's capital, financial and staffing capacity and may adversely affect the development of these projects. The inability to further develop these projects could have a material adverse effect on the Corporation's business, financial condition, results of operations, cash flows or prospects.

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for the Corporation to, among other things, find or generate suitable sources of water and power for the project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures. It is also not unusual in the mining industry for mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.
If the Corporation is not able to obtain any additional financing required to advance exploration and development at the Lone Tree Project, the McCoy-Cove Project and the Granite Creek Project or fund the development of the Ruby Hill Project, it may be required to reduce the scope of its planned business objectives, which may have a material adverse effect on its future prospects.
The Corporation will have various capital requirements and exploration and development expenditures as it proceeds to expand exploration and development activities at its mineral properties (including the refurbishment and retrofit of the Lone Tree facilities), develop any such properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. Funds from mining operations at the Ruby Hill Project, Lone Tree Project, and Granite Creek Project are not expected to be sufficient to fund such capital requirements. The continued exploration and future development of the Corporation's exploration and development-stage properties will therefore depend on the Corporation's ability to obtain the required financing. In particular, any potential development of its projects will require substantial capital commitments, which the Corporation cannot currently quantify and may not currently have in place. The Corporation can provide no assurance that it will be able to obtain financing on favourable terms or at all.
In addition, the Corporation may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the price of gold on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. If the Corporation is unable to obtain additional financing as needed, it may not be able to move forward with its planned exploration and development activities at the Ruby Hill Project, the Lone Tree Project, the McCoy-Cove Project and the Granite Creek Project. Any of the foregoing could have a material adverse effect on the Corporation's business, financial condition, results of operations, cash flows or prospects.
The Corporation may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful.
The Corporation's ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Corporation's future performance, which is subject to economic, financial, competitive and other factors, many of which are not under the control of the Corporation. Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.
The Corporation may not continue to generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures. If the Corporation is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Corporation's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Corporation may not be able to engage in any of these activities, or engage in these activities on desirable terms, which could result in a default on its debt obligations.
In addition, the Corporation's arrangements with Orion and Sprott and the Convertible Debentures require the Corporation to satisfy various affirmative and negative covenants and, in the case of the arrangements with Orion and Sprott, to meet certain financial ratios and tests. These covenants limit, among other things, the Corporation's ability to incur further indebtedness, create certain liens on assets, or engage in certain types of transactions. There are no assurances that the Corporation will not, as a result of such covenants, be limited in its ability to respond to changes in its business or competitive activities, or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with such covenants could result in an event of default under any debt instruments, which may allow the lenders thereunder to accelerate repayment obligations or enforce security, if any.
Failure to achieve capital and operational cost estimates could have an adverse impact on the Corporation's future cash flows and financial condition.
Decisions about the development of the Corporation's mineral properties in the future will ultimately be based upon technical studies. Technical studies derive estimates of cash operating costs based upon, among other things: anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed; anticipated recovery rates of gold, silver and other metals from the ore; cash operating costs of comparable facilities and equipment; and anticipated climatic conditions.
It is important to note that the economic parameters described in technical studies include a number of assumptions and estimates that could prove to be incorrect. For example, capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Corporation may differ significantly from those anticipated by the Corporation's current studies and estimates, and there can be no assurance that the Corporation's actual operating costs will not be higher than currently anticipated. The Corporation's actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; the outbreak of communicable diseases; and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios; ore grade metallurgy; labour costs; the cost of commodities; general inflationary pressures; currency exchange rates; availability and terms of financing; difficulty of estimating construction costs over a period of years; delays in obtaining environmental or other government permits; and potential delays related to social and community issues. Many of these factors are beyond the Corporation's control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Corporation's future cash flows, business, results of operations and financial condition.
Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is fully developed may have a material adverse effect on the Corporation's business, results of operations and financial condition.
Forecasts of future production are estimates and actual production may be less than estimated, which could have a material adverse effect on the Corporation's results of operations and financial condition.
Forecasts of future production at the Corporation's mineral projects are estimates prepared by senior management of the Corporation and are based on interpretation and assumptions and actual production may be less than estimated. The ability of the Corporation to achieve and maintain the production rates on which such estimates are based is subject to a number of risks and uncertainties. Production estimates for all of the Corporation's mineral projects are dependent on, among other things, the accuracy of mineral reserve and mineral resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, and the physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing. Actual production at the Corporation's mineral projects may vary from estimates prepared by the Corporation for a variety of reasons. The failure to achieve production estimates could have a material adverse effect on the Corporation's results of operations and financial condition. There is no guarantee that anticipated production costs will be achieved at any of the Corporation's mineral projects. Failure to achieve anticipated production costs could have a material adverse impact on the Corporation's ability to repay any loans and generate revenue and cash flow to fund operations and future profitability.

Inability to renegotiate the toll milling agreement with Nevada Gold Mines (“NGM”)
Pursuant to the autoclave toll milling agreement dated October 14, 2021, between Osgood LLC, Au-Reka LLC and Nevada Gold (the "Autoclave Toll Milling Agreement"), NGM agreed to process up to an aggregate of 1,000 tons/day of ore produced from the Granite Creek Project and the McCoy-Cove Project at its autoclave facilities, until the earlier of (i) the date the Lone Tree autoclave becomes fully operational, and (ii) October 14, 2024, subject to extension by mutual agreement between the parties. Ruby Hill LLC may in the future become party to the Autoclave Toll Milling Agreement, in which event- mineralized material produced from the Ruby Hill Project may also be processed at NGM's autoclave facilities.

The Company anticipates that it will process refractory material from its Granite Creek mine at the NGM autoclave facility under the Autoclave Toll Milling Agreement until such time that the Lone Tree autoclave facility is operational. Based on the Company's present estimates, the Lone Tree autoclave will not be fully operational by October 14, 2024, and as such, the Company will be dependent on the ability to reach a mutual agreement with NGM to extend of the Autoclave Toll Milling Agreement, so that the Company can continue using NGM autoclave facility until such time. There is no certainty that the Company will be able to arrive at a mutual agreement for extension of the Autoclave Toll Milling Agreement with NGM.

If the Company is unable to obtain an extension of the Autoclave Toll Milling Agreement in a timely manner (or at all), the Company will be required to seek other arrangements for the processing of refractory material from its Granite Creek mine. There can be no certainty that such arrangement can be reached in a timely manner (or at all) on terms that are acceptable to the Company. If an extension of the Autoclave Toll Milling Agreement or an alternative arrangement cannot be obtained, the Company's operations at Granite Creek mine will be disrupted until such time as an extension or alternative arrangement can be reached. In addition, as the Company is dependent on third parties' autoclave facilities, there can be no assurance that there will not be interruptions in production capabilities and/or increase in production costs or reduction in profitability as a result of toll milling arrangements.

Any interruptions in the Company's ability to process refractory material at the Granite Creek mine or, in the future, the Ruby Hill Project, will have a material adverse effect on the Company's results of operations and financial performance and condition.

The Corporation may continue to have negative cash flow from operating activities in future periods.
The Corporation had negative cash flow from operating activities for the year ended December 31, 2023. The Corporation cannot guarantee that it will have positive or negative cash flow from operating activities in future periods. The Corporation cannot provide any assurances that it will achieve sufficient revenues (if at all) or maintain profitability or positive cash flow from operating activities. If the Corporation does not achieve or maintain profitability or positive cash flow from operating activities, then there could be a material adverse effect on the Corporation's business, financial condition and results of operation, and the Corporation may need to deploy a portion of its working capital to fund such negative operating cash flows or seek additional sources of funding.
The Corporation is dependent on a small number of key employees. The loss of one or more of these key employees, if not replaced, could have a material adverse effect on the Corporation's business, results of operations and financial condition.
The Board and management of the Corporation currently consist of a relatively small number of key personnel, the loss of any of whom could have a material adverse effect on its operations. There is intense competition for engineers, geologists and persons with mining expertise. The ability of the Corporation to hire and retain engineers, geologists and persons with mining expertise is key to its mining operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Corporation's mining operations are conducted. Changes in such legislation or otherwise in the Corporation's relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Corporation's mining operations, results of operations and financial condition.

The Corporation does not have in place formal programs for succession and training of management and does not have key person insurance on such individuals, which insurance would provide the Corporation with insurance proceeds in the event of their death. Without key person insurance, the Corporation may not have the financial resources to develop or maintain its business until it replaces the individual. The loss of one or more of these key employees, if not replaced, could have a material adverse effect the Corporation's business, results of operations and financial condition.
Failure to retain directors and senior management could have material adverse effect on the Corporation and its prospects.
The success of the Corporation is largely dependent on the performance of the Board and senior management. There is no assurance that the Corporation can maintain the services of the Board and management or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Corporation and its prospects.
The Corporation relies on third parties for important relationships and services. Any loss of one or more of these key business alliances or contracts could adversely impact the Corporation and its business, operating results and prospects.
The Corporation relies significantly on strategic relationships with other entities. The Corporation also relies on good relationships with regulatory and governmental departments and upon third parties to provide essential contracting services. There can be no assurance that the Corporation's existing relationships will continue to be maintained or that new ones will be successfully formed, and the Corporation could be adversely affected by changes to such relationships or difficulties in forming new ones. Any circumstance which causes the early termination or non-renewal of one or more of these key business alliances or contracts could adversely impact the Corporation, its business, operating results and prospects.
The Corporation's financial statements may not reflect what the Corporation's financial position, results of operations or cash flows will be in the future.
The Corporation believes that management has made reasonable assumptions underlying the Corporation's financial statements, such as expenses related to employee benefits, finance, human resources, legal, information technology and executive management. However, because the Corporation's financial statements are based on certain assumptions, the Corporation's financial statements may not reflect what the Corporation's financial position, results of operations or cash flows will be in the future.
A failure or breach of the Corporation's network systems could corrupt the Corporation's financial or operational data and may have a material adverse impact on the Corporation's reputation and results of operations.
Major equipment failures, natural disasters including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network systems or security that affect computer systems within the Corporation's network could disrupt the Corporation's business functions, including the Corporation's exploration and production activities. The mining industry has become increasingly dependent on digital technologies. Mines and mills are automated and networked, and the Corporation relies on digital technologies to conduct certain exploration, development, production, processing and other activities. The mining industry faces various security threats, including cyber-security threats. Such attacks are increasing and include malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions to critical systems, unauthorized release of confidential information and corruption of data. A cyber-attack could negatively impact the Corporation's operations. A corruption of the Corporation's financial or operational data or an operational disruption of the Corporation's production infrastructure could, among other potential impacts, result in: loss of production or accidental discharge; expensive remediation efforts; distraction of management; damage to the Corporation's reputation or its relationship with customers, vendors and employees; or events of noncompliance, which events could lead to regulatory fines or penalties. Any of the foregoing could have a material adverse impact on the Corporation's reputation, profitability, future cash flows, earnings, results of operations and financial condition.

There can be no assurance that the Corporation's title to mineral projects will be secured or that it will not be affected by an unknown title defect.
The acquisition of title to mineral projects is a very detailed and time-consuming process. Although the Corporation has taken precautions to ensure that legal title to its property interests is properly recorded in the name of the Corporation where possible, there can be no assurance that such title will ultimately be secured. Furthermore, there is no assurance that the interests of the Corporation in any of its properties may not be challenged or impugned. Title insurance is generally not available for mineral properties and the Corporation has a limited ability to ensure that it has obtained secure claim to individual mineral claims. While the Corporation intends to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that the Corporation will be successful in extending or renewing mineral rights on or prior to expiration of their term, or that the title to any such properties will not be affected by an unknown title defect.
The Corporation's activities are subject to extensive governmental regulation. The costs and delays associated with obtaining necessary licences and permits from governmental bodies could stop or materially delay or restrict the Corporation from proceeding with the development of an exploration project, which in turn could have a material adverse effect on its business.
Exploration, development and mining of minerals are subject to extensive federal, provincial, state and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, water use, land use, environmental protection and remediation, endangered and protected species, mine safety and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied or amended in a manner that could have a material adverse effect on the business, financial condition and results of operations of the Corporation.
The costs and delays associated with obtaining necessary licences and permits and complying with these licences and permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from proceeding with the development of an exploration project. Any failure to comply with applicable laws and regulations or licences and permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities. The Corporation may be required to compensate those suffering loss or damage by reason of its mining operations and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.
In addition, any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both the ability of the Corporation to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as the ability of the Corporation to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.
Public Health Risks
The Corporation's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. On March 11, 2020, the outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", was classified as a global pandemic, which resulted in governments enacting emergency measures to combat the spread of the virus. These measures, which included the implementation of travel bans, self-imposed quarantine periods and social distancing, caused material disruption to businesses globally resulting in an economic slowdown. While the Corporation experienced minimal disruption to its operations during the COVID-19 pandemic, there may be impacts in the future on the Corporation's operations, key suppliers, supply chain, and cash flows, the Corporation's ability to raise financing or the pricing of such financing should another pandemic or health crise occur.

Interference in the maintenance or provision of the Corporation's infrastructure could adversely affect the Corporation's operations, financial condition and results of operations.
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation's operations, financial condition and results of operations.
Information technology failures or cyber security incidents could adversely affect the reputation, operations or financial performance of the Corporation.
The Corporation is reliant on the continuous and uninterrupted operations of its information technology ("IT") systems. User access and security of all IT systems are critical elements to the operations of the Corporation. Protection against cyber security incidents and cloud security, and security of all of the Corporation's IT systems are critical to the operations of the Corporation. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Corporation.
The Corporation's IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Corporation's employees or vendors. A cyber security incident resulting in a security breach, or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.
Labour difficulties might result in the Corporation not meeting its business objectives.
Factors such as work slowdowns or stoppages caused by, among other things, the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Corporation's business. This would have a negative effect on the Corporation's business and results of operations, which might result in the Corporation not meeting its business objectives.
Failure to maintain or obtain permits and licences could cause increases in exploration expenses, capital and operating expenditures or require abandonment or delays in development or exploitation of mining properties.
The Corporation is required to maintain in good standing a number of permits and licenses from various levels of governmental authorities in connection with the development and operations at its mineral properties.
Although the Corporation has all required permits for its current operations, there is no assurance that delays will not occur in the renewal of certain permits and there is no assurance that the Corporation will be able to obtain additional permits for any possible future changes to operations or additional permits associated with new legislation. There is also no assurance that the Corporation can obtain, or that there will not be delays in obtaining, the environmental approval or permits necessary to develop any future projects.
To the extent such approvals or consents are required and are delayed or not obtained, the Corporation may be curtailed or prohibited from continuing its operations or proceeding with any further development. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration, development or exploitation of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies or more stringent implementation thereof could have a material adverse impact on the Corporation and cause increases in exploration expenses and/or capital and operating expenditures or require abandonment or delays in development or exploitation of mining properties.
The Corporation's operations are subject to extensive environmental regulation and non-compliance with any laws could result in enforcement actions and cause operations to cease or be curtailed or lead to significant financial exposure.
The operations of the Corporation are subject to environmental regulations promulgated by government agencies from time to time and primarily the Nevada Division of Environmental Protection. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present, and which have been caused by previous or existing owners or operators of the properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration or mining operations may be required to compensate those suffering loss or damage by reason of the exploration or mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.
Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties. The potential financial exposure may be significant.
The Corporation is subject to land reclamation requirements. If the Corporation is required to carry out unanticipated reclamation work, its financial position could be adversely affected.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long-term effects of land disturbance. Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance landforms and vegetation.
In order to carry out reclamation obligations imposed on the Corporation in connection with exploration, potential development and production activities, the Corporation may be required to allocate financial resources that might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase the Corporation's obligations to perform reclamation and mine closing activities. If the Corporation is required to carry out unanticipated reclamation work, the Corporation's financial position could be adversely affected.

If the Corporation is not able to arrange for, or continue to obtain, surety bonds in favour of government agencies, it could adversely affect the Corporation's business, financial condition and results of operations.
The Corporation, in the ordinary course of its operations and developments, is required to issue financial assurances including surety bonds and/or bank guarantee instruments, in favour of government agencies as financial support for environmental reclamation and exploration permitting at its properties. The Corporation’s ability to provide such assurances is subject to external financial and credit markets and assessments, and its own financial position. If the Corporation is not able to arrange for, or continue to obtain, satisfactory surety bonds in favor of government agencies, as financial support for environmental reclamation and exploration permitting at its properties, this could adversely affect the Corporation's business, financial condition and results of operations.
There are significant hazards associated with mining activities, some of which may not be fully covered by insurance. The Corporation might become subject to liability for hazards which it may not be insured against and could incur significant costs from the losses arising out of such events.
The Corporation's business is subject to production and operational risks that could have a material adverse effect on the financial condition, results of operations or cash flows of the Corporation and the Corporation's insurance may not cover these risks and hazards adequately or at all.
Mining and metals processing involve significant production and operational risks normally encountered in the exploration, development and production of gold and other base or precious metals, some of which are outside of the Corporation's control, including, without limitation, the following: unanticipated ground and water conditions; adverse claims to water rights and shortages of water to which the Corporation has rights; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological problems, including seismic activity, earthquakes and other natural disasters; metallurgical and other processing problems; unusual or unexpected mineralogy or rock formations; ground or slope failures; tailings design or operational issues, including dam breaches or failures; structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; lower than expected ore grades or recovery rates; accidents; delays in the receipt of or failure to receive necessary government permits; delays in transportation; the results of litigation, including appeals of agency decisions; interruption of energy supply; labour disputes; inability to obtain satisfactory insurance coverage; the availability of drilling and related equipment in the area where mining operations will be conducted; and the failure of equipment/processes to operate in accordance with specifications or expectations.
These risks could result in damage to, or destruction of, the any of the Corporation's mineral projects, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to properties of the Corporation or others, delays in mining, reduced production, monetary losses and potential legal liability. Milling operations are subject to hazards, such as equipment failure or failure of retaining dams around tailings disposal areas that may result in personal injury or death, environmental pollution and consequential liabilities. In addition, the Corporation relies on a few key vendors for its operations. A breach of the applicable contract by any of these vendors, a significant dispute with any of these vendors, a force majeure event or other operational or financial issues affecting one or more of these vendors, including labor strikes or work stoppages, or any other event that would significantly impede the ability of these vendors to perform their contractual obligations to the Corporation or that would have a significant negative impact on the Corporation's contractual relationship with them would adversely affect the ability of the Corporation to produce its primary products, which could have a material impact on the Corporation's financial condition and results of operations.
Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations and insurance obtained may contain exclusions and limitations on coverage. In addition, although certain risks are insurable, the Corporation may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or, if available, may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its business, consolidated financial condition and results of operations.
Existing or future competition in the mining industry could materially adversely affect the Corporation's prospects for mineral exploration and success in the future.
There is significant competition in the precious metals mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop and operate such properties, the labour to operate the properties and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Corporation, the Corporation may be unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its projects. Existing or future competition in the mining industry could materially adversely affect the Corporation's prospects for mineral exploration and success in the future. Increased competition can result in increased costs and lower prices for metal and minerals produced and reduced profitability. Consequently, the revenues of the Corporation, its operations and financial condition could be materially adversely affected.
From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.
The Corporation may fail to select appropriate acquisition targets and may not be able to integrate any acquired businesses and their workforce into the Corporation.
The Corporation will continue to seek new resource property and development opportunities in the mining industry. In pursuit of such opportunities, the Corporation may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Corporation. Ultimately, any acquisitions would be accompanied by risks, which could include changes in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulating approvals and exposure to litigation. Any material issues that the Corporation encounters in connection with an acquisition could have a material adverse effect on its business, results or operations and financial position.
There may be undisclosed risks and liabilities relating to the Corporation's acquisitions.
While the Corporation conducted substantial due diligence of the acquisitions of its various projects, including the Granite Creek Acquisition, the Ruby Hill Acquisition, the Asset Exchange in respect of the Lone Tree Project, and the Paycore Arrangement (collectively, the "Acquisitions"), there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities relating to these projects for which the Corporation is not indemnified pursuant to the provisions of the agreements relating to the Acquisitions. Any such unknown or undisclosed risks or liabilities could have a material adverse effect on its business, results of operations and financial position. The Corporation could encounter additional transaction and integration related costs or other factors, such as the failure to realize all of the benefits anticipated in the Acquisitions. All of these factors could cause dilution to the Corporation's earnings per share or decrease or delay the anticipated accretive effect of the Acquisitions and cause a decrease in the market price of the Common Shares.

The anticipated benefits of the Corporation's acquisitions may not be realized.
There can be no assurance that management of the Corporation will be able to fully realize the expected benefits of the Acquisitions. There is a risk that some or all of the expected benefits will fail to materialize or may not occur within the time periods anticipated by management of the Corporation. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Corporation.
The Corporation's directors and officers may be subject to conflicts of interest in their capacities as directors and officers of other public resource companies.
The directors and officers of the Corporation may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation.
The Corporation is subject to the ESTMA, and any non-compliance thereof could lead to significant fines and sanctions.
The Canadian Extractive Sector Transparency Measures Act ("ESTMA"), which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments. ESTMA requires reporting on the payment of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments and any other prescribed payment over $100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to $250,000 (which may be concurrent). If the Corporation becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties, fines and/or sanctions, which may have a material adverse effect on the Corporation's reputation.
The Corporation's success depends on developing and maintaining relationships with local communities and other stakeholders, which cannot be guaranteed.
The Corporation's relationships with the communities in which it operates are critical to the future success of its existing operations and the construction and development of its projects. In recent years, there has been ongoing and potentially increasing public concern relating to the effects of resource extraction on the natural landscape, communities and the environment. Certain non-governmental organizations, public interest groups and reporting organizations ("NGOs") who oppose globalization and resource development can be vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. In addition, there have been many instances in which local community groups have opposed resource extraction activities, resulting in disruption and delays to the relevant operations. Adverse publicity generated by such NGOs or others related to the mining industry, or to extractive industries generally, could have an adverse effect on the Corporation's reputation or financial condition and may impact its relationship with the communities in which it operates. While the Corporation seeks to operate in a socially responsible manner and believes it has good relationships with local communities in the regions in which it operates, there is no guarantee that its efforts in this respect will mitigate this potential risk. NGOs or local community groups could direct adverse publicity against and/or disrupt the operations of the Corporation in respect of one or more of its properties, despite the Corporation's successful compliance with social and environmental best practices. Any such actions and the resulting media coverage could have adverse effects on the reputation and financial condition of the Corporation or its relationships with the communities in which it operates, which could have a material adverse effect on the business, financial condition, results of operations, cash flows or prospects of the Corporation.
The Corporation's ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon the Corporation's financial condition and operations. The Corporation seeks to promote improvements in health and safety, human rights, environmental performance and community relations. However, the Corporation's ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of the Corporation's employees, human rights, the environment or the communities in which the Corporation operates.
The Corporation may become subject to disputes with third parties and an inability to resolve these disputes favourably could have a material adverse impact on the Corporation's business and financial condition.
The Corporation may become involved in disputes with third parties in the future that may result in litigation. The results of litigation cannot be predicted with certainty and defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. If the Corporation is unable to resolve these disputes favourably, or if the cost of the resolution is substantial, such events may have a material adverse impact on the Corporation's business, rights, financial condition, results of operations, cash flows or prospects.
Damage to the Corporation's image and reputation may lead to decreased investor confidence and impede the Corporation's ability to advance its projects.
Damage to the Corporation's reputation can be the result of the actual or perceived occurrence of any number of events and could include any negative publicity, whether true or not. Although the Corporation places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations and decreased investor confidence and may act as an impediment to the Corporation's overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.
Climate change could have a material adverse impact on the Corporation's business and results of operations.
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. Climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Corporation is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate-change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment and on local communities. Concerns around climate change may also affect the market price of our Common Shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While the Corporation is committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions and energy and water usage by increasing efficiency and adopting new innovation is constrained by technological advancement, operational factors, and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate-change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and our reputation and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and extreme temperatures. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of natural disasters, such as hurricanes, earthquakes, hailstorms, wildfires, snow, ice storms, the spread of disease and insect infestations. Climate-related events such as mudslides, floods, droughts, and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate-change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
The Corporation may not be able to access the resources and materials it needs to advance its exploration programs.
Mining exploration requires ready access to mining equipment, such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to the Corporation on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in the Corporation's exploration programs.
The Corporation's mineral properties or mineral projects may be subject to various land payments and any failure by the Corporation to satisfy such payments could result in the loss of property interests.
The Corporation's mineral properties or projects may be subject to various land payments, royalties and/or work commitments. Failure by the Corporation to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.
The Corporation has significant shareholders that may be able to significantly affect the outcome of important matters.
Equinox Gold is a significant shareholder of the Corporation. As at the date hereof, to the best of the Corporation's knowledge, Equinox Gold's beneficial holdings represent approximately 16% of the issued and outstanding Common Shares on an undiluted basis. Orion may also become a significant shareholder of the Corporation. If Orion exercises any of its common share purchase warrants, or the principal amount of the Orion Convertible Loan is converted into Common Shares, Orion could beneficially hold greater than 10% of the issued and outstanding Common Shares on a fully diluted basis.
In this circumstance, Equinox Gold and Orion may be able to significantly affect the outcome of important matters that require shareholder approval, including the approval of significant corporate matters, election of directors of the Corporation and the approval of certain corporate transactions. There is no assurance that the interests of such significant shareholders will always be aligned with the Corporation's interests or the interests of other shareholders of the Corporation and any conflicts of interest may be resolved in a manner detrimental to the Corporation or its other shareholders.
Geological, hydrological, and climatic events could have a material adverse effect on the Corporation.
All mining operations face geotechnical, hydrological and climate challenges. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, subsidence and uplift, embankment failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Corporation's control, such as severe weather and seismic activity. Geotechnical failures could result in limited or restricted access to mines, suspension of operations, environmental damage, government investigations, increased monitoring costs, remediation costs, loss of mineralized material and other impacts, which could result in loss of revenue or increased costs and could result in a material adverse effect on the Corporation's business, financial condition, results of operations, cash flows or prospects.
Rising inflation could lead to increased costs.
Consumer price inflation has risen significantly in recent years and if it continues will mean much higher costs for the Corporation's expenditure programs. The Corporation's program cost estimates could rapidly become out-of-date. If this happens, the Corporation will need to either raise additional funds causing equity dilution or reduce its expenditures and reducing progress. Increases in inflation usually result in central bank interest rate hikes which can trigger negative capital market conditions making financing difficult. While inflation increases have often led to higher precious metals prices, there can be no assurance of that, and the Corporation's operations and its share price could be adversely affected by increased inflation.
Securities analysts or other third parties may publish inaccurate or unfavourable research reports.
The trading market for Common Shares may rely in part on the research and reports that securities analysts and other third parties choose to publish about the Corporation. The Corporation does not control these analysts or other third parties. The price of the Common Shares could decline if one or more securities analysts downgrade the Common Shares or if one or more securities analysts or other third parties publish inaccurate or unfavourable research about the Corporation or cease publishing reports about the Corporation.
Internal control over financial reporting and disclosure controls and procedures cannot provide complete assurance of error-free reporting.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to a company's management, as appropriate, to allow timely decisions regarding required disclosure. No evaluation can provide complete assurance that the Corporation's internal control over financial reporting and disclosure controls and procedures will detect or uncover all failures of persons within the Corporation to disclose material information required to be reported. The effectiveness of the Corporation's control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Corporation continues to expand, the challenges involved in implementing appropriate internal control over financial reporting and disclosure controls and procedures will increase and will require that the Corporation continue to improve its internal control over financial reporting and disclosure controls and procedures. Although the Corporation intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Corporation cannot be certain that it will be successful in complying with National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators.
International conflict and other geopolitical tensions or events, such as the current Russia-Ukraine conflict, may have an adverse effect on the Corporation's business, financial condition and results of operations.
International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Corporation's business, financial condition and results of operations. The extent and duration of the Russia-Ukraine conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this AIF, including those relating to commodity price volatility and global financial conditions. The situation is continuing to change and unforeseeable impacts, including on our shareholders and counterparties on which we rely and transact with, may materialize and may have an adverse effect on the Corporation's business, results of operation and financial condition.
Risks Relating to the Common Shares Generally
No guarantee of positive return on investment.
There is no guarantee that an investment in the securities of the Corporation will earn any positive return in the short term or long term. The mineral exploration and development business is subject to numerous inherent risks and uncertainties, and any investment in the securities of the Corporation should be considered a speculative investment. Past successful performance provides no assurance of any future success. The purchase of securities of the Corporation involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. An investment in the securities of the Corporation is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.
There is no certainty that an active trading market for the Common Shares will develop or be sustained.
While the Common Shares are listed on the TSX and NYSE American, there can be no assurance that an active trading market will develop for the Common Shares, or if developed, that such a market will be sustained. There can be no assurance that fluctuations in the trading price will not have a material adverse impact on the Corporation's ability to raise equity funding without significant dilution to shareholders of the Corporation, or at all.
In addition, the disruptions recently experienced in the international and domestic markets have led to reduced liquidity and increased credit risk premiums for certain companies and have resulted in a reduction of available financing. Developing companies may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. The availability of credit is significantly influenced by levels of investor confidence in markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market, terrorist activity and conflict or the spread of other communicable diseases and viruses) could affect the price or availability of funding for entities within any of these markets.
Common Shares may be subject to significant price and volume fluctuations.
The Common Shares are listed on the TSX and NYSE American. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continued fluctuations in price will not occur, which may result in losses to investors. The purchase of Common Shares should be undertaken only by investors who have no need for immediate liquidity in their investment.
The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including, but not limited to: the Corporation's operating performance and the performance of competitors and other similar companies; volatility in gold and other metal prices; the public's reaction to the Corporation's press releases, other public announcements and the Corporation's filings with the various securities regulatory authorities; the failure of the Corporation to meet the reporting and other obligations under Canadian securities laws or imposed by the TSX, NYSE American or the United States Securities Exchange Commission (the "SEC"); changes in recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; a reduction in coverage by such research analysts; changes in general economic and/or political conditions; the arrival or departure of key personnel; and acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors, which, if involving the issuance of Common Shares, or securities exercisable or exchangeable for or convertible into Common Shares, would result in dilution to present and prospective holders of Common Shares. In addition, the market price of the Common Shares is affected by many variables not directly related to the

Corporation's success and are, therefore, not within the Corporation's control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.
Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.
The Corporation may need to sell additional Common Shares to finance its operations and such future sales may dilute shareholders' equity position in the Corporation.
The Corporation has limited financial resources and will have further capital requirements and exploration expenditures as it proceeds to expand exploration activities at its mineral projects, develop any such projects or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. The Corporation may sell additional Common Shares or other securities in the future to finance its operations or may issue additional Common Shares or other securities as consideration for future acquisitions. The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares and will dilute each shareholder's equity position in the Corporation. The Corporation's articles permit, among other things, the issuance of an unlimited number of Common Shares for such consideration and on such terms and conditions as are established by the directors of the Corporation, in many cases, without the approval of the shareholders of the Corporation.
Sales by existing shareholders in the public market could reduce the price of the Common Shares and impair the Corporation's ability to raise additional capital.
The Common Shares are listed on the TSX and NYSE American and sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Corporation's ability to raise additional capital through the sale of securities.
The Corporation's dual listing may increase the volatility of the Common Shares.
The Corporation incurs significant legal, accounting, reporting and other expenses in order to maintain a dual listing on both the TSX and NYSE American. Moreover, the Corporation's listing on both the TSX and NYSE American may increase volatility due to the ability to buy and sell Common Shares in two places, different market conditions in different capital markets, and different trading volumes. This may result in less liquidity on both exchanges, different liquidity levels, and different prevailing trading prices.
A decline in the price of Common Shares could impede the Corporation's ability to raise additional capital to finance its operations and may materially adversely affect its business plan and ability to meet obligations as they become due.
A decline in the market price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in the Corporation's ability to raise additional capital for its operations. A decline in the price of the Common Shares could have an adverse effect upon the liquidity of the Common Shares and the Corporation's continued operations. A reduction in the Corporation's ability to raise equity capital in the future could have a material adverse effect upon the Corporation's business plan and operations, including its ability to continue its current operations. If the price for the Common Shares declines, the Corporation may not be able to raise additional capital or generate funds from operations sufficient to meet its obligations.

The Corporation has no history of earnings and has no current plans to pay dividends in the foreseeable future.
The Corporation has no history of earnings as a stand-alone entity and does not anticipate paying dividends on the Common Shares in the foreseeable future. Several of the agreements entered into in connection with the Financing Package, including the Orion Convertible Loan and the Sprott Convertible Loan, and the Convertible Debentures restrict the ability of the Corporation to pay dividends to its shareholders. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including operating results, financial condition and anticipated cash needs. See "Dividends and Distributions".
Forward-looking statements are based on assumptions and the actual results of the Corporation may differ materially from those suggested by the forward-looking statements.
Shareholders should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on such risks, assumptions and uncertainties can be found under the heading "Cautionary Note Regarding Forward-Looking Information".
As a foreign private issuer, the Corporation is subject to different United States securities laws and rules than a United States domestic issuer, which may limit the information publicly available to United States investors.
The Corporation is a "foreign private issuer", under applicable United States federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon United States domestic issuers by the SEC. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of United States domestic reporting companies. As a result, the Corporation does not file the same reports that a United States domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation's shareholders may not know on as timely a basis when the Corporation's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by United States domestic companies. In addition, the Corporation may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as United States domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to United States securities laws, and provided that the Corporation disclose the requirements it is not following and describe the Canadian practices it follows instead. The Corporation may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Corporation's shareholders may not have the same protections afforded to shareholders of United States domestic companies that are subject to all corporate governance requirements.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.
In order to maintain its status as a foreign private issuer, due to the location of the Corporation's assets, a majority of the Corporation's Common Shares must be directly or indirectly owned by non-residents of the United States. The regulatory and compliance costs under United States federal securities laws as a United States domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the Multijurisdictional Disclosure System (the "MJDS"). If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, would be required to file financial statements prepared in accordance with United States generally accepted accounting principles and would be subject to compliance with the mining disclosure required by the SEC Modernization Rules.
The Corporation relies upon certain accommodations available to it as an "emerging growth company".
The Corporation is an "emerging growth company" as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Corporation will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Corporation has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Corporation following the fifth anniversary of the date of the first sale of common equity securities of the Corporation pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Corporation has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Corporation is deemed to be a "large accelerated filer", as defined in Rule 12b–2 under the U.S. Exchange Act. The Corporation will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Corporation cannot predict whether investors will find the Common Shares less attractive because the Corporation relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Corporation no longer qualifies as an emerging growth company, the Corporation would be required to divert additional management time and attention from the Corporation's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Corporation's business, financial condition and results of operations.
Enforcement of Civil Liabilities in the United States
The Corporation is incorporated under the laws of the Province of British Columbia, Canada. Some of its directors and officers are residents of Canada, and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Corporation or these persons which are obtained in a United States court and that are predicated upon civil liabilities under the United States federal securities laws or the securities or "blue sky" laws of any state within the United States.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
There are no legal proceedings material to the Corporation to which the Corporation or its subsidiaries is or was a party, or to which any of the Corporation's property is or was subject, since the beginning of the most recently completed financial year of the Corporation, and, as of the date hereof, no such proceedings are known by the Corporation to be contemplated, other than as set out herein.
Regulatory Actions
No penalties or sanctions were imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority, nor were any settlement agreements entered into by the Corporation before a court relating to securities legislation or with a securities regulatory authority, during the last financial year of the Corporation, and no other penalties or sanctions have been imposed by a court or regulatory body against the Corporation or its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as otherwise disclosed herein, none of the directors or executive officers of the Corporation, or any person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, or any associate or affiliate of any of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Corporation, or during the current financial year, that has materially affected or is reasonably expected to materially affect the Corporation or any of its subsidiaries.
Certain directors and officers of the Corporation are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other engaged companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of the Corporation may not be made available to the Corporation, but rather, may be offered to a company with competing interests. The directors and senior officers of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any personal interest which they may have in any project or opportunity of the Corporation, and to abstain from voting on such matters. See "Directors and Officers – Conflicts of Interest".
REGISTRAR AND TRANSFER AGENT
The registrar and transfer agent for the Common Shares of the Corporation is TSX Trust Company at its principal offices of 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.
MATERIAL CONTRACTS
The following is a list of material contracts of the Corporation that have been entered into since the beginning of the last financial year of the Corporation or before the last financial year but which are still in effect, other than contracts entered into in the ordinary course of business:
•the Ruby Hill Acquisition Agreement dated September 3, 2021, between Premier, Premier USA and Waterton, as described under the heading "General Development of the Business – Three Year History – Ruby Hill Acquisition";

•the Orion Subscription Agreement dated October 14, 2021, between the Corporation and Orion Fund III, as described under the heading "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Orion Subscription Agreement";
•the Sprott Convertible Credit Agreement dated December 10, 2021, between the Corporation, Premier USA, Osgood LLC, Ruby Hill LLC, Sprott Hathaway, SAF Holdings and SAF Bullion, as described under the heading "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Sprott Convertible Credit Agreement";
•the Orion Convertible Credit Agreement dated December 13, 2021, between the Corporation, Premier USA, Osgood LLC, Ruby Hill LLC and OMF F, as described under the heading "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Orion Convertible Credit Agreement";
•the Amended and Restated Offtake Agreement dated December 13, 2021, between the Corporation, Dee LLC, Premier USA, Au-Reka LLC, Osgood LLC, Ruby Hill LLC, Premier Gold Mines Nevada Inc., OMF O and OMF CR, as described under the heading "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Amended and Restated Offtake Agreement";
•the Silver Purchase and Sale Agreement dated December 13, 2021, between the Corporation, Premier USA, Osgood LLC, Ruby Hill LLC and OMF HG, as described under the heading "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Silver Purchase Agreement";
•the Gold Prepay Agreement dated December 13, 2021 (as amended and restated), between the Corporation, Premier USA, Osgood LLC, Ruby Hill LLC and OMF HG, as described under the heading "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Gold Prepay Agreement" and "General Development of the Business – Three Year History – Orion and Sprott Financing Arrangements – Amended and Restated Gold Prepay Agreement";
•the agency agreement dated February 22, 2023 among the Corporation, Sprott Capital Partners LP, CIBC World Markets Inc., Stifel Nicolaus Canada Inc., National Bank Financial Inc., Canaccord Genuity Corp., RBC Capital Markets Inc., Scotia Capital Inc. and Cormark Securities Inc. relating to the Convertible Debenture Offering described under the heading "General Development of the Business – Three Year History – Private Placement of Convertible Debentures";
•the convertible debenture indenture dated February 22, 2023 between the Corporation and TSX Trust Company relating to the Convertible Debenture Offering described under the heading "General Development of the Business – Three Year History – Private Placement of Convertible Debentures";2
•the arrangement agreement dated February 26, 2023 between the Corporation and Paycore relating to the Paycore Arrangement described under the heading "General Development of the Business – Three Year History – Paycore Arrangement"; and
•the underwriting agreement dated August 1, 2023 among the Corporation, CIBC World Markets Inc., Canaccord Genuity Corp., National Bank Financial Inc., SCP Resource Finance LP, Stifel Nicolaus Canada Inc., BMO Nesbitt Burns Inc., Cormark Securities Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. relating to the private placement of Common Shares described under the heading "General Development of the Business – Three Year History – Private Placement of Common Shares".
Copies of the above material contracts are available for review under the Corporation's issuer profile on SEDAR+ at www.sedarplus.ca.

INTEREST OF EXPERTS
Grant Thornton LLP, Independent Registered Public Accounting Firm, provided an auditor’s report in respect to the Corporation’s financial statements for the years ended December 31, 2023 and 2022. Grant Thornton LLP is independent with respect to the Corporation in accordance with the standards of the U.S. Public Company Accounting Oversight Board.
The following persons are also named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made by the Corporation under NI 51-102 during, or relating to, the financial year of the Corporation ended December 31, 2023:
•Dagny Odell, P.E. of Practical Mining LLC;
•Laura Symmes, RM-SME of Practical Mining LLC;
•Tommaso Roberto Raponi, P.Eng. of TR Raponi Consulting Ltd.;
•Terre A. Lane, MMSA-QP, RM-SME of Global Resource Engineering, Ltd.;
•Dr. J. Todd Harvey, Ph.D., P.E., RM-SME of Global Resource Engineering, Ltd.;
•Richard D. Moritz, MMSA-QP of Global Resource Engineering, Ltd.;
•Dr. Hamid Samari, Ph.D., MMSA-QP of Global Resource Engineering, Ltd.;
•J. Larry Breckenridge, P.E. of Global Resource Engineering, Ltd.;
•Dr. Abani R. Samal, Ph.D., RM-SME of GeoGlobal, LLC;
•Wood Canada Limited;
•Raymond H. Walton, B.Tech., P.Eng. of Ray Walton Consulting Inc.;
•Tim George, P.E., Mine Operations Manager of the Corporation.; and
•Tyler Hill, CPG-12146, Chief Geologist of the Corporation.
To the best knowledge of the Corporation, the persons and firms referenced above each hold less than 1% of any class of the outstanding securities of the Corporation, or of any associate or affiliate of the Corporation.
None of the aforementioned persons or firms, nor any director, officer or employee of such firms, is currently, or is expected to be, elected, appointed or employed as a director, officer or employee of the Corporation, or of any associate or affiliate of the Corporation, other than Mr. George, who is an employee of the Corporation.
ADDITIONAL INFORMATION
Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under equity compensation plans is contained in the Corporation's management information circular dated April 4, 2023 for the annual general meeting of the shareholders of the Corporation that was held on May 9, 2023, a copy of which was filed under the Corporation's profile on SEDAR+. Additional financial information is provided in the Corporation's financial statements and related management's discussion and analysis for the most recently completed financial year of the Corporation. Copies of the foregoing disclosure documents, and additional information relating to the Corporation, may be found on SEDAR+ at www.sedarplus.ca.

Schedule "A"
INFORMATION CONCERNING THE MCCOY-COVE PROJECT
The scientific and technical information in respect of the McCoy-Cove Project contained in this Schedule "A" is supported by and summarized from the technical report titled "Preliminary Economic Assessment for the Cove Project, Lander County, Nevada" (the "McCoy-Cove Report"). The McCoy-Cove Report was prepared by Dagny Odell, P.E. and Laura Symmes, RM-SME of Practical Mining LLC ("Practical Mining") and Tommaso Roberto Raponi, P.Eng. of TR Raponi Consulting Ltd. (collectively, the "authors") and is dated January 25, 2021, with an effective date of January 1, 2021. Each of the authors is a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Unless otherwise indicated, the information in this Schedule "A" is provided as of the effective date of the McCoy-Cove Report.
Unless otherwise indicated, all references to "$" in this Schedule "A" are to United States dollars. Canadian dollars are referred to as "C$". Any term defined herein has the meaning ascribed to such term for the purposes of this Schedule "A" only, unless otherwise indicated in the AIF.
Project Description, Location and Access
The McCoy-Cove property covers 30,937 acres and is located 32 miles south of the Town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada (the "McCoy-Cove Property"). It is centered approximately at 40°22' N and 117°13' W and lies within the McCoy Mining District. Premier Gold Mines USA, Inc. ("Premier USA") holds 100% of the McCoy-Cove Property through its wholly-owned subsidiary, Au-Reka Gold LLC ("Au-Reka").
The following figure shows the location of the McCoy-Cove Property.

The McCoy-Cove Property is, for the most part, on land controlled by the U.S. Department of Interior, Bureau of Land Management ("BLM") and patented mining claims. The McCoy-Cove Property consists of 1,728 100%-owned unpatented claims and nine owned patented claims.
The unpatented claims have annual maintenance fees of $12.00 per claim payable to the Lander County Recorder and $165.00 per claim payable to the Nevada BLM. No additional annual labour or improvement assessments are required for unpatented claims. Patented claims, with clear and absolute title, have neither claim maintenance fees nor annual expenditures for labour or improvement. Patented claims are, however, subject to property taxes.
On June 14, 2012, Premier USA, through its wholly-owned subsidiary, Au-Reka, acquired a 100% interest in the Cove portion of the McCoy-Cove Property (the "Cove Deposit") from Victoria Gold Corporation ("Victoria") pursuant to an asset purchase agreement dated June 4, 2012. In the event of production from the Cove Deposit, the Corporation will make additional payments to Victoria in the aggregate amount of C$20 million. At the time of acquisition, the Cove Deposit consisted of 439 unpatented mining claims and now consists of 421 unpatented mining claims.
The Corporation is responsible for all environmental liabilities related to the closure of the McCoy-Cove Property as well as final clean-up of surface drill pads and minor drill roads. All closure activities other than reclamation of three water treatment ponds, evaporation of the tailings facility and water quality testing have been temporarily put on hold pending the potential for future production out of the Cove underground.
The authors of the McCoy-Cove Report were not aware of any additional environmental liabilities on the McCoy-Cove Property or any other significant factors and risks that may affect access, title or the right or ability to perform the proposed work program on the McCoy-Cove Property. Currently, the Corporation is working under the Cove-Helen Underground Exploration Plan of Operations (POO No. NVN-088795) approved in 2013, which authorizes the Corporation to complete up to 100 acres of surface exploration disturbance as well as an underground exploration decline and subsequent bulk sample of up to 120,000 tons.
Access to the McCoy-Cove Property area is via State Highway 305, 30 miles south from the Town of Battle Mountain, and then west approximately seven miles along the secondary paved McCoy Mine Road. Battle Mountain is off Interstate Highway 80, approximately 70 miles west of Elko, Nevada.
History
Gold was first discovered in the McCoy Mining District in 1914 by Joseph H. McCoy. Production through 1977 included approximately 10,000 ounces of gold plus minor amounts of silver, lead and copper. Production in these early years came from placers and from gold-quartz veins that occurred in northeast striking faults and in intersections of northeast and northwest striking faults. Most of the non-placer production, however, came from argillized and oxidized skarn at what became the McCoy open pit mine.
Summa Corporation ("Summa"), a Howard Hughes company, acquired most of the mining claims in the McCoy Mining District in the 1950s and 1960s. In 1977, Houston Oil and Minerals Corporation ("Houston") purchased the McCoy-Cove Property. Gold Fields Mining Corporation ("Gold Fields") leased the property in 1981 until September 1984, whereupon the property was returned to Tenneco Minerals Company ("Tenneco"), which had acquired Houston. Echo Bay Mines Ltd. ("Echo Bay") purchased the precious metal holdings of Tenneco in October 1986. Newmont took ownership of the Cove and McCoy properties in February 2003 following the merger between TVX Gold Inc., Echo Bay and Kinross Gold Corporation.
Victoria leased a portion of the property from Newmont in June 2006. In June 2012, Premier entered into an agreement to acquire the lease of the McCoy-Cove Property from Victoria and subsequently acquired a 100% interest in the land package from Newmont in September 2014.
Modern exploration for copper and gold in the McCoy Mining District started in the 1960s by Bear Creek Mining Company and Pilot Exploration drilling in 1967. Summa conducted extensive exploration on the McCoy skarn deposit from 1969 to 1977. Summa also undertook regional geologic mapping of 55 square miles (including the McCoy-Cove Property area) and extensive rock chip surveys.

Houston explored the property in 1980, including geologic mapping, soil geochemical surveys, ground magnetic surveys and drilling. Gold Fields conducted an extensive induced polarization program, airborne magnetic surveys, detailed rock chip sampling, as well as limited geologic mapping and drilling between 1981 and 1984.
In 1985, Tenneco undertook drilling, metallurgical testing, and engineering and feasibility studies and began mining the McCoy deposit in February 1986. Tenneco also began systematic district-wide exploration in 1985 with the collection of 500 stream sediment samples from an eight-square mile area around the McCoy deposit. Evidence of what would become the Cove deposit was found in early 1986, when seven samples yielded gold values of between 15 parts per billion ("ppb") and 72 ppb with associated anomalous silver, arsenic, mercury, antimony and thallium. Subsequent detailed geologic mapping identified jasperoid, manganiferous limestone and outcrops of altered felsic dikes in the area of the anomalous samples. Surface rock chip samples of these rocks all contained significant gold mineralization. Tenneco's detailed mapping covered a large area that included both McCoy and Cove and extended to the north, west and south. In September and October 1986, a total of 147 soil samples were collected from the B and C soil horizons over the altered area at Cove on a 100-foot by 200-foot grid.
Echo Bay continued the systematic district exploration program initiated by Tenneco that included stream sediment, soil and rock chip sampling, plus geologic mapping, exploration trenching using a bulldozer and drilling. Later soil sampling at Cove defined a gold anomaly measuring 2,800 feet long by 100 feet to 600 feet wide, with gold values ranging from 100 ppb to 2,600 ppb. Bulldozer trenching exposed ore grade rock over the entire length of this soil anomaly. Echo Bay discovered the Cove deposit with drilling in January 1987. By March 1987, Echo Bay had drilled 42 shallow exploration holes and development drilling began in late March. Echo Bay drilled 458 reverse circulation ("RC") holes totaling 315,000 feet from January 1987 through June 1988, and 51 core holes totaling approximately 65,800 feet through 1989.
In 1999, Echo Bay drilled eight surface drill holes totaling 6,700 feet on the Cove South Deep ("CSD") deposit. This drilling, combined with bulk sampling from an underground exploration drift, confirmed the presence of a high-grade zone (0.25 troy ounces per short ton ("opt") Au) that could be mined by underground methods. Detailed underground drilling of this deposit continued during 2000 as mining proceeded.
Newmont drilled 15 vertical holes on the property from 2004 to 2005. Victoria began exploring the property in 2006, resulting in the discovery of the Carlin-style Helen zone immediately northwest of the Cove pit.
The earliest known significant mining was in the early 1930s at the Gold Dome mine, previously located on the northeast side of the present McCoy open pit mine. This operation included a 250-foot shaft and five levels of workings at 50-foot intervals producing gold grades ranging between 0.25 opt and 2.0 opt.
Tenneco commenced mining at the McCoy open pit mine in 1986 and Echo Bay began open pit mining of the Cove deposit in 1988, accompanied by three phases of underground mining. Underground access at the Cove mine was via a decline with rubber-tire machines using a room and pillar mining method. From 1988 to 1993, underground mining was used to recover high grade ore ahead of the pit. In 1999, additional underground mining at CSD recovered approximately 300,000 tons of mineralization beyond the ultimate pit limits. The mineralization was relatively flat-lying from 10 feet to 80 feet thick. Longhole stoping and drift and fill methods were used with cemented rock fill. ("CRF").
Conventional open pit mining methods were utilized at the Cove open pit, with drilling and blasting of ore on 20 foot benches (double benched to 40 feet) and waste on 30 foot benches (double benched to 60 feet). The lower sulfide orebody was reached in late 1991.
Processing of low grade, run-of-mine heap leach ores from Cove began in 1992 and mining of high grade ores was completed in 1995. Open pit mining ended at Cove in October 2000.
In 1996, the mill facility was expanded from 7,500 stpd to 10,000 stpd, with milling of stockpiled ores from the Cove open pit beginning in the second half of 1997. Mill recoveries declined during the remaining life of the mine as lower grade, more refractory ores were processed. By October 2000, the mill was processing 11,369 stpd. As of that date, the gold grade was 0.055 opt Au and plant gold recovery was 51.8%; silver grade was 4.00 opt Ag and plant silver recovery was 71.5%.

The mill contained gravity, flotation and cyanide leach circuits. Through 2006, a total of 3.41 million ounces of gold and 110.2 million ounces of silver were produced from Cove and McCoy, with the vast majority of both metals reportedly coming from the Cove deposit. Approximately 2.6 million ounces of gold were produced from the Cove open pit.
Geological Setting, Mineralization and Deposit Types
Regional Geology
The McCoy-Cove Property is located in the central Nevada portion of the Basin and Range Province, which underwent regional extension during the Tertiary Period, creating the present pattern of alternating largely fault bounded ranges separated by alluvial filled valleys. Prior to this extension, central Nevada had been the site of numerous tectonic events, including at least two periods of regional compression. The property lies west of the central part of the Battle Mountain-Eureka Trend.
During the Paleozoic, central Nevada was the site of the generally north-northeast trending continental margin of North America, along which pre-orogenic rocks of Cambrian to Early Mississippian age were deposited. A carbonate platform sequence was deposited to the east along the continental margin, with siliceous and volcanic rocks deposited to the west. In Late Devonian to Early Mississippian time during the Antler Orogeny, rocks of the western assemblage moved eastward along the Roberts Mountains thrust, perhaps as much as 90 miles over the eastern assemblage carbonate rocks. A post-orogenic assemblage of coarse clastic sedimentary rocks of Mississippian to Permian age was shed eastward from an emerging highland to the west, overlapping the two earlier facies. Mesozoic rocks, primarily shallow water siliciclastic and carbonate units with minor volcanic and volcaniclastic rocks, are found in this part of Nevada.
Local Geology
The stratigraphy of the McCoy Mining District is well documented. The major lithological units of the McCoy-Cove Property are listed below in order of oldest to youngest:
1.Havallah Formation;
2.Koipato Formation;
3.Dixie Valley Formation;
4.Favret Formation;
5.Augusta Mountain Formation – Home Station Member;
6.Augusta Mountain Formation – Panther Canyon Member;
7.Augusta Mountain Formation – Smelser Pass Member;
8.Tuff of Cove Mine;
9.Intrusive Igneous Rocks;
10.Quaternary Alluvium.
Structural Geology
Deposits on the McCoy-Cove Property are related to specific structural features.
1.Major Defining Structures: The major structure and control on fluid movement is the broad northwest-striking, gently southeast-plunging Cove anticline interpreted as a fault propagation fold over a deep northwest striking reverse fault identified in deep drill holes under the Cove pit. While the reverse fault can be identified in the 2201 zone, its presence at the Gap and Helen zones is uncertain due to limited drilling in areas that would confirm its continuation. The other major structures for fluid movement and mineralization are a number of northeast striking normal faults (Cay, Blasthole, 110, Gold Dome and Norm). The northeast striking faults commonly host altered granodioritic dikes, the largest of which is the Gold Dome. The north-south striking Lighthouse fault also contains altered granodioritic dikes and is believed to have had both pre- and post-mineralization movement.
2.Mineralization Controls: Carlin-style mineralization appears to be controlled by a combination of the axis of the Cove anticline, normal faults that cut the anticline, mafic sills and dikes throughout the property and contacts between different sedimentary units. Generally, the highest grades are found where the rhythmically bedded unit of the Favret limestone is cut by mafic dikes and sills along the axis of the anticline, and especially where this area is cut by apparent small-scale, unmapped faults. The northeast striking faults commonly contain quartz-sericite-pyrite and argillic altered granodioritic dikes that carry low to anomalous values of silver and gold. In the 2201 zone, structural controls are poorly defined, however, vein-bearing gold occurrences do trend northwest and may be related to structures formed in the hanging wall of the deep-seated reverse fault or to the near vertical to steeply southwest dipping Northwester fault.
3.Post-Mineral Faulting: There is at least one instance of significant post-mineral faulting. The Striper splay is believed to be a splay off of the Lighthouse fault which is known to have both pre- and post- mineralization movement. It dips steeply northeast and strikes approximately 320° along the northeast limb of the Cove anticline causing significant post-mineral normal displacement before terminating against the Bay/110 fault complex. The overlying volcanics are not significantly faulted, as defined by holes NW-1, NW-2 & 2A and NW-3. It is likely there is minor post-mineral movement on all northeast and north striking faults as a result of Basin and Range extension beginning during the Miocene and continuing through present day.
The below sets out the four distinct mineralization types known on the property, and a brief description of each:
1.Carlin-Style (Au-Ag): The gold in Carlin-style deposits is usually sub-micron in size and generally occurs in pyrite and arsenical pyrite. An envelope characterized by decalcification, silicification and argillization accompanied by anomalous amounts of silver, arsenic, antimony, thallium and mercury often accompanies mineralization. The Carlin-style mineralization at Cove is relatively rich in silver compared to similar deposits elsewhere in northern Nevada. When Carlin-style mineralization occurs in the silty limestones and packstones of the Favret Formation and Home Station dolomite, decarbonatization replaces fine-grained calcite and/or dolomite with quartz and forms very fine-grained illite and pyrite. Diagenetic pyrite was probably present in the Helen zone before Carlin-style mineralization based on the abundant presence of subhedral pyrite grains that bear no arsenian rims. The arsenic-bearing pyrite precipitated as a product of Carlin-style mineralization in the Helen are fine-grained (~10 microns) patchy, anhedral "fuzzy" pyrite generally smaller than the diagenetic pyrite grains. In the CSD zone, most pyrite grains in high-grade samples are larger (~20 microns), display spectacular, sharp geochemical zonations, and are rimmed with arsenian pyrite or stoichiometric arsenopyrite. The few samples studied from the Gap under the scanning electron microscope ("SEM") suggest it shares more in common with the CSD zone, though its silver content is lower overall.
2.Polymetallic Sheeted Veins (Au-Ag±Pb-Zn): The polymetallic veins in the 2201 zone are enveloped by a zone of illitic of the conglomerate matrix detected by sodium cobaltinitride staining and confirmed by SEM analysis. Minor silicification is relatively common, especially in the conglomerate, however, it is not present everywhere and not always directly associated with mineralization.
3.Carbonate Replacement (Ag-Pb-Zn±Au): Carbonate replacement mineralization occurs as local pods of manto-style mineralization characterized by massive sulfide (pyrite-sphalerite-galena) replacing basal limestone at the Dixie Valley/Favret contact. Mineralization is discontinuous and generally defined by high-grade Ag-Zn-Pb±Au.

4.Skarn (Au-Ag±-Cu): Skarn mineralization at the historic McCoy pit occurs as both endoskarn and exoskarn mineralization characterized by a predominantly garnet-diopside-magnetite mineral assemblage.
The Carlin-style mineralization across the deposit appears to represent an evolving system from a "primary" endmember represented by the CSD zone with higher silver/gold, coarser-grained pyrite and a close proximal relationship to Ag-Pb-Zn-(Au) mineralization to the "evolved" endmember represented by the Helen zone with lower silver/gold, very fine-grained pyrite and weak spatial association with any other styles of mineralization. The Gap can be considered a "transition" zone between the two endmembers until more petrography is conducted on the recently discovered Gap to test this hypothesis. Helen zone geochemistry is distinct from the CSD zone in many ways. For samples greater than 1 parts per million ("ppm") Au, less than or equal to 100 ppm Ag and confirmed to be Carlin-style mineralization by core photo review, the Helen zone has an average silver/gold ratio of approximately 0.85 whereas the CSD zone is 2.25. Gold in both the Helen and CSD zones correlates with arsenic, antimony and mercury, however, gold correlates moderately (0.52 correlation coefficient) with silver in the CSD zone but more weakly (0.3652 correlation coefficient) in the Helen zone. Like the geochemistry, the mineralization in the Helen and CSD is also distinct. The arsenic-bearing (assumed to also be gold-bearing) pyrite in the Helen are generally finer-grained, less euhedral and more poorly zoned than the arsenic-bearing CSD zone pyrite. The complicated nature of the mineralized pyrite at the CSD zone is suggestive of a more complex and long-lasting mineralizing event in comparison to the seemingly simple Helen mineralization. In the 2201 zone, gold correlates with silver, arsenic, copper, iron, lead, antimony and zinc – a distinctly different grouping of elements from the CSD, Gap and Helen zones.
Deposit Types
The Cove-Helen deposit consists of two mineralization styles, Carlin-style and polymetallic sheeted veins. The Carlin-style mineralization within the Helen, Gap and CSD zones comprises approximately 85% of the existing resource with high gold and silver grades occurring as both stratabound and structurally controlled mineralization at the intersection of the Cove anticline and favourable lithologic beds, structures, intrusive dikes and sills.
The polymetallic 2201 zone is a separate deposit from the shallower Carlin-style mineralization and is believed to be a structurally controlled sheeted vein system. Veining is oriented northwest, with vein geometry being controlled by a deeper northwest striking reverse fault. Due to its depth, the 2201 zone has seen limited drilling since its original discovery in late 2013, however, additional infill and step-out drilling in the future will help to better define deposit potential and mineralization controls.
Exploration
McCoy-Cove is a large property with advanced-stage deposits as well as numerous sparsely tested prospective areas. Historical exploration from the 1960's to 2012 included stream sediment (silt) sampling, soil sampling, rock chip sampling, geophysical surveys and geologic mapping. Since acquiring the property in 2012 through mid-2018 when the mineral resource estimate was completed, Premier carried out soil sampling, field mapping, geophysics and drilling projects. Highlights of Premier's exploration through mid-2018 included the discovery of the 2201 and CSD-Gap zones as well as the re-interpretation of the litho-structural model, which resulted in expansion and improved continuity throughout the Cove-Helen zone. The updated litho-structural model has helped guide property-wide target generation.
Numerous exploration targets have been identified within the McCoy-Cove land package. All targets are thought to be Carlin-style and/or polymetallic 2201-style mineralization. Since mid-2018, exploration efforts have focused on eight areas: Windy Point, Antenna, Alpha, Davenport, Lakeside, Saddle, Reflection and Hidden Valley. These recent exploration efforts have focused on drilling.

Drilling
The McCoy-Cove drill hole database is large, containing many holes drilled across the large land package. For the current resource estimate, the drill data was filtered to contain only holes within and near the Helen, CSD, CSD-Gap, Gap Hybrid and 2201 zones. A total of 1,397 holes totaling 1,127,481 feet of drilling were included in the current estimate. Holes were drilled using both core and RC methods. Premier drilled 123 of the holes and the remainder were drilled by Victoria, Newmont and Echo Bay.
Recent drill projects have predominantly been completed by coring, while RC drilling was used extensively to delineate historic pit and underground resources. Accordingly, the recently discovered Helen, 2201 and CSD-Gap zones were modeled almost exclusively using core holes, while the pit-proximal CSD zone and low-grade lenses were modeled using a mix of RC drilling and core. The authors of the McCoy-Cove Report consider both core and RC data to be reliable.
Current Drilling Methodology
Drill Hole Placement
Initial surface collar locations are based on drill plan targeting – collar locations are marked in the field by a geologist using a hand held global positioning system (GPS) device loaded with coordinates from drill plans in either Gemcom or MapInfo project files. A wooden collar picket is marked with both the azimuth and dip designations. The azimuth is also painted in a line on the ground directly in-line with the collar picket allowing the drill rig to line up on the correct bearing from the collar location. The geologist re-confirms both azimuth and dip once the rig is lined up on the drill pad using a Brunton compass. After drilling is complete, holes are abandoned and marked with a metal tag cemented into the collar. A final collar location survey is performed by a professional contract surveyor. A UTM NAD83 Zone 11N coordinate system is used.
RC Drilling Procedures
Holes are drilled using industry standard RC drilling equipment. Samples are collected on five-foot intervals using a cyclone sample collector. The sample interval is written on the sample bag using permanent marker. Drilling advances are paused at the end of each sample run to ensure the complete sample has been collected and avoid contamination of the following sample. The optimum sample size collected is approximately one quarter to one half of a 17-inch by 22-inch sample bag (about 4.5 to 9 kilograms or 10 to 20 pounds).
Core Drilling
Core holes are drilled using HQ (about 3-inch diameter) core. Holes may be reduced to NQ (about 2.4-inch diameter) to permit continuation of a hole in difficult drill conditions. Premier has used both standard and triple-tube tooling. Triple-tube is preferable in broken ground because it facilitates placement of core into the core box, allowing the sample to remain more intact. Drilled material is placed in wax-impregnated core boxes. Drillers label the end of the core run to the nearest half of a foot and measure and record the recovery in feet on wooden blocks, which are placed in the core box at the end of each drilled interval. Core boxes are labeled with company name, property, bore hole identifying number (BHID), box number and drilled interval. The authors of the McCoy-Cove Report believe the drilling procedures are adequate.
Sampling Methodology
Boxed core is delivered to the Battle Mountain core logging facility by Premier geologists or geotechnicians. The core is washed, photographed and rock quality designation ("RQD") logged. Detailed geology logs are completed. Data is entered directly into LogChief, a Maxwell GeoServices software logging module loaded on a laptop.

Sample intervals are chosen by the geologist based on detailed geology observations. Sample intervals may range from ten feet to a minimum of one foot. The geologist marks sample intervals on the core and staples a sample ticket double-stub in the core box at the end of the sample interval. Sample IDs are automatically generated in LogChief starting with a number the geologist enters from a printed 50-sample booklet. Logged core boxes are stacked on a wooden pallet prior to being moved into the adjoining warehouse for sample cutting.
The geologist prints a cut-sheet from LogChief software with the sample numbers and intervals and gives the cut-sheet to the geotechnician. The geotechnician puts one sample bag in a five gallon plastic bucket on the floor next to the core saw. The core is sawed in half and the left piece is placed into the bag on the floor; right piece goes back into the core box. In the case of broken core, the sampler does his best to divide the sample equally. Once the interval is split, the geotechnician takes one part of the double sample stub from the core box and staples it to the sample bag. The remaining sample stub remains in the core box for future reference. The geotechnician then ties the sample bag shut and marks the sample off the cut-sheet. The tied sample bags are stored in a sample bin for the lab driver to pick up.
The geologist assigns five quality assurance/quality control (QA/QC) samples per 50 samples. The geotechnician places the blanks and duplicates with their sample tags in the sample bin with the regular core samples. The standards are placed in a smaller box on a desk next to the large sample bin.
The geologist completes a sample submittal sheet. The lab driver picks up the samples directly from Premier's warehouse location and is given a chain of custody form with sample IDs for the shipment. An electronic copy of the sample submittal form is emailed to the lab.
Drill hole status, such as splitting, sample dispatch date, batch ID and dates of both preliminary and final results, are tracked on a white board in the geology office.
The authors believe the sampling procedures are adequate.
Core Recovery
The average recovery for core drilled by Premier is about 90%, which is consistent with historic recovery measurements. Recovery is calculated by measuring the length of material between blocks in the core box and dividing that length by the drilled interval length. It is difficult to measure length accurately for a broken interval of core, and the tendency is to over-estimate recovery in broken intervals. This is a typical problem for drilling in northern Nevada, and the authors believe that 90% is a reasonable estimate of recovery. Although any sample with less than 100% recovery is sub-optimal, the authors believe the samples provide a reasonable representation of the rock package.
Surveying
Property Grid and Drill Hole Collars
All diamond drill holes prior to 2012 were proposed and collared based on the UTM NAD 27 property grid, which was referenced in a historical digital terrain map created prior to full scale mining and reclamation. After acquiring the property in 2012, Premier converted all drill hole data to the UTM NAD83 Zone 11N coordinate system and systematically checked the validity of the inversion using historic air photos checked against an updated 2012 aerial survey, as well as field checking historic drill hole collars where available.
Downhole Survey
International Directional Services of Elko performs downhole surveys on all drill holes. Holes are surveyed on 50-foot intervals using a north-seeking gyroscopic downhole survey tool.

Sampling, Analysis and Data Verification
Sample Preparation and Analysis
The following describes the current sample preparation, analysis and security measures Premier has put in place since its acquisition of the McCoy-Cove Property in 2012.
Drill hole samples collected by Premier were sent for assay analyses to three independent laboratories:
1.American Assay Laboratories Inc. located in Sparks, Nevada, which is accredited in accordance with ISO/IEC 17025:2005 ("American Assay");
2.Inspectorate America Corporation located in Sparks, Nevada, which is accredited in accordance with ISO 9001:2008 and ISO/IEC 17025:2005 ("Inspectorate"); and
3.ALS Minerals located in Vancouver, British Columbia, which is accredited in accordance with ISO/IEC 17025:2005.
From 2012 until the end of 2014, samples were sent for analysis to Inspectorate laboratories. Starting in 2015, samples were sent to ALS Minerals. The pulp sample checks were sent to the American Assay laboratory.
The sample preparation and gold fire assay ("FA") procedures for the Premier 2012-2016 drilling programs at all the laboratories are essentially the same as those employed prior to 2012, except that gold FA results greater than 10 grams per metric tonne ("g/t") Au are re-assayed by FA/gravimetric. The FA method employed prior to 2012 is described below:
1.Samples are received from weigh-room in labelled envelopes.
2.Crucibles are set up in trays of 20 by numbers assigned from laboratory information management system.
3.Crucibles are charged with the appropriate type and amount of flux.
4.Samples are transferred from the envelopes to the appropriately labelled crucible, copper spikes are inserted and inquarting is conducted.
5.Additional reagents are added to the crucible if needed and sample and flux is mixed with cover flux added on to the top of charge.
6.Crucibles in sets of 80 charges are then loaded into pre-heated gas fusion furnace and fusion is conducted for one hour at 2,100°F.
7.Upon completion of fusion, molten lead-slag is poured into numbered conical moulds. Unsatisfactory fusions are submitted back to the weighing room for reweigh.
8.Fusions are allowed to cool and the moulds are transferred in order to the slagging station. Slag is removed with hammer and lead buttons are cubed and placed in numbered trays.
9.MgO cupels are heat treated in the cupel furnace at 1,800°F for a minimum of five minutes to drive off moisture. Cupels are then carefully evaluated for cracks or erosion and are discarded accordingly.
10.Lead buttons are loaded into cupels in order and the set is then loaded with a fork into an electric oven set at 1,800°F.
11.Upon full cupellation (lead adsorption), the cupels are allowed to cool and the resulting Ag ± Au prills are placed into numbered trays.

12.For atomic absorption finish, the prills are dissolved in aqua regia and analyzed using induced coupled plasma ("ICP").
13.For gravimetric finish, the prills are placed in parting cups approximately two-thirds full with 20% nitric acid to dissolve the silver and then heated on a hotplate at 125°F until parted. The gold bead is then allowed to cool, transferred to cups, rinsed with cold de-ionized water and allowed to dry. The cups are fired at 1,560°F for approximately five minutes and then allowed to cool. The resulting doré bead is weighed on a microbalance.
In addition to the FA analysis, the current program includes analysis of gold and silver by screen metallic methods when visible gold is noted in the polymetallic sheeted veins intercepted in the 2201 zone. The current program also incorporates a 42-element, four-acid, ICP-mass spectrometry, ultra-trace level analysis.
In the opinion of the authors, the sample preparation, analysis and security procedures at the McCoy-Cove Property are adequate for use in the estimation of mineral resources.
Security Measures
Security measures taken to ensure the validity and integrity of the samples collected were adopted from Victoria, which included:
1.Chain of custody of drill core from the drill site to the core logging area.
2.Buildings were kept locked when not in use.
3.Core sampling was undertaken by technicians under the supervision of Victoria geologists.
4.All intersections were kept in the Reno office.
5.Inspectorate was storing all the rejects and pulps indefinitely.
Quality Control Measures
Standards and Blanks
A total of 69 different blank and gold standard reference materials have been used at the McCoy-Cove Property. The null hypothesis test compares the calculated t-statistic to the t-value for a 95% confidence level. Acceptance of the test indicates that the lab mean is within the 95% confidence limit of the standard value. A rejection result from the test does not necessarily mean the data is not representative of the expected value but rather that the test was inconclusive. Groups which have a high out limit frequency are not necessarily rejected by the t-test if the standard deviation for the group is not excessively high.
Duplicate Assays
Duplicate assays are performed under two scenarios. The geologist can instruct the lab to duplicate the pulp of a specified sample or the lab can send a pulp to another lab for check assay. Both types of duplicates show good replication of assay values.
Data Verification
The authors of the McCoy-Cove Report received the McCoy-Cove drill hole database from Premier. The Corporation manages the data using Maxwell GeoServices software. Geology staff exported the data as csv files for Practical Mining. The authors imported the data into Maptek Vulcan software and identified holes within the resource area. The authors selected 5% of holes from the resource dataset for detailed review. The selected holes are a spatial and temporal sampling of the data, the majority consisting of holes drilled by Victoria and Premier because most older holes are in the mined area and supported by past production. Premier supplied copies of the raw data for the selected holes to the authors.

The authors compared the raw data with the corresponding records in the database. Records reviewed include assay values for gold and silver, collar location surveys and downhole deviation surveys.
The authors did not observe any mismatches between assay certificates and the database. Minor inconsistencies in the handling of missing data were noted. Sampled intervals which lack assay data typically have a blank cell in the assay column of the csv, but holes AX-10 and AX-22 contained negative values. Those holes were subsequently corrected by re-importing into Maxwell GeoServices software. The database inconsistency did not affect the estimation. Collar surveys are occasionally duplicated on subsequent surveyor visits, and surveys will vary slightly due to limits in precision. The authors noted one collar with a slight mismatch between the surveyor's spreadsheet and the database, however the small difference in distance has an insignificant effect on hole placement and may be attributed to multiple surveys of the same collar. The authors did not observe any mismatches between downhole survey reports and the database.
In summary, the authors observed no significant problems with the data and concluded the data is suitable for use in the resource estimation.
Mineral Processing and Metallurgical Testing
Metallurgical testing was completed by SGS Laboratories ("SGS") under the direction of Jacobs Engineering on behalf of Premier. Composite samples from the Helen and Gap zones underwent whole ore cyanidation testing, roasting and calcine cyanidation tests and pressure oxidation with cyanidation of the residues. Results indicate that in general the Gap mineralization performs better with pressure oxidation and the Helen mineralization performs better with roasting. Recoveries were assigned to each mineralized lens from the associated composite test results. The recoveries stated herein represent a weighted average value for all mineralization contained in the mine plan of 82.2% for gold and 21.5% for silver.
There are three roasting facilities and two pressure oxidation facilities located in northern Nevada which are amenable to processing the McCoy-Cove Property mineralization. The McCoy-Cove Report incorporates toll-milling arrangements with associated over-the-road trucking costs for both process methods.
The following are the major conclusions and recommendations from the historical metallurgical test programs.
Conclusions
1.Head assaying for both the Helen zone and Gap indicated that the gold in the two resources will likely be finely disseminated and not amenable to gravity gold recovery.
2.The mineralogy of the Helen and Gap resources differ in two significant areas, the first being that the Helen resource appears to be lower in arsenic content than the Gap resource and that the Gap resource appears to be lower on average in total carbonaceous matter ("TCM") and total organic content ("TOC") than the Helen resource.
3.The Helen composite arsenic assays indicate that the Helen mineral resource is lower in arsenic content that the Gap resource.
4.The Helen and Gap resources, based on the composites tested, appear to be doubly refractory to conventional cyanidation and require both sulfide oxidation and passivation of active carbonaceous mineralization to significantly increase gold extractions.
5.Based on the composites tested, the Helen zone appears to generally be more amenable to roasting and carbon-in-leach ("CIL") processing.
6.Based on the composites tested, the Gap resource appears to generally be more amenable to pressure oxidation and CIL processing.

7.The data set was too small to establish any clear relations between mineralogy and metal head grade and extractions for either resource, although it is clear that mineralogy factors, such as arsenic content and TCM or TOC, are influencing extractions using either roasting and calcine cyanidation or pressure oxidation and residue cyanidation.
Recommendations
1.Additional metallurgical testing will be needed to thoroughly investigate the variability and viability of the Helen and Gap resources to roasting and pressure oxidation with CIL cyanidation, for which a program evaluating 30-40 composites from each resource is suggested with objectives as follows:
a.determine the location and number of samples required to represent the resources through geo-metallurgical analysis;
b.assess variability of the responses to roasting and calcine cyanidation across the resources;
c.assess variability of the responses to pressure oxidation and residue cyanidation across the resources;
d.testing should attempt to establish head grade and extraction relations for use in more detailed resource modelling;
e.mineralogy impacts need to be established and geologic domains within each resource need to be determined; and
f.additional comminution data should be collected to assess variability within the resources.
2.In addition to evaluating resource processing by a toll processing operator, consideration should be given to evaluating onsite processing.
3.The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel and cadmium as these will be important for predicting grades if toll processing offsite is used and potentially for estimating extractions within the resources.
4.Consider flotation tests to pre-float preg-robbing carbonaceous mineralization.
5.Continue chlorination tests for sulfide oxidation and passivation of preg-robbing carbonaceous mineralization to determine if this is a viable process option.
6.Consider the use of blanking agents in conjunction with chlorination for passivation of carbonaceous mineralization.
7.Consider the use of gold specific ion exchange resins in place of activated carbon to counteract the effect of preg-robbing carbonaceous mineralization.
Mineral Resource Estimates
The mineral resource estimate presented herein has been prepared following the guidelines of NI 43-101 and Form 43-101F1 and in conformity with generally accepted "CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines 2019". Mineral resources have been classified in accordance with the "CIM Definition Standards for Mineral Resources and Mineral Reserves" adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Council on May 10, 2014.
The current mineral resource estimate (the "Cove Mineral Resource Estimate") is based on an underground mining method and includes 1,110,000 tonnes at an average grade of 10.9 g/t Au, containing 351,000 ounces in the indicated resource category. An additional 4,262,000 tonnes at an average grade of 10.9 g/t Au, containing 1,353,000 ounces, are estimated in the inferred mineral resource category.

There are four distinct mineralized zones: CSD, GAP, Helen and 2201. The mineralized zones follow a southeast to northwest trend beginning below the historic Cove pit and extending over 6,000 feet to the northwest.
The following table summarizes the Cove Mineral Resource Estimate.
Mineral Resources – January 1, 2021
Cove Mineral Resource Estimate
Indicated Mineral Resource

	Tons (000)	Tonnes (000)	Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)	Au ozs (000)	Ag ozs (000)
Helen	614	557	0.356	12.2	0.100	3.4	219	62
Gap	176	160	0.345	11.8	0.431	14.8	61	76
CSD	319	289	0.224	7.7	2.528	86.7	71	806
Total Indicated	1,110	1,007	0.316	10.9	0.850	29.1	351	943
Inferred Mineral Resources

	Tons (000)	Tonnes (000)	Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)	Au ozs (000)	Ag ozs (000)
Helen	1,585	1,438	0.324	11.1	0.116	4.0	514	184
Gap	1,815	1,646	0.309	10.6	0.448	15.4	561	813
CSD	552	501	0.198	6.8	2.205	75.6	109	1,218
2201	310	282	0.546	18.7	1.127	38.65	169	350
Total Inferred	4,262	3,867	0.317	10.9	0.602	20.6	1,353	2,565

Notes:
(1)Mineral resources have been estimated at a gold price of $1,500 per troy ounce ("oz").
(2)Mineral resources have been estimated using gold metallurgical recoveries of 79.5% and 85.2% for roasting and pressure oxidation, respectively.
(3)Mineral resources have been estimated using a gold equivalent cut-off grade of 0.141 opt.
(4)One ounce of gold is equivalent to 98 ounces of silver.
(5)The effective date of the mineral resource estimate is January 1, 2021.
(6)Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing or other relevant factors.
(7)An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.
(8)The reference point for mineral resources is in situ.
The authors of the McCoy-Cove Report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Cove Mineral Resource Estimate.

The gold and silver mineralization was estimated using Vulcan versions 9.1.8 and 10.1.5 modeling software using the Inverse Distance Cubed (ID3) estimation method. A Nearest Neighbor method was run for comparison. The estimate was performed by Practical Mining.
Mining Operations
Mine Development
Underground access to the mining areas will begin with a portal on the north side of the existing pit and ramp down. Initial work will consist of 4,557 feet of decline from the portal down to approximately the 4600-foot elevation and 889 feet of drill laterals. The drill laterals are located directly above the Helen and Gap deposits. The decline will serve as a starting point for subsequent development and a portion of the drill cross cuts will later serve as part of the main ventilation intake. Primary access drifts are designed 15 feet wide and 17.5 feet high to permit 30-ton haulage trucks and provide a large cross section for ventilation. Drift gradients will vary from -15% to +15% to reach the desired elevation. Secondary drifts, spiral ramps and vertical raises will connect the haulage drifts to provide a pathway for ventilation to the surface and serve as a secondary escape way.
The ground conditions at the McCoy-Cove Property are typical of the northern Nevada extensional tectonic environment. Joint spacing varies from a few inches to a foot or more. It is expected that Swellex rock bolts along with welded wire mesh will be able to control all conditions encountered during decline development and stoping. Shotcrete will also be liberally applied as needed to prevent long-term deterioration of the rock mass. Under more extreme conditions, resin anchor bolts or cable bolts can be used to supplement the primary support. Steel sets and spiling may also be used to support areas with the most severe ground conditions.
Project geologists have recorded core recovery and RQD as part of their normal core logging process. RQD values from 30% to the low 40% range are typical for mines in the area. RQD values are also dependent on drill orientation relative to the major joint sets and can vary widely. The Modified Rock Mass Rating ("MRMR") system provides for additional characteristics to be considered in addition to RQD. These include filling material, joint waviness, alteration, weathering and the presence of water. A selection of core holes in the resource delineation program should be logged with the MRMR system to allow comprehensive classification of the rock mass.
Joint set orientation relative to the mine opening geometry is the most significant factor in opening stability in northeast Nevada. In conjunction with the resource delineation program, acoustic tele viewer ("ATV") logging should be obtained to determine joint orientation for each domain to optimize mine opening orientation and estimate support requirements.
Mechanized underground mining relies heavily on diesel equipment to extract the mineralized material and waste rock and to transport backfill to the stopes. Diesel combustion emissions will require substantial amounts of fresh ventilation air to remove the diesel exhaust and maintain a healthy working environment. A combination of the main access drifts and vertical raises to the surface are arranged in a manner to provide a complete ventilation circuit capable of supplying the mine with 500,000 cubic feet per minute of fresh air. Air movement is facilitated by primary ventilation fans placed at the surface and underground in strategic locations. Small auxiliary fans and ducting will draw primary ventilation air directly into the working faces.
Secondary egress will be provided by installing a personnel hoist with a capsule capable of holding up to four people. The hoist will be located at the surface of the exhaust ventilation raise.
The dewatering wells will provide the majority of mine dewatering. Small localized inflows will be captured at sumps located strategically throughout the mine and pumped to the surface where it will be commingled with the water from the dewatering wells.

Mining Methods
Due to the mostly flat geometry of the ore lenses, all planned production mining will be completed using drift and fill mining. The final choice of mining method will depend upon the geometry of the stope block, proximity to main access ramps, ventilation and escape routes, the relative strength or weakness of the mineralized material and adjacent wall rock, and finally the value or grade of the mineralized material. The choice of mining method will not be finalized until after the stope delineation and definition drilling is completed. The drift and fill method is discussed briefly in the following paragraphs.
Drift and fill is a very selective mining method. A drift and fill stope is initiated by driving a waste crosscut from the access ramp to the ore. The initial ore drift is driven at planned 13-feet wide by 13-feet high dimensions, with gradient varying between +/-20% to follow the geometry of the mineralization. The minimum cut and fill drift height is eight feet to minimize dilution on the thinner mineralized lenses. Once the initial drift is driven, floor may be pulled and/or back may be breasted down to capture the full thickness of the lens. Where mining is planned adjacent to the drift, it will be backfilled with CRF prior to mining the subsequent drifts.
Approximately 5,270 feet of development will be undertaken in 2022 and 2023 to provide access for underground delineation and exploration drilling. Underground workforce requirements for this early development phase of the project are estimated at a total of 23 workers: eight miners, four mechanics, two supervisors, eight technical staff and one manager. Following a positive production decision in 2024, production will increase and peak underground workforce requirements for the McCoy-Cove Property are estimated to be a total of 125 workers: 80 miners, 20 mechanics and electricians, eight supervisors, 16 technical staff and one manager. This estimate was prepared using productivity rates typical for large-scale mechanized mining in North America. The project will operate 24 hours per day, seven days per week. Project operations workforce will be divided into four crews scheduled to work 14 out of every 28 days.
During the early exploration phase, capital development drifting will average 10-15 feet per day from 2022 into 2023. Following a positive production decision, first ore production will occur in 2025 and ramp up to the steady state rate of 1,250 tons of ore production per day. Mine development will follow the water level drawdown opening new production areas to sustain production. At the exploration phase, the mining fleet necessary to achieve development goals will be: one 6-yard load haul dump ("LHD"), one 30-ton haul truck, one jumbo drill, one bolter, one fork lift, one lube truck, one grader, one emergency rescue, two tractors and one utility task vehicle ("UTV"). For peak production mining, the fleet will need to increase to: six 6-yard LHDs, eight 30-ton haul trucks, four jumbo drills, four bolters, two remix trucks, two cement pumps, two fork lifts, one lube truck, one grader, one emergency rescue, one heavy duty pickup, three tractors and four UTVs.
Mine Plan
Assuming a positive production decision in 2024, development and production rates will increase as headings become available, eventually reaching a maximum rate of 100 total feet per day and 1,250 tons of ore production per day. At these rates, the mine plan is exhausted in 2033.
Processing and Recovery Operations
As of the date of the McCoy-Cove Report, the primary processing option for Helen and Gap resources is toll milling and treating by a third party through either an existing roasting operation or an existing pressure oxidation ("POX") operation. In Nevada, these include Jerritt Canyon Gold LLC and operations under Nevada Gold Mines.
Premier solicited two items from a prospective toll operator with both roasting and POX operations.
Laboratory bench scale batch roasting and pressure oxidation tests were previously completed using plant conditions from the prospective toll operator described in Section 13 of the McCoy-Cove Report. The conditions provided approximate the expected operating conditions in the prospective toll operator's roasting and POX facilities.

Premier also solicited terms and conditions for toll milling and treating Helen zone resource material. Premier provided a package of Helen zone metallurgical data, for the roasting and POX tests, from the 2017 test program, to the prospective toll process operator for their consideration and as the basis for toll processing resource material through either the toll operator's roasting or POX facilities.
The prospective toll process operator provided terms and conditions for processing Helen zone and Gap resource material through their existing operations.
Previous testing identified that mercury and arsenic concentrations would likely exceed the specified limits for both Helen and Gap resources, apart from Gap, which did not exceed mercury limits in the samples tested. Other elements of concern include barium and chromium (Gap only). Selenium and cadmium were not assayed to a sufficiently low detection limit to determine if they are problematic.
Blending at either the Cove mine site or at the toll processor (with their own feed) in order to meet the proposed feed specifications would be required to meet the maximum concentration limits for the elements of concern.
Roaster feed specifications show the following areas that are out of range:
•Carbonate – both Helen and Gap samples were below minimum specification.
•TCM – both Helen and CSD samples exceeded maximum specification.
•Sulfide Sulfur – both Helen and Gap samples were below the minimum specification.
With respect to POX feed specifications for either acid autoclaves or alkaline autoclaves:
•Acid Autoclave – generally the Helen zone samples did not meet these specifications, while most of the Gap samples meet this specification.
•Alkaline Autoclave – some Gap samples meet this specification and would be directed to the alkaline system.
The test data indicates that the Helen zone composites were generally more amenable to roasting than POX. The assay data for the Helen composites indicates that there may be some problems from some areas to meet roaster feed specifications. Onsite blending of Helen resource material to meet specifications prior to shipping to the toll processor, provided that resource material is available for blending, will likely be required. Alternately, blending with the toll processor's own feed material may also be possible.
Conversely, the Gap test data shows more amenability to POX. Again, blending would likely have to be employed to comply with feed specifications.
The Helen resource may generally be more amenable to roasting, but it is likely that there will be production that can be directed to POX. The reverse would be likely for the Gap production.
Following its the acquisition of the Lone Tree Project, the Corporation will have the option to process ore under Autoclave Toll Milling Agreement with Nevada Gold at Nevada Gold's autoclave facilities, until the earlier of (i) the date the Lone Tree autoclave becomes fully operational, and (ii) October 14, 2024. The Corporation is also assessing the scenario of processing ore from McCoy-Cove Project at the Lone Tree autoclave once it becomes fully operational. See "General Development of the Business – Three Year History – Lone Tree Asset Exchange – Tolling Milling Agreements" in the AIF.

Projected Gold and Silver Recoveries Used for Metallurgical Zones
Roaster and pressure oxidation recoveries assuming CIL processing were projected based on the 2017 SGS test programs. These are initial projections and further sampling, assaying and testing will be needed to confirm the projections and increase the understanding of recoveries by roasting or pressure oxidation within the metallurgical zones. Some projections were extrapolated for samples CIL was not performed. The testing showed that CIL significantly increased gold and silver recoveries over direct leaching.
The proposed toll processing terms from the prospective toll processor contained terms for determining recoverable metals by roasting and POX processes summarized. Payable metal content was generally based on feed head grades of gold and silver. Note that the proposed terms are based on the Helen zone data package only and is presumed to apply to toll processing Gap resource material also.
Additionally, the proposed terms state that at month's end for each period covered by a potential contract, the recoverable gold will be adjusted based on the toll processor's actual plant recoveries and proportions of toll resource to the processor's own materials processed. This could be a positive or negative adjustment to the recovery estimated per the recovery equation.
As with the proposed roaster terms, the POX recovery will be adjusted at month's end for each period covered by a potential contract, and the recoverable gold will be adjusted based on the toll processor's actual plant recoveries and proportions of toll resource to the processor's own materials processed. This could be a positive or negative adjustment to the recovery estimated per the recovery equation.
The same end of month recovery adjustment also applies to the alkaline POX recovery.
The proposed terms indicate that the recoverable silver will be 10% to 20% and will be adjusted at month's end in a similar manner as for gold. Silver recovery in roasting and POX operations is typically low. The 2017 test work indicates that the Helen and Gap resource material may yield higher silver extractions, however, the proposed terms will likely pay for lower amounts unless the toll processor's silver recovery is higher when processing the Helen or Gap resource materials.
Infrastructure, Permitting and Compliance Activities
Dewatering
Future dewatering estimates utilized input parameters obtained via the 2017 30-day pumping test, mine planning and from the observed and reported rock mass characteristics. These parameters are:
•Transmissivity: a transmissivity value of 750 square feet per day ("ft2/d") was selected for the analysis from an average of HE holes. Transmissivity values from these locations are believed to represent the hydrologic block's bulk transmissivity. Sensitivity dewatering estimates use the maximum (897 ft2/d) and minimum (631 ft2/d) transmissivity values. Transmissivity values for the Gap deposit were assumed to be 3,000 ft2/d (K = 2.5 ft/d), rather than using calculated values from PG16-16. This was done because conductivity values at PG16-16 are believed to be overestimated considering that the analysis doesn't account for the hydraulic boundary effect of the Gold Dome fault between the pumping well and PG16-16.
•Radius: Effective radii of 492 feet were calculated from the area of the Helen to the 4100 and Helen's footprint. These footprints were used to simulate the draw down from the Theis equation. The Gap radius was estimated to be 550 feet.
•Storage: A storage value of 0.01 was used to reflect a rock mass with 1% drainable porosity. Rock mass storativity was considered negligible relative to drainable porosity.

	Helen	Gap
Current Water Elevation	4,600	4,640
First Mineralization Elevation	4,300	3,800
Time to Dewater First Mineralization	3 months	9 months
Lowest Mineralization Elevation	3,400	3,400
Time to Dewater Lowest Ore	24 months	30 months
Number of Wells	5	10
Mean Pumping Rate	10,500 gpm	26,000 gpm
Work completed in 2019 and early 2020 included the installation of six additional vibrating wire piezometers to increase the horizontal and vertical spatial distribution of the Cove monitoring network. Test wells WE-01 (TD 1,900 feet) and WE-02 (TD 1,599 feet) reached their target depths and were screened in the geologic units hosting the Helen and Gap deposits.
Two constant rate pump tests allowed for significant expansion of the hydrogeologic understanding of the Cove project area. Testing of the Hidden Valley-Gold Dome fault block containing the Helen deposit by WE-01 was limited to 340 gallons per minute ("gpm") pumping rate and induced 400 feet of drawdown in the pumping well and the cone of influence was limited.
The Gold Dome-Bay fault block host of the Gap deposit test achieved 2,500 gpm from WE-02. Drawdown achieved at the pumping well totaled 131 feet with a large radius of influence. At HE18-05, 1,700 feet north of the pumping well, 38 feet of drawdown was observed. This fault block is highly fractured, especially in the Favret Formation, and the rock is hydraulically well connected.
Detailed modeling of the Cove hydrogeology was underway at the time of the McCoy-Cove Report.
The Rapid Infiltration Basins ("RIBs") should be located and designed to infiltrate water into the alluvial sediments of the Reese River Valley and located in a manner that will minimize re-circulation to the Cove pit lake. Infiltration of dewatering water to a series of RIBs has been used at the McCoy-Cove site in the past to re-introduce dewatering discharge into the groundwater system.
Over the past decade, regulatory action has lowered the Nevada Division of Environmental Protection ("NDEP") Profile I reference values for arsenic from 0.05 to 0.01 milligrams per litre, making permitting of new RIBs more complex. Since the concentrations of arsenic and iron were found to be above NDEP Profile I reference values in discharge water produced from PW17-101, some additional work will be needed to obtain approval for disposal of dewatering discharge via new RIBs at Cove Helen. Subsequently, addressing elevated arsenic and iron in waters planned for infiltration will require an attenuation study aimed at demonstrating the ability of native soils to remove arsenic and iron. A study of the attenuation capacity of native soils at the RIB site should be undertaken to evaluate the ability of local soils to remove arsenic and iron as water is infiltrated to the alluvial soils of the Lower Reese River Valley.
The authors of the McCoy-Cove Report recommend that further hydrogeologic characterization of the Cove Helen resource should focus on three areas where additional work is needed to advance permitting and development of the project. These areas are: hydrogeological characterization; operational support; permitting support, baseline studies and numerical model development; and NDEP permitting of infiltration.
Electrical Power
Dewatering constitutes 90% of electrical power demand over the project's duration. Demand for dewatering was estimated from projected water elevations and pumping rates and peak demand of 11.5 megawatts ("MW") occurs in 2028.

An existing NV Energy 24.9 kilovolt ("kV") distribution line and meter will provide one MW to the McCoy-Cove Property during the initial decline development and underground drilling program. Permanent power for the project will be supplied by an existing 120 kV transmission line. This line previously powered the Cove project and extends approximately 9.5 miles from NV Energy's Bannock substation to and terminates at the McCoy-Cove Property. The line is in good condition and will not require any repairs.
The Bannock substation serves the Phoenix mine and a geothermal power plant located in Jersey Valley. The substation has ample capacity to provide the estimated 11.5MW of power required by the McCoy-Cove Property. Prior to reconnecting the line to the grid, NV Energy requires updating the switchgear at the substation to a ring configuration as a result of new standards implemented since the line was taken out of service after the cessation of activities at Cove by Echo Bay. The full cost of these upgrades will be borne by the McCoy-Cove Property.
Where the lines cross the project access road, a new substation will be constructed. It currently contains a 24.9/ 13.8 kV, 1,500 kilovolt-ampere pad mounted transformer and related equipment. Approximately 7,500 feet of distribution line connects the substation to the portal site and related surface facilities.
The substation will be upgraded with a 120/13.8 kV transformer when permanent power is being connected that will feed the distribution line to the portal. As the dewatering wells are completed, additional distribution lines will be added to connect the wells.
Mine Facilities
The below figure shows the proposed location of mine facilities. The laydown area will contain the mine office, maintenance shop, equipment wash down bay, fuel and oil storage, employee dry facilities and warehouse.
Backfill
Backfill material for unconsolidated waste fill can be obtained from any suitable source, such as development waste, open pit waste dumps or leach pads. Backfill material for CRF will need to meet specifications designed to achieve minimum uniaxial compressive strength specifications. This specification is designed to provide the pillar strength needed to maintain stability of adjacent underground excavations and may require screening and/or crushing. CRF material will be mixed at a backfill plant located near the portal and transported underground using the same truck fleet used to remove mineralized material and waste from the mine.

Impact
Au-Reka, a wholly owned subsidiary of the Corporation, is the designated operator on all McCoy-Cove project permits. Au-Reka currently conducts mineral exploration activities in compliance with all applicable environmental protection legislation. The McCoy-Cove Property is primarily located on public lands administered by the BLM and subject to both federal and state permitting requirements. Au-Reka is unaware of any existing environmental issues or compliance problems that have the potential to impede production at the McCoy-Cove Property. Au-Reka is working closely with both state and federal regulators to ensure that the permitting and compliance strategies are acceptable and will not cause delays in production or mine development. At this time, there are no community or social impact issues regarding work being completed at the McCoy-Cove Property and Au-Reka has been coordinating with local stakeholders.
The McCoy-Cove project site is located within a previously mined area and most activities are currently being conducted or are planned on existing previously disturbed or mined areas, thereby limiting the potential environmental impacts to the site. All necessary studies and permits are in place to support the permitted exploration and test mining activities at the site.
The Corporation is committed to involving local ranchers and tribal officials in the progress of activities and potential impacts from the McCoy-Cove Property. Opposition to date is limited to a water rights protest on the part of Pershing County ranchers. The Corporation has submitted evidence of no impact to the Humboldt River and inter-basin transfers and anticipates the protest will be dismissed.
Au-Reka currently holds three separate Plans of Operations and associated Nevada Reclamation Permits in relation to the larger McCoy-Cove land package. Of these, one pertains to the legacy facilities, including tailings dam and leach pads, that were shut down in 2001 and have been largely reclaimed. A second Plan of Operations pertains to exploration on the property that is not proximal to the current resource area. The third Plan of Operations and Reclamation Permit pertains to the current resource area encompassing surface exploration, portal construction, initial underground development, underground delineation and exploration drilling, hydrological testing and baseline data collection. As of the date of the AIF, a list of currently held permits relevant to the exploration and development of the current resource are listed below.
McCoy-Cove Property Existing Permits

Permit Name	Number	Agency	Description
Plan of Operations	NVN-088795	BLM
Plan of Operations is required for all mining and processing activities and exploration exceeding five acres of surface disturbance on public lands managed by the BLM. The BLM approves the plan and determines the required environmental studies, usually an Environmental Assessment ("EA") or an Environmental Impact Statement ("EIS") based on the requirements outlined in the National Environmental Policy Act ("NEPA").

National Environmental Policy Act – Environmental Assessment Decision Record and Findings of No Significance	EA#DOI-BLM-NV-B010-2011-0040-EA	BLM
A Decision Record ("DR") and Findings of No Significance ("FONSI") are issued when an EA document is accepted demonstrating no significant impacts to the environment based on project design and environmental protection measures committed by the proponent. The McCoy-Cove project currently is operating under a DR/FONSI for test mining issued following an EA. A Record of Decision ("ROD") in the United States is the formal decision on an EIS document that the BLM issues to disclose potential impacts to the environment with applicable mitigation measures to prevent undue and unnecessary degradation to public lands. It is assumed an EIS and ROD will be required for full-production mining.

Water Pollution Control Permit (Facilities)	NEV2010102	NDEP, BMRR – Regulation Branch
Mines operating in the State of Nevada are required to have a Water Pollution Control Permit ("WPCP") to ensure protection of waters of the State during mining activities. The current permit is a Small Mine Permit authorizing the extraction of 120,000 tons of ore over the life of the project. The permit can be modified to remove the ore tonnage cap and other facility design changes as the project moves forward.

Water Pollution Control Permit (Rapid Infiltration Basins)	NEV2010107	NDEP, BMRR – Regulation Branch
WPCP for infiltration of water from the underground mine operations into RIBs. The current discharge rate allowed under this permit is 2,500 gallons per minute, but this permit can be modified with additional studies to increase the discharge rate as needed. Contingency RIBs are conceptually included in this permit to facilitate a quicker permit modification process should additional discharge be needed to accommodate mining.

Water Rights	86987/86988	Nevada Division of Water Resources
Water rights are issued by the Nevada Division of Water Resources and State Engineer based on Nevada water law which allocated rights based on appropriation and beneficial use within the water basin. Prior appropriation (also known as "first in time, first in right") allows for the orderly use of the state's water resources by granting priority to parties with senior water rights. This concept ensures the senior uses are protected, even as new uses for water are allocated. Mining water rights are considered temporary in nature. The current water rights for the McCoy-Cove Property cover the 2,500 gallons per minute dewatering and additional water for dust control and operations from the Cove pit lake. An application has been submitted to the State Engineer and an additional 10,000 gallons per minute dewatering water rights was granted contingent upon obtaining evaporative (consumptive) water rights for the historic pit lake.

Reclamation Permit	#0342	NDEP, BMRR – Reclamation Branch
The BMRR Reclamation Branch works in coordination with the BLM for projects on public land to establish reclamation guidelines and a reclamation cost estimate to support project bonding. This permit and associated bond ensures land disturbed by mining activities are reclaimed to safe and stable conditions to promote safe and stable post-mining land use. A permit is required for any disturbance over five acres. The reclamation cost estimate ("RCE") is financially secured with a posted security. The posted surety amount provides assurance that reclamation will be pursuant to the approved reclamation plan in the event that the State has to perform reclamation or is held until reclamation has been successfully conducted.

Air Quality Surface Area Disturbance Permit	AP1041-2192.03	NDEP, Bureau of Air Pollution Control	A Surface Area Disturbance Permit is required for any project that disturbs more than 25 acres of ground. Annual updates show what areas have been disturbed.

Industrial Artificial Pond Permit	S-400418	Nevada Division of Wildlife
The Nevada Division of Wildlife oversees wildlife management of artificial ponds at mine sites. The ponds are required to have wildlife protection design standards and quarterly mortality reports are submitted to document any deceased wildlife discovered in the ponds.

Storm Water General Permit	NVR 300000 Site ID#: MSW-678	NDEP, Bureau of Water Pollution Control	Storm water runoff from waste rock piles, haul roads, milling facilities and other mine areas that have not mixed with process solutions or other contaminant sources. Typical pollutants include suspended and dissolved solids and minerals eroded from exposed surfaces.
In 2017, Au-Reka submitted a Plan of Operations/Reclamation Permit Amendment and an Engineering Design Change to optimize construction and operations under the existing design and authorizations, which include relocating the underground portal opening to a more stable location outside of the Cove pit, modifying the design of the waste rock disposal facility to accommodate more waste material and optimize water management from the facility, and rerouting the distribution powerline at the site on a more efficient route along an existing access road to limit disturbance. This modification request also included a bond update making all the remaining surface support facilities and additional surface exploration acreage available for use. This request was approved in 2018 and construction of the portal and exploration decline could start at any time.
The next phase of permitting will be to obtain all operating permits necessary for full scale mining of the Helen and Gap deposits, including necessary infrastructure and facilities. It is anticipated this will require a new EA or EIS. The latter is most likely due to the anticipated scope of the dewatering effort required and potential impacts to the Cove pit lake. The BLM will ultimately determine the level of NEPA required once a complete Plan of Operations is submitted.
Current federal government policies limit the approval time for an EIS to one year, however this one-year timeframe begins with the publication of the Notice of Intent in the Federal Register, which is after all applicable baseline studies have been completed, the complete Plan of Operations is submitted and the BLM completes the initial NEPA planning. In anticipation of the NEPA process, Premier initiated certain baseline studies in 2017. Some of these studies will need to be renewed depending upon regulatory agency feedback. The EIS process, including submissions, regulatory and public reviews, final approvals and bond updates, are planned to start once additional hydrogeology tests are completed in 2022. The EIS process is expected to begin in 2022, with submissions, regulatory and public reviews, final approvals and bond updates completed in 2023.
Au-Reka applied for and was granted additional dewatering water right permits by the Nevada State Engineer that would assist in the dewatering of the underground operation and the adjacent, existing Cove pit lake. Depending upon the results of the additional hydrogeology tests, additional dewatering water rights may be needed. At the conclusion of mining, the plan of operations will propose that the existing pit will again be allowed to refill with groundwater to its pre-mining levels.
Closure and Reclamation Requirements
Au-Reka's most recent RCE update in 2022 did not result in any material changes to operational activities previously noted in the approved 2019 update which included construction of RIBs and a test well for dewatering discharge, in addition to the previously bonded exploration disturbance, existing site infrastructure and some roads and buildings. The total of the RCE is calculated using the State of Nevada's Standard Reclamation Cost Estimator ("SRCE"), which is adjusted for inflation. The SRCE was developed in a cooperative effort between the NDEP, Bureau of Mining Regulation and Reclamation ("BMRR"), the BLM and the Nevada Mining Association to facilitate accuracy, completeness and consistency in the calculation of costs for mine site reclamation. Au-Reka is required to update the total RCE for the McCoy-Cove project every three years or as necessary to bring online phased project disturbance and infrastructure.

RCE costs for reclamation currently include the following categories: roads; exploration roads and drill pads; RIBs; water and tailings ponds; electrical infrastructure; buildings and equipment; portal and vent raise plugging; waste rock reclamation; re-vegetation; and contractor management. The most current RCE for the Cove Helen underground mine was approved by the BLM and the NDEP in September 2022 in the amount of $7,544,335. In addition, the RCE for McCoy Cove exploration is $865,763 and for the McCoy Cove Mine is $5,431,494.
Capital and Operating Costs
Costs were generated from estimates provided by local suppliers and contractors and from similar work performed at other area mines. All cost estimates include Lander County and Nevada sales taxes of 7.1%, freight, contractor mobilization and demobilization, engineering procurement and construction management. Capital cost estimates for the project are summarized in the chart below.
Project Capital Costs ($M)

Category	Pre-Development				Construction		Sustaining				Total
	2021	2022	2023	H1 2024	H2 2024	2025	2026	2027	2028	2029
Mine Development	-	2.9	5.4	-	3.2	15.0	19.1	1.5	1.2	1.3	49.5
Dewatering	-	-	-	-	25.4	18.1	-	-	-	-	43.4
Facilities and Administration	2.4	4.0	3.3	1.5	14.1	6.2	1.6	0.5	-	-	33.8
Delineation Drilling	-	-	4.4	-	-	-	-	-	-	-	4.4
Total	2.4	6.9	13.1	1.5	42.7	39.3	20.7	2.0	1.2	1.3	131.1
	23.9				81.9		25.2

Notes:
(1)15% contingency added to Dewatering and Facilities.
Operating Costs

Category	Total Costs ($M)	$/ore ton	$/Au oz
Mining	296	100	398
Roasting	58	19	78
Pressure Oxidation	93	31	125
Ore Haulage	69	23	93
Electrical Power	41	14	55
G&A, Refining, Royalties and Net Proceeds Tax	89	30	120
By Product Credits	(6)	(2)	(8)
Total Operating Costs	639	215	859
Closure and Reclamation	15	5	21
Income Tax	25	8	34
Sustaining Capital	25	8	34
All-in Sustaining Costs	704	237	948
Construction Capital	82	27.59	110
All-in Costs	786	264.67	1,058

Economic Analysis
Pre-development work is necessary to reach a production decision. All costs during this period are being treated as sunk costs and they have been excluded from the financial analysis.
Constant dollar cash flow analysis is presented in the tables below. Royalties include both the 1.5% Newmont NSR and the 2% Summa NSR now held by Maverix Metals Inc. The Summa royalty applies only to a portion of the mine production. Federal income taxes of 21% apply to taxable income after appropriate deductions for depreciation and depletion. The gold percentage depletion rate is 15%.
Income Statement (US$M except Unit Cost per Ounce)

	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total
Gold Sales	13	91	174	154	163	146	147	139	23	1,040
Silver Sales	-	-	1	1	1	2	-	1	-	6
Total Revenue	13	91	175	155	164	147	147	129	23	1,046
Mining Cost	(5)	(24)	(42)	(43)	(42)	(42)	(48)	(42)	(7)	(296)
Haulage and Processing	(4)	(19)	(33)	(32)	(32)	(33)	(32)	(30)	(2)	(219)
Electrical Power	(4)	(4)	(5)	(6)	(5)	(5)	(5)	(5)	(2)	(41)
Site Administration	(4)	(4)	(4)	(8)	(4)	(8)	(4)	(4)	(4)	(42)
Refining and Sales	-	-	(1)	(1)	(1)	(1)	-	-	-	(4)
Royalties	-	(2)	-	(4)	(5)	(5)	(4)	(2)	-	(24)
Nevada Net Proceeds	-	(2)	(4)	(3)	(3)	(3)	(2)	(2)	-	(19)
Total Cash Cost	(17)	(55)	(93)	(93)	(96)	(92)	(96)	(86)	(16)	(645)
Cash Cost per Ounce(1) ($/oz)	1,792	849	743	832	814	873	907	928	978	860
EBITDA	(4)	36	82	63	68	55	52	45	7	402
Reclamation Accrual	-	(1)	(3)	(2)	(2)	(2)	(2)	(2)	-	(15)
Depreciation	(1)	(11)	(22)	(19)	(21)	(19)	(19)	(16)	(3)	(131)
Total Cost	(19)	(68)	(117)	(114)	(119)	(113)	(117)	(104)	(20)	(791)
Income Tax	-	(1)	(7)	(4)	(5)	(3)	(3)	(2)	-	(25)
Net Income	(5)	23	51	37	41	31	28	23	3	230

Notes:
(1)Net of by-product sales.

Cash Flow Statement

	Pre-Development	Construction		Production									Total
	2021-2024	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Net Income	-	-	(5)	23	51	37	41	31	28	23	3	-	230
Depreciation	-	-	1	11	22	19	21	19	19	16	3	-	131
Reclamation	-	-	(1)	1	2	1	2	1	1	1	(5)	(3)	-
Working Capital	-	-	(2)	(4)	(4)	-	-	-	-	1	8	2	-
Operating Cash Flow	-	-	(7)	30	69	58	63	51	48	41	9	(1)	361
Capital Costs	(24)	(43)	(40)	(21)	(2)	(1)	(1)	-	-	-	-	-	(131)
Net Cash Flow	(24)	(3)	(45)	9	68	57	61	51	48	41	9	(1)	230
AISC(1)(2) ($/oz)			5,904	1,200	833	899	885	925	956	975	1,022	-	1,069

Notes:
(1)Net of by-product sales.
(2)All-in sustaining costs ("AISC") exclusive of corporate costs.
Financial Statistics

Gold price - base case ($/oz)	$1,400
Silver price - base case ($/oz)	$17
Exchange Rate (C$/US$)	0.75
Mine life (years)	8
Maximum mining rate (tons/day)	1,222
Average grade (oz/t Au)	0.303
Average gold recovery (roaster %)	79%
Average gold recovery (autoclave %)	85%
Average annual gold production (koz)	102
Total recovered gold (koz)	743
Pre-development capital ($M)	$23.9
Mine construction capital ($M)	$81.9
Sustaining capital ($M)	$25.2
Development Decision Date	July 2024
Cash cost ($/oz)	$859
All-in sustaining cost ($/oz)(7)	$948
All-in cost ($/oz)	$1,058
Project after-tax NPV5% ($M)	$178
Project after-tax IRR	36%
Payback Period	4.5 years
Profitability Index5%(3)	2.7

Notes:
(1)The financial data presented herein treats pre-development capital (planned expenditures prior to the production decision) as "sunk" costs and it is excluded from cost per ounce, net present value ("NPV"), internal rate of return ("IRR"), payback period and profitability index calculations.

(2)Net of by-product sales.
(3)Profitability index is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates breakeven.
(4)The financial analysis contains certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the Corporation's achievement of the full-year projections for ounce production, production costs, AISC costs per ounce, cash cost per ounce and realized gold/silver price per ounce, the Corporation's ability to meet annual operations estimates and statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, timing of geological reports and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in the AIF under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this Schedule is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.
(5)This preliminary economic assessment ("PEA") is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.
(6)Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(7)Excludes predevelopment capital, construction capital, exploration, corporate G&A, interest on debt and corporate taxes.
(8)Excludes predevelopment capital, exploration, corporate G&A, interest on debt and corporate taxes.
Exploration and Development
Premier and Barrick entered into an earn-in agreement dated December 11, 2017, but effective January 8, 2018, which included a significant exploration budget commitment from Barrick to be spent on the McCoy-Cove Property (other than the Cove Deposit). Exploration on the property began in mid-2018 and continued until Barrick exercised its right to terminate the agreement on February 6, 2020. Work completed by Barrick included detailed surface mapping, soil sampling, gravity survey and drilling. Barrick drilled 30 holes and Premier has drilled 16 holes since mid-2018. None of the new holes intersect the modelled resource area. Eight of Premier's holes were drilled for piezometer installations. Premier's 2020 exploration program was ongoing as at the date of the McCoy-Cove Report.
Significant results of recent exploration drilling are focused on the Antenna target. Drilling at Antenna has intersected multiple anomalous zones of mineralization including >0.15 opt Au intervals displaying both Carlin-style and polymetallic mineralization. Six holes have been drilled to date. The initial drill hole testing the Antenna target in 2019 intersected 395 feet grading 0.12 opt Au. The hole ended in mineralized material short of the intended depth due to difficult drilling conditions. Premier reported detailed results of hole PB19-03R in a press release dated April 29, 2019. Because hole PB19-03R was RC, an attempt was made to confirm the results by twinning with core hole PB19-09D. The core hole had deviated 58 feet southeast of the RC hole when it reached the top of the projected mineralized interval and 93 feet southeast when it reached the total depth of the RC hole; it failed to confirm the results but intersected multiple intervals of anomalous mineralization, including ten feet grading 0.24 opt Au. Hole PB19-13 attempted to target the projected mineralized zone 175 feet northwest of PB19-03R but was lost before intersecting the target. Hole PB19-15R tested roughly 1,000 feet southwest of the initial intercept and intersected five feet of 0.16 opt Au. Hole PB19-10 tested roughly 1,000 feet southeast of the initial intercept and intersected five feet of 0.24 opt Au. Hole PB19-11R tested roughly 2,300 feet southeast of the initial intercept and intersected 400 feet of 0.03 opt Au, including 10 feet 0.18 opt Au, as well as multiple other anomalous intercepts. The authors of the McCoy-Cove Report are of the view that the Antenna target warrants further exploration.

Later drilling at Windy Point has confirmed and expanded known mineralized trends. Additional exploration work may be warranted pending economic analysis. Limited drilling has intersected zones of anomalous mineralization at Alpha, Saddle and the pediment targets. These and the other early stage targets identified by Premier warrant further exploration work.
Recommendations and Work Program
Recommendations
The McCoy-Cove Property pre-feasibility or feasibility study should address the following components. The work should be planned to minimize the permitting time required to achieve positive cash flow.
Resource Delineation and Exploration
•Portal construction and development of an underground drilling platform should proceed as soon as possible. (Note: This has since been completed).
•Resource delineation drilling from underground can be achieved with improved accuracy as compared to surface drill holes with depths approaching 2,000 feet and significant hole deviation.
•The Cove pit prohibits drilling the Gap extension area and portions of the Gap deposit. These are the most prospective nearby areas for adding significant mineral resources.
•Expansion of the 2201 zone could add high grade mineralization to the project, which would be accessed through the Helen and Gap infrastructure.
Dewatering
•PW 17-01 did not reach the targeted depth and pumping rates during the 30-day test were less than anticipated. Two additional wells and extended drawdown pumping tests in the Helen and Gap zones were completed in 2019. An additional 40-day pump test was completed in 2023 utilizing WE-01 and WE-02.
•Complete detailed hydrogeologic modeling of the drawdown test results and update the estimated dewatering requirements incorporating the data from the 2019 tests. The modeling associated with the 2023 pump test is underway.
Metallurgical Testing
•Additional metallurgical testing will be needed to thoroughly investigate the variability and viability of Helen and Gap resources to roasting and pressure oxidation with CIL cyanidation. The objectives are as follows:
odetermine the location and number of samples required to represent the resources through geo-metallurgical analysis;
oassess variability of the responses to roasting and calcine cyanidation across the resources;
oassess variability of the responses to pressure oxidation and residue cyanidation across the resources;
otesting should attempt to establish head grade and extraction relations for use in more detailed resource modelling;
omineralogy impacts need to be established and geologic domains within each resource need to be determined; and

oconduct additional comminution testing to assess hardness variability within the resources.
•Continue preliminary chlorination testing to determine if it provides a viable process route for processing Cove resources.
•The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel and cadmium as these will be important for predicting treatment charges if toll processing offsite is used and potentially for estimating extractions within the resources.
•Consider flotation tests to pre-float carbonaceous matter.
Mining
•A geotechnical characterization program should be implemented along with resource delineation:
othe objectives of the program are to characterize the mining horizons using the Rock Mass Rating (RMR) system;
ocollect downhole ATV drill logs to collect joint orientation data for mine designs and accurately estimate ground support requirements; and
ocollect full core samples for physical rock property testing.
•Complete additional testing of potential backfill sources to optimize the CRF mix design.
•Complete a ventilation simulation to predict diesel particulate matter, carbon monoxide and other contaminate concentrations.
Toll Processing
•The resource model should be advanced to include arsenic, TCM, TOC, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel and cadmium as these will be important for predicting grades if toll process offsite is used and potentially for estimating extractions within the resources.
•Additional metallurgical testing should be conducted to confirm the proposed payable recoveries are appropriate for the resources.
•Development of a preliminary or conceptual onsite blending program is recommended to evaluate if on specification material can consistently be supplied to a toll processor.
•The next phase metallurgical program should examine blending of out of specification resource materials to produce on specification material. The blending should be based on material projected to be mined in a given period, for example, blending of material that is available in the first six months of operation should not be tested with material projected to only be available in year three of mining.
Permitting and Development Decision
•Baseline data collection in support of the EA or EIS should be done simultaneously to reduce the project's critical path and bring forward production.
•The project should proceed directly with a feasibility or pre-feasibility study to support a development decision.

Work Program
The authors of the McCoy-Cove Report recommended the following work program. Activities at the McCoy-Cove Property are structured to complete resource definition drilling to a level that will support the feasibility study. Secondly, the program will advance the project to a ROD on the EIS. Lastly, the program will complete the feasibility study and make a recommendation on the production decision. The estimated program costs are listed in the table below.
Work Program Estimated Costs (US$M)

Description	2021	H1 2022	H2 2022	2023	H1 2024	Total
Resource Conversion Drilling
Portal Site Construction	-	-	$0.1	-	-	$0.1
Underground Development	-	-	$2.9	$5.4	-	$8.3
Portal Electrical	-	-	$0.2	-	-	$0.2
Fans and Load Centers	-	-	$0.2	-	-	$0.2
Drilling	-	-	-	$4.4	-	$4.4
Shop, Office and Dry	-	-	$1.0	-	-	$1.0
Electrical Power	-	-	$0.2	$0.3	$0.1	$0.6
Resource Conversion Drilling Subtotal	-	-	$4.5	$10.0	$0.1	$14.7
Feasibility Study
Metallurgical Testing	$0.3	-	-	$0.1	-	$0.4
Feasibility Study	-	-	-	$0.3	$0.2	$0.5
Feasibility Study Subtotal	$0.3	-	-	$0.4	$0.2	$0.9
Environmental/Permitting
Hydrogeologic Modelling	$0.3	$0.2	-	-	-	$0.5
Rapid Infiltration Basin Studies	-	-	-	$0.1	-	$0.1
Waste Rock Characterization	-	$0.1	$0.1	-	-	$0.1
Permitting	$0.2	$0.1	$0.1	$0.6	$0.5	$1.5
Water Rights Evaluation	-	-	-	$0.3	-	$0.3
Environmental/Permitting Subtotal	$0.5	$0.3	$0.2	$1.0	$0.5	$2.5
G&A
Property Holding Costs	$0.3	$0.3	-	$0.3	$0.1	$0.7
Administration and Management	$1.0	$0.5	$0.5	$1.0	$0.5	$3.5
Contingency	$0.3	$0.2	$0.3	$0.4	-	$1.2
G&A Subtotal	$1.6	$1.0	$0.8	$1.7	$0.6	$5.7
Program Total	$2.4	$1.3	$5.5	$13.1	$1.5	$23.9

2023 Update
During 2023, 61,150 feet of exploration drilling occurred with 320 feet of surface RC drilling, 8,490 feet of surface core drilling, and 52,340 feet of underground core drilling. 2,644 feet of underground mine development was completed.

Schedule "B"
INFORMATION CONCERNING THE GRANITE CREEK PROJECT
The scientific and technical information in respect of the Granite Creek Project contained in this Schedule "B" is supported by and summarized from the technical report titled "Preliminary Economic Assessment NI 43-101 Technical Report, Granite Creek Mine Project, Humboldt County, Nevada, USA" (the "Granite Creek Report"). The Granite Creek Report was prepared by Terre A. Lane, MMSA-QP, RM-SME, Dr. J. Todd Harvey, Ph.D., P.E., RM-SME, Richard D. Moritz, MMSA-QP, Dr. Hamid Samari, Ph.D., MMSA-QP and J. Larry Breckenridge, P.E. of Global Resource Engineering, Ltd. (collectively, the "authors") and is dated November 8, 2021, with an effective date of May 4, 2021. Each of the authors is a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Unless otherwise indicated, the information in this Schedule "B" is provided as of the effective date of the Granite Creek Report.
Unless otherwise indicated, all references to "$" or "dollars" in this Schedule "B" are to United States dollars. Any term defined herein has the meaning ascribed to such term for the purposes of this Schedule "B" only, unless otherwise indicated in the AIF.
Property Description, Location and Access
The Granite Creek property (the "Granite Creek Property" or "Granite Creek Project"), formerly known as the Getchell property, and originally as the Pinson property, is located 27 miles northeast of Winnemucca, Nevada, in southeastern Humboldt County. The Granite Creek Property is accessed by a combination of paved interstate and state highways, and well-maintained, unpaved private roads. The project site is 35 miles from Winnemucca by road and is 60 road miles northwest of Battle Mountain, Nevada. The project area encompasses approximately 1,300 hectares in the Potosi mining district, surrounding and including the existing Granite Creek mine.
The following figure shows the location of the Granite Creek Property.

Ownership, Mineral Rights and Tenure
In April 2021, i-80 Gold Corp. (the "Corporation"), through its wholly owned subsidiary, Premier Gold Mines USA, Inc. ("Premier USA"), completed its acquisition of Osgood Mining Company LLC ("Osgood LLC"), the owner of the Granite Creek Property. In May 2021, the Corporation purchased additional property from Seven Dot Cattle Co. LLC and the Christison family, and in May of 2022 purchased fee land from Nevada Gold Mines LLC, further increasing the size and ownership in the land package.
The approximately five square mile project area contains both private land and unpatented federal lode mining claims on Bureau of Land Management ("BLM") land. The Corporation controls the Granite Creek Project through a combination of full ownership, majority ownership and leases. The properties included in the project area and relation to the proposed mine plans are shown in the figure below.
Granite Creek Property and Mining Claims Map

Granite Creek Property
Township 38 North, Range 42 East
Legend
Project Area
Private Parcels
Bee Dee Unpatented Claims
CX Unpatented Claims
Pacific Unpatented Claims
Pinson Unpatented Claims
Proposed Pit Outline
Section Boundaries
Section 29
Section 28
Section 31
Section 32
Section 33
GRANITE CREEK MINE
N
1 Mile (1.61 km)

Unpatented Federal Lode Mining Claims
The Corporation controls 68 mining claims covering portions of Sections 28 and 32, Township 38 North, Range 42 East, and 36 mining claims covering Section 6, Township 37 North, Range 42 East, through ownership (full or majority) and leases. Federal and county holding costs for the unpatented mining claims for 2023 were approximately $18,420.The Corporation, through Osgood LLC, owns a 100% interest in the Pacific #1A-7A mining claims located in Section 28, Township 38 North, Range 42 East. These claims were initially staked by the Cordilleran Explorations partnership, the original developer of the Granite Creek

Property, and are subject to the Royal Gold Royalty, the Cordilleran Royalty and the PMC Royalty as described below.
The Corporation, through Osgood LLC, owns a 100% interest in the CX #1A-23A claims located in Section 28, Township 38 North, Range 42 East. These claims were initially staked by Pinson Mining Company ("PMC") and are subject to the Royal Gold Royalty and the PMC Royalty as described below.
The Corporation, through Osgood LLC, controls a 100% interest in the BEE DEE group of claims (56 mining claims) through a mining lease agreement with Franco-Nevada U.S. Corporation (50%) and S&G Pinson, LLC (50%) as the current lessors (the "BEE DEE Lease Agreement"). These claims are located in Section 32, Township 38 North, Range 42 East and Section 6, Township 37 North, Range 42 East. The BEE DEE Lease Agreement provides for monthly minimum advance royalty payments to the lessors, which payments currently total $115,361.18 per year (subject to increases or decreases in accordance with the Consumer Price Index). Osgood LLC is also required under the BEE DEE Lease Agreement to maintain the leased claims with the BLM and Humboldt County, Nevada. The BEE DEE Lease Agreement expires on May 9, 2040. These claims are subject to a 2% net mint or smelter returns ("NSR") royalty in favor of the lessors pursuant to the BEE DEE Lease Agreement, as well as the Royal Gold Royalty and the PMC Royalty as described below.
The Corporation, through Osgood LLC and Premier USA, owns a 5/12 interest in the Pinson #1A-18A mining claims located in Section 32, Township 38 North, Range 42 East. 1/2 interest is held by Premier Gold Mines USA, Inc. The remaining 1/12 interest is owned by Michael Murphy, and is not leased by Osgood LLC. The fact that Osgood LLC has not leased the unowned 1/12 interest in these claims does not preclude it from mining the claims. Osgood LLC, as the co-owner of an undivided interest in these claims, has the right to mine the claims without permission or approval from (and even over any objections by) the other co-owner, subject, however, to an obligation on the part of Osgood LLC to account to the other co-owner for their proportionate share of mining revenues less their proportionate share of mining expenses. These claims are subject to the Royal Gold Royalty and the PMC Royalty as described below, and are also subject to a royalty initially held by Kate Murphy et al.
Fee Lands
The Corporation, through Osgood LLC, owns a 100% interest in Sections 29 and 33, Township 38 North, Range 42 East. Section 29 is subject to the Royal Gold Royalty, the Cordilleran Royalty and the PMC Royalty as described below. Section 33 is subject to the Royal Gold Royalty, the PMC Royalty, the Goldfield Royalty and the Conoco Royalty as described below.
The Corporation, through Osgood LLC and Premier USA, owns a 91.67% interest in the 120-acre parcel comprising the east half of the southwest quarter and southeast quarter of the southwest quarter of Section 28, Township 38 North, Range 42 East. The remaining interest in this parcel is owned by Michael Murphy (8.33% undivided interest) and is not leased by Osgood LLC. As noted above with respect to the Pinson unpatented mining claims (which are only partially owned by Osgood LLC), the fact that Osgood LLC does not own or lease the outstanding 8.33% interest in this land does not preclude Osgood LLC from mining the land. Osgood LLC, as the co-owner of an undivided interest in the land, has the right to mine the land without permission or approval from (and even over any objections by) the other co-owners, subject, however, to an obligation on the part of Osgood LLC to account to the other co-owners for their proportionate shares of mining revenues less their proportionate shares of mining expenses. This parcel is subject to the Royal Gold Royalty and the PMC Royalty as described below, as well as a royalty tied to PMC's purchase of the land.
The Corporation, through Osgood LLC, owns a 100% interest in Section 21, Township 38 North, Range 42 East. Section 21 is subject to the Royal Gold Royalty, and the PMC Royalty, as well as the NGM royalty as described below.
The Corporation, through Premier USA, owns a 100% interest in Section 31, Township 38 North, Range 42 East.

Royalties
The Granite Creek Property is subject to several royalties. As of the date of the AIF, the following table summarizes the royalties present on the various properties making up the Granite Creek Property.
Summary of Royalties Related to the Granite Creek Property

Section	Property or Agreement Name	Royalty Owner(s)	From %	To %	Remarks
6	BEE DEE Mining Claims (Section 6)
	BEE DEE Lease Agreement	Franco-Nevada & S&G Pinson	2	10	Current royalty rate is 2% (NSR), split between Franco-Nevada (1%) and S&G Pinson (1%)
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	4% NSR split between Royal Gold (3.9158%) and Duncan (0.0842%)
	PMC Royalty	Gold Royalty	10	10	Net profits
	NGM Royalty Deed	NGM	0.5	0.5	0.5% NSR
21	Fee Land
	Royal Gold Reservation	Royal Gold	5	5	NSR
	NGM Royalty Deed	NGM	0.5	0.5	NSR
	PMC Royalty	Gold Royalty	10	10	Net profits
28	Fee Land
	PMC Purchase	Successors of Kate Murphy, et al.	2	2	2% (NSR) split amongst successors
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	4% NSR split between Royal Gold (3.9158%) and Duncan (0.0842%)
	PMC Royalty	Gold Royalty	10	10	Net profits
28	Pacific Mining Claims
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	1% NSR split between Royal Gold (0.97895%) and Duncan (0.02105%)
	Cordilleran Royalty	Royal Gold	5	5	NSR
	PMC Royalty	Gold Royalty	10	10	Net profits
28	CX Mining Claims
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	2.5% NSR split between Royal Gold (2.447375%) and Duncan (0.0526275%)
	PMC Royalty	Gold Royalty	10	10	Net profits
29	Fee Land
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	3% NSR split between Royal Gold (2.93685%) and Duncan (0.06315%)
	Cordilleran Royalty	Royal Gold	3	3	NSR
	PMC Royalty	Gold Royalty	10	10	Net profits
31	Fee Land
	Pinson Royalty	Franco-Nevada & S&G Pinson	2	2	2% NSR Split between Franco-Nevada (1%) and S&G Pinson (1%)
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	4% NSR split between Royal Gold (3.9158%) and Duncan (0.084204%)

32	BEE DEE Mining Claims (Section 32)
	BEE DEE Lease Agreement	Franco-Nevada & S&G Pinson	2	10	Current royalty rate is 2% (NSR), split between Franco-Nevada (1%) and S&G Pinson (1%)
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	4% NSR split between Royal Gold (3.9158%) and Duncan (0.0842%)
	PMC Royalty	Gold Royalty	10	10	Net profits
32	Pinson Mining Claims
	Murphy Royalty	Successors of Kate Murphy, et al.	5.5	7.5	NSR percentage is a sliding scale based on price per ounce of gold. Current rate is 7.5% (for gold price higher than $700 per ounce)
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	4% NSR split between Royal Gold (3.9158%) and Duncan (0.084204%)
	Pinson Royalty	Franco-Nevada & S&G Pinson	2	2	2% NSR Split between Franco-Nevada (1%) and S&G Pinson (1%)
	PMC Royalty	Gold Royalty	10	10	Net profits
33	Fee Land
	Royal Gold Royalty	Royal Gold & Duncan	0.5	5	1% NSR split between Royal Gold (0.97895%) and Duncan (0.02105%)
	Goldfield Royalty	Franco-Nevada	2	2	NSR
	PMC Royalty	Gold Royalty	10	10	Net profits

Notes:
(1)All unpatented claims require annual assessment work to maintain validity.
(2)The table above makes reference to the following entities: "Royal Gold" (Royal Gold, Inc.); "Duncan" (D. M. Duncan, Inc.); "NGM" (Nevada Gold Mines); "Franco-Nevada" (Franco-Nevada U.S. Corporation); "S&G Pinson" (S&G Pinson, LLC); and "Gold Royalty" (Gold Royalty U.S. Corp).
Environmental Liabilities
Environmental liabilities associated with historical mining and processing operations at the site are considered minimal because the site has already been closed in the modern era and it has achieved partial reclamation bond release. Current closure and reclamation financial sureties approved by the BLM and the Nevada Division of Environmental Protection ("NDEP") total approximately $2.95 million and cover all unreclaimed historical mining, exploration and development operations for both underground and surface activities at the Granite Creek Property.
No material environmental issues resulting from mining, exploration and development operations have been identified at the Granite Creek Property. The site is currently and will continue to be monitored in accordance with permit requirements. Osgood LLC is in good standing with all regulatory obligations under existing permits.
History
The Granite Creek Property has been explored by a number of individuals and mining/exploration companies since the late 1930s. The original discovery on the Granite Creek Property was made by Clovis Pinson and Charles Ogee in the mid to late 1930s, but production did not occur until after World War II, when ore from the original discovery was shipped to and processed at the Getchell mine mill. In 1949 and 1950, total production from the Granite Creek mine amounted to approximately 10,000 tons grading approximately 0.14 ounces per ton ("opt").

The Granite Creek Property remained functionally dormant from 1950 to 1970, when an exploration group known as the Cordex I Syndicate ("Cordex") leased the Granite Creek Property from the Christison family (descendants of Mr. Pinson and property owners), on the strength of its similarity to the Getchell property and structural position along the Range-Front fault zone bordering the Osgood Mountains. Following a surface mapping and sampling program in 1971, 17 reverse circulation ("RC") drillholes were completed in and around the 1940s era Granite Creek pit, confirming low-grade gold values. An 18th step-out hole encountered a 90-foot intercept of 0.17 opt gold. This intercept was interpreted as a subcropping extension of known mineralization northeast of the original pit and was the basis for delineation of what would become the "A" zone at the Granite Creek Property, a 60-foot by 1,000-foot shear zone. During the late 1970s, Cordex reorganized into a Nevada partnership known as PMC, with Rayrock Resources as the project operator, and began production at the Granite Creek Property.
Cordex, and its successor, PMC, explored the Granite Creek Property largely through mapping and geochemical sampling. There are three known mapping programs:
1.a regional mapping program from Preble to Getchell by Pete Chapman in the late 1970s;
2.a 1:6000 scale mapping program of the Granite Creek Property in 1983; and
3.a 1:2400 scale mapping program of the pit areas through the active life of the mine.
PMC began developing the A pit in 1980 and produced gold the following year. Production from the B pit began in 1982. Step-out drilling in 1982 to 1983 to the northeast of the A zone intersected two more discrete zones: the C zone (extending east-northeast from the A zone) and the CX zone (extending northeast from the C zone). Step-out drilling northeast of the CX zone in 1984 located an apparently independent fault system (striking north-northwest), dipping steeply east that became the core of the Mag deposit, which went into production in 1987. PMC produced from the CX, CX-West and Mag pits into the mid to late 1990s, until a combination of falling gold prices and erratic mill feed forced closure of the oxide mill in early 1998. Continued attempts to expand production of oxide ore failed, and all active mining ceased on January 28, 1999. The project was officially closed in May 2000.
In the 1990s, Homestake Mining Company ("Homestake") and Barrick Gold Corporation ("Barrick") became "fifty-fifty" partners in PMC through the purchase of minority interests. Homestake and Barrick conducted an exploration program from 1996 to 2000 through PMC, expending approximately $12 million on the project. The joint venture explored the deeper feeder fault zones of the Granite Creek Property, exploring for a large, high-grade gold system that would support a refractory mill complex. This work, while successful in identifying gold mineralization with underground grades, failed to identify a deposit of sufficient size to be of development interest to Homestake or Barrick, and the partners concluded the exploration program. Subsequent to that decision, in 2003, Barrick acquired Homestake and drilled an additional three exploration drillholes.
In August 2004, Atna Resources Ltd. ("Atna") acquired an option to earn a 70% joint venture interest in the Granite Creek Property from PMC, a wholly owned subsidiary of Barrick, and commenced additional follow-up exploration and development of the property. Atna completed its earn-in in 2006 and vested in its 70% interest in the project after expending the required $12 million in exploration and development expenditures. PMC elected to back-in to the project and re-earn an additional 40% interest (bringing PMC's interest to 70% and Atna's interest to 30%) on April 5, 2006. PMC spent over $30 million on the project during the next three-year period and completed its "claw-back" in early 2009. Their work included surface and underground diamond core drilling, RC drilling, underground drifting and surface infrastructure construction (rapid infiltration basins ("RIBs"), mineralized material stockpile pad, underground electrical service upgrades, etc.). A new mining joint venture was formed in 2009 reflecting the project's ownership, with PMC owning a 70% interest in the venture and Atna owning a 30% interest. PMC, as the majority interest owner, was the operator of the joint venture.
In September 2011, Atna negotiated the acquisition of PMC's 70% joint venture interest in the core property position at the Granite Creek Project. The asset purchase and sale agreement included all right, title and interest to the core property described above, as well as an evergreen processing agreement with Barrick for the processing of underground refractory ores from Granite Creek at Barrick's Goldstrike facilities.

Development of the Granite Creek underground mine commenced in early 2012, and mine ramp-up began in late 2012. In total, 6,011 feet of primary and secondary development were completed during 2012 and 2013. The primary spiral ramp was driven to the 4530 level from the 4650 adit level, and both top cut and underhand ore mining occurred in three Ogee zone stope blocks during development. Additional secondary access drifts were in progress when the mine was placed on care and maintenance to access the Range Front and Adams Peak mineral zones but were not completed prior to cessation of underground work. Mining was performed by contract miners utilizing underground mining equipment owned by the contractor. Approximately 30,000 short tons of ore containing 7,900 ounces of gold were mined and shipped to off-site processing facilities. Work on the project continued until June 2013, when the mine was placed on care and maintenance. This decision was driven by a number of factors, including the steep decline in gold prices in 2013.
In May 2014, the status of the underground mine was changed to an intermittent production status. Under this status, periodic mining of ores from stoping areas developed in 2013 was conducted to develop and test revised stoping methods for the underground and to prove mining economics at small production rates.
Osgood LLC, then a wholly owned subsidiary of Waterton Global Resource Management, Inc. ("Waterton"), acquired the Granite Creek Project from Atna in May 2016, after Atna filed for Chapter 11 bankruptcy. Osgood LLC completed numerous drillhole database compilation and verification campaigns, beginning with migration of the Atna database to Maxwell Resources' ("Maxwell") Datashed database software in 2017, and database verification and improvement efforts in 2018. In 2016, Osgood LLC, with an external consultant, completed a project-scale structural geology study that included surface and underground mapping, historical data review and cross section interpretation aimed at defining the main structural architecture at Granite Creek and developing exploration and resource drilling targets. This work formed the basis of an updated 3-dimensional (3D) litho-structural model that was used for the 2020 Mineral Resource estimation. From 2017 to 2018, Osgood LLC also completed an extensive drill material inventory and salvage program that secured the available drill core and RC chips on the property.
Osgood LLC continued to maintain compliance and keep all environmental permits for the site in good standing. This included performing permit-related sampling and reporting, as well as renewing permits. Osgood LLC also performed regular inspections of the site. During the ownership period, Osgood LLC worked with the State of Nevada to close out a Water Pollution Control Permit for a reclaimed portion of the mine, reducing the overall compliance monitoring and reporting liabilities for the operator. In addition, Osgood LLC received approval from the State of Nevada to remove portions of the reclaimed site from the bond.
In addition to these geology and compliance activities, Osgood LLC continued to maintain and improve site infrastructure, including a third-party review of hydrology and dewatering requirements that resulted in the replacement of pumps and the upgrading of two dewatering well process controls. RIBs have been maintained as needed, with water flows being tracked and monitored.
In April 2021, the Corporation completed its acquisition of Osgood LLC from Waterton. In May 2021, additional land was purchased by the Corporation from Seven Dot Cattle Co. LLC. and the Christison family.
Historical Mineral Reserve and Production
The Corporation is not treating the historical estimate as a current Mineral Resource or Mineral Reserve and a "qualified person" (as defined in NI 43-101) has not done sufficient work to classify the historical estimate as a current Mineral Resource or Mineral Reserve.
Historically, the Granite Creek Property, with small additions from the nearby Preble and Kramer Hill mines, was credited with gold production in excess of 1 million ounces, and less than 100,000 ounces of silver. PMC independently compiled a record of production and credited the property with production of 986,000 ounces of gold through 1999.
The following table shows the historical production and initial reserve from the Granite Creek Property.

Granite Creek Property Production Summary

Deposit	Year of Discovery	Years in Production	Initial Reserves			Gold Produced (troy oz)		References
			Short Tons	Gold Grade (opt)	Contained Gold (oz)	Mill Ore Tons	Leach Ore Tons
Gold Deposits of the Pinson Mining Company
A	1963, 1971	1980-1985	2,500,000	0.108	270,000	369,753	83,469	Hill 1971, PMC 1993
B	1971	1982-1988	3,400,000	0.050	170,000	Included	Above	As above
C	1982	1988-1996	233,000	0.017	3,961	10,773	N/A	PMC 1993, 1999
CX	1982	1990-1999	1,684,000	0.070	117,880	83,951	33,884	PMC 1993, 1999
CX-West	1993	1994-1999			0	3,962	In CX	PMC 1996, 1999
Mag (mill ore)	1984	1987-1999	4,300,000	0.080	344,000	301,255	N/A	PMC 199_, 1999
Mag (leach ore)			2,300,000	0.030	69,000	N/A	59,741	Foster and Kretschmer 1991, PMC 1999
Felix	1972	1989-1992	355,000	0.030	10,650	1,133	11,641	PMC 1993, 1999
Blue Bell	1972, 1983	1993-1994	228,000	0.072	16,416	17,014	1,085	PMC 1993, 1999
Pacific	1984	1992-1993	130,000	0.048	6, 240	4,939	2,607	PMC 1993, 1999
Granite Creek Mine		08/1999- 12/1999				0	2,141	PMC 1999
Granite Creek Underground		2012-2013	30,148(1)	0.263(1)	7,915(1)	6,834(2)		Atna mine records
Granite Creek Combined Production					1,016,062	799,614	194,568	Total Granite Creek Production: 994,182 oz gold
Prior Gold Production on PMC Properties
Ogee and Pinson	1945	1949-1950					~10,000	Hill 1971

Notes:
(1)Underground production is tonnage and grade produced and includes minor low-grade development tonnage that was upgraded by screening to a shippable product.
(2)Underground production reflects ounces recovered at third-party mills from shipped underground ores.
Geological Setting, Mineralization and Deposit Types
Regional Geology
The Granite Creek Property is located on the eastern flank of the Osgood Mountains within the Basin and Range tectonic province of northern Nevada. The Granite Creek mine, together with the Preble, Getchell, Turquoise Ridge and Twin Creeks mines, are on what is referred to as the Getchell gold trend. The main Getchell trend generally strikes northeast-southwest and has been cross-cut by secondary north-south and northwest-southeast-trending structures. The deposits are hosted in Paleozoic marine sedimentary rocks. The rocks are exposed in the Osgood Mountains and have been complexly thrust faulted and intruded by the Cretaceous-aged (92 million years ago) Osgood Mountains granodiorite stock. These units are unconformably overlain by Miocene volcanic rocks.

Local Geology
The geology at the Granite Creek Property is typified by folded Cambrian to Ordovician sedimentary rocks that have been intruded by Cretaceous stocks, which have been cross-cut by later high-angle structural deformation. It is suggested that the high angle faulting is related to the Basin and Range extension. The older rocks are overlain by Miocene andesitic basalt and the surrounding fault-bounded basins filled with quaternary alluvial gravel. The Osgood Mountains have a general northeast trend, although, in the vicinity of the Granite Creek mine, the east flank of the range trends north. Gold mineralization is primarily hosted by fine-grained marine sedimentary rocks that overlie a large stock of Cretaceous granodiorite. The Granite Creek Property is considered to be part of the Osgood Mountain terrane.
At the Granite Creek Property, Cambrian to Ordovician siliciclastic and carbonate rocks have been intruded by the Cretaceous Osgood Mountain granodiorite, resulting in the formation of largemetamorphosed aureoles with development of several tungsten-bearing skarns. The lowest stratigraphic units recognized at the Granite Creek Property are the Cambrian phyllitic shales, limestone interbeds and various hornfelsed sedimentary rocks of the Preble Formation, which are juxtaposed against the granodioritic intrusive. The Preble is overlain by Ordovician sedimentary rocks of the Comus Formation, both of which have been folded into a broad, north-plunging anticline. The west flank of the anticline has been over-thrust by the Ordovician Valmy Formation, which consists of deep-water siliceous shales and cherts. The core of the anticline and scattered localities along the east side of the Osgood Mountains are unconformably overlain or in fault contact with sandstones and conglomerates of the Battle Formation and limestones of the Etchart Formation.
Gold mineralization at the Granite Creek Property is primarily hosted in the Comus Formation.
Property Geology
The Granite Creek Property is located on the eastern flank of a large Cretaceous granodiorite stock that forms the southern core of the Osgood Mountains. Rocks adjacent to the eastern side of the stock have a general east dip and strike sub-parallel to the trend of the Osgood Mountains. The oldest units exposed against the granodiorite are Cambrian Preble phyllitic shales, interbedded limestones and various hornfelsed sediments. Overlying the Preble is a thick package of Ordovician Comus sediments. The lowest portion of the Comus is composed of medium to massively bedded, micritic to silty limestone. The middle portion consists of interbedded limestone and shale layers with local interbedded debris flows. The Upper Comus is comprised of mildly to non-calcareous shales with minor shaly limestone interbeds.
The depositional relationship between the Preble Formation and the overlying Comus Formation is not clearly understood. At the Granite Creek Project, the two formations are in fault contact with each other and subparallel to the Range Front fault that juxtaposes the Comus Formation in the hanging wall against the Preble Formation in the footwall.
A Cretaceous aged (90 – 92 million years ago) granodiorite stock intrudes the Paleozoic section in the southern half of the Osgood Mountains. Emplacement of the stock resulted in the formation of an irregular contact metamorphic aureole, which extends as much as 10,000 feet from the intrusive contact. The metamorphic event resulted in the formation of maroon-colored, biotite-cordierite hornfels in the Upper Preble Formation and chiastolite hornfels in the Upper Comus Formation within much of the Granite Creek Property area. Several tungsten-bearing skarn deposits were also formed along the margins of the stock. Two tungsten skarns are on the Granite Creek Property.
Mineralization on the Granite Creek Property exhibits strong structural control. A wide variety of mineralized structural orientations have been documented. The most important structural feature on the Granite Creek Property is the network of faults that border the escarpment marking the southern and eastern edge of the Osgood granodiorite. The fault system can be divided into three structural and stratigraphically mineralized zones, with each mineralized zone defined by one or more major structural elements. These are referred to as the Range Front, CX and Mag zones. Sedimentary rocks in the vicinity of this system generally dip steeply (easterly) away from the contacts of the granodiorite.

Mineralization
Underground mineralization associated with the CX and Range Front fault typically strikes northeast to north-northeast, with moderate to subvertical dip and thickness varying between 5 feet to 30 feet. High-grade gold mineralized zones are moderately discontinuous and occur within near-vertical pipe-like bodies at fault intersections and along fault parallel structural corridors. Gold mineralization is characterized by pervasive sulphide that consists of two stages of pyrite development, an early non-ore pyrite stage and a gold-bearing arsenian pyrite stage. Megascopically, the gold-bearing pyrite is typically dull brassy to black in color and very fine-grained. Pyrite may also be associated with remobilized carbon, imparting a "sooty" appearance to the pyrite. Gold is primarily contained in pyrite as microscopic inclusions or found in arsenian-pyrite rims around fine pyrite grains. Gold mineralization can be found in multiple styles, including fine sulphide associated with quartz veining and brecciation.
Gold mineralization at the Granite Creek Property is primarily hosted by the Upper and Lower Comus Formations, which consist of interbedded shale, siltstone and limestone. The Upper Comus is the primary host lithology in the Mag zone and currently is host to the majority of surface resources at the deposit. The Upper Comus is also locally mineralized within the A, B, C, CX, CX-West and portions of the Range Front zone. The Lower Comus hosts the majority of the higher-grade underground resources.
The Preble rocks are a poor host for gold mineralization but do contain localized gold concentrations where they have been brecciated and are adjacent to major hydrothermal conduits.
Oxide mineralization includes pervasive limonite and hematite, along with other iron and arsenic oxides. Oxidation is extensive in the CX fault system, occurring along the entire length of the zone and penetrating to a depth of 1,500 feet. Within the Range Front fault system, oxidation is more variable than within the CX fault system. In some fault and shear zones, oxidation may be present to depths of 1,800 feet, whereas in others it may only reach to depths of < 500 feet.
Mag Pit Mineralization
Gold mineralization within the Mag pit is hosted by interbedded carbonate and shale of the Upper Comus Formation. The mineralized zone has a north-northwest orientation, sub-parallel to the Mag fault, dips to the east-northeast and plunges to the south-southeast. The orebody is tabular, has a strike length of approximately 2,500 feet, varies from 200 to 400 feet in width, and ranges in depth from 250 to 300 feet. Higher grade zones are localized along high-angle northwest or northeast-trending faults. Mineralization within the Mag deposit is more disseminated and lower grade than the Range Front, CX and Ogee zones.
Gold mineralization is spatially associated with decarbonatization, kaolinization, white kaolinite fracture-filling, silicification and quartz veinlets. With the exception of massive limestones, the original carbonate content of the host lithologies was removed during decarbonatization, leaving a porous silty textured rock.
Underground Mineralized Zones
Two areas of high-grade gold mineralization at the deposit are amenable to underground mining methods, as shown by previous operators. These include the Range Front-Ogee zone and the CX zone. The Range Front-Ogee zone is located along and adjacent to the range-bounding fault zone, and the CX Zone is within the CX open pit that was mined historically.

Range Front-Ogee Zone
The Range Front zone mineralization consists of discontinuous occurrences of pervasive argillization and decarbonatization within host rock lithologies. Silicification is minor, with carbonate alteration (calcite) occurring along the borders of fault zones. Karst and dissolution breccias that occur along bedding and structural intersections within the Lower Comus Formation are particularly receptive to mineralization. The Ogee zone, which is a near vertical, pipe-like mineralization shoot, occurs at the intersection of the CX-West and Ogee faults. The upper Ogee zone is characterized by strong iron oxide staining, whereas the lower portion of the zone, which is hosted by the Lower Comus Formation, consists of decarbonatized limestone-siltstone dissolution breccia. Below the 4,650-foot elevation within the Ogee zone, sulfide mineralization becomes prevalent. The zone has a strike length of approximately 350 feet, a vertical extent of 600 feet and averages 30 feet in width.
The Range Front fault bounds the eastern front of the Osgood Mountains. Mineralization hosted within the Range Front fault has a strike length of 4,000 feet, a down dip extent of 3,000 feet and averages 100 feet in thickness. Higher grade gold mineralization within the zone is discontinuous, with strike lengths between 40 and 200 feet and thicknesses varying from 10 to over 60 feet.
Gold mineralization along the CX-West fault zone strikes approximately northeast, dips steeply to the north-northwest and has a strike length of approximately 3,000 feet. The mineralized zone averaged approximately 100 feet in width and occurred primarily along the fault contact between the Upper and Lower Comus Formations.
The Linehole Fault zone consists of two fault strands, the Linehole North fault and the Linehole fault. The Linehole North fault is the extension of the Linehole fault north of the intersection with the CX-West fault, and the Linehole fault the extension to the south of the intersection with the CX-West fault. The Linehole mineralization strikes to the northeast, has a strike length of approximately 4,500 feet and a downdip extent of 1,800 feet. Mineralization averages approximately 15 feet in width.
The Adams Peak Shear is a broad structural zone that strikes to the northeast and dips to the northwest. Mineralization within the shear is highly variable, consisting of multiple strands within the structural zone. The mineralization has a strike length of approximately 1,500 feet and continues down dip to the intersection with the Range Front fault. The average width of mineralization is approximately 125 feet.
The Otto Stope fault is located between the CX-West and Linehole faults. The mineralization has a strike length of approximately 2,000 feet and an average thickness of 10 feet.
CX Zone
The CX zone mineralization can be described as a series of discontinuous occurrences of pervasive argillization and decarbonatization within karst and dissolution breccias along bedding and structural intersections within the Lower Comus Formation. Silicification is minor, and carbonate alteration (calcite) is common along fault zones. Dissolution breccias formed in the CX zone are structurally controlled and reflect the geometry of the individual faults.
The CX fault is a zone of continuous mineralization with a strike length of approximately 4,500 feet and a width ranging between 10 and 100 feet. Mineralization has a down-dip extent of 1,300 feet as defined by exploration drilling. The following faults either cut or control the orientation of the mineralization in the CX Zone.
•The SOS fault has an average width of 10 feet and a strike length of 1,400 feet, and extends down-dip to its intersection with the CX Fault.
•The CX fault hanging wall splays extend between the CX and SOS faults for approximately 500 feet and have an average thickness of 15 feet. They extend down-dip to their intersection with the CX Fault.

•The CX fault footwall splay has a strike length of approximately 500 feet, averages 20 feet in width and extends down-dip for 750 feet.
•The SOS dike has an average thickness of 15 feet, a strike length of approximately 2,700 feet and extends down-dip to its intersection with the CX fault.
•The SOS Cross fault strikes between the SOS fault and the SOS dike for approximately 700 feet, extends down-dip to its intersection with the CX fault and has an average width of five feet.
Deposit Types
The structural setting, alteration mineralogy and mineralization characteristics of the deposit is consistent with Carlin-type deposits.
Exploration
As of the effective date of the Granite Creek Report, no exploration work has been conducted by the Corporation. This section discusses exploration undertaken by previous owners.
Geophysical Surveys
Numerous geophysical surveys have been conducted on the Granite Creek Property, including both regional and detailed surveys. The regional surveys included gravity and aeromagnetics. Detailed surveys involved mostly electromagnetic techniques and included induced polarization ("IP"), electromagnetics ("EM"), magneto tellurics ("MT") and controlled source audio-frequency magneto tellurics ("CSAMT") surveys. The techniques used at the Granite Creek Property include:
•Airborne EM and magnetics completed by the U.S. Geological Survey (USGS) at quarter-mile line spacing throughout much of the Getchell trend.
•Ground-based magnetics over the CX zone completed in 1970 by Cordex.
•Regional gravity surveys, both public and private, compiled by Homestake in 1997.
•Ground-based magnetic survey at the north edge of the Mag pit completed in 1998 by Homestake.
•Several generations of audio-frequency MT (EM, IP, CSAMT) completed by PMC.
•Several CSAMT lines completed by Homestake between 1998 and 2000.
•Several EM lines completed by Homestake in 2000.
•A detailed gravity survey over the Granite Creek Property conducted by Magee Geophysical Services, LLC of Reno, Nevada in October 2006, during which a total of 2,587 gravity readings were acquired using a 100-meter station spacing covering approximately 27 square kilometers. The results were interpreted by Fritz Geophysics in 2007. In 2008, Barrick interpreted the geophysical survey data at Pinson and used the results to target exploration drilling.
Underground Drifting / Evaluation
A small exploration drifting program was conducted on the upper "B" zone by Cordex in the 1970s to conduct bulk testing. Results from this program are unavailable.
In May 2005, Small Mine Development ("SMD") of Boise, Idaho, was contracted by Atna to drive exploration drifts, crosscuts and develop drill stations to complete Atna's evaluation of the Range Front resource area. Both the Range Front and CX resource areas were of interest in Atna's program.

The underground development work completed 1,988 feet of 14-foot by 16-foot adit, 378 feet of decline and six diamond drill stations. A small mineability test was also carried out on the newly defined Ogee Zone to evaluate the potential conditions for future stoping. Approximately 400 short tons of material were extracted during this test. The results indicated the possibility of drift and fill as a potential mining method.
During 2008, approximately 693 feet of development drifting was completed, and significant geological data recorded in the Range Front zone. However, no data on ground conditions was acquired. This data was not collected because it was anticipated that ground conditions would be similar to those encountered at the Getchell mine, and mineralization would be exploitable by underhand drift and fill stoping methods.
Trenching and Sampling
Atna channel sampled 14 ribs in the Ogee Zone and sent 74 rib and face samples out for assay. Assays from the samples indicated that no high-grade mineralization was encountered except where the main drift intersected the Ogee zone on the 4770 elevation.
Drilling
As of the effective date of the Granite Creek Report, the Corporation had conducted no drilling on the Granite Creek Property. The drill results that follow are from previous operators. The authors concluded that there are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.
Since 1970, a total of 2,083 drillholes totaling 955,747.9 feet have been drilled within the Granite Creek Property area. PMC and its predecessors, Rayrock Mines and Cordex, account for most of these holes: 1,434 holes totaling 554,435 feet. Homestake drilled 165 holes totaling 160,207.7 feet and Barrick drilled 106 holes totaling 101,345.1 feet. Both companies acted as operators for PMC. Atna, the last company to operate at the Granite Creek mine, drilled 318 holes totaling 119,074.1 feet.
The following table presents a summary of drilling at the Granite Creek Property.
Summary of Drilling on the Granite Creek Property Since 1970

Company	Surface RC		Surface Core		UG RC		UG Core		Total Holes	Total Footage
	# Holes	Footage (feet)	# Holes	Footage (feet)	# Holes	Footage (feet)	# Holes	Footage (feet)
PMC	1,426	546,313.0	8	8,122.0					1,434	554,435.0
PMC (Homestake)	136	108,335.0	29	51,872.7					165	160,207.7
PMC (Barrick)	39	35,645.0	67	65,700.1	4	930.0	56	19,756.0	166	122,031.1
Atna	29	18,672.0	65	52,847.6	176	32,068.0	48	15,486.5	318	119,074.1
Total	1,630	708,965.0	169	178,542.4	180	32,998.0	104	35,242.5	2,083	955,747.9

Notes:
(1)RC = reverse circulation, UG = underground.

1970 to 1996 – PMC Drilling
Many holes drilled by PMC during this time period were development holes drilled in and adjacent to existing pits. Over 1,400 holes were drilled within the A, B, C, CX, Mag, CX-West, Felix and Blue Bell pit areas. Many of these holes were drilled vertically, and all but eight were either conventional rotary or RC. The eight core holes that were drilled (8,122 feet) were in the B, C, CX and Mag pit areas to test stratigraphy, metallurgy or deep mineralized structures.
1997 to 2000 – PMC Drilling (Homestake)
Between 1997 and 2000, 165 holes were drilled by Homestake, as the operator for PMC. Of the 165 holes drilled, 136 (108,335 feet) were directed into the CX and Range Front fault system.
2003 – PMC Drilling (Barrick)
Four exploration holes were drilled by Barrick, operator at the time for PMC, to test extensions of the CX fault zone near its projected intersection with the Mag pit fault system. The drilling did not identify significant mineralized zones and no additional work was conducted by Barrick.
2004 – Atna Drilling
The drilling by Atna in 2004 followed up on mineralized zones previously identified by PMC and Homestake. Thirty-one holes totaling 29,739.5 feet were drilled. These holes were comprised of four RC holes totaling 2,217 feet and 27 core holes totaling 27,522.5 feet. Of the 31 holes drilled, 13 holes (13,000 feet) were drilled into the CX fault zone and 18 holes (16,739.5 feet) were drilled into the Range Front fault zone.
2005 to 2006 – Atna Drilling
The objective of the 2005 to 2006 drilling program was to define and delineate Measured and Indicated gold Mineral Resources in the upper portions of the Range Front fault zone where Atna had outlined a 1,000-foot long by 200- to 500-foot thick mineralized zone during its 2004 drilling program. The drilling program was designed to test the upper Range Front zone between the 5,000 and 4,400 feet above mean sea level ("amsl") elevations. The program used both surface and underground drilling to delineate the zone. A total of 107 drillholes (55,180.1 feet) were drilled between 2005 and 2006.
Surface drilling began in May 2005. The majority of these holes were core holes which were pre-collared via RC drilling and completed with core drilling. Fifty-nine drillholes, totaling 39,693.6 feet of drilling, were completed from surface.
Underground drilling began in September 2005 after drifting was completed and underground drill rigs became available. In total, 48 holes aggregating 15,486.5 feet of underground drilling were completed in the Ogee, CX-West and Range Front targets.
2007 – PMC Drilling (Barrick)
In August 2007, surface exploration and development drilling began using an Eklund RC drill rig and a Major Drilling core rig. Targets tested included portions of the CX and Range Front fault, Ogee zone and the HPR104 area. The HPR104 area is north of the Granite Creek mine.
Twenty-three surface holes (18,916.2 feet) were completed during the latter part of 2007. The results of the drilling were disappointing in that only thin, sub-economic zones of underground mining gold grades were intersected.

2008 – PMC Drilling (Barrick)
Surface drilling began in January 2008 with three core drills and one RC drill testing areas north of the CX-West pit. The core drilling was focused on completing holes pre-collared by RC drilling in 2007 and testing the deep potential of the Getchell fault system north of the Granite Creek mine, which had associated gravity and MT anomalies. RC drilling was primarily focused on pre-collaring holes for follow up core drilling north of the CX / CX-West pits. Surface core drilling was completed in April 2008. RC drilling continued throughout 2008, with the focus on drilling pilot holes for potential dewatering well locations.
Underground exploration began in April 2008. SMD was contracted to rehabilitate existing underground workings and drive exploration headings into the Ogee and CX zones. SMD supplied an underground RC drill for closely spaced definition drilling, and Connors Drilling was contracted to conduct underground core drilling. The SMD contract was terminated in May 2008. Connors Drilling remained onsite and brought in a second underground core rig in mid-July. Both core rigs continued operation through mid-December, testing the Ogee zone and conducting widely spaced drilling within the Range Front zone.
In August 2008, a second surface drilling program was initiated to twin RC holes in key areas of the resource suspected of having downhole contamination. Two core rigs and one RC rig (to pre-collar holes) were utilized. A third surface core rig was also brought in to complete one deep hole to test the Mag fault-Delaney fault intersection south of the resource area. The drilling program was completed in mid-December and all drilling equipment removed from site.
During 2008, total surface drilling included 29 RC holes totaling 27,370 feet and 50 core holes totaling 48,715.6 feet. Underground drilling included four RC holes for 930 feet and 56 core holes totaling 19,756 feet.
During the 2008 drilling program, eight holes were drilled north of the Pinson deposit resource area. These holes were designed to twin earlier PMC drilling that were drilled to test the intersection of the Range Front and Linehole faults. The results of the initial drilling could not reproduce the thick low-grade intercept identified in an earlier hole, HPR104. This was considered to constitute downhole contamination in hole HPR104, and the hole was removed from the database. A second round of core drilling did intersect thin, higher-grade mineralization. Hole BPIN-008 intercepted 21.5 feet grading 0.620 opt at a depth of 1,378 feet. This mineralization appeared to be structurally controlled by the intersection of the Linehole fault and the Upper / Lower Comus contact 900 feet northeast of the main portal.
Two deep drillholes, BPIN-010C and BPIN-011A, were drilled in 2008. Hole BPIN-010C was drilled to a depth of 2,845.5 feet and was designed to test the Lower Comus Formation adjacent to structures identified from a 2006 gravity survey. The hole bottomed in Upper Preble Formation and assay results proved negative. Hole BPIN-011A was drilled to a depth of 2,778 feet and ended in argillite and shale of the Upper Comus. The hole was designed to test the projected intersection of the Mag and Delaney faults. Analyses of chip samples indicated a 60-foot zone of low-grade gold (0.029 opt) at 1,440 feet hosted in silicified Upper Comus claystone and shale. Subsequent analyses of core from the entire hole indicated narrow zones of mineralization associated with decarbonatization and pyritized sediments.
2012 – Atna Drilling
In 2012, Atna completed four PQ-size core holes, totaling 2,086.5 feet, to acquire samples for column leach testing from mineralized material within the Mag pit resource area. The holes were drilled along strike of the known mineralized zone, with each hole intersecting potential high-grade material. In addition to the metallurgical holes, an additional 56 underground exploration RC holes totaling 7,495 feet were drilled in the Ogee zone.
2013 to 2015 – Atna Drilling
Between 2012 and 2015, Atna completed 120 underground RC holes totaling 24,573 feet. These holes were designed to confirm continuity of mineralization and to delineate stope configuration within the Ogee zone for mining.

Sampling, Analysis and Data Verification
Sampling Methods and Approach
Drilling at the Granite Creek Property used both surface RC and core drilling along with underground core drilling. The RC drilling was used primarily to pre-collar holes to bedrock followed by core drilling. This was done to minimize costs by not core drilling through unmineralized material overlying the mineralized fault zones. Core drilling provides a higher confidence in sample quality versus RC drilling, along with providing additional data for engineering studies and detailed geologic definition of structurally controlled high-grade mineralized zones.
The primary objective of the drilling programs was to collect clean, uncontaminated representative samples that are correctly labeled when drilled and logged, and that can be accurately tracked from the drill rig to the assay laboratory. Both Atna and PMC (Barrick) exploration used similar sampling and analytical protocols.
Reverse Circulation Drilling
In this drilling method, cuttings produced by the bit are sent up the drill pipe into a cyclone at surface, where the sample is homogenized prior to collection. From the cyclone, the sample is processed through a rotary splitter that takes a representative split of the sample (usually a quarter split), sending a split portion to the sample port, with the remainder to the reject port. Samples are placed into 10-by-17-inch sample bags that have been clearly labeled with the drillhole number and a unique numbering sequence prepared beforehand using a spreadsheet. This spreadsheet helps in tracking bag numbers, footages drilled and quality control samples. A representative sample of each interval drilled is also preserved in chip trays that are clearly labeled with the hole number and drill interval for future reference.
Sample recovery for RC drilling is measured by weight of material collected, which is usually eight to ten pounds of material from the quarter split in a typical six-inch diameter hole. Historical RC sample recovery was excellent. Full five to ten-pound bags of sample were collected from every interval. The only exception were 15 samples out of 6,100 that were collected by Atna. The missing samples occurred in an isolated zone of badly broken ground.
Typical truck-mounted RC drill rigs use 20-foot drill rods, with samples collected in five-foot intervals. Both Atna and PMC used this sampling procedure in their drilling programs.
For each RC hole drilled, the drill crew was provided with a sequentially numbered set of sample bags. The outsides of the bags were marked with the drillhole number and a sample number.
To ensure that blanks and standards were inserted into the sample stream correctly (every tenth sample), several steps were taken. First, the sampler was provided with chip trays that were labelled with both the true footage and the corresponding bag number. Second, he was provided with an incompletely labeled set of sample bags that did not include bags for the standards or blanks. Third, since the total depth of the hole was not known prior to drilling, bags for duplicate samples (collected every 100 feet) were labeled with the letters "A", "B", "C", etc. and flagged with a tear-off paper tag.
Samples were allowed to drain/dry at the sample site, which was routinely visited by the geologist in charge of the drill program to ensure accurate numbering of the sample suite. Once drained and/or dried, the samples were re-located from the drill site to the shipment staging area, where personnel relabeled the bags containing the duplicate samples by assigning the correct sequential number. This ensured that they were "blind" to the laboratory personnel. The samples were then loaded into 4 x 4 x 3-foot wooden crates in preparation for pickup by the lab.
Representative rock chips for each 5-foot run were collected in clearly labeled 20 compartment plastic chip trays. These trays were taken to the logging trailer, where the geologist logged the chips with the aid of a binocular microscope. The geologist recorded lithology, mineralization, alteration and other pertinent features on a paper drill log. A schematic graphic log was also produced to aid in interpretation of the stratigraphic sequence.

Diamond Drilling
At the drill site, the drill crew was responsible for obtaining a complete and representative sample of the cored interval. This interval is usually five feet in length but may be shorter depending on how difficult the ground conditions are. Core is recovered from the core barrel via a wire line core tube, which may be outfitted with an inner "triple-tube".
For core obtained using a triple-tube system, the core was placed on a rack, and the drill crew recorded rock quality determination ("RQD") values on a worksheet and photographed the core. For holes drilled with conventional core barrels, RQD values were recorded later by a geologist from the core in the box.
At the drill site, once the RQD values were recorded and the core photographed, the drill crew placed the core in waxed cardboard boxes that were labeled with the company name, property, hole ID, box number and from-to footage. Core boxes were partitioned in five two-foot long sections totaling 10 feet in length. As core was drilled, it was placed in the core boxes in sequential order from top of the run to bottom of the run. A wooden block was inserted at the end of each run, and at the driller's discretion, to indicate problems with drilling, such as caving, voids or core tube mismatches. The last block of each run was marked with the ending footage on the thin edge of the block and two numbers on the larger surface.
If the core was not photographed for RQD purposes, the drillers marked the breaks they made to fit the core into the core boxes with the letter "M" on each side of the break, so it was not counted in the RQD analysis. After boxing, each core box was securely closed with elastic banding and loaded into the driller's vehicle for transport to the logging area, at which point it was unloaded and logged.
Core recovery is measured by the ratio of the length of drill core recovered versus the length of the drilled run and is expressed in percent. Core recovery was excellent, with greater than or equal to 99% core recovered. Where core loss was recorded, it amounted to less than two feet in zones where voids were present in the stratigraphy.
Once the core was logged, the geologist determined the sample intervals to be sent to the laboratory. The geologist adhered to a set of guidelines to better define boundaries between mineralized material and barren samples. Original core blocks, inserted by the driller to mark the end of a drill run, served as the primary sample boundary, subject to the rules below. Where a conflict existed between the inserted core blocks and the guidelines, the guidelines prevailed, and extra blocks were inserted by the geologist to compensate.
•A sample must not cross a geologic contact.
•A sample must not cross an obvious alteration boundary, including oxidation.
•A sample must not exceed seven feet long, and only be that long if it occurred in barren material, with five foot samples being the optimum.
•Any core blocks that do not mark a sample boundary, for whatever reason (such as "cave", "loss", "void", etc.) must be labelled in black marker for photographic visibility.
Each block that marked a sample boundary was outlined or highlighted in red marker, and the interval boundaries were entered into a sample sequence log. Sample intervals generally ranged from one to six feet in length and averaged 4.6 feet.
During the core sampling process, the sampler was provided with the geologic core log and the sample sequence to allow the sampler to have a better understanding of why and how the sample boundaries were picked, and to act as a check on the geologist's accuracy.
The condition of the rock and whether it was mineralized or not dictated the splitting method of the core. Unmineralized rock was split with a hydraulic splitter. Mineralized and silicified intervals were sawn with a water-cooled diamond-bladed rock saw. Mineralized un-silicified intervals were also typically sawn, but in some instances split with the hydraulic splitter. Broken mineralized core was separated and divided into two equal portions.
To avoid sampling bias, whenever possible, the core was sawn or split perpendicular to the trace of visible bedding. The portion of the core to be saved was placed in the core box in its original position with the core blocks in place, and the box was rubber banded for additional security. The sampled half of the split core was bagged, and the bags were placed in 4 x 4 x 3-foot wooden crates for shipment to the laboratory. The remaining core was palletized, covered with tarps and moved to industrial shelving on an outdoor cement pad for storage and reference. It is unknown if this storage facility was secure.
Once the core was received at the logging facility, it was arranged sequentially from top of the hole to bottom of the hole.
Data captured on paper drill logs included footage of the core runs, lithology, alteration, major structural features, bedding dips and fractures. A horizontal line was drawn across the log, indicating footage where core blocks were present within the drilled core. Footage of core cut and recovery were also recorded. Intervals with no recovery were indicated on the drill log by horizontal lines crossing the entire page, with a blanked-out zone of "no information" making it readily apparent where information was missing.
Any discrepancies in the footage shown on the core blocks or in core recovery were noted by the logging geologist on the log. Where there was missing core, additional core blocks were inserted by the geologist reflecting the missing interval and a cursory explanation written on the core block stating why the interval was missing.
Graphic logs of the lithology were also produced to reflect the major rock types using conventional or agreed upon symbols. Major structural features, including contact relationships, dips and fractures, bedding and veins, were plotted on the log and described as angle from core axis. Alteration and mineralization styles were also recorded, along with a description of the lithology.
Sample Security
Methods for securing samples by companies conducting work at the Granite Creek Property prior to the formation of PMC are unknown. Between 1970 and 1996, during which time PMC was actively mining at the Granite Creek Property, samples were sent to the mine laboratory for analyses. It is not known what provisions PMC employed for sample security.
When Homestake operated PMC, samples were picked up and transported to the laboratory by ALS Chemex ("ALS") as part of the chain of custody. In 2003 and from 2007 to 2008, Barrick, as operator of PMC, conducted drilling programs. It is uncertain what protocols were employed by Barrick to ensure sample security.
Atna conducted exploration and development drilling between 2004 and 2006 and from 2012 to 2015. Once a set of samples was ready for shipment to the laboratory, the laboratory was contacted for a job number and a pickup time by the laboratory scheduler. It is unknown if samples were stored onsite or whether the sample storage area was secured. Both RC chips and core samples were placed in numbered bags and the bags placed in 4 x 4 x 3-foot wooden crates for shipping, along with a transmittal sheet indicating whether the samples were core or RC cuttings, the range of sample numbers and the total number of samples. In some instances, an Atna geologist travelling to Reno delivered samples to the lab.

Sample Preparation and Analysis
1970 to 1996 – PMC
Sample preparation procedures for the Granite Creek mine were not recorded.
PMC's standard assaying practice was to run assays using atomic absorption ("AA") methods. For all assays, this was generally done on a cyanide leach to aide in identifying leachable material. At some unknown point, PMC changed this to only run fire assay with AA finish on samples over 0.01 opt. Check assays were performed on high-grade zone samples at third-party laboratories. Detection limits for the PMC samples varied from <0.003 to <0.001 opt, depending on the age of the assay.
1997 to 2000 – PMC (Homestake)
When Homestake operated PMC, assays were analyzed by ALS in Reno, Nevada. Samples were prepared at the ALS lab as follows:
•Primary crush and mill to 80% passing -10 mesh.
•300-gram split of material for pulverization to 90% passing -150 mesh.
•30-gram split for digestion and assay.
Samples were assayed using the Au-AA23 fire assay method with AA finish. Analyses were reported in parts per billion ("ppb"). Samples reporting gold values greater than 10,000 ppb were re-assayed by fire assay with a gravimetric finish.
Detection limits for gold analyses performed by ALS were 5 ppb and 0.0005 opt. For statistical purposes, most of the Homestake holes that reported "detection limit" gold were converted to 2.5 ppb and 0.0003 opt. These values were subsequently converted back to -5 ppb and -0.0005 opt in the current database.
2000 to 2008 – PMC (Barrick)
American Assay Laboratories ("AAL") located in Sparks, Nevada was used by PMC (Barrick) to prepare and analyze samples generated from its drilling programs.
Samples were dried, weighed and crushed using either a roll or jaw crusher. A split of crushed material was pulverized for further analytical work. Samples were analyzed for gold using a one-assay ton (29.116 gram) fire assay with AA finish. Samples with a fire assay greater than 0.005 opt were subject to a cyanide soluble leach assay by AA spectroscopy to determine gold recovery and carbon and sulfur analysis for metallurgical evaluation. Samples returning an initial gold assay >5 parts per million ("ppm") were subject to fire assay with a gravimetric finish.
In addition to gold, PMC (Barrick) also had the samples analyzed for an additional 69 elements using an aqua regia digestion with an induced coupled plasma atomic emission spectroscopy. PMC (Barrick) employed its own internal quality assurance/quality control ("QA/QC") protocols. Once the assay results were received via email, the exploration database manager loaded the assay data into AcQuire database management software ("ACQ"). The ACQ software evaluated the gold values of the standards and flagged any standards that performed outside of acceptable limits. Failed standards were documented and reviewed by the geologist in charge of the project. Depending on the rate of failure, a selection of samples, or possibly the entire batch, was rejected and another round of analyses requested by the geologist.

When samples needed re-assaying, the lab was notified of the failures and a list of samples to be re-assayed were sent to the lab. Upon receipt of the results of the re-assayed samples by the database supervisor, they were loaded into ACQ and XY-scatter plots were generated for the geologist to review for approval or rejection. Should the second round of analyses be rejected, a third round would ensue until acceptable results were achieved. Check samples were also collected and sent to a second lab to evaluate potential laboratory bias. It is unknown which laboratories were used to analyze the check samples.
2004 to 2013 – Atna
Atna used Inspectorate American Laboratories ("IAL"), an ISO 9002-accredited facility located in Reno, Nevada, as their primary analytical lab for the Granite Creek Project. Sample preparation procedures used by IAL follow.
The samples were dried and weighed prior to crushing. Crushing used a two-stage process. Once the sample was dried, it was passed through a jaw crusher to reduce it to a uniform size. It then passed through a roll mill to reduce the sample to >80% passing -10 mesh. A 300-gram split of this material was obtained using a Jones riffle splitter. The split material was further reduced to >90% passing -150 mesh using a ring and puck pulverizer.
After pulverization, a 30-gram sample of pulp was taken and digested and analyzed for gold using standard fire assay with AA finish. Samples returning gold values greater than 3 grams per tonne ("g/t") were subjected to gravimetric analyses.
2011 to 2016 – Atna Underground
The new mine lab constructed adjacent to the administration building in 2012 was in operation from 2012 to 2016.
Underground samples were transported to the on-site laboratory by Atna personnel. Samples were logged in and checked against sample transmittal sheets. Samples were then dried and weighed before being passed through a small jaw crusher to minus 3/8-inch passing. Crushed material was then passed through a Jones splitter, multiple times if necessary, to produce a 200-gram to 300-gram sample split for pulverization. The pulp split was then transferred to the ring and puck pulverizer for grinding to 80% passing -150 mesh. Pulverized material was weighed out to a 30-gram fire assay sample charge.
Quality Assurance/Quality Control
QA/QC data has been compiled from available databases for all drilling activities completed since 2005. No QA/QC data is available for work occurring prior to this time.
Drilling programs completed at the Granite Creek Property between 2005 and 2015 included QA/QC monitoring programs, which comprised the insertion of certified reference materials ("CRMs"), blanks and duplicates into the sample streams on a batch by batch basis. The following table shows the insertion rates of QA/QC samples during this period.

QA/QC Insertion Rates – 2005 to 2015

Year	Company	CRMs	Blanks	Field Duplicates	QA/QC (1)
2005	Atna	3.6%	3.9%	0.3%	7.9%
2006		5.5%	5.4%	0.8%	11.7%
2007	Barrick	3.4%	2.9%	0.1%	6.4%
2008		2.3%	1.5%	1.1%	4.9%
2012		0.0%	0.0%	0.0%	0.0%
2013	Atna	0.0%	0.0%	0.0%	0.0%
2015		1.7%	0.0%	0.0%	1.7%
Total		2.7%	2.3%	0.7%	5.7%

Notes:
(1)Insertion rate for CRM, Blanks and Field Duplicates combined.
(2)Counts of individual samples. Multiple analyses types per sample (i.e., fire assay and gravimetric).
(3)Based on year drilled.
The authors of the Granite Creek Report reviewed the in-house QA/QC procedures for the Granite Creek Project between 2005 and 2015. The review generated the following discussion and analysis.
In general, the QA/QC sample insertion rates used fall below general accepted industry standards. For future exploration campaigns, standards, blanks and duplicates, including one standard, one duplicate and one blank sample, should be inserted every 20 interval samples, as is common within industry standards.
A total of 37 different CRMs were used at the Granite Creek Property between 2005 and 2015. A maximum of three to five different CRM samples would be adequate to monitor laboratory performance at the approximate cut-off grades, average grades and higher grades of the deposits. CRM samples show a reasonable level of accuracy, but poor to moderate precision when using standard deviations provided by the CRM supplier. This poor precision occurs in a number of CRMs from two laboratories over a period of four years. The authors were unable to definitively determine the cause of CRM high failure rate.
The authors reviewed and checked all blank samples in the database provided by the Corporation. A total of 1,249 blanks returned 270 excursion values, with a maximum value of 1.02 ppm gold. Apart from four samples, the remaining samples were below the probable lower limit of the cut-off grade, and 78.4% of the samples were below the detection limit. In the opinion of the authors, the blank sample results are acceptable and indicate no systemic contamination has occurred throughout the analytical process.
The duplicate sample results showed suboptimal performance, which may be a result of the heterogenous nature of mineralization, uncrushed sample and sampling variance. Overall duplicate samples appeared to be positively biased, with duplicate results returning higher grade than original samples.
Data Verification
The activities performed and methods employed by the authors to personally verify the data that forms part of the foundation of the Granite Creek Report included an on-site inspection of the project site and chip tray storage facility, check sampling and manual auditing of the project database. The authors noted no limitations nor failures to verify data.

Project Database
The authors of the Granite Creek Report performed a data validation of the drillhole database prepared by the Corporation for the deposit. The drillhole data was delivered to the authors as a separate .csv file that contained exploration and production collar locations, drill hole survey orientations, sample intervals with gold assays in ppm, geologic intervals with lithology, alteration type and alteration strength. The complete data set contained assays, collar and survey data for a total of 2,855 exploration holes (surface, underground and trench samples) and 695 production holes (surface and underground). The exploration assay file contained 212,839 gold assays. The production data assay file contained 1,477 gold assays.
Based on the review of the project database and all existing project documents and observations of the geology and mineralization at the Granite Creek Project during the site visit, the authors of the Granite Creek Report considered the lithology, mineralization and assay data contained in the project database to be reasonably accurate and suitable for use in estimating Mineral Resources.
Metallurgical Testwork Programs
Data verification activities were also performed for the metallurgical testing completed on the Granite Creek Project. The authors reviewed the sample selection and compositing used in the metallurgical testwork and found the selection of samples to be representative spatially with a spread of grades that is typical for the grades found in the Pinson deposit. The process for preparing sample composites was also reviewed and the selection of fresh core was found to be suitable for this level of study. The authors, while performing their data analysis, performed several mathematical tests to validate the metallurgical balances presented in the test work and found the data presented in the metallurgical reports to be consistent with practices performed by reputable independent test laboratories. Though much of the work is historical in nature, the authors concluded that the work appears to be professionally completed and is well documented, supported by production data and suitable for estimation of heap leach, carbon-in-pulp and toll autoclave mill gold recovery calculations.
Mineral Processing and Metallurgical Testing
Multiple metallurgical testwork programs were completed from 1999 to 2013 by metallurgical laboratories on behalf of Homestake and Atna. The test programs were completed on samples from the Mag and CX open pit deposits and the Ogee underground deposit. The programs included cyanide solubility testing, pregnant solution robbing ("preg-robbing") testing, bottle roll testing, percolation column testing, carbon-in-leach ("CIL") testing and autoclave testing. The last metallurgical testing on the Granite Creek Project was completed in 2013.
The following are the major conclusions from the testwork on the Mag and CX open pit samples:
•Many of the Mag pit samples had high preg-robbing factors (greater than 50%) due to carbonaceous material in the feed. The lack of representivity of the Mag pit samples presents a risk to gold recovery in the Mag pit due to variable preg-robbing characteristics of the feed material.
•Cyanide leach bottle roll tests were conducted on Mag pit samples using caustic soda ("NaOH") as an alternative to hydrated lime, as a method of treating material with preg-robbing characteristics. These tests demonstrated that raising the pH improved gold recovery and decreased cyanide consumption.
•A column leach test on a Mag pit sample showed that there was no gold recovery benefit in NaOH rather than lime (at the equivalent pH).
•Testwork on ground materials showed that Mag pit materials were amenable to CIL methods.
•Column leach tests on the Mag pit samples achieved gold recoveries in the range of 19% to 82%.
•Column leach tests on the CX pit samples achieved gold recoveries of 82%.

The following are the major conclusions from the testwork on the Ogee underground samples:
•Autoclave pre-treatment ahead of cyanide leach testwork was completed on the Ogee underground samples to treat refractory gold present in sulfide minerals. This testwork demonstrated significant increases in gold recovery relative to the baseline cyanide leach tests.
Tests on both underground and open pit material showed that there was a negative relationship between gold recovery and total sulfur grade. The relationship suggests that a higher sulfur head grade will have more refractory gold that will detrimentally impact gold recovery. There is not a direct correlation as not all gold within the deposits have a direct association with sulfide sulfur. The presence of total organic carbon also masks the data.
Atna mined high grade mineralized material from the Ogee underground deposit between 2012 and 2013. This material was treated at Newmont Mining Corporation's Twin Creeks autoclave facility under a toll treatment agreement. Gold recoveries from the autoclave processing route ranged from 69.2% to 92.6%.
Sample Representivity
Many of the samples used for the metallurgical testwork were bulk samples that were collected underground or on the benches of the open pits. The precise location of these samples was not documented, although the samples were identified as to which pit the samples originated from. Mag pit and some C and CX samples did include some core drill samples that were well documented as to the precise drillhole location and interval.
Within each zone, drilling has been localized to relatively small portions of the deposit. The metallurgical response of the samples is likely to represent the general behavior of the zone, but sampling different areas of each zone to confirm the metallurgical response will reduce uncertainty. The lack of this metallurgical drilling remains a risk to the project. Additional targeted drilling in different zones is recommended to mitigate the risk.
Deleterious Elements
Both arsenic and mercury are present in the mineralization. This is very common in Nevada gold deposits. The arsenic is not cyanide soluble. However, the mercury is cyanide soluble and must be collected using an appropriate technology at any thermal device processing, stripping or regenerating carbon. Much like precious metals, the mercury will report to the carbon or zinc precipitate if Merrill-Crowe recovery methods are used.
Naturally occurring pregnant solution robbing organic carbon is also present within some of the materials at Pinson. This limits the applicable processing methods for these materials. High preg-robbing materials are not suitable for heap leaching and should be treated by CIL milling methods.
Any autoclave or roasting treatment for the underground refractory material will mobilize the arsenic. If there is adequate iron present within the autoclave discharge, the arsenic can be fixed as a ferric-arsenate. Any material treated by third party toll treatment will potentially be subject to additional charges for mercury, arsenic, sulfides and organic carbon.
Mineral Resource Estimates
The Pinson deposit, for the purposes of modelling and estimations, is broken into two areas: the open pit area and the underground area. The open pit area is the location of previous open pit mining and includes the A pit, B pit, CX pit and Mag pit. The underground area is considered separately from the open pit due to the narrow, vein-like structures associated with the resource.
The open pit and underground Mineral Resource estimates for the Granite Creek Property have been prepared following the guidelines of NI 43-101 and in conformity with generally accepted "CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines 2019". Mineral Resources have been classified in accordance with the "Definition Standards for Mineral Resources and Mineral Reserves" adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Council on May 10, 2014. The Mineral Resource estimates include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves under the CIM definition standards. Readers are advised that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability, and there is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves. The Granite Creek Property presently has no Mineral Reserves. Whittle pit optimization was applied to the open pit Mineral Resource estimate to assess the reasonable prospects for economic extraction for the resource.
The Mineral Resource estimates presented herein are based on the current drillhole database for the Pinson deposit, previously mined out volumes and backfilled volumes. The authors performed a data validation of the drill hole database prepared by the Corporation and determined it to be of suitable accuracy to perform a Mineral Resource estimate for the Granite Creek Property. More detail regarding the validation of the drill hole database can be found under the heading "Data Validation" in this Schedule "B".
The tables below summarize the current open pit and underground Mineral Resource estimates for the Granite Creek Property. The estimates were prepared by Terre Lane and reviewed by Dr. Hamid Samari, both of Global Resource Engineering Ltd. Ms. Lane and Dr. Samari are "independent" and "qualified persons" as defined in NI 43-101. The Mineral Resource estimates have an effective date of May 4, 2021.
Open Pit Mineral Resource Estimate

Class	Zone	Total Process Material (1000s tonnes)	Total Contained Gold (1000s oz)	Gold Grade (g/t)
Measured	B Pit	2,584	119	1.44
	A Pit	281	15	1.61
	CX Pit	9,447	436	1.44
	Mag Pit	8,546	418	1.52
	Total	20,857	988	1.47
Inferred	B Pit	272	12	1.34
	A Pit	504	14	0.89
	CX Pit	2,393	107	1.39
	Mag Pit	4,279	171	1.24
	Total	7,448	304	1.27
Measured and Indicated	B Pit	2,856	131	1.43
	A Pit	785	29	1.14
	CX Pit	11,840	543	1.43
	Mag Pit	12,824	588	1.43
	Total	28,306	1,291	1.42
Inferred	B Pit	23	1	0.74
	A Pit	120	2	0.62
	CX Pit	1,100	46	1.29
	Mag Pit	288	13	1.42
	Total	1,531	62	1.26

Notes:
(1)The effective date of the Mineral Resource estimate is May 4, 2021.
(2)Terre Lane (QP-MMSA) and Hamid Samari (QP-MMSA) of Global Resource Engineering Ltd. are the "qualified persons" for the estimate, as defined by NI 43-101.
(3)Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(4)Mineral resources are reported at a gold grade cut-off of 0.35 g/t, an assumed gold price of $1,800 per troy ounce using variable recovery, a slope angle of 41 degrees, 6% royalty, heap leach processing cost of $9.92 per tonne (includes admin) and CIL processing cost of $17.63 per tonne (includes admin).
Underground Mineral Resource Estimate

Resource Class	Total Process Material (1000s tonnes)	Total Contained Gold (1000s oz)	Gold Grade (g/t)
Measured	483	156	10.07
Indicated	525	181	10.70
Measured and Indicated	1,008	337	10.40
Inferred	741	319	13.41

Notes:
(1)The effective date of the Mineral Resource estimate is May 4, 2021.
(2)Terre Lane (QP-MMSA) and Hamid Samari (QP-MMSA) of Global Resource Engineering Ltd. are the "qualified persons" for the estimate, as defined by NI 43-101.
(3)Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)Mineral resources are reported at a gold grade cut-off of 5 g/t, an assumed gold price of $1,600 per troy ounce, mining cost of $100 per tonne, process cost of $106 per tonne and recovery of 92%.
(5)Figures are rounded and may show apparent errors in subtotals.
The authors are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other similar factors that could materially affect the stated Mineral Resource estimates.
Mining Methods
Open Pit
The Granite Creek Project will employ conventional open pit mining techniques using front end loaders and rear dump rigid frame haul trucks. Open pit material will be treated using heap leach or CIL techniques, depending on grade and recovery of the material being processed. The mine plan is designed to deliver an average of 8,500 tonnes of high-grade heap leach material per day from the open pit to the crusher, which will then be stacked on the heap leach pad, and 3,000 tonnes per day of CIL material to the mill. The average daily waste production rate over the life of the mine is 80,700 tonnes per day. Waste material will be either placed on waste rock storage facilities or as backfill in previously mined open pits.
There are three distinct open pit production areas on the Granite Creek Project: B pit, CX pit and Mag pit. The CX and Mag pits were each designed with three phases, for a total of seven mining phases for the project. The production pits will be sequentially mined with minor overlap of simultaneous production dependent on short term scheduling needs. The proposed mining sequence begins with pit B and is shown in the table below.

Summary of Pit Phases

Pit / Phase	Start Day	End Day
Pit B	-125	190
CX Phase 1	-218	620
CX Phase 2	252	756
CX Phase 3	756	1,104
MAG Phase A	1,008	1,171
MAG Phase B	959	1,642
MAG Phase C	1,326	2,233
The authors of the Granite Creek Report prepared a base case pit resource estimate using a cut-off rate of 0.55 g/t for high grade material and 0.35 g/t for low grade to high grade material. The resource estimate assumes the use of both heap leach and CIL processing at the project. A preliminary mining schedule was then generated from the base case pit resource estimate. The schedule is based on a mining rate of 11,000 tonnes per day and assumes the project will operate on two 12-hour shifts, 365 days per year. The preliminary mining schedule for the Granite Creek open pit resource is illustrated below.
Open Pit Base Case Mine Schedule
Fresh mineralized material and waste rock is comprised of a mix of shale, limestone, dolomite, conglomerates and granodiorite. All of this material will require drilling and blasting prior to excavation. Some areas within the pits to be excavated consist of alluvium or previous backfill; those areas will not require drilling and blasting, except to the extent drill holes are needed for grade control. Drilling and blasting will employ conventional techniques, which will entail drilling 7-inch diameter blastholes spaced on 18-foot centers. The rock will be blasted with ammonium nitrate fuel oil ("ANFO") blasting agent initiated with shock tube, boosters and nonel blasting caps. Potential noise and dust from blasting is not anticipated to impact the surrounding community due to the Granite Creek Project's remote location far away from residential or commercial structures.

To store the waste material generated during mining activities, two waste rock piles are proposed. The waste piles will be located south of the CX pit and east of the Mag pit. Additionally, as mining progresses, waste rock will be backfilled into portions of the mined-out B and CX pits. These locations have been selected to minimize hauling distances and disturbed acreage. Up to approximately 108 million tonnes of waste rock will be mined and placed into the waste rock piles and approximately 100 million tonnes will be backfilled into mined out pits.
The conceptual mine layout developed by the authors also contemplates the construction of a heap leach facility and a tailings storage facility. The heap leach facility will have a maximum capacity of 23.5 million tonnes and will be located on the northeast corner of the current property boundary. The heap leach facility will consist of a heap leach pad, liner system, leachate (solution) collection system, storm pond, stormwater management system and freshwater supply. The dry stack tailings storage facility will have a maximum capacity of 8.1 million tonnes and will be located on the southwest corner of the current property boundary.
Underground
The Granite Creek Project has a zone of high grade material suitable for underground mining. Three methods were considered for the underground resource, each having a situational usefulness that can be applied when certain criteria are met:
•Overhand Cut and Fill: Overhand cut and fill will be used when the ground is stable. The underground mining method will involve mining stopes sized 50 feet in height and 100 feet in length. Mining is fully mechanized with mobile equipment. Development required to access stopes consists of ramps, level drifts and ventilation excavations. The previous underground workings at the site will provide initial access and fulfill ventilation requirements in the early stages of the mine.
•Underhand Cut and Fill: Underhand cut and fill will be used when the ground conditions are very poor. The reason being that mining work takes place under a cemented, reinforced backfill that will remain intact when the surrounding wall rock fails. This method costs more, but is a far safer alternative.
•Longhole Stoping: Longhole stoping will be used when rock quality is good and the average stope width is wide enough to allow full stope recovery. Alternative bulk underground mining methods that can be used include longhole stoping with delayed fill and AVOCA stoping methods.
Preliminary schedules for the production and development of the underground resource are set out below. The schedules assume the mine will operate on two 12-hour shifts, 365 days per year.
Underground Production by Year

	-1	1	2	3	4	5
Waste (tonnes)	160,393	141,021	66,700	236,837	45,306	3,657
Ore (tonnes)	0	397,762	397,762	397,762	314,570	25,822
Gold (grams)	0	3,058,743	3,439,258	3,525,345	2,503,833	220,824
Gold (ounces)	0	98,341	110,575	113,342	80,500	7,100
Ore (tonnes per day)	0	1,090	1,090	1,090	862	71
Gold (grams per day)	0.00	7.69	8.65	8.86	7.96	8.55

Length of Underground Development Types by Year

	-2	-1	1	2	3	4	5
Ramp (meters)	0	2,549	823	0	2,530	370	0
Vent Raise (meters)	0	167	226	78	168	36	0
Level Access (meters)	0	753	2,032	1,358	2,341	557	76
Vent Access (meters)	0	17	53	22	41	12	0
Production Drift (meters)	0	564	1,882	2,115	2,278	1,254	115
Production is scheduled to take stopes near or directly adjacent to existing underground development for an economically advantageous low cost of development. Development is sequenced to ensure that all necessary excavations are complete before production on a given level begins.
Horizontal development and production drilling will be done with jumbo drill rigs. However, the drilling pattern for development and production will be different. Blasting will utilize a mixture of ANFO and emulsion. The ANFO will be loaded into holes using a pneumatic loader, and the emulsion will be packaged in sticks to allow loading. Blasting will be initiated using blasting caps, boosters and detonation cord. Mucking will be done with load-haul-dump ("LHD") equipment. The LHD will muck the working face by tramming to a muck bay, where material will be rehandled and loaded into a haul truck that hauls to the surface.
Underground development and production will take place below the groundwater table. It is expected that as the workings progress deeper, the flow rate will increase. Seasonal changes will affect the groundwater inflow, but this will be largely limited to shallower workings. Dewatering pumps will be needed to remove groundwater, and groundwater discharge will need to be managed as per applicable local laws and regulations.
The current ventilation plan is designed to supply fresh air down the ramp to active areas and to exhaust through vent raises using two 150-horsepower main fans per mining area. The number and size of ventilation fans is based on the number of active faces and total horsepower of major equipment.
Processing and Recovery Operations
Heap Leach Process
The Granite Creek Project will employ open pit mining with a conventional heap leach system on a 365 day per year, 24 hour per day basis. The heap leach will use crushed run-of-mine ("ROM") material at a nominal size of 2 inches. The crushed material will be agglomerated with lime and cement, as necessary, and transported to the heap leach via conveyor belt.
The heap leach will consist of a suitable area lined with a containment system, typically a linear low-density polyethylene liner with an over liner of sized material to facilitate drainage and to protect the liner during initial stacking. Drainage pipes will be placed within this over liner to conduct the leach solution to the centralized solution collection ponds. The crushed material would be stacked in lifts on the lined pad by a radial stacker. The stacker will be fed by a series of jump or grasshopper conveyors that will be fed from the agglomeration. The lifts are targeted at 20 feet in height, with a total heap height of 200 feet. Once a suitable area has been stacked ("cell"), the cell will be irrigated with dilute cyanide solution. Stacking will continue to advance, and each area irrigated with cyanide solution for a set period. The solution leaches gold and silver from the heap materials and is transported to the recovery circuit as pregnant leach solution.
This pregnant leach solution will be collected in a dedicated pond and either recirculated or processed in the Adsorption-Desorption-Recovery plant. The gold in the solution will be collected on activated carbon in a series of five carbon-in-column ("CIC") vessels. The depleted "barren" solution will report back to the heap leach barren pond and have the reagent levels adjusted prior to being recirculated back to the heap.

Once the gold level on the carbon in the CIC circuit reaches a specific setpoint (e.g., 3,000 g/t in the lead column), the carbon is advanced and a set amount removed for gold recovery. Gold recovery will take place through stripping the activated carbon using a specifically designed process (ZADRA or Anglo American Research Laboratory are typical). The gold will be stripped from the carbon into an enriched solution that reports to an electrowinning circuit where the gold is recovered as a sludge that is ultimately smelted into high purity gold bars.
The heap leach is typically designed to have multiple lifts installed. Each new lift goes on top of the last lift until the heap reaches its ultimate height. The Pinson heap leach is targeting 200 feet. The configuration of the heap leach is heavily dependent on the permeability characteristics of the material, the terrain available and the geotechnical aspects of the site.
CIL Process
The Granite Creek Project will employ open pit mining with a CIL system on a 365 day per year, 24 hour per day basis. The CIL circuit will use crushed ROM material at a nominal size of approximately 1/2 inch. Crushed material will advance to a ball mill, where lime will be added to control pH levels in the CIL circuit.
A pre-leach thickener will then be used to thicken the ground material and flocculant will be added to improve settling rates. The thickener underflow will then be pumped to a series of CIL tanks in which the slurry flows sequentially. As gold is extracted via cyanidation, it is quickly adsorbed onto carbon. Carbon will flow counter-current to the slurry and be recovered in the first tank. The loaded carbon will then be treated with an acid wash to remove any deposits and will be pumped to an elution column. A stripping solution strips gold off the loaded carbon. The pregnant solution will be pumped to the electrowinning process and the precious metal cathodes are smelted into dore bars.
A regeneration kiln is used for the reactivation of barren carbon from the elution column. This reactivated carbon is pumped back into the last CIL tank. Fresh carbon may be added to the regeneration kiln as well. Tailings from the CIL tanks are pumped to a thickener and are properly stored.
Infrastructure, Permitting and Compliance Activities
Project Infrastructure
The Granite Creek mine is a past operating mine, and as such, has a large portion of the necessary infrastructure in place. Existing infrastructure at the Granite Creek Property includes an office building, dry and warehouse facilities, a small shop facility and a lined stockpile area on the surface. The metallurgical laboratory is still on the project site, although the analytical equipment has been removed. Within the lab are offices, a wet lab, sample preparation and a fire assay area. In addition, there is a fully functional and operating truck scale adjacent to the office facility, which was used to weigh trucks when the underground material was toll treated by a third-party mill.
A paved county road (number 789) leads to the edge of the property with a short gravel section, less than one mile from the existing Granite Creek office building. A complete well maintained road system allows access to the historic open pits and underground mine in the CX Pit.
Four deep dewatering wells were drilled and cased at the property, two of which are currently being operated. Water from the dewatering system is discharged to one of two RIBs on the east side of the county road. There is also a process water well, which feeds a process water tank and distribution system.
Electrical infrastructure suitable for mine operations is installed. A 120 kV line feeds the mine-owned transformer, which is further stepped down to 13.8 kV, with available power estimated at 2 MW. Power to the underground operations is supplied at 480 V. There is a small transformer at the mine portal. All power lines to the underground mine and dewatering system are above ground and mounted on poles.

Over 9,000 feet of underground workings have been completed at the property. The mine is accessed through either of two portals, and dual egress has been established for most areas of the mine. Where dual egress is not possible, rescue chambers have been installed. Equipment is repaired in an underground mine shop. Air doors and a ventilation fan provide required air supply to the workings in compliance with Mine Safety and Health Administration standards.
Water Management
To manage excess water at the project site, the Granite Creek Project has four RIBs. These are closed basins surrounded by a berm, which allow for the infiltration of excess mine water. Two RIBs and associated pipelines have been constructed at the property. A total of four RIBs are permitted for the infiltration of 6,900 gallons per minute ("gpm") of water. This capacity can be used to dewater the pits, and will likely be sufficient for any reasonable scenario for underground dewatering at the Granite Creek Project. The authors suggested that, prior to anticipated demand, two more RIBs should be constructed.
There are many prior hydrogeologic studies of the Granite Creek site, and a long history of pit and underground dewatering. This experience has shown that the aquifers appear to be fairly low-yield with compartmentalized stored water and a relatively modest steady state inflow rate. There also appears to be an unconductive fault between the MAG and CX pit which limits flow between these nearby areas. This is observed by the fact that the water level in the MAG pit lake is higher than the water level in the CX pit and underground workings. In other words, pumping CX dry has not dried up MAG.
The proposed mine plan contemplates starting with the B and CX pits, with mining of the Mag pit scheduled to start in Year Three. Operations will need to manage the RIBs in such a way that the MAG pit can be dewatered prior to mining while maintaining a maximum water disposal rate of 6,900 gpm.
The RIBs still require some development. The Corporation committed to regulators that it would construct a RIB surge pond to remove sediments and stabilize flow, and that it would conduct an arsenic attenuation study. However, in lieu of the study, and with communication with the regulators, the Corporation has constructed a water treatment plant.
Environmental Permitting Requirements
Active Permits
Osgood LLC's underground exploration and mining activities are permitted under Reclamation Permit #0242 and Water Pollution Control Permits NEV2005102 and NEV2005103. Surface exploration disturbance within the plan boundary is permitted under Reclamation Permit #0047 and Plan of Operations NVN-064101. All permit monitoring requirements are up-to-date.
As of the date of the AIF, the major active permits held by Osgood LLC are presented in the table below. These permits do not permit on-site mineral processing, nor the large-scale storage of mine waste.

Granite Creek Project – Active Permits

Permit	Number	Agency
Granite Creek Mine Class II Air Quality Operating Permit	AQOP AP1041-3086.02	NDEP – Bureau of Air Pollution Control
Mercury Operating Permit to Construct (Currently De Minimis)	AQOP AP1041-3089	NDEP – Bureau of Air Pollution Control
Water Pollution Control Permit: Granite Creek Infiltration Project	NEV2005102	NDEP – Bureau of Mining Regulation and Reclamation
Water Pollution Control Permit: Granite Creek Mine	NEV2005103	NDEP – Bureau of Mining Regulation and Reclamation
Granite Creek Underground Mine Reclamation Permit	#0242	NDEP – Bureau of Mining Regulation and Reclamation
Granite Creek Mine Reclamation Permit	#0047	NDEP – Bureau of Mining Regulation and Reclamation
Granite Creek Mine Plan of Operations	NVN-064101	BLM
Mining General Stormwater Permit	NVR300000/MSW-42365	NDEP – Bureau of Water Pollution Control
Onsite Sewage Disposal System (OSDS) General Permit	GNEVOSDS09S0177	NDEP – Bureau of Water Pollution Control
EPA RCRA Hazardous Waste ID (Very Small Quantity Generator)	NVD099530966	United States Environmental Protection Agency
Water Rights
The Granite Creek Property is located in the Kelly Creek drainage area. Osgood LLC currently controls sufficient water rights to operate the underground mine and to account for any additional onsite water needs. The water rights held by Osgood LLC are presented in the table below.

Granite Creek Project – Water Rights

Application / Cert #	Owner	Diversion Rate (cfs)	Duty (AFA)	Use
43130/13070	Osgood LLC	0.860	491.8	Mining, Milling and Domestic
51388/14222	Osgood LLC	1.280	287.9	Mining, Milling and Domestic
51427/14224	Osgood LLC	0.70	18.32	Mining, Milling and Domestic
57885	Osgood LLC	0.90	651.57	Dewatering
57887	Osgood LLC	4.00	1076.00	Dewatering
65629	Osgood LLC	1.22	282.15	Dewatering
65630	Osgood LLC	0.47	114.88	Dewatering
65631	Osgood LLC	0.78	563.75	Dewatering
65632	Osgood LLC	1.8	800.00	Dewatering
68182	Osgood LLC	1.4	508.00	Surface (Granite Creek)
68183	Osgood LLC	1.45	525.00	Surface (Granite Creek)
77459	Osgood LLC	12.61	9129.23	Mining, Milling and Dewatering
78956	Osgood LLC	1.00	723.97	Mining, Milling and Dewatering
85178	Osgood LLC	2.25	1628.93	Mining, Milling and Dewatering
85179	Osgood LLC	0.60	434.385	Mining, Milling and Dewatering

Notes:
(1)cfs = cubic feet per second, AFA = acre-foot per annum.
The project site has full water rights for Granite Creek, the largest drainage that crosses the property. Granite Creek is an ephemeral drainage that is captured upgradient from the CX pit and conveyed in a pipeline to the channel downgradient from the open pits, which then flows between the RIBs. This water right is useful because if operations require it, this water can be managed at the discretion of the project.
Required Permits
Many different permits will be required to execute the mine plan outlined in the Granite Creek Report. Although Osgood LLC has all the primary permits in place to conduct underground mining operations at the Granite Creek Property, these permits are not sufficient for the future anticipated activities.

The National Environmental Policy Act ("NEPA") is the largest single permitting hurdle that the project can be expected to face. This is usually in the form of an Environmental Impact Statement ("EIS"). An EIS is a slow and complicated process involving: a large database of baseline data (prior to the anticipated mining impact), a detailed Plan of Operations describing the mining plan in detail, an assessment of the environmental impacts, a discussion of mitigation measures, an evaluation of the effectiveness of mitigation measures and a wide variety of supporting and supplementary environmental reports. The EIS is prepared by a third party hired by the BLM. It is submitted to the BLM, where it is given a public comment period. After a process that often takes multiple years from the commencement of baseline data collection, the BLM provides a Record of Decision ("ROD"), which acts as the permit.
The site needs several baseline reports for the State Permits and for the EIS. The largest single data gap for the Pinson baseline studies is the lack of geochemistry data. Because of the age of the previous site permitting and the lack of a previous EIS, the site does not have a full geochemical characterization for Acid Rock Drainage ("ARD") and Neutral Metals Release ("NMR") from mine waste leachate or from pit lakes that meets the current state and federal standards. The site requires:
•A large database of Acid Base Accounting ("ABA") data.
•Duplicate samples of the ABA with total metals and minerology.
•Many meteoric water mobility procedure tests for NMR and ARD, also from new core or fresh rock.
•Laboratory humidity cell kinetic tests for ARD and NMR.
Supplemental Environmental Reports ("SERs") are part of the NEPA process. These stand-alone documents are created by consultants using the baseline reports and are used by the third party consultant in the preparation of the EIS. The site needs several SERs for the permitting and NEPA process, and the baseline collection and analysis needed for these should begin immediately.
State permits are required for air quality protection, groundwater protection, surface water protection and water rights. All of the permits presented in the table above will require revision with the new Plan of Operations. Several key state permits are described below.
•Water Pollution Control Permit: The water pollution control permits are granted by the State of Nevada and cover any potential discharge of water to surface or groundwater. This permit will require revision to be consistent with the new Plan of Operations. In addition, the site has committed to build a surge pond for the RIBs and conduct an arsenic attenuation study. The water infiltrating into the RIB is three times the legal standard for arsenic, and attenuation of arsenic in the vadose zone is used to ensure compliance with the current arsenic standard at the monitoring wells. The regulators have accepted this situation and have asked for an arsenic attenuation study to determine the amount of attenuation of arsenic as it approaches the compliance points.
•Reclamation Permits: Reclamation permits are overseen by the state and the BLM. Existing reclamation permits for surface mining and underground mining will have to be revised. A new closure bond must be calculated and provided in anticipation of the new mining impacts.
•Other State Permits: Sewage disposal permits, stormwater permits and air quality permits must be updated to be consistent with the new Plan of Operations.

Capital and Operating Costs
Capital Cost Estimate
The capital cost estimate for the Granite Creek Project was prepared under the assumption that open pit mined material will be processed as follows: 8,500 tonnes per day on a heap leach, 3,000 tonnes per day through a CIL beginning in Year 3, and processing underground material at a rate of 11,050 tonnes per year. Project costs were estimated using cost data from the most recent Infomine cost data report and experience of senior staff. The estimate assumes that the Granite Creek Project will be operated by a contractor; therefore, no mining equipment capital costs have been included because this equipment would be provided by the contractor. A contingency of 20% was applied to all capital costs.
The capital cost estimate for the project is summarized in the table below.
Capital Costs

Item	Capital Cost (millions)
Open Pit Mining Equipment	$0.00
Underground Mining Equipment	$0.60
Pre-production Development	319.5
CIL Process	$57.80
Heap Leach Process	$48.70
Infrastructure	$8.30
G&A	$1.60
Sustaining	$0.10
Reclamation	$8.70
Contingency	$23.30
Total	$468.00
Initial capital costs are defined as all costs until a sustained positive cash flow is reached. These costs are incurred in the periods prior to production and include all pre-production development and labour. The authors expect that there will be three to five years of continued exploration, engineering and permitting prior to a production decision at the Granite Creek Project.
Sustaining capital refers to the capital costs incurred in the periods after a sustained positive cash flow is achieved through to the end of mine life. Sustaining capital costs are set at 10% of the average yearly owner's mobile equipment operating costs, or $0.1 million, and are incurred in the fourth quarter of Year -1.
Closure costs are estimated over two years at the end of production due to the need to rinse and neutralize the leached material. Total cost for site closure is $2.95 million.
Operating Cost Estimate
The operating cost estimate for the project is summarized in the table below. The estimate assumes contractor operation. Capital recovery costs were included in the unit operating costs for each piece of equipment, and a 10% contractor's premium was applied to all operating unit costs, labor unit rates and supplies.

Operating Costs

Item	Total Operating Cost (millions)	Unit Operating Cost	Unit
Mining	$518.7	$2.06	$/tonne mined
Processing	$252.6	$9.04	$/tonne processed
G&A	$41.8	$1.42	$/tonne processed
Contingency	$198.6
Total	$1,011.6

Economic Analysis
A multi scenario analysis method was used to analyze the economic performance of the Granite Creek Project by varying the cut-off grade used, mining sequence, processing method or combination of methods, number of simultaneous underground stopes, heap leach processing rate and owner vs. contractor operations. After analyzing the economic results of all cases considered, the following option was selected as the base case:

Variable	Base Case
Cut-Off Grade	0.55 g/t for high grade material 0.35 g/t to 0.55 g/t for low grade material
Mining Sequence	Pit B → CX Pit → Mag Pit
Processing Method	Both CIL and heap leach processing
Number of Underground Stopes	7 simultaneous stopes
Heap Leach Processing Rate	8,500 tonnes per day
Owner vs. Contractor	Contractor operation
The economic model prepared was based on the following assumptions:
•Federal corporate income tax rate of 21%.
•Nevada taxes:
oProceeds of minerals tax – variable, with a maximum of 5% of net proceeds.
oProperty tax – 2.5605%.
oNevada gold and silver mine royalty – variable, with a maximum of 1.1% of gross revenue.
•Sales and use taxes not included in the model.
•Equipment depreciated over a straight 7 or 15 years and has no salvage value at the end of mine life.
•Loss carried forward.
•Depletion allowance, lesser of 15% of net revenue or 50% of operating costs.
•Gold price of $1,650 per troy ounce.
•Gold recovery calculated per block as detailed in Section 13 of the Granite Creek Report.

•Leaching of 75% of the volume on the heap leach during the first year, 20% during the second year, and 5% during the third year.
•Underground material hauled off-site to third-party autoclave with 92% payable, $61 per tonne material treatment charge and $5 per tonne material transportation cost.
•Royalties on individual claims calculated by block, ranging from 0.02% to 7.5%, averaging 6.4%.
•10% royalty applied to net profit.
The results of the economic model are summarized in the tables below.
Summary of Economic Model

Item	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Total
Net Smelter Revenue	$0.00	$183.40	$260.00	$492.20	$345.80	$188.70	$118.70	$107.10	$70.30	$59.00	$0.00	$0.00	$1,825.20
Total Operating Costs	$52.80	$174.50	$197.10	$207.70	$213.80	$155.70	$93.20	$50.40	$22.40	$20.50	$2.10	$1.20	$1,191.40
Pre-Tax Operating Cash Flow	($52.80)	$9.00	$63.50	$271.20	$124.70	$35.40	$27.30	$54.60	$46.10	$37.90	($2.10)	($1.20)	$613.60
Taxes
Federal Tax	$0.00	$1.90	$6.90	$40.30	$8.60	$0.00	$0.00	$1.60	$1.00	$0.90	$0.00	$0.00	$61.20
State Tax	$0.00	$3.50	$5.10	$15.60	$7.10	$2.20	$0.90	$2.70	$1.90	$1.70	$0.00	$0.00	$40.50
After-Tax Operating Cash Flow	($52.80)	$3.70	$51.60	$215.40	$109.00	$33.20	$26.40	$50.40	$43.20	$35.40	($2.10)	($1.20)	$511.90
Nevada Property Tax	$3.30	$3.80	$6.30	$1.70	$1.50	$1.10	$0.70	$0.50	$0.20	$0.10	$0.00	$0.00	$19.20
Total Capital Costs	$69.90	$0.00	$78.20	$0.30	$5.50	$0.00	$0.10	$0.00	$0.00	$4.40	($10.10)	$0.00	$148.50
Net Cash Flow After Tax	($126.00)	($0.10)	($33.00)	$213.30	$102.00	$32.10	$25.50	$49.90	$43.00	$30.80	$7.90	($1.20)	$344.20
Cumulative Net Cash Flow After Tax	($126.00)	($126.10)	($159.10)	$54.20	$156.20	$188.30	$213.80	$263.70	$306.70	$337.50	$345.40	$344.20
Key Economic Results

After Tax Economic Measure	Value
After Tax NPV@5% (millions)	$244.9
After Tax NPV@7% (millions)	$213.2
After Tax NPV@9% (millions)	$185.1
After Tax IRR	34.2%
Initial Capital (millions)	$69.9
Payback Period (years)	3.75
All-in Sustaining Cost ($/ounce of gold produced)	$963.4
Cash Cost ($/ounce of gold produced)	$900.3
A sensitivity analysis was also conducted to evaluate the after-tax NPV@5% and IRR sensitivity to changes in gold price, capital costs and operating costs. The results indicated that the after-tax NPV@5% and IRR are most sensitive to gold price, moderately sensitive to operating cost and least sensitive to capital costs.

The authors concluded that the results of the economic analysis are favorable, providing positive NPV values at varying gold prices, capital costs and operating costs. However, the economic model is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Readers are advised that there is no certainty that the results projected in this economic model will be realized.
Exploration, Development and Production
Recommendations
The following table sets forth the estimated costs to complete a two-year program designed by the authors of the Granite Creek Report to maximize the resource within the project area.

Exploration Cost Area	Total
Underground Exploration Drilling	$4,000,000
OP Exploration Drilling	$2,400,000
Metallurgical Testing	$400,000
Permitting	$1,500,000
Engineering	$750,000
Total	$9,050,000
Drilling
Significant drilling is needed to further upgrade and expand resources at the Granite Creek Project. Drilling should focus on areas adjacent to existing underground infrastructure along strike and dip of historic workings. Many historic intercepts are currently classified as "Inferred", but can be upgraded to "Measured and Indicated" with additional drilling. Areas to focus on with underground drilling include the Range Front, Otto and Adam Peak fault zones, as well as the area beneath the Ogee zone. Additional drilling from surface should test the Adam Peak and Otto fault zones to the north along strike and deeper along dip. Further surface drilling should also test for extensions of mineralization at depth along the footwall of the Mag fault, as well as infill areas of the known open-pit mineralization.
Metallurgical Testing
Additional metallurgical test work should be completed on the project to better define recoveries for all zones of the deposit.
•Collect samples for testing which are more spatially and mineralogical representative.
•Complete metallurgical testing to include:
oCyanide solubility and pregnant solution robbing tests.
oBottle roll tests.
oBottle roll tests with carbon to simulate CIL treatment.
oLeach column tests to simulate heap leach processing.
•Expand the predictive geometallurgical model to better predict heap leach and CIL recovery.
•Complete additional autoclave tests, from underground materials, to predict recovery by any lithology or mineralogy variations.

Environmental
The project is expected to require an EIS as part of the NEPA permitting process, as well as many other state and federal permits. This process can take many years (even in a favorable jurisdiction like Nevada). As a result, the project will need baseline studies and supplemental environmental reports to prepare itself for the permit process.
To begin, the Granite Creek Project needs several baseline reports. These will likely be: air quality, biological resources, surface water, groundwater, geochemistry and archeological and cultural resources. The most critical study is geochemistry. The authors recommend that the Corporation write a Sampling and Analysis Plan for regulator review and that they use upcoming exploration drilling to acquire the necessary samples as soon as possible. Because the kinetic geochemical tests have a year-long duration, the geochemistry study may be the critical path for permitting (and possibly production).
SERs are part of the NEPA process. The authors recommend the commencement of the following: geochemical study, pit lake study for the Mag pit, backfill study for the mine waste below the water table in the CX pit and RIB water quality impact study. Since the site has never had a full EIS, it may require the following additional SERS: noise and vibration, visual impacts, air quality, biology and archeology. These additional reports should be started as soon as possible so that they do not slow the critical path to permitting.
The Corporation has also committed to more permitting work on the RIBs, being the required surge pond and arsenic attenuation which it will achieve via the water treatment plant previously mentioned. The site must also build two more RIBs to reach the full permitted capacity of 6,900 gpm. All four RIBs will be required to dewater the Mag pit prior to mining in Year 3.

Opportunities
There is an opportunity to eliminate CIL processing and conduct only heap leach processing, thereby reducing capital intensity and permitting requirements with the trade-off of fewer ounces produced. There is an also an opportunity to truck CIL material off-site for processing to reduce capital intensity and permitting requirements with the trade-off of higher operating costs.
2023 Update
During 2023, 27,392 feet of exploration drilling was completed on the property. Of this drilling, 14,780 were surface RC drilling and 12,612 feet were surface core drilling. 12,712 feet of underground development were completed and approximately 120,357 tonnes of ore mined.

Schedule "C"
INFORMATION CONCERNING THE LONE TREE PROJECT
The scientific and technical information in respect of the Lone Tree Project contained in this Schedule "C" is supported by and summarized from the technical report titled "Technical Report on the Mineral Resource Estimates for the Lone Tree Deposit, Nevada" (the "Lone Tree Report"). The Lone Tree Report was prepared by Dr. Abani R. Samal, Ph.D., RM-SME of GeoGlobal, LLC (the "author") and is dated October 21, 2021, with an effective date of July 30, 2021. The author is a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Unless otherwise indicated, the information in this Schedule "C" is provided as of the effective date of the Lone Tree Report.
Unless otherwise indicated, all references to "$" or "dollars" in this Schedule "C" are to United States dollars. Any term defined herein has the meaning ascribed to such term for the purposes of this Schedule "C" only, unless otherwise indicated in the AIF.
Project Description, Location and Access
Project Description
The Lone Tree project (the "Lone Tree Project") was acquired on October 14, 2021, by i-80 Gold Corp. ("i-80") from Nevada Gold Mines LLC ("NGM"). NGM is a joint venture in respect of the Lone Tree mineral deposit located in Nevada, U.S.A., between Newmont Mining Corporation ("Newmont") and Barrick Gold Corporation ("Barrick"). The deposit hosts substantial gold mineral resources as shown below. The resources shown below assumes a gold price of $1,650/oz Au and an open-pit cut-off grade of 0.65 g/t Au. Mineral resources are not mineral reserves and have not demonstrated economic viability.
•410,000 ounces of gold indicated mineral resources within 7.2M tonnes grading 1.77 g/t Au.
•2,764,000 ounces of gold inferred mineral resources within 50.7M tonnes grading 1.69 g/t Au.
Resource expansion potential exists down-plunge of the main Lone Tree deposit and in the unmined Sequoia zone discovery where previous drilling returned multiple wide, high-grade, intercepts. The Lone Tree Report focuses only on the Lone Tree mine properties (the "Lone Tree Properties").
The Location and Means of Access
The Lone Tree Properties are located approximately 30 miles east of Winnemucca, Nevada, 20 miles northwest of Battle Mountain, Nevada at 40° 50' 19" N, 117° 12' 37" W, and lies within the Battle Mountain district in Humboldt County, Nevada. Access to the project area is via interstate 80 by paved highway. The land package includes the process area, the Lone Tree, Buffalo Mountain and Brooks Pits.

Figure 1-1: Lone Tree Project Location
The site of the Lone Tree Project has an autoclave and flotation mill, which as of the date of this Lone Tree Report, are on care and maintenance. The list of processing plants includes the following facilities:
•Lone Tree autoclave, which processes high-grade refractory ore.
•Lone Tree float Plant, which processes low-grade refractory ore.
•Lone Tree leach pad (Phases 1-4, Figure 1-2), which treats oxide ore in a cyanide heap-leach process.
•Lone Tree leach pad (Phase 5, Figure 1-2), which treats oxide ore in a cyanide heap-leach process.
•Lone Tree leach pad (Phase 6, Figure 1-2), which treats oxide ore in a cyanide heap-leach process.
•North Peak leach pad, which treats oxide ore in a cyanide heap-leach process.

Figure 1-2: The Location of the Lone Tree Deposit and Infrastructure
The climate is cold and semi-arid, typical of eastern Nevada.
Title to or Interest
The Lone Tree Properties include interests in fee lands, mineral rights in fee lands, patented mining claims, and unpatented mining claims which are leased or owned by the Corporation through its subsidiary Goldcorp Dee LLC. i-80 has been informed by the Clerk of the Eleventh Judicial District Court, Humboldt County, Nevada that there are no pending actions which relate to the Lone Tree Properties in which i-80, its subsidiaries, or NGM are named as parties.
Permits/Licenses
Several permits are in place at the Lone Tree Project, including permits from the BLM and the Nevada Division of Environmental Protection, and numerous minor permits and licenses.
Environmental Liabilities
Reclamation activities from past mining and processing at the Lone Tree Project are ongoing as of the date of the Lone Tree Report. The current reclamation cost estimate to close and reclaim the project is $87.0M plus an additional $119,252 for Buffalo Mountain. This amount includes closure of all permitted mining and exploration disturbance at the Lone Tree Project and is calculated using standardized reclamation cost estimators.

History
In the early days the Lone Tree area was explored for copper, but no significant resources were discovered. The initial discovery hole at Lone Tree was drilled in July 1989 by Cordex Exploration Co. ("Cordex") on the southern extension of what was to become the Lone Tree gold deposit. This southern portion of the deposit was referred to as the Stonehouse deposit. Santa Fe Pacific Gold ("Santa Fe") discovered the main part of the Lone Tree deposit in the pediment on the west flank of the hill in 1989 and acquired the Stonehouse portion of the deposit from Cordex. Newmont acquired the deposit from Santa Fe through a merger and began operations in 1991, continuing mining operations until 2006. Operations were discontinued in 2006 due to the increased production costs, largely resulting from the influx of groundwater into the deepening pit. The pit was allowed to flood which created a lake within the pit. Approximately 4.6 million ounces of gold were produced from the Lone Tree mine and approximately 5.2 million ounces of gold were produced at the Lone Tree processing facilities during this time.
Mining on the Brooks deposit, which lies to the southwest of the main Lone Tree pit, was conducted in 2015-2019. Approximately 52,000 ounces were placed on the heap leach pad and residual leaching is ongoing. Residual leaching and ongoing reclamation activities from the Lone Tree mine continued until 2007. In July 2019 the non-operating Lone Tree project became part of NGM, and i-80 then, through its subsidiary Goldcorp Dee LLC, acquired the Lone Tree property and processing facilities from NGM on October 14, 2021.
Geological Setting, Mineralization and Deposit Types
Mineralization is structurally controlled within three Paleozoic rock sequences at the Lone Tree deposit. The oldest of these three is the Valmy Formation which is unconformably overlain by rocks of the Pennsylvanian Antler Sequence of the Battle and Edna Mountain Formations. The Pennsylvanian-Permian Havallah sequence rocks were thrust over the Antler Sequence rocks in the mine area. The Havallah Sequence is dominated by siltstones, chert and basalts with lesser sandstones and conglomerates. Amongst the three mineralized Paleozoic sequences, Antler Sequence rocks appear to have been preferentially mineralized within the structural zones.
Out of three principal mineralized zones namely the Wayne Zone, the Sequoia Zone, and the Antler High Zone, the Wayne zone is the most preferred zone with higher amount of mineralized material. The main structural component of the Wayne zone is the north-sound trending Powerline Fault. While the pit bottom is currently under water, the footwall of the Powerline fault seems to be exposed on the east wall of the Lone Tree mine.
Regional Geology
The Lone Tree deposit occurs in Humboldt County, Nevada, within the Basin and Range physiographic province, in the northern part of the Battle Mountain mining district. The Battle Mountain mining district is dominated by Late Cretaceous and Eocene age magmatism with a variety of ore deposit types including porphyry Cu-Au, porphyry Mo, skarn, distal disseminated +/- Carlin-type deposits. A number of Cu-Mo porphyry along with sedimentary rock-hosted gold deposits, such as Lone Tree, Buffalo Valley, Marigold, North Peak, and Trenton Canyon, have been classified as distal disseminated and Carlin-type deposits and Au-skarn deposits, such as those at Buckingham, Copper Canyon, Copper basin, and Elder Creek. Au/Ag ratios are consistent with most other Carlin-type deposits, although the lower ratios of some ores overlap with the distal-disseminated Au-Ag deposits such as Lone Tree, Nevada.
The high Au/Ag ratios and lack of base metals have been used to differentiate Carlin-type Deposits from other sedimentary rock-hosted deposits in northern Nevada such as Lone Tree, Nevada, which are classified as pluton-related or distal-disseminated Ag- Au.
Regional tectonic activities in northern Nevada, occurred over a period of two billion years starting with Precambrian rocks occurring in the East Humboldt. Paleozoic rocks in this region generally comprise four distinct tectonostratigraphic assemblages:
•Cambrian-Ordovician miogeoclinal carbonate shelf-slope rocks identified through deep drilling in the district but not exposed at the surface.

•Ordovician-Mississippian eugeoclinal siliciclastic rocks of the Roberts Mountain allochthon, including the Valmy Formation.
•Autochthonous Pennsylvanian to Permian shallow-water facies of the Antler overlap sequence.
•Mississippian to Permian deep-water siliciclastic rocks and basalts of the Golconda allochthon, which were thrust on top of the Antler overlap sequence by the Golconda thrust during the Permian-Triassic Sonoma orogeny (Theodore, 2000), constituting the Havallah sequence; many of the clastic constituents of these rocks appear to be sourced from the Antler highlands.
Gold deposits are hosted in a variable stratigraphic package of Ordovician through lower Mississippian shallow-water rocks that have been overthrust by deep-water, siliciclastic allochthonous rocks along the Roberts Mountains Thrust during the late Devonian to Early Mississippian Antler orogeny. Subsequent orogenic shortening during the Pennsylvanian and Permian (Humboldt disturbance), Early Triassic (Sonoma orogeny), Middle Jurassic (Elko orogeny) and Early Cretaceous (Sevier orogeny) have reactivated earlier basement and Antler-related faults. The sedimentary rocks are intruded or unconformably overlain by igneous rocks of three magmatic episodes: Cretaceous, Eocene, and Miocene age.
The current regional physiography is the result of extensional tectonics during the Tertiary. High angle faults formed during this period are interpreted as the main pathways for ore forming fluids. Economic concentrations of gold typically occur near the intersections of northeast and north-south faults, along the margins of intrusive bodies, or at contacts between siliceous and carbonate lithologies. Geochemical enrichment in trace elements such as silver, arsenic, antimony, mercury, and thallium are common to nearly all trend deposits.
Local Geology & Mineralization
Mineralization is hosted within structures which crosscut all three Paleozoic rock sequences present in the mine area. The oldest of these three sequences is the Ordovician Valmy Formation, which is a part of the Roberts Mountain Allochthon.
In the mine area, the Valmy consists primarily of quartzite, with lesser amounts of chert, argillite, and minor basalt. The Valmy rocks are unconformably overlain by rocks of the Pennsylvanian Antler Sequence, which belong to the Battle and Edna Mountain Formations. The Edna Mountain Formation at Lone Tree is typified by a sandy siltstone unit grading downward into a lithic sandstone unit. The Battle Formation is observed as a poorly sorted cobble conglomerate of varying thickness. A thin calcareous sandstone tentatively identified as a lateral equivalent of the Antler Formation rocks present at the Marigold Mine has been encountered in drill holes on the southeastern margin of the mine area. Rocks of the Pennsylvanian-Permian Havallah sequence were thrust over the Antler Sequence rocks in the mine area during the Sonoma Orogeny. The Havallah Sequence at Lone Tree encompasses several rock types within at least three packages, but is dominated by siltstones, chert and basalts with lesser sandstones and conglomerates. Although gold mineralization is present in all three Paleozoic sequences, Antler Sequence rocks appear to have been preferentially mineralized within the structural zones. Alluvial cover over the deposit ranges from a minimum of two feet to a maximum in excess of 400 feet. Bedrock has been sharply down-dropped to the north and to the southeast by post-mineral faulting, creating alluvium-filled basins in excess of 1,000 feet deep.
Three principal mineralized structural zones and at least one lesser zone is currently recognized. The three principal structural zones are known as the Wayne Zone, the Sequoia Zone, and the Antler High Zone. The most significant of the three major zones, in terms of known strike length as well as contained tons and ounces, is known as the Wayne Zone. The Wayne Zone encompasses more than fifty percent of the contained tons and ounces within the overall deposit. The most widely recognized of the lesser zones is known as the Chaotic Zone, aptly named for the structural complexity associated with it.

The Wayne Zone has been described as a system of relatively narrow north-northwest and north-northeast trending faults forming an anastomosing complex of brittle shears enveloping rhomboid blocks of relatively competent but highly fractured domains of lesser strain. With few exceptions, ore-grade mineralization does not extend along the north-northeast and north-northwest faults beyond the margins of the Wayne Zone. Detailed examination of blast hole data clearly demonstrates a "zig-zag" pattern of mineralization within the principal component structure of the Wayne Zone, known as the Powerline Fault. Higher gold grades within the Powerline Fault are commonly associated with the hanging wall and footwall margins of the fault, which averages 50 feet in width.
The Powerline fault zone is a North - South trending high angle fault zone, extends at least 2,500 m along strike. Mineralization is truncated to the north by the NE trending Poplar Fault. Mineralization in the Wayne Zone is hosted in all three rock packages (Valmy, Antler, Havallah) as breccia within the complex structure.
The southern zones of mineralization (Sequoia, Antler High zones) are primarily hosted in the Edna Mtn. Fm. of the Antler sequence. This mineralization is a combination of structural (Sequoia Fault) and stratiform control. Gold is primarily hosted in arsenopyrite rather than arsenian pyrite found in most Carlin-type systems. Lone Tree has always been considered a horst block cored by the Valmy Fm. siliciclastic sediments with the Powerline Fault on west side and Sequoia Fault on east side being the main controls to mineralization.
Mineralization is hosted both within the fault plane itself, and within the highly shattered rocks of the adjacent hanging wall block. The age of the Redwood Fault is not known, but certain evidence suggests that it pre-dates the Sonoma Orogeny.
Mineralized structures have been identified in the hanging wall of the Wayne Zone, and within the footwall of both the Wayne Zone and the Sequoia Zone. Many structures controlling gold mineralization are moderate to high angle, west- or east-dipping normal faults or fractures. Some lower-angle mineralized structures, which are thought to have been re-activated during extension, have been noted. As within the Wayne Zone, mineralization most often occurs at the intersection of NNW and NNE-trending faults of varying dip angles. Strike-slip or oblique-slip motion has been noted on some structures, although kinematic indicators are essentially non-existent in the highly silicified, brittle rocks of the Edna Mountain Formation, or in the Valmy quartzite.
A principal characteristic of the Lone Tree deposit is the spatial coincidence of several structurally controlled episodes of mineralization. Hydrothermal breccias, with as much as 25% matrix expansion, host a significant portion of the gold mineralization. High grade ore occurs at fault or fracture intersections, or at jogs in the faults, which form dilatant zones.
Silicified, multiple phase breccias have been noted along the margins of the principle mineralized zones. These appear to be early, and in general, are lower in grade. Later tectonic breccias have been superposed on the hydrothermal breccias. The most recent structures tend to be milled-breccia post-mineral faults and shears, which often possess >50% clay gouge, and display a crude lamination produced by streaks of iron oxide, pyrite, or angular clasts. Reactivation of high-angle faults is demonstrated by barren, vuggy silica-cemented structures overprinting similarly oriented mineralized zones.
Mineralization is also known to occur in crackle breccias within the more brittle rocks of the Edna Mountain and Valmy Formations, which are crosscut by the Wayne Zone. Zones of intense micro-fracturing noted in the highly silicified Edna Mountain rocks are the closest approximation to "classical" disseminated mineralization yet noted at Lone Tree.
Numerous cross-structures have been identified at Lone Tree. Significant gold mineralization has not been observed in association with any of these structures. The Wayne Zone is cut on the north by a major northeast-trending fault zone known as the Poplar Fault zone. While the Wayne Zone as a structural zone does not appear to be terminated by the Poplar Fault zone, down drop of the bedrock surface, thinning of the mineralized faults, and decreased grade all currently limit the economic potential of the Wayne Zone north of the Poplar. Other northeast-trending faults, such as the Willow Fault in Section 11, have significant effects on the mineralization even though they do not offset the Wayne Zone.

A west-northwest-trending zone of southerly dipping normal faults known as the Pinon Fault zone truncates Lone Tree Hill to the south and is associated with a change in the strike direction of the Wayne Zone at that location. At the extreme southern end of the known mineralization, the Wayne Zone and Sequoia Fault converge. Drilling has identified at least one major northeast-trending structural zone in this area which appears to have some effect on mineralization.
As a result of the fact that the Lone Tree deposit occurs at the margin of a bedrock block essentially surrounded by alluvium, the relationship of the deposit to regional structure is not well understood. It has been speculated that the deposit may have formed in response to strike-slip and normal faulting related to regional wrench faulting. An alternate hypothesis suggests that the faults which control and host mineralization at Lone Tree may be dominantly extensional in nature, with little relationship to strike-slip and wrench faults. The age of the mineralization and of the faults is not known, although it is clear that numerous episodes of fault movement have occurred at the Lone Tree Properties.
The principal alteration process associated with gold mineralization at Lone Tree is potassic alteration. Other alteration types noted in the mine area are argillization, silicification, propylitization, and skarnification. A general progression from oxidized argillic alteration in the Havallah sediments down into unoxidized argillization, silicification and potassic alteration in the Antler and Valmy rocks has been noted. Alteration assemblages are commonly mixed within the fault zones as a result of the structural control of mineralization. Pervasive pre-mineral silicification is common in portions of the Havallah Sequence, and throughout most of the Antler Sequence rocks at Lone Tree Mine.
Gold mineralization occurs as sub-micron sized inclusions within a distinct generation of very fine-grained pyrite and arsenopyrite in the sulfide zone. Evidence gathered to date suggests that the main gold deposition event occurred in a temperature range of 200o to 450o (epithermal to mesothermal). The ore mineralogy shows evidence of two overprinted assemblages reflecting at least two hydrothermal episodes at Lone Tree Properties. Partial oxidation of the main stage mineralization occurred prior to a later, epithermal event characterized by open-space filling textures and weakly auriferous pyrite and marcasite. In the oxidized portions of the deposit, and particularly in the Havallah rocks, gold occurs as micron-sized particles in goethite and limonite. Post-mineral oxidation extends as much as 700 feet down major structures such as the Wayne Zone. No supergene effects or gold remobilization have been proven or documented at the Lone Tree Properties.
Deposit Types
The Lone Tree deposit is characterized as a pluton-related or distal-disseminated Ag- Au deposit. The Lone Tree deposit among others in the Battle Mountain district appears to be related genetically to porphyry systems, even though many deposits do not contain obvious near-surface features that would indicate this connection, mainly because the gold-silver mineralization in these deposits may be over one km away from the causative intrusions. This is why the deposit has been characterized as both "distal disseminated" (to intrusive center). Due to complex tectonic and extension in the region, the mineralization in these deposit types may have substantially different geometric relations to the intrusive centers and hosted in different stratigraphic horizons. The mineralization at Lone Tree occurs in intensely fractured three stratigraphic horizons which is similar in other deposits in the region; however, it is not the same in all deposits.
Gold is associated with low Ag:Au (<2:1), As, Sb, Hg and Tl as well as elevated Bi, Mo and W. Gold is hosted in arsenopyrite indicating higher temperatures of ore formation in comparison to typical Carlin-type deposits where gold is hosted in arsenian pyrite.
Exploration
Exploration History
Prospecting around Lone Tree Hill is believed to have started in the middle 1860's when the construction of the Central Pacific portion of the Transcontinental Railroad started about 3 kilometers northeast of the Lone Tree Properties. Sporadic exploration activities continued for copper and gold without much success until Duval Corp and Bear Creek explored the area in 1960's and 1970's for porphyry copper. These exploration activities aided in the discovery of low-grade gold mineralization in the area.

Exploration activities in the 1980s by Nerco, Freeport and several Canadian junior companies yielded intercepts of narrow, fracture filled gold mineralization. In 1989 Cordex and Santa Fe formed a joint venture for exploration of the Lone Tree deposit resulting in a discovery of substantial gold mineralization about 1 km from Lone Tree Hill. Subsequently, 12 additional holes were drilled and a north-south fault system controlling mineralization was discovered. The first gold was poured in 1991.
Later, Newmont acquired the deposit from Santa Fe through a merger and began operations in 1991. Newmont completed mining operations in 2006. Residual leaching and ongoing reclamation activities continued until 2007. In July 2019 the non-operating Lone Tree Project became part of NGM, a joint venture between Barrick and Newmont.
The author is aware that various exploration activities were completed in this area.
Recent Exploration Drilling
In 2020, a drill-hole (LTE-20001) was drilled on the West side of the mine which tested for the existence of the Comus Formation below the Lone Tree mine. The Comus Formation is significant because it is the host rock for the Turquoise Ridge, Twin Creeks, and Granite Creek Mines. Four zones of mineralization were encountered:
1.Upper zone of 10.7m @ 4.49 g/t above a QFP dike on the contact of the Havallah Fm. and Edna Mtn Fm. The Upper zones of mineralization are consistent with stratiform mineralization identified in wide spaced drilling through the hanging wall to the Powerline Fault; this zone is open in three directions.
2.Zone along the contact of Edna sandstone and Valmy quartzite (7.6m @ 6.04 g/t including 1.5m @ 13.5 g/t).
3.Zone of sulfide breccia in Valmy quartzite (38.1m @ 2.15 g/t w/ grades up to 18.95 g/t Au).
4.Lower zone of mineralization hosted within a QFP dike with sooty pyrite on fractures and in the groundmass of the intrusive (40.3m @ 1.22 g/t).
The Lower Plate Ord. Comus Fm was intercepted at 1155 m (3790'). The Comus is characterized by strong calc-silicate hornfels intruded by fine grained diabase sills.
A narrow zone of mineralization was encountered down dip on the Powerline Fault in the Comus Fm. (3.0m @ 1.84 g/t). Additional drilling is warranted to vector from the strong calc-silicate alteration to intersect ore controlling structures in more reactive host rocks.
Drilling
Between 1980 and 2015 a total of 1,904 drillholes, summarized in a table below, were completed in and around the Lone Tree mine. For the purposes of this resource estimate only 1,840 of these drill holes are utilized.

Hole Type	Number Drill Holes	Total Footage
Unknown	241	197,561
CORE	108	66,263
CORE; RC	176	139,912
RC	1,379	865,613

Rotary Drilling
Historic drilling included rotary drilling starting in 1980. Samples were typically collected at the drill site after traversing through a rotary wet splitter attached to the return air hose. Most splitters allow for sample size changes by blocking some of the internal rotating vane chambers, thus causing sample material excess to be discarded. The normal sample interval is every five feet, with dry sample weights ranging from 5 to 20 pounds.
Rotary air samples are normally produced by either a down hole percussion hammer bit or a rotary tricone roller bit, with the sample traversing from the bit face up the annulus between the bit and sub or hammer assembly, then into an opening into the drill pipe (interchange) center tube and then up to the surface. In the past ten years more use has been made of drill bits that direct the sample into the center tube through an opening in the drill bit face.
Typically, the sample bag (13" by 26" Tyvek 1680 series porous fabric) is clamped on the splitter outlet. Note that early (circa mid 1980's) rotary air sampling may have been accomplished in dry conditions using non-porous plastic bags.
Drilling technique for the last twelve years includes clearing the bottom of the hole after every rod change and before the next sample chips are collected and washing the splitter if any material is noted sticking to the sampling surfaces.
Some early rotary holes were drilled using the conventional air circulation method wherein the sample returned in the annulus between the drill pipe and rock.
Rotary mud drilling includes conventional water-based mud systems in which the sample chips return up the annulus between the drill string and the rock suspended in a 'mud' solution. At the surface, the liquid either runs through a settling trough, and the chips manually scooped out of the trough into bags or is directed over a vibrating screen which allows the fluid to fall drain off while the chips progress into a random vane stationary ('pinball') splitter and then into sample bags.
Reverse Circulation Drilling
The Lone Tree Project followed a standard procedure for Reverse Circulation (RC) drilling executed by a responsible party.
1.Samples are collected by the drill contractors through a rotating splitter attached to the drill rig by the drilling contractor.
2.Samples are collected in five-foot intervals and chip trays are simultaneously filled for later geologic interpretation by the drilling contractor.
3.Nominal sample weight is between 8 and 12 pounds as collected by the drilling contractor.
4.Samples are collected in micro-pore bags to minimize loss of the fine fraction of sample. These bags are provided to the drill contractor by the Newmont drill services department. Bags are tagged with a bar code to track status and for ease of processing and marked with the hole number and sample footage interval for the lab and the project geologist by the drilling contractor.
5.Problems with sample contamination in the rotating splitter (cyclone) are minimized by the strict practice of cleaning the inside of the cyclone regularly by the drilling contractor.
6.All drilling problems, including lost circulation, poor sample recovery, high water flow is discussed with the project geologist and drilling services and remedied, if possible, by the drilling contractor.
7.Samples are prepared for shipment to the assay lab by being placed in multi-sample bins by the drilling contractor.

8.The geologist consults historic data and elects an assay procedure that is appropriate for the style of mineralization (e.g., whether there is a coarse gold issue or "nugget", and what is the nature of the gold mineralization and gold digestion techniques) by the Lone Tree Complex Geology.
9.The geologist completes the sample submittal with all necessary analytical requests, assay packages and submitted quality-check standards (blanks) by the Lone Tree Complex Geology.
10.The geologist notifies the accredited assay lab to request a sample pick-up.
11.Assay results are relayed to the database department and to the project geologist upon completion.
12.Sample pulps and coarse rejects are temporarily stored at the assay lab and then returned for storage at the Twin Creeks warehouse or the Winnemucca hangar - independent assay lab by Newmont drill services.
13.Significant drill intercepts or intercepts that appear anomalously low are often reanalyzed at a different lab as a quality control and verification measure as determined by Lone Tree Complex Geology.
14.Hard copies of the assay results are filed with the completed geology log for the respective hole in the geology logging facility at the Lone Tree offices by the Lone Tree Complex Geology.
15.Assay data are computerized and available for extraction by Database management.
Core Drilling
The following procedure pertains to core drilling and sampling at the Lone Tree Properties:
1.Core is cut by the contractor by a diamond bit in 5 to 10-foot runs. The standard diameter for exploration drilling is HQ, 2 ¾-inch diameter.
2.Samples are laid in boxes containing approximately 10-foot capacities by the drilling contractor.
3.Records are maintained concerning core recovery, run length, core loss, rig time and hole conditioning, and drilling contractor.
4.Blocks are placed in the boxes which mark the end of a core run and record the length of the run and the length of the core recovered by the drilling contractor.
5.All drilling problems, including lost circulation, poor sample recovery, high water flow is discussed with the project geologist and drilling services and remedied, if possible, by the drilling contractor.
6.Any core loss is treated as serious and the proper remedies including fluid modification are implemented by the contractors and the drill services representative by the drilling contractor and Newmont drill services.
7.Boxes are stacked when filled and taken by geology to the logging facility by Lone Tree Complex Geology.
8.Core is washed (minimally) and logged for detailed geologic interpretation. Geotechnical logging is done at the same time as the geology. Core loss is noted on the log by Lone Tree Complex Geology.
9.Sample intervals are marked out in the boxes with aluminum tags for later core cutting/sampling. Sample breaks are based on the geologist's interpretation and lithology/structure/alteration contacts. In general samples in homogenous intervals are nominally 5 feet in length by Lone Tree Complex Geology.

10.The geologist consults historic data and elects an assay procedure that is appropriate for the style of mineralization (e.g., whether there is a coarse gold issue or "nugget", and what is the nature of the gold mineralization and gold digestion techniques) by Lone Tree Complex Geology.
11.The geologist completes the sample submittal with all necessary analytical requests, assay packages and submitted quality-check standards (blanks) by Lone Tree Complex Geology.
12.Core is picked up by the drill services group and taken to Twin Creeks mine for cutting and shipment to the assay lab. It is standard procedure to saw the core in half lengthwise and send half to the accredited assay lab and store half in the Twin Creeks warehouse. The geologist can request that the core be cut down a specific "cut line" marked and denoted on the piece of core but this is rare. Whole core (as in the 2003 program) has been sent for assay without cutting in areas where sample integrity must be ensured by drill services.
13.Metallurgical/petrographic/geochemical/density testing may occur at this stage depending on the maturity of the project by Lone Tree Complex Geology, One Tree Process.
14.Remaining half of core is stored in the Twin Creeks warehouse or company-rented hangar in Winnemucca by drill services.
15.Sample pulps and coarse rejects are temporarily stored at the assay lab and then returned for storage at the Twin Creeks warehouse or the Winnemucca hangar by Drill services.
16.Assay results are relayed to the project geologist and the database manager, and a hard copy of the results are filed with the geologic log in the geology logging facilities at the Lone Tree offices by Lone Tree Complex Geology.
17.Significant drill intercepts or intercepts that appear anomalously low may are often reanalyzed at a different lab as a quality control and verification measure by Lone Tree Complex Geology and independent assay lab.
18.Assay data are computerized and available for extraction and geologic modeling-database management, Lone Tree Complex Geology by Proceed to Data Quality Control and Validation Flowsheet.
Once core was collected, the footage blocks and cut list were checked for accuracy. The core was then laid out, washed, and logged for lithology, formation, alteration, mineralization, and structural measurements on a standardized Lone Tree Properties log form. Samples were then selected based on geologic changes or approximately every 5 feet in geologically homogenous rock. Samples were marked with aluminum tags. Core was then photographed and processed.
Collar Surveys/Locations
Collar grid coordinates have been determined by optical surveys (1960's through late 1980's), field estimates, Brunton compass and pacing, compass, and string distance, and most recently the use of laser survey or global positioning system measurements. Modern hole locations were transferred electronically to the database and loaded using automated data programs. Hole locations were field checked by Geologists and support staff, plotted on maps, and visually checked for reasonableness in the database.
Drills were oriented on site using a fore and back sight set of survey stakes. Normally these stakes are placed by the geologist using a compass to determine orientation.
Prior to a preliminary economic assessment work is required to better understand the quality and completeness of the drill hole database.

Down-Hole Surveys
Determination of the hole trace has been accomplished historically by projection of the initial collar orientation, using a down-hole single-shot or multi-shot film camera.
Most recent downhole survey practice includes the use of gyroscopic surveys, the results of which are automatically loaded to the drillhole database using a direct import function. Gyroscopic surveys are normally reported at 25-foot intervals. Readings are taken with reference to true north (adjustments for declination are made on-site). Magnetic interference is not generally a problem for most of the drill sites in Nevada. Care is taken to reduce the effects of nearby metal objects when compasses are used for survey tool orientation.
Standard procedure at Lone Tree was to perform a downhole survey on all holes greater than 300 feet in length. In some cases (e.g., important angle holes) shorter holes are surveyed as well. An independent contractor performs the survey. The azimuth of the drilled hole is determined using a correction from magnetic north to true north with a standard Brunton pocket transit/compass. The angle correction used for 2003 was 14.5 degrees west of magnetic north as read on the compass. This correction was standard for the contractors and the geologist lining up the drill rig. The downhole survey is done by lowering a gyro through the intact drilling steel and measuring the deviation of the original angle and the variance of the original azimuth. The survey data was recorded, and the geologist received a hard (paper) copy immediately after the survey. An electronic copy of the data was sent to Newmont data input managers for inclusion in the database. Possible errors were screened by the geologist and the database managers at this stage before the data become final.
Sampling, Analysis and Data Verification
Sampling methodology and security are discussed in Section titled "Drilling" of this Schedule "C", as part of the drilling procedures practiced by Newmont.
Sample Preparation and Analysis
Exploration drill holes were assayed at a variety of accredited laboratories throughout the life of the Lone Tree mine. The most commonly used labs include the internal company labs of Newmont, Santa Fe, and Battle Mountain, as well as Chemex (now "ALS Chemex").
Sample preparation occurs at the analytical laboratories, and techniques vary depending upon laboratory and the type of analysis to be performed. Gold assays are commonly performed by two methods. The first is crushing the entire sample, pulverizing a sample split to minus 100 to 200 mesh, subjecting a 5 to 30 gram split of the pulp to acid or cyanide, and taking readings using an atomic absorption machine. The second method is to pulp the sample, add a lead litharge charge, and fire the sample in a furnace ("fire assay"). The resulting metal bead containing gold is then dissolved in acid and analyzed.
In general fire assays with an atomic absorption or gravimetric finish were standard using 1-assay ton samples. Fire assay methods account for 99.97% of the 'best assays' reported in the NGM database. Multi-element ICP geochemical analyses were common but not run on every sample. All gold assay certificates, and geochemical reports were copied and filed with the geologic logs. These logs are available for review in the geology logging facilities at the Lone Tree offices.
Multi-elemental analysis contained in the source database includes ICP and wet geochemistry multi-element suites analyzed by commercial laboratories, consisting of several elements determined from one sample, and XRD/XRF semiquantitative X-ray determinations. Most X-ray analyses were accomplished in-house by the Newmont Metallurgical Services Department.

Data Security
Newmont implemented the use of an AcQuire database in 2002 to store all drilling related data including assays. The database is secured by Oracle permissions, user ODBC connections across a Novell Network, and user license permissions and is maintained by designated database managers.
The Newmont Laboratory at Gold Quarry was electronically connected to the AcQuire database, and an automated process transfers data every two hours. Data from the Lone Tree lab (rare) is loaded via the acQuire data input forms.
Outside lab data, primarily from ALS Chemex, was loaded via an AcQuire direct import protocol. The import program also generates the quality control reports for standards and check samples. Data was normally downloaded from a secure ALS Chemex web site. Access to the site was restricted to three Newmont Nevada employees via a username/password scheme. The ALS Chemex internal QA samples and results are available to Newmont data staff. Regular audits were conducted by ALS Chemex at the request of Newmont.
Survey data was loaded via emailed survey certificates. Sample intervals are electronically created via an automated form at the Newmont sample prep facilities. These intervals update the AcQuire Sample table, and contain the sample ID, footages, and sample types.
Collar creation is accomplished via form inputs. Collar creation for surface holes is restricted to data staff. The coordinates and depths are left blank until an (normally) electronic survey is sent via email or placed on the network. Depths are taken from the geologists email, the drill cost report, from the last assay interval, or driller's logs.
Because of the loss of paper copies due to rodent infestation in the storage facility, starting in 2005 the certificates from Chemex have been sent in the form of non-editable, digitally signed, PDF files. These are archived on the network. No certificates are, or have ever been, available from the internal Newmont labs, nor is QA data generally shared.
Data extractions are accomplished either using the AcQuire software interface, or by use of an in-house program. Extractions are normally done by one of the two database administrators.
QA/QC Procedures
Internal check assays are performed at all labs. Pulps are retained for all assays where pulps are returned by the lab. Either pulps or coarse rejects can be re-assayed.
A combination of in-house Standard Reference Material (SRM) and commercially prepared SRM's were used to control assay accuracy. In-house SRMs have been developed over many years, mainly from gold deposits on the Carlin Trend. Commercial SRMs were obtained from Geostats Pty Ltd in Australia. SRMs represent all grade bins; very high-grade, high-grade, medium-grade, and low-grade gold, in oxide and refractory mineralization. Values have been established for the in-house SRMs for gold assays only, using round robin analysis. Earlier Standard reference materials (SRMs) were submitted at a nominal frequency of one every 60 metres (200 feet), or one SRM for every 40 samples.
Generally, for RC drilling, blanks are inserted at intervals of 15 meters (50 ft) and multiples of 15 meters (50 ft). For core drilling samples, blanks inserted at nominal 60 metres (200 feet) intervals. This results in a frequency of SRM insertion of between 2% to 5%. The actual rate of insertion depends on the time period.
Approximately 5% of the total material is dispatched to umpire laboratories as part of the check assay program. Typical checks will be on pulps and coarse reject samples to test the analytical processes and preparation procedure, respectively. Overall, each sample batch submitted for analysis will contain between three to seven check samples.
The Lone Tree operation used the on-site laboratory facility which is currently being used by NGM.

Data Verification
The data and information available for the Lone Tree deposit was reviewed by the author of the Lone Tree Report. This includes the topographic data, the drill hole data, the geological interpretation data, the density data, and documents in support of the processes and procedures followed for collection, compilation, storage, security, and quality control. The review concluded that the processes followed for maintaining the quality of the data meets the best practices guidelines as outlined by CIM. The data are adequate for the use in undertaking a mineral resource estimate. The data provided by NGM is suitable to be used as the basis of a mineral resource estimate that can be used in future studies on the Lone Tree Properties.
Mineral Processing and Metallurgical Testing
Oxide Heap Leach
Used for lower grade oxide ore that contains economically recoverable gold value when processing costs are sufficiently reduced. Heap leach refers to the process of mounding large volumes of low-grade ore in layers, until ultimate height is reached and leaching terminated. The lixiviant is applied to each layer in succession for gold recovery. Leaching ceases when the gold recovery drops below a pre-determined threshold. At this stage the Heap leach is closed and reclaimed.
Gold recovery from heap leaching is a function of solution application and management, particle size distribution, time, and mineralogy. Cyanide leach kinetics in heaps is most strongly affected by ore characteristics.
Lone Tree complex has 3 active heap leach pads, North Peak at the Valmy mine site and Phase I-IV and Phase VVI, both located at Lone Tree.
Oxide Milling
Oxide ore types with grade high enough to economically support the costs associated with grinding and leaching processes other than heap leach, are milled.
Oxide milling and oxide leaching have some similar process limitations. Both processes are first order kinetics; dissolution rate is chemically dependent on the concentration of cyanide and oxygen. In addition, recovery is affected by particle size distribution, and ore mineralogy. This is where the similarities end. The number and size of tanks, slurry density, and screen size opening, limit milling process time. Temperature, mixing efficiency, pH control, slurry viscosity, effect oxide mill recoveries in varying degrees, depending on the process.
Flotation
Lone Tree complex has a nitrogen sparged flotation system designed to provide concentrate products for roasting and autoclaving facilities.
Flotation processes are chosen when gold has strong associations with sulfide minerals such as pyrite, pyrrhotite, and arsenopyrite. The flotation concentrate produced is a gold-bearing sulfide material or intermediate product that then must undergo oxidation by roasting or autoclaving, followed by leaching and refining to recover the gold.
Autoclave
Lone Tree utilized a single partial oxidation autoclave capable of processing up to 130 tph. The autoclave process uses heat, pressure, and oxygen to oxidize sulfide minerals prior to cyanidation.
Gold Recoveries
The gold recovery data is presented in the table below.

Process	Source/Type	Au Recovery
Lone Tree Mill	Lone Tree Oxide	89.00%
Lone Tree Mill	Mule Canyon Oxide	N/A
Lone Tree Mill	Autoclave Lone Tree Sulfide	94.90%
Lone Tree Mill	Autoclave Concentrate	93.90%
Lone Tree Mill	Autoclave Post	93.90%
Lone Tree Mill	Autoclave Mule Canyon	96%
Lone Tree Mill	Autoclave Chukar	92.90%
N2 Flotation	Lone Tree Flotation	83.70%
N2 Flotation	Mule Canyon Flotation	82.20%
Lone Tree Heap Leach	Lone Tree Oxide Heap Leach	67.30%
Lone Tree Heap Leach	Lone Tree Sulfide Heap Leach	63.60%
Lone Tree Heap Leach	Mule Canyon Heap Leach	N/A
Trenton Canyon Heap Leach	Trenton	71.80%
Trenton Canyon Heap Leach	North Peak	71.80%
Trenton Canyon Heap Leach	Valmy	71.80%
Reona Heap Leach	BMG	31.90%

Mineral Resource and Mineral Reserve Estimates
The estimated mineral resources are presented in the table below.

	Tonnes (Mt)	Au (g/t)	Au (K ozs)
Indicated Mineral Resources	7.2	1.77	410
Inferred Mineral Resources	50.7	1.69	2,764

Notes:
(1)Mineral Resources have an effective date of July 31, 2021.
(2)Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(3)Mineral resources are shown above a 0.65 g/t Au cut-off grade.
(4)Mineral Resources are constrained to oxide and transitional oxide-sulfide mineralization inside a conceptual open pit shell. The parameters for pit shell construction are a gold price of $1,650/oz Au, 90% recovery for gold, open pit mining costs of $2.20/tonne, average processing cost of $27.55/tonne processed, general and administrative costs of $3.31/tonne processed, a 3% NSR royalty and pit slopes of 40° to 45°.
(5)Mineral Resources are stated as in situ with no consideration for planned or unplanned external mining dilution.
(6)The contained gold estimates in the Mineral Resource table have not been adjusted for metallurgical recoveries.
(7)Units shown are metric tonnes.
(8)Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.
Mineral Reserve Estimates
As of the date of the Lone Tree Report, a Preliminary Feasibility Study has not been completed for the Lone Tree Project. Therefore, reserve estimates have not been made.

Conclusions
1.As per the definition of the Inferred resources, geological continuity can be assumed. However, in this Lone Tree resource estimation project, contact analyses proved that the geological units interpreted by NGM are reasonable; Various geological units (as designated and grouped by NGM) had different levels of favorability for mineralization (different AuFA grade distributions).
2.Geological continuity: Composites within one geological unit were used for estimation of blocks within the same geological unit, and a minimum of two drill holes were required for inferred and indicated resource classification. As per the definition of the Inferred resources, geological continuity can be assumed. However, in this Lone Tree resource estimation project, already interpreted geological model by previous operators. Holes/ samples used for gold grade estimation: Use of minimum two holes and 6 samples within 100 feet (i.e., the approx. range of AuFA variogram models) is defendable for inferred and indicated category resources.
3.The RPEEE criteria: The resource classification is based on a pit-shell that uses operational parameters of the current pit by previous operators. Inventory of all blocks below the current pit limit and within 1650 pit-shell is classified as inferred resources and a subset of these blocks within 50 feet from the current pit-surface are classified as indicated blocks.
Recommendations
The author made a number of recommendations, as follows.
•The resource estimates presented in the Lone Tree Report are valid in a deposit scale, which may be appropriate for long-term mine planning. However, for making the mine production ready a resource model should be updated using more detailed data analyses for achieving local scale accuracies such as in weekly or monthly production scale.
•A simulation-based resource model with risk factors inbuilt in it may be beneficial for estimating risks and opportunities for the future production. Such an approach may also be useful for strategic exploration planning.
•The Lone Tree deposit provides potential for improving currently inferred category resources into indicated category and additional inferred resources through infill drilling. These infill drilling program should be strategically designed so that benefits from drilling is maximized. An advanced geostatistical approach to strategic drill hole planning is advised.
•Lone Tree has potential for substantial mineral resources at Sequoia area. Further deep drilling in the Sequoia zone has potential to add more mineral resources to the Lone Tree Project.
2023 Update
During 2023, approximately 6,000 ounces of gold were recovered from the residual leaching of the heap leach pads.

Schedule "D"
INFORMATION CONCERNING THE RUBY HILL PROJECT
The scientific and technical information in respect of the Ruby Hill Project contained in this Schedule "D" is supported by and summarized from the technical report titled "NI 43-101 Report on 2021 Ruby Hill Mineral Resource Estimate, Eureka County, Nevada, USA" (the "Ruby Hill Report"). The Ruby Hill Report was prepared by Wood Canada Limited and Raymond H. Walton, B.Tech., P.Eng., of Ray Walton Consulting Inc. (collectively, the "authors") with an effective date of July 31, 2021. Each of the authors are qualified persons for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise indicated, the information in this Schedule "D" is provided as of the effective date of the Ruby Hill Report.
Unless otherwise indicated, all references to "$" or "dollars" in this Schedule "D" are to United States dollars. Any term defined herein has the meaning ascribed to such term for the purposes of this Schedule "D" only, unless otherwise indicated in the AIF.
Project Description, Location and Access
The Ruby Hill project (the "Ruby Hill Project", "Ruby Hill", or the "Project"), acquired together with company operating the Project (Ruby Hill Mining Company LLC ("RHMC")) in July 2021 by i-80 Gold Corp. ("i-80 Gold"), is a mine located in Nevada, U.S.A. The Project consists of mining and mill site claims and patents, surface landholdings, water rights, mine and mineral processing infrastructure, the Mineral Point Trend, and the Archimedes deposit. The Archimedes deposit is comprised of the West Archimedes, East Archimedes, Blackjack, 426 and Ruby Deeps zones. RHMC acquired the Ruby Hill Project from Barrick Gold Corporation ("Barrick") in 2015. When Barrick sold the Ruby Hill Project, the open pit mine was on care and maintenance following a slope failure on the south wall of the pit that caused suspension of mining activities in 2013. RHMC's intent was to re-compile the Ruby Hill Mineral Resource Database and study restart of operations and development of the Mineral Point, 426, Blackjack and Ruby Deeps zones. RHMC continued to irrigate and recover gold from the heap leach pads and re-activated the open pit in 2020 to mine 12 benches on the north wall of the pit to the level of the slide material from the south wall that filled bottom of the pit. i-80 Gold acquired RHMC and the Ruby Hill Project in a transaction with Waterton Nevada Splitter LLC and Waterton Nevada Splitter II LLC (collectively, "Waterton") in July 2021.
The Ruby Hill Project is located on the Battle Mountain/Eureka gold trend approximately 1.5 miles northwest of the town of Eureka in Eureka County, Nevada, U.S.A., approximately 115 miles south of Elko and 245 miles east of the city of Reno, Nevada, U.S.A.
The Project is a 4.5-hour drive east of Reno, Nevada. Access to the Project area from Reno is via Interstate Highway 80 for 65 miles to the town of Fallon, then 180 miles east from Fallon on paved U.S. Highway 50 to its intersection with Nevada State Highway 278, and south from U.S. Highway 50 on a well-graded dirt road for less than one mile to the site gate. The Project area can also be accessed from Elko via Interstate Highway 80 for 35 km, then south on Highway 278 for 115 miles to Eureka. Additionally, the Ruby Hill Project can be accessed from Ely, Nevada near the border with Utah, west along US Highway 50 for 78 miles.
The nearest airport is a regional airport located in Elko, Nevada, where scheduled commercial service is available. Year-round road access to the property is available from Elko, located to the north, Reno to the south and Eureka and Ely, located to the east of the Ruby Rill Project.
The climate is semi-arid with 12 inches of annual precipitation as rain and snow. Most precipitation is received from December to March. Monthly average temperatures range from a low of 37°F to 41°F to an average high of 81°F. Exploration and mine development activities can be conducted year-round.

Royalties
As of the date of the AIF, there are five royalties on different parts of the Ruby Hill mineral tenure that would apply to production from the Ruby Hill Project. The royalties range from 2.5% to 4.0% net smelter return ("NSR") and include offer of first right of refusal if RHMC abandons any of the applicable claims or patents. A 3% NSR on all production is assumed for the financial inputs to cut-off grade calculation and the construction of conceptual mining shapes for support of reasonable prospects for eventual economic extraction.
(a)Royal Gold Royalty
Pursuant to a warranty deed dated June 29, 1994 between RHMC and Homestake Mining Company of California ("Homestake"), RHMC reserved to itself a 3% NSR on the sale of all ores and minerals following the recovery and sale of 500,000 ounces of gold and/or quantities of other ores and minerals expressed as Gold Ounce Equivalents (as defined in the said warranty deed) (the "Royal Gold Royalty"). The Royal Gold Royalty applies to 187 unpatented claims and 34 patented claims. The 500,000 ounce production threshold for the Royal Gold Royalty has already been reached. The Royal Gold Royalty is currently owned by RG Royalties, LLC.
(b)ASARCO 1 Royalty
Pursuant to a quitclaim and agreement dated August 1, 1992 between Homestake and American Smelting and Refining Company Incorporated ("ASARCO"), ASARCO reserved to itself a four percent (4%) net returns royalty for all ores and minerals mined or otherwise recovered from the LH 1-25, 27-77, 98-120, 130, 132, 134-136, 139-141 and 137R-138R claims and the SP Claims (the "ASARCO 1 Royalty"). The ASARCO 1 Royalty remains owned of record by ASARCO.

(c)ASARCO 2 Royalty
Pursuant to a royalty deed dated effective September 15, 1993 between Homestake and ASARCO, ASARCO was granted a four percent (4%) net returns royalty for all ores and minerals mined or otherwise recovered from the LH 78A-87A claims (the "ASARCO 2 Royalty"). The ASARCO 2 Royalty remains owned of record by ASARCO.
(d)Placer Dome Royalty
Pursuant to a quitclaim and agreement dated October 11, 1995 between Placer Dome U.S. Inc. ("Placer Dome") and Homestake, Placer Dome reserved to itself a two and one-half percent (2.5%) NSR royalty for all ores and minerals mined or otherwise recovered from the PLS Claims (the "Placer Dome Royalty"). The Placer Dome Royalty is currently owned by Barrick Gold U.S. Inc.
(e)    Biale Lease Royalty
Pursuant to the Mining Lease with Option to Purchase dated May 12, 1992 as amended and according to the Consent to Partial Assignment and Segregation of Lease dated May 11, 2021 between Homestake and the Biales, the Biales have reserved a three percent (3%) NSR royalty applicable to all ores and minerals mined from the seven unpatented claims described as the “North Claims” (the SWAN, MERIT, GOLD QUARTZ, GOLD QUARTZ NO. 1, GOLD QUARTZ NO. 2, WEST NO. 1, and WEST NO. 2 Claims (the "Biale Royalty”). The Biale Royalty is currently owned by E. Rosaleen Brown, as Trustee under the ERB Trust, under the Arthur A. & Elizabeth O. Biale Trust dated March 21, 1997 and Therese, Selden, as Trustee under the TS Trust, under the Arthur A. & Elizabeth O. Biale Trust dated March 21, 1997.
According to the Ruby Hill Report, the patented and unpatented claims that cover the Mineral Point Trend, the Archimedes deposit and the Ruby Hill Project site are valid and in good standing. To the extent known to the authors, there are no other significant factors and risks that may affect access, title or right or ability to perform work on the Ruby Hill Project that are not discussed in the Ruby Hill Report.
Environmental Liabilities
The current estimated cost to close and reclaim the Ruby Hill Project is $26.99 million. This amount includes the closure of all permitting mining and exploration disturbance the Ruby Hill Project and is calculated using standardized reclamation cost estimator. The authors of the Ruby Hill Report are not aware of any other environmental liabilities associated with the pre-Project operations.
Permits/Licenses
As of the effective date of the Ruby Hill Report, RHMC was permitted to carry out mining operations and reclamation activities at the Ruby Hill Project site. This permitting allows it to carry out the exploration, geotechnical and metallurgical field work recommended in the Ruby Hill Report. The summary of the key permits and licenses is listed under the heading "Permitting Factors" of this Schedule "D".
History
The following table summarizes the ownership and exploration history at the Ruby Hill Project:

Ownership and Exploration History at the Ruby Hill Project

Year	Company	Comment
1864	N/A	•Oxidized gold-silver deposits discovered by prospectors.
1869	N/A	•Ruby Hill deposits discovered on Prospect Mountain. •W.W. McCoy devises furnace for recovering metals from oxidized ores.
1873-1905	Richmond Mining Company	•Production from the Ruby Hill deposit. •Smelting ceased 1890.
1873-1916	Eureka Consolidated Mining Company
•Production from the Ruby Hill deposit.
•The Locan shaft was sunk to 1200 level. High water flow encountered in crosscut partially flooding shaft. Shaft dewatering unsuccessful, mine shut down.
•Smelting ceased 1891.

1905-1912	Richmond-Eureka Mining Company
•Richmond Mining Company and Eureka Consolidated Mining Company properties consolidated into Richmond-Eureka Mining Company.
•Controlling interest held by Unites States Smelting, Refining, and Mining Company.
•Rehabilitation of Richmond and Eureka consolidated mines. Processing of stope fill and low-grade ore.

1919	Ruby Hill Development Company	•Leased property from Richmond-Eureka Mining Company. Dewatered Locan shaft. •Project abandoned due to exhaustion of finances.
1923	Richmond-Eureka Mining Company
•Dewatered Locan shaft to 1,200 level.
•Drove SE crosscut to Ruby Hill fault, and a drift to SW. SW drift encountered high water flow and work stopped.
•Vertical exploration hole (type unknown) drilled from 900 level. Hole caved, and project abandoned.

1920's − 1930's	Various lessors	•Sporadic production
1937-1959	Eureka Corporation, Ltd.
•Obtained leases on Ruby Hill property from Richmond-Eureka Mining Company.
•Completed 4 churn holes (totaling 3,596 feet), 260 surface and underground core holes (87,633.8 feet), 13 mud rotary holes (14,252 feet), and 6 reverse circulation ("RC") holes (9,903 feet).
•Intersection of high-grade polymetallic mineralization in 5 surface core holes led to the FAD shaft being sunk to 2,500' depth to develop mineralization. Underground development encountered high water flow which flooded shaft.
•Rotary drilling in 1953 in Adams Hill area intersected mineralization in Hamburg Dolomite.
•Sinking of the T.L. shaft started in 1953 to exploit mineralization and was completed in 1955 to a depth of 1,127 feet.
•Mining commenced in 1956 and shut down in 1958 due to lack of ore.

1989-1991	ASARCO	•Drilled 12 RC exploration holes totaling 5,314 feet.

1960-1992	Ruby Hill Mining Company
•Richmond-Eureka Mining Company (75%) and Eureka Corporation (25%) form Ruby Hill Mining Company.
•In June 1960 a consortium was formed consisting of Richmond-Eureka Mining Company, Eureka Corporation, Newmont Mining Company, Cyprus Mines Corporation, and Hecla Mining Company to finance additional drilling and produce a FAD feasibility study.
•Collectively, Consortium drilled 148 exploration holes (129,362.3 feet); 13 churn (3,641 feet); 33 Mud Rotary (74,039 feet); 6 percussion (395 feet); 3 RC (1,458 feet); and 93 core holes (50,218.3 feet).
•Fourteen holes drilled in FAD shaft area intersected mineralization. Decision made to dewater FAD shaft to exploit new mineralization.
•In 1963 FAD shaft was dewatered to the 2250 level. New crosscut, 1,028' long, to evaluate mineralized zone completed in 1964. Crosscut used to drill exploration percussion and core holes.
•Drilling completed in 1966 and mine placed on inactive status pending economic evaluation.
•1966 and 1974 Hecla feasibility studies indicate project not feasible.
•In 1974 Newmont withdrew from the consortium followed by Hecla in 1979.
•Cyprus remains as surviving partner drilling 39 mud rotary (7,945 feet), and 98 air track (4,983 feet) exploration holes for near-surface, bulk-mineable gold mineralization between 1980-1981.
•Exploration unsuccessful and property reverted to Sharon Steel Corporation successor to Ruby Hill Mining Company in 1982.
•Sharon Steel Corporation drilled 127 exploration/definition RC holes totaling 31,539 between 1982 and 1991.

1993-1994	Placer Dome	•Drilled 11 RC exploration holes (12,350 feet) at Ruby Flats.
1994	Unknown	•Drilled 1 RC hole for 500 feet.
1992-2001	Homestake
•Homestake acquired Ruby Hill property from Ruby Hill Mining Company in 1992.
•Exploration/definition drilling between 1992-1993 discovers/defines the Archimedes deposit (both West and East) along with the 426 zone.
•In 1994 Homestake announced plans to develop an open pit mine and processing facility to exploit West Archimedes mineralization. Construction began in 1997 and production commenced in 1998.
•The eastern portion of the Archimedes deposit (East Archimedes) not developed due to low gold prices, high strip ratio, change of mineralization from oxide to sulfide, and mineralization largely below water table creating permitting issues.
•Mining ceased in 2002 and reclamation activities started on mine waste dumps and pit area.
•Completed 1,502 (1,022,842.5 feet) exploration/definition holes between 1992-2001; 1374 RC holes (875,083 feet), and 128 core holes (147,759.5 feet).
•DIGHEM Surveys conducted an airborne magnetic & electromagnetic survey in 1994 on E-W flight lines at nominal 600' spacing with mean terrain clearance of 115 feet.
•Zonge Geosciences completed ground magnetics survey at 150' spacing in 2000.
•In 1998, conducted dump sampling program on Diamond Tunnel dump to evaluate grade and tonnage.
•Between 1999-2000 conducted rock chip sampling program to determine.

2001-2015	Barrick
•Barrick acquired Ruby Hill property during 2001 merger with Homestake.
•In 2002 Chadwick and Russell completed Archimedes pit mapping.
•Completed positive feasibility study on East Archimedes deposit in 2004, a mineral reserve audit in 2005, and NI 43-101 Technical Reports in 2008 and 2012.
•2005 East Archimedes developed as conventional open-pit mining and heap leach operation with initial gold production in 2007.
•In 2013 the East Archimedes high wall failed, and mining was suspended pending economic assessment of moving failed material to continue mining.
•Barrick completed a pre-feasibility study on the 426 zone in 2009 and a feasibility study in 2012. The 2012 feasibility concluded that the 426 zone needed +$975/oz gold to be economical.
•2003-2015 drilled 674 (811,575 feet) exploration/infill/definition drill holes; 523 RC (630,745 feet) and 151 core (180,830) holes.
•2002 Quantec Consulting Inc. conducted a 5-line Titan-24 magnetotelluric survey, added additional 4 lines in 2010.
•2006 merged gravity data from multiple sources and various scales.
•2007 Magee Geophysics Services LLC conducted a 3,182 station gravity survey on 300' grid spacing.
•Conducted rock chip sampling program in 2002.

2015	Waterton	•Purchased Ruby Hill mine from Barrick. Waterton formed new corporate entity called Ruby Hill Mining Company, LLC.
2015-2021	RHMC
•Completed 42 sonic drill holes totaling 4,106' between 2019 – 2020.
•2017 reprocessing of selected historical geophysical datasets, multi-element analysis study of drill core to aid in lithology identification, and structural review by SRK.
•In August 2021 there was continued residual leaching and gold production from the East Archimedes heap leach pad.

Production History at the Ruby Hill Project

Year	Company	Comment
1866-1964	Numerous
Eureka District produced 1.65 Moz Au, 39 Moz Ag, 625 Mlb Pb and 12 Mlb Zn from 2 Mtons of ore.
•1873-1905 Richmond Mining Company mined 488,081 tons of material valued at $15,209,012.
•1873-1916 Eureka Consolidated Mining Company mined 550,455 tons material valued at $19,242,012.
•1871-1939 Richmond-Eureka Mining Company mined 88,081 tons material valued at $4,021,674.
•Small scale sporadic production from numerous lessors.

1998-2000	Homestake	Produced 365,491 oz Au from 3.7 Mtons of mineralization from West Archimedes Pit
2001-2015	Barrick	Produced 1,081,458 oz Au from approximately 18 Mtons of ore from West and East Archimedes Pits
2016-2020	RHMC	Produced 21,105 oz Au from residual leaching of pad. Began mining East Archimedes Pit in August 2020

Geological Setting, Mineralization and Deposit Types
Regional Geology
The Ruby Hill Project is located in the Eureka mining district in east-central Nevada, within the northern part of the Fish Creek Range which is a nearly continuous sequence of Cambrian and Ordovician sedimentary rocks totaling nearly 10,000 ft in thickness. These strata accumulated on a stable continental shelf margin and consisted primarily of carbonate units with subordinate shale and sandstone. The Cambrian Eldorado Dolomite, the Hamburg Dolomite and overlying Dunderberg Shale, portions of the Windfall Formation, and the Goodwin-Ninemile transition, host most of the mineralization within the district.
During the Mississippian Antler Orogeny, the Roberts Mountains Allochthon, consisting primarily of deep marine sedimentary rocks, was thrust from the west onto the continental margin, creating a foreland basin in the vicinity of the present-day location of the town of Eureka, Nevada. Post-Antler Mississippian and Permian strata deposited after the Antler Orogeny filled the basin with arbonaceous silts, sands, and conglomerates represented by the Chainman and Diamond Peak formations.
Thrust faulting and significant deformation of the Paleozoic section occurred between Permian and Late Cretaceous time, and culminated in the development of the Prospect Mountain duplex of the Early Cretaceous Hoosac thrust fault; a major regional scale structure that cuts Permian rocks, and is in turn cut by intrusive units dated 110 to 100 Ma. Most of the Eureka district is located in the hanging wall of the Hoosac thrust.
Cretaceous fresh-water sedimentary rocks unconformably overlie the older Paleozoic units east of Eureka, Nevada. Cretaceous age granodiorite and quartz porphyry intrude the Paleozoic section. These include the Mineral Hill stock, Bullwhacker Sill, and Graveyard Flat intrusive which are interpreted to be genetically linked to the base metalcarbonate replacement deposits at Ruby Hill, as well as to those in the Ruby Deeps. Oligocene volcanic tuffs and andesite intrusive rocks are also present within the district, primarily to the NE and SE. The youngest deformational event occurred during the Miocene when basin and Range extension formed regional highangle N-S trending normal faults.
The Eureka district hosts mid-Cretaceous, igneous-related, polymetallic carbonate replacement deposits that have subsequently been overprinted by Carlin-type gold-silver mineralization. Gold and silver mineralization possibly dates to the early-middle Cenozoic (Eocene) and temporally coincides with the onset of extension and Eocene-Oligocene magmatism. Post mineral uplift exposed portions of the Archimedes gold deposit, and likely contributed to the relatively deep level of oxidation. Subsequent Miocene Basin and Range faulting resulted in reburial of the Archimedes system beneath 60 to 500 ft of Tertiary-Quaternary overburden in East Archimedes.
Local and Property Geology
The Ruby Hill Project is located along the southeastern end of the Battle Mountain/Eureka gold trend. The Eureka gold mining district exposes a nearly continuous sequence of Cambrian and Ordovician sedimentary rocks approximately 10,000' thick consisting of primarily carbonate units with subordinate shale and quartz sandstone.
The main precious metal mineralization at Ruby Hill occurs in favorable lithostratigraphic units bound by high angle structures that are interpreted to have been conduits for hydrothermal fluids responsible for gold and silver mineralization. There is also earlier carbonate replacement base metal mineralization in skarn-altered limestone units proximal to Cretaceous intrusions.
Mineralization
Within the Ruby Hill Project area, two styles of mineralization occur:
•Early polymetallic (Au-Ag-Pb-Zn) skarn or carbonate replacement deposit ("CRD"): Blackjack and TL.

•Late Au±Ag Carlin-type: East Archimedes, West Archimedes, 426, Ruby Deeps, Mineral Point zones.
The polymetallic skarn and CRD style is the oldest mineralization event recognized at the Ruby Hill Project and related to emplacement of the Cretaceous intrusive units. The precious metal-rich Carlin style overprints the older CRD event and interpreted to have developed during early-middle Cenozoic (Eocene) times, similar to other Au-Ag deposits of the Battle Mountain/Eureka Trend. Mineralization is largely controlled by lithology and structure.
Gold-silver mineralization occurs broadly as a near N-trending zone (Mineral Point Trend), consisting of smaller zones of structurally and lithologically controlled deposits (East and West Archimedes, 426, Ruby Deeps, Mineral Point, Achilles, and Hector). Mineralization, both Au-Ag and Au-Au-Pb-Zn is primarily hosted within the Windfall and Goodwin Formations, and within the Hamburg Dolomite. Combined mineralization spans an area approximately 12,000 ft long, 9,000 ft wide, at the maxima, and spans from surface to approximately 2,400 ft below surface. Mineralization is focused along high- and low-angle faults, lithologic contacts, fold axis, and sanded plus breccia zones.
Gold occurs as free grains within the oxide portions along with iron oxides, and associated with sulfide minerals (pyrite, arsenopyrite, arsenian pyrite, realgar, and orpiment) within the unoxidized portions of the deposits. Within the oxide horizons, petrographic work for samples from the Archimedes deposits "…indicate(s) that the gold was originally associated with pyrite grains, with no evidence of silica encapsulation. Higher grade gold mineralization occurs in zones of jasperoid and decalcified limestone".
Mineral Point Trend Geology and Mineralization
The Mineral Point Trend deposit consists of gold and silver mineralization hosted by the Cambrian Hamburg dolomite in the nose of a broad anticline that plunges to the northnortheast and is bound to the east by the Holly Fault and to the west by the West Fault. The Mineral Point Trend is 9,000 ft long, 2,400 ft wide and up to 500 ft thick. The top of the Mineral Point Trend is near surface at its south end and 500 ft below surface at its north end. Majority of the mineralization in the Mineral Point Trend deposit is oxidized and has a high ratio of cyanide soluble to fire assay total gold. This deposit has not been mined and is the largest precious metal Mineral Resource in the Ruby Hill Project.
West Archimedes Geology and Mineralization
The West Archimedes deposit is hosted in the Ordovician Upper Goodwin limestone unit and is bound to the west by the Holly Fault. The zone strikes north-west and dips shallowly to the north-east. The deposit measures 2,000 ft along strike and 740 ft down dip and is up to 300 ft thick. The majority of West Archimedes was mined in an open pit before mining at East Archimedes. The mineralization in the West Archimedes deposit is oxidized and has a high ratio of cyanide soluble to fire assay total gold.
East Archimedes Geology and Mineralization
The East Archimedes Zone occurs east of the Graveyard Fault and proximal to the Graveyard Stock. Mineralization extends eastward from the West Archimedes Zone in the Upper Goodwin Formation and extends downward in the Lower Laminated and Lower Goodwin units along the contact with the Graveyard Stock. Silver and base metal grades are elevated in the East Archimedes zone in comparison with the other zones in the Ruby Hill Project in an envelope around the Blackjack zone replacement-style zinc mineralization described below. Mineralization in East Archimedes is roughly 1,200 ft wide and 1,200 ft long in plan and extends from surface where it is well defined by shallow drilling to several mineralized intersections over 1,800 ft below surface. The upper portion of the East Archimedes deposit, above an elevation of approximately 5,000 ft, is oxidized and transitional oxide-sulfide mineralization with a high ratio of cyanide soluble to total fire assay gold. The upper portion of the East Archimedes zone has been mined from surface.

426 Zone Geology and Mineralization
The 426 zone occurs in the Lower Laminated unit of the Goodwin Formation and the upper part of the underlying basal Goodwin unit of the Goodwin Formation in the nose of a fold. The mineralized zone forms a rod-shaped body plunging shallowly to the northeast that is 1,400 ft long, 200 ft wide and 200 ft thick. The top of the zone is approximately 1,000' below surface, but it is 500' below the bottom of the current East Archimedes pit bottom. Majority of the higher-grade mineralization occurring in the Goodwin Formation Lower Laminated unit is sulfide-style mineralization with a low ratio of cyanide soluble to total fire assay gold but the lower portion of the zone that is hosted in the basal Goodwin Unit has a moderate cyanide soluble to total fire assay gold mineralization.
Ruby Deeps Zone Geology and Mineralization
The Ruby Deeps zone is a north-northeast striking, shallowly east dipping zone of mineralization hosted in the Windfall Formation in proximity to bodies of Bullwhacker Sill intrusive bound by the Graveyard Fault to the east and the Holly Fault to the west. The zone is 2,400 ft long 500 ft wide and 600 ft thick. The top of the zone is 1,600 ft below surface and 1,000 ft below the bottom of the West Archimedes pit. Within the zone there are several tabular horizons of higher-grade mineralization that are 40 ft to 100 ft thick.
Blackjack Zone Geology and Mineralization
The Blackjack zone is a pod of replacement style zinc mineralization hosted by the Lower Goodwin Unit directly in contact with the Graveyard Stock within the East Archimedes Zone. Mineralization occurs as a pod of sphalerite mineralization with elevated lead, copper, and silver. The base metal-rich carbonate replacement style mineralization has been overprinted by later Carlin-style gold mineralization. The Blackjack zone measures approximately 500 ft wide, 500 ft long, and 950 ft high. The upper part of the Blackjack zone is partially oxidized with a high-to-moderate ratio of cyanide soluble to total fire assay gold, but sphalerite is un-oxidized. The lower portion of the zone is un-oxidized.
Deposit Types
Mineralization at Ruby Hill is characterized by early polymetallic, intrusive-related carbonate replacement and skarn deposits that have been overprinted by younger Carlin-type precious metal mineralization.
Polymetallic Replacement Deposits
The carbonate replacement mineralization is similar to other polymetallic (Pb-Zn-Ag ±Au) deposits found worldwide that are spatially associated with Cretaceous age intrusive units.
Carlin-Type Gold Deposits
Gold and silver mineralization within the Ruby Hill deposits is predominantly attributed to a Carlin-type overprint interpreted to temporally coincide with the onset of extensional tectonics and Eocene-Oligocene magmatism.
The structural setting, alteration mineralogy, and mineralization characteristics of the Ruby Hill gold deposits is consistent with Carlin-type deposits.
Carbonate Replacement and Carlin Style Mineralization at Ruby Hill
Elevated concentrations of zinc, lead, copper and silver are found in the Mineral Point Trend and the Blackjack zone and deeper parts of the Ruby Deeps zone of the Archimedes deposit. This mineralization is attributed to the earlier polymetallic carbonate replacement phase of mineralization and is found in favorable carbonate units proximal to the Graveyard Stock and Bullwhacker Sill.

The gold mineralization at Ruby Hill precious metal deposits have features typical of Carlin-type gold deposits and can consider to be members of the broad spectrum of Carlin-type gold deposits found in the Great Basin. These include:
•Complex structural and stratigraphic controls on gold mineralization.
•Nature of alteration (jasperoid formation, decalcification, sanding, argillic alteration).
•Association of micron scale gold with fine grained pyrite.
•General geochemical signature of anomalous As-Sb-Hg.
•Tertiary age of gold mineralization coinciding with Basin and Range extension.
The authors concluded that the local structural setting, host rocks and mineralization style of the Blackjack zone and deeper parts of the Ruby Deeps Zone and Mineral Point Trend are consistent with a carbonate replacement or skarn type Zn-Pb-Cu-Ag-Au style mineralization.
The tectonic and local structural settings, lithological characteristics of the host rock, alteration mineralization style of the Mineral Point, Hector, East Archimedes, West Archimedes 426 and Ruby Deeps zones are consistent with the Carlin-style sedimenthosted precious metal mineralization found in northern Nevada.
The authors expressed an opinion that deposit model concepts, and the understanding of the geological features of the Ruby Hill Project that control precious and base metal mineralization are sufficiently advanced to support exploration activities and Mineral Resource estimation.
Drill Methods
Drilling at Mineral Point was 83% by RC with 53% of drill footage drilled by Barrick and 28% drilled by Homestake. Approximately 8% of drilling was diamond core drilling by Barrick and Homestake. Eureka Corporation drilled approximately 46,000 feet of underground and surface drill core accounting for about 6% of total drill footage.
Drilling at Archimedes was 70% RC with 52% of drill footage drilled by Homestake and 18% drilled by Barrick. Approximately 30% of drilling at Archimedes was diamond core drilling and contributions by other operators is negligible.
Reverse Circulation Drilling
Barrick drilled 336 RC holes at Mineral Point Trend and 119 RC holes at Archimedes. RC holes were both vertical and inclined. Drilling was conducted by Eklund Drilling Company (Elko, NV), and Boart Longyear (Salt Lake City, UT). Where documented drilling was conducted with a TH-75 drill rig. Hole diameters ranged from 5.0 to 6.75 in. Drill logs indicate that for deeper RC holes intersecting the water table, if the RC hole could not be kept dry during drilling it was extended using diamond drilling.
Homestake drilled 381 RC holes at Mineral Point and 671 holes at Archimedes. The majority of RC holes drilled by Homestake were vertical. Drilling was conducted by Eklund Drilling Company (Elko, NV). Where documented holes were drilled with an MPD-1500 drill rig. Hole diameters ranged from 4.75 to 6.0 inches.
Asarco drilled two short RC holes at Archimedes in 1989. Drilling was conducted by Eklund Drilling Company (Elko, NV), and Hackworth Drilling, Inc. (Elko, NV). Sharon Steel drilled 45 vertical exploration and definition RC holes totaling 8,510 feet. Drilling was conducted by a number of companies including O'Keefe Drilling (Butte, MT), Boyles Brothers, Polar Drilling, Lang Exploratory Drilling (Elko, NV), and Tonto Drilling Services, Inc. (Salt Lake City, UT). Where documented drill rigs used were a Jaswell 2400, Long Year 44 core rig adapted for RC drilling, Drill Systems CSR 1000, Chicago Pneumatic 650 WS, and T4W. Where noted, hole diameters were 5.25 inches.

Eureka Corporation completed 2,788' of RC drilling in two holes at Mineral Point. Drilling was conducted by Sierra Drilling Company (Bakersfield, CA). Drilling equipment, drill procedures, and sampling procedures from the Eureka RC drilling are not documented.
Core Drilling
Barrick drilled 131,375 feet of diamond drill core holes at Mineral Point and Archimedes. 38,800 feet of the total were diamond drill tails from RC precollars, including the total footage downhole from the collar. Drilling was conducted by a number of companies including Boart Longyear (Salt Lake City, UT), Dynatec Drilling, Inc. (Salt Lake City, UT), Major Drilling (Elko, NV), EMM Core Drilling Services (Winnemucca, NV), National Drilling (Elko, NV), and Connors Drilling, LLC (Montrose, CO). Where documented, core sizes drilled include PQ (3.345 in), HQ3 (2.406 in), HQ (2.5 in), and NQ (1.875 in). Where noted, an LF90 D drill rig was used. Most core holes are inclined.
Homestake drilled 133,368 feet of core holes at Mineral Point and Archimedes. Drilling was conducted by a number of companies including Tonto Drilling Services, Inc. (Salt Lake City, UT), Boart Longyear (Salt Lake City, UT), Connors Drilling LLC (Montrose, CO), Inland Pacific Drilling (Newman Lake, WA), and Westec/Haztec Drilling, Inc. (Meridian, ID). Where documented, drill rigs used were an LS-244 truck mounted rig and an LY44 drill rig. Hole size was HQ (2.5 in), reduced to NQ (1.875 in) when poor ground conditions dictated. Holes were both vertical and inclined, drilled on azimuths of 025° to 357° and inclinations of -45° to -87°.
Hecla drilled two vertical surface core holes totaling 3,511.5 feet. Drilling was conducted by Nichols Universal Drilling Co., Sprague & Henwood Inc., Continental Drilling Company, and Boart Longyear (Salt Lake City, UT). Where documented, the drill rig used was a Longyear 34 diamond drill. Where noted, holes were collared with NX (2.125 in) size core and reduced to BX (1.625 in) or HQ (2.5 in) size core reduced to NQ (1.875 in), dependent on depth and/or ground conditions.
Eureka Corporation drilled 239 exploration and definition core holes totaling 46,123.8 ft with 232 holes drilled underground and 24 collared at surface. Forty-seven were vertical and the remaining 214 were oriented with azimuths that ranged from 006° to 359° and inclinations of -70° to -85°. Drilling was conducted by Boyles Brothers. Holes were typically collared with NX (2.125 in) size core, and reduced to BX (1.625 in), AX (1.125 in) or EX (0.845 in) core size as depth and ground conditions necessitated. Drilling equipment and drill procedures are undocumented.
Other Drilling Methods
Amoco-Cyprus drilled 25 exploration mud rotary holes totaling 3,830 ft, and 2 exploration air track holes totaling 1,143 ft. All holes were vertical. Drilling equipment, drill procedures, and sampling procedures are undocumented.
Newmont drilled three vertical mud rotary exploration holes totaling 11,697 ft. Collared hole size ranged from 11 to 15 in with reduction to 9.625 and 6.75 in as depth and ground conditions necessitated. Drilling equipment and drill procedures are undocumented.
Hecla drilled five mud rotary holes totaling 2,496 ft, and 3 churn holes totaling 1,143 ft. Mud rotary and churn holes were vertical. Where documented, drilling was conducted by Continental Drilling Company, and Boyles Brothers. Drilling equipment, drill procedures, and sampling procedures are undocumented. Hole size for mud rotary drilling was 5.625 in, whilst hole sizes for churn holes are undocumented.
Eureka Corporation drilled seven mud rotary holes totaling 7,011 ft, and nine churn holes totaling 4,802 ft. All holes were vertical. Drilling equipment, drill procedures, and sampling procedures are undocumented. Mud rotary holes ranged from 8.5 to 9.0 inches in diameter, and churn hole sizes ranged from 10 to 15 inches.

Interpretation of drilling results
Table 1-1 below provides an example of the Ruby Hill drilling and outlines of the mineralization in the Mineral Point and Archimedes deposits and illustrates the variability of density of drilling, the widths of mineralized intersections and drillhole intersection angles to mineralization.
Table 1-1: 2004 Barrick Metallurgical Holes

Hole ID	Easting (ft)	Northing (ft)	Elevation (ft)	Azimuth (degree)	Inclination (degree)	Length (ft)	Hole Type
HRH237	12260.0	117964.0	6509.0	45	-60	1,000.0	RC
HRH256	12336.0	118502.0	6490.0	94.5	-48	1,045.0	RC
HRH262	12350.0	118500.0	6500.0	123.9	-54	905.0	RC
HRH335	11944.9	118171.8	6512.7	0	-90	945.0	RC
HRH385	12016.2	118522.7	6503.9	0	-90	1,000.0	RC
HRC271	12226.2	118310.1	6504.8	88.3	-60	1,983.0	Core
HC1408	12468.8	118515.6	6479.7	0	-90	924.5	Core
HRH1387	12086.7	118879.8	6497.0	0	-90	1,305.0	RC
HRH1389	12787.6	118455.5	6472.5	0	-90	1,400.0	RC
HRH1400	12436.4	118381.6	6483.6	0	-90	1,285.0	RC
HRH1402	12724.0	118074.0	6468.0	0	-90	940.0	RC
HRH1407	12640.2	118673.7	6459.4	0	-90	1,355.0	RC
HRH1413	12661.1	118144.7	6479.9	0	-90	1,100.0	RC
HRH1415	12861.8	118527.1	6464.6	0	-90	1,200.0	RC
HRH1416	12855.6	118670.2	6460.8	0	-90	1,485.0	RC

Drilling and Sampling
The Ruby Hill drillhole database was originally compiled by Barrick gold and consists of over 3,600 drillholes and 2.3 million feet of drilling from throughout the southern portion of Eureka County. The database includes holes that have been drilled to test 24 different targets and include reverse circulation, diamond core, reverse circulation pre-collar with diamond core tail and percussion and churn drillhole types.
A total of 2,491 drillholes have been drilled on the current Ruby Hill property and 2,100 drillholes totaling of 1.5 million feet of drilling define the Mineral Point Trend and Archimedes deposits. Of these holes, the main drilling and sampling campaigns, accounting for 95% of drill footage in these deposits are RC and diamond core holes drilled by Homestake and Barrick from 1992 to 2015.
•44% of the drill footage is RC drilling and 4.5% is diamond drilling as core holes from surface, underground from exploration drifts at Mineral Point, or core holes from RC pre-collars by Homestake from 1992 to 2004
•46% of the drill footage is RC drilling and 2.3% is diamond core drilling holes from surface and RC pre-collars by Barrick from 2004 to 2015.

Drill core from the Barrick and Homestake programs was logged using graphic strip logs to record texture and structure with alteration, mineralization and mineralogy logged by intensity. RC chips were logged in a similar fashion using a strip log to record lithology, alteration and oxidation details and fields for mineral intensity used to capture information about alteration and mineralization. The majority of deeper drillholes were surveyed down the hole after drilling using an external survey contractor. RC cuttings and drill core were split on site, bagged, and dispatched to external commercial laboratories for gold fire assay and multi-element analysis by ICP. Selected intervals were also assayed for cyanide soluble gold.
A set of RC drillhole intervals were identified by Barrick Project Geologists as being potentially contaminated. Additional intervals were identified as being potentially contaminated using checks of downhole grade decay and cyclicity, comparisons of grade distributions and analysis of twin holes by RHMC in 2017.
Data Verification
The authors conducted an independent review of the drill database, which included:
•Visual inspection of all collars versus the original topographic surface. No outliers were identified. All collar locations plot in the project area within 10 feet of the surface or bench elevation in the East Archimedes and West Archimedes pits and underground exploration development at Mineral Point.
•Check of approximately 5% of gold and silver assay grades on certificates and digital lab assay files versus intervals in the 2020 Ruby Hill database used for the Mineral Resource estimate. No significant issues were found with gold and silver grades.
•Visual inspection of all drillhole traces used in the estimate. Down hole deviations are moderate. Hole deflection is relatively consistent, and no anomalous deviations were identified.
•Detailed review of original drillhole documentation in folders from twelve holes from the Homestake and Barrick campaigns randomly selected from RHMC vault of original hard copy drillhole data. This verification included checks of handwritten strip logs, sample registers, dispatch sheets, original assay certificates, email correspondence about QA/QC issues, and downhole survey. 90% of the randomly selected drillholes had complete original hardcopy documentation of good quality that allowed verification of downhole surveys, assays, and logging. Some drillholes included original color print photographs.
•Site visit to review geology in the East Archimedes Pit and drill core stored on surface. The open pit exposure provides a good opportunity to check lithological contacts, alteration, structure, and the form of ore/waste contacts. Only limited drill core has been preserved and what is preserved is not in a condition that allows easy retrieval and review; however, intervals from several holes used in the estimates were located and compare well to original logging and assay data.
•Review of assay quality control data was undertaken. Consistent use of CRMs and check assaying in the drill programs by Barrick provide assurance of gold and silver assay accuracy and reproducibility for the Mineral Point and Archimedes datasets.
•Visual inspections were made of gold grades in cross section. Grade smearing potentially related to downhole contamination of RC drillholes was identified in four holes at Archimedes and added to the intervals identified by Barrick geologists supervising drilling in original drill hole logs as being potentially contaminated, and holes and intervals identified by RHMC as being potentially contaminated. All holes and intervals identified has having potential risk of contamination were excluded from use in estimation.

•Visual inspection of grade trends also indicated a cluster of anomalously highgrade samples having grades ranging from 20 g/t Au to over 100 g/t Au in the underground exploration in the southwest corner of Mineral Point Trend in drilling by Eureka Corp. High grades are supported in a single high-grade intersection in a surface hole drilled by Barrick, but additional precautions were taken in estimation to limit the potential influence of the Eureka Corp. underground drilling to a cap grade of 5 g/t Au and a maximum range defined by a hand-drawn wireframe around the area drilled from underground.
•Detailed comparison of Barrick and Homestake reverse circulation drilling with twin and nearby diamond drill hole intersections did not indicate systematic bias in RC grades related to sample representativity or sample quality issues apart from the RC holes identified as having potential downhole contamination from chip logging and visual inspection of grades in three dimensions.
•Detailed comparison of Barrick to nearby legacy drillhole intersections also indicates that the drilling, sampling, and assaying by Homestake is relatively accurate and of good precision.
Mineral Processing and Metallurgical Testing
The Ruby Hill Project encompasses a number of deposits and mineralization types hosting both precious and base metals. Historical production date back to 1998, with intermittent operations up to the present date.
Generally, metallurgical testwork confirms the amenability of oxide material to heap leaching for precious metals extraction. Tests on refractory material support gold extraction via autoclave processing. Preliminary tests on base metal material show amenability to flotation, with additional work required to reduce recovery uncertainty.
Historically, there have been three destinations for treatment of mineralization from the Ruby Hill mine: run of mine (ROM) and crushed mineralization to a heap leach pad, crushing and leaching with agglomerated tailings routed to the heap leach pad, and higher-grade sulfide mineralization (DSO) routed to Goldstrike for autoclave processing.
From 2004 to 2012, seven testwork programs were carried out, by KCA focusing on column leaching and bottle roll testing of the oxide deposits, namely Archimedes, 426 and Mineral Point. An eighth report was carried out on a sample from Watertank, which analyzed as sulfide.
Other testwork has been carried out by the Barrick Technology Centre ("BTC") between 2008 and 2012. The work is summarized in five reports focusing on refractory mineralization. Additional work on base metals characterization and flotation was carried out by G&T in 2008.
The table below summarizes the key tests performed on the different deposits.

Year	Deposit	Laboratory	Test Description	# Key Tests
2004	Archimedes	KCA	Column Leach	19
2005	Archimedes	KCA	Column Leach	8
2009	426 Zone	KCA	Column Leach	2
2010	Watertank	KCA	Column Leach	1
2011	426 Zone	KCA	Column Leach	8
2011	Mineral Point	KCA	Column Leach	6
2012	Mineral Point	KCA	Column Leach	8
2014	Mineral Point	KCA	Column Leach	12
2008	426 Zone	BTC	Roasting, Autoclave + Leach	18
2008	426 Zone	G&T	As Pre-Float + Cyanidation	7
2008	Blackjack	G&T	Pb/Zn Flotation	2
A significant amount of metallurgical testwork has been completed to date on both oxide and refractory samples, both composite and variability, taken from around the deposit. The samples were mainly drill core. The sample grades are similar to the preliminary resource estimate and cover a wide range of oxidation states and other variables.
Analysis of the 16 refractory samples at BTC showed significant variation. Carbonate varied from 1.5% to 39%, while sulfide sulfur and arsenic from 0.45 to 3.1%, and 0.035% to 2.6% respectively.
The authors recommended additional work in order to improve the confidence in the geologic model concerning the thickness of the sulfide and arsenic enrichment zone near the Dunderberg/Hamburg contact within the Mineral Point deposit. This work would include column tests on Dunderberg Shale samples to develop a relationship between sulfide content and gold recovery.
Further leaching studies are needed at coarser sizes to confirm the recovery expected for ROM sizes. These could be columns loaded with PQ core or preferably, bulk tests. Further Sampling and testing of refractory mineralization from the 426 and Ruby Deeps deposits is suggested. Future column tests should determine the need for agglomeration at the selected crush size.
Further tests on representative samples of the Blackjack deposit are recommended, including optimization of flotation parameters such as grind size and reagent suite. Penalty elements on concentrates need further investigation during the next stages of tests.
Mineral Resource and Mineral Reserve Estimates
Mineral Resource Estimate
The Mineral Resource workflow for Ruby Hill consisted of three steps: exploratory data analysis to understand grade trends and distributions, grade estimation, and grade validation.
Exploratory data analysis included construction and review of histograms, cumulative frequency plots, boxplots, and review of trends in three dimensions. A probability assigned constrained kriging (PACK) methodology was used for the Ruby Hill Mineral Resource Estimate. PACK estimates were produced using grade domains at nominally 0.1 g/t Au and 1.0 g/t Au thresholds for the Mineral Point, West Archimedes, East Archimedes, 426 and Ruby Deeps zones. Blocks were estimated into 25 ft x 25 ft x 25 ft blocks using 10 ft downhole composites. The grade shells were used to constrain higher grade zones and no outlier restriction was used in the estimate. Grade models were validated visually on cross section and bench plan. The volumes and forms of the grade domains were compared to blasthole data available for East Archimedes. Global bias was checked for each domain by comparing the grade estimate with declustered 25 ft assay composite statistics using a nearest neighbor model. Grade trends were checked using swath plots. A HERCO grade tonnage curve was produced to check change of support for the 25 ft x 25 ft x 25 ft selective mining unit. Several refinements were iteratively made for each domain as a result of the validation checks.
Several zones were identified for development of more detailed and selective models for underground modeling once the 25 ft x 25 ft x 25 ft model was estimated. The higher-grade zones at 426 and Ruby Deeps were modeled using 5 ft downhole assay composites and an additional 3 g/t Au grade domain to estimate the grades at 5 ft x 5 ft x 5 ft block support.
An open pit shell was constructed using conceptual mining, processing, and economic parameters to support definition of the oxide and transitional oxide-sulfide blocks in the 25 ft model that have reasonable prospects for eventual economic extraction. Conceptual underhand cut-and-fill (UCF) stopes using underground mining and toll autoclave processing parameters to define the portion of the 5 ft block modes for 426 that have reasonable prospects for underground mining. The underground shapes were used to cut any overlap from the underground mining shapes and the contents of the conceptual mining shapes were used to tabulate Mineral Resources amenable to open pit mining methods and processing of oxide by heap leach methods, or amenable to underground mining methods and processing of sulfide toll-treatment by autoclave scenarios.
The estimated tonnages and grades in the Mineral Resource estimates have not been adjusted for mining recovery and dilution and contained metal estimates in the Mineral Resource tables have not been adjusted for metallurgical recoveries.
Mineral Resources are reported in Table 2-1 below for open pit mining and oxide heap leach processing for the Mineral Point Trend and West Archimedes and East Archimedes zones. Mineral Resources for underground mining and sulfide toll milling for 426 and Ruby Deeps are reported in Table 2-2 below.
Areas of uncertainty that could materially affect the Mineral Resource estimates include the following: commodity pricing; interpretations of fault geometries; lithological interpretations on a local scale, including the thickness and amenability of the sedimentary units to host mineralization; geotechnical assumptions related to the open pit and underground mine designs, rock quality and stability; additional dilution considerations that may be refinements to open pit and underground mining methods in operation, metal recovery assumptions; product quality assumptions; assumptions as to operating costs used when assessing reasonable prospects of eventual economic extraction; and changes to drill spacing assumptions used to support confidence classification categories.

Table 2-1: Mineral Resource Statement, Open Pit Oxide Heap Leach Mineralization
(effective July 31, 2021)

Mineral Resources above 0.1 g/t Au Cut-off Grade	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Au (koz)	Ag (koz)
Mineral Point
Indicated Mineral Resources	203.2	0.49	14.9	3,217	97,457
Inferred Mineral Resources	157.3	0.37	14.3	1,872	72,370
West Archimedes
Indicated Mineral Resources	2.4	0.83	0.6	63	47
Inferred Mineral Resources	0.1	0.23	0.1	0.6	0.4
East Archimedes
Indicated Mineral Resources	18.9	0.98	9.6	594	5,831
Inferred Mineral Resources	5.3	1.10	6.4	189	1,102
Total
Indicated Mineral Resources	224.4	0.54	14.3	3,874	103,335
Inferred Mineral Resources	162.7	0.39	14.0	2,062	73,472

Notes:
(1)Mineral Resources have an effective date of July 31, 2021.
(2)Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(3)Mineral Resources are the portion of the Mineral Point, West Archimedes and East Archimedes that can be mined profitably by open pit mining method and processed by oxide gold heap leaching.
(4)Mineral Resources are below final design topography for Phase 8 completed in August 2021.
(5)Mineral Resources are constrained to oxide and transitional oxide-sulfide mineralization inside a conceptual open pit shell. The main parameters for pit shell construction are a gold price of $1,650/oz Au, 75% recovery for gold for oxide and transitional mineralization, open pit mining costs of $2.03/tonne, heap leach processing costs of $2.32/tonne, general and administrative costs of $0.72/tonne processed, and a 3% royalty.
(6)Mineral resources are shown above a 0.1 g/t Au cut-off grade. This is a marginal cutoff grade that generates sufficient revenue to cover conceptual processing, general and off-site costs given metallurgical recovery and long-range metal prices for gold and silver.
(7)Mineral Resources are stated as in situ with no consideration for planned or unplanned external mining dilution.
(8)The contained gold estimates in the Mineral Resource table have not been adjusted for metallurgical recoveries.
(9)Units shown are metric tonnes.
(10)Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.
Table 2-2: Mineral Resource Statement, Underground Sulfide Gold Toll Processing
(effective July 31, 2021)

Mineral Resources Above a Cut-off grade of 3.6 g/t Au	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Au (k Oz)	Ag (k Oz)
426 Underground
Indicated Mineral Resources	1.20	5.22	0.6	202	22
Ruby Deeps Underground
Inferred Mineral Resources	8.21	6.02	1.7	1,588	439

Notes:

(1)Mineral Resources have an effective date of July 31, 2021. Representatives Wood Canada Limited is responsible for the Mineral Resource estimate. Mr. Tim George, P.E. also reviewed the Mineral Resource Estimate. Mr. George is the Mine Operations Manager of the Corporation and a "qualified person" for the purposes of NI 43-101.
(2)Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(3)Mineral Resources are the portion of the 426 and Ruby Deeps deposits can be mined profitably using conceptual underhand drift and fill method and processed by sulfide gold toll milling.
(4)Mineral Resources are below final design topography for Phase 8 completed in August 2021.
(5)The gold price used for cut-off grade calculation is $1,650/oz Au.
(6)Mineral Resources are constrained to gold mineralization inside conceptual drift and fill stope outlines using a gold price of $1,650/oz Au, 77% gold recovery, underground mining costs of $121/tonne, sustaining capital, general and administrative and other onsite costs of $21.00/tonne processed, toll autoclave treatment costs of $72/tonne of resource and a 3% royalty.
(7)Mineral Resources are stated including 5% dilution.
(8)The contained gold estimates in the Mineral Resource table have not been adjusted for metallurgical recoveries.
(9)Units are metric tonnes.
(10)Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.
Mining Operations
Conceptual open pit and underhand drift and fill mining costs and mining shapes were developed to define mineralization with reasonable prospects for eventual economic extraction. No Mineral Reserves are reported for the Ruby Hill Project and detailed mining designs and mine planning have not been undertaken at this stage of the Project.
Processing and Recovery Methods
Conceptual mineral processing parameters, including assumptions about metallurgical recovery and product quality were made to support assessment of the portion of the gold and base metal mineralization having reasonable prospects for eventual economic extraction. Assumptions are based on historic metallurgical performance and the testwork reports for oxide gold heap leaching, and benchmarks and the testwork reports for zinc sulfide flotation. No detailed process design or production planning has been undertaken at this stage of the Project.
Historically, there have been three destinations for treatment of mineralization from the Ruby Hill Mine: (i) run of mine ("ROM") and crushed mineralization to a heap leach pad, (ii) crushing and tank leaching with agglomerated tailings routed to the heap leach pad, and (iii) higher-grade sulfide mineralization (DSO) routed to Goldstrike for autoclave processing.
Generally, previous operating experience as well as the metallurgical testwork confirms the amenability of oxide material to heap leaching for precious metals extraction. From 2004 to 2012, seven testwork programs were carried out, by KCA focusing on column leaching and bottle roll testing of the oxide deposits, namely Archimedes, 426 and Mineral Point. An eighth report was carried out on a sample from Watertank, which analyzed as sulfide.
Other testwork has been carried out by BTC between 2008 and 2012. This work is summarized in five reports focusing on refractory mineralization and supports gold extraction via autoclave processing.
Additional work on base metals characterization and flotation was carried out by G&T in 2008. This work shows amenability to flotation, with additional work required to improve recovery uncertainty.

Infrastructure, Permitting and Compliance Activities
Infrastructure
The Ruby Hill Project includes mining and mineral processing infrastructure that has been used in open pit mining and oxide gold heap leaching activities by RHMC and previous owners; however, detailed project infrastructure design has not been completed at this stage of the Ruby Hill Project.
Environmental Factors
The current estimated cost to close and reclaim the Ruby Hill Project is $26.99 million. This amount includes the closure of all permitting mining and exploration disturbance the Ruby Hill Project and is calculated using standardized reclamation cost estimator that assesses the following: exploration drill hole abandonment; exploration roads and pads; waste rock dumps; heap leach pads; roads; pits; foundations and buildings; other demolition and equipment removal; sediment and drainage control; process ponds; landfill; yards; waste disposal; well abandonment; miscellaneous costs; monitoring; construction management; mobilization and demobilization. The authors of the Ruby Hill Report are not aware of any other environmental liabilities associated with the pre-Project operations.
Social or Community Factors
Mining activity at the Ruby Hill Project began in the 1870s and has continued with some interruptions until the present day. As such, the Ruby Hill Project has been a constant presence in the history of the town of Eureka and has been an economic benefit to the community by offering employment, direct and indirect benefits.
RHMC and its predecessors, Homestake and Barrick, have each maintained comprehensive community relations programs. RHMC works closely with community and local stakeholders to provide updates on key developments, including project status (operations and permitting) and community program and initiatives.
As part of its community involvement, RHMC has entered into an agreement with the University of Reno that will allow the University to locate a new agricultural research station in Eureka. The station will focus on dry-land agricultural research with an emphasis on issues associated with climate change. The station is expected to directly benefit the Diamond Valley farming community. Due to the proximity of the mine to the town, RHMC diligently monitors the use of blasting, noise, light, dust, and water use.
RHMC holds meetings with the public, landowners, and County officials on a quarterly basis to discuss operational status, safety and environmental compliance at the Ruby Hill Project including monitoring, blasting schedules, and other matters of similar relevance to the Ruby Hill Project's neighbors. Overall, Eureka is a community that is familiar with and supportive of mining. The RHMC enjoys a positive professional relationship with its stakeholders, including its regulators at the federal and state agencies.
Permitting Factors
As of the effective date of the Ruby Hill Report, RHMC was permitted to carry out mining operations and reclamation activities at the Ruby Hill Project site. This permitting allows it to carry out the exploration, geotechnical and metallurgical field work recommended in the Ruby Hill Report. As of the date of the AIF, specific permits related to site activities are presented below:

Permit Name	Permitting Agency/Authority	Permit Number
Mine Plan of Operations	BLM	NVN-067782
Rights of Way	BLM	N-60801; N-60802; N-60359; N-61422
Class II Air Quality Operating Permit	NDEP/BAPC	AP1041-0713.04
Mercury Operating Permit to Construct	NDEP/BAPC	AP1041-2252
Water Pollution Control Permit – Infiltration Project	NDEP/BMRR	NEV2005106
Water Pollution Control Permit – Mine	NDEP/BMRR	NEV0096103
Reclamation Permit (Mine)	NDEP/BMRR	0107
Mining Stormwater General Permit	NDEP/BWPC	NVR300000: MSW-44886
Public Drinking Water System	NDEP-BSDW	EU-0885-NTNC: NV0000885
Nitrate Removal System	NDEP-BSDW	EU-0885-TP02: NV0000885
Onsite Sewage Disposal System	NDEP/BWPC	GNEVOSDS09 L0107
Industrial Artificial Pond Permit	NDOW	S479016
Hazardous Materials Permit	Nevada State Fire Marshal	112113
Class III Waivered Landfill	NDEP-BSMM	SWW362
EPA RCRA Hazardous Waste ID (Small Quantity Generator)	NDEP-BSMM	NVR000002899
Waters of the United States Jurisdictional Determination	USACOE	Updated Request for Jurisdictional Determination (JD) approval submitted to USACOE 11/01/2022 as current JD expired 11/13/2022
RHMC controls a total of 5,711 annual acre feet of water rights for consumption and occupation. Due to a history of over pumping in the region due to a heavy reliance on agriculture, the Diamond Valley Basin was categorized as a Critical Management Area by the Nevada State Engineer's office in 2015. The designation allows the State Engineer and the community to agree on certain tools to reduce over-pumping, including implementing a Groundwater Management Plan. Since 2019, the community has been disputing in the courts the appropriateness of a Groundwater Management Plan over ordinary curtailment by priority. . In June 2022, the State Supreme Court ruled in favor of the GMP, and the NDWR / State Engineer subsequently reinstated the GMP with an effective date of January 1, 2023. Regardless of the outcome of this dispute, RHMC controls sufficient water rights to support its mining operations.

Exploration and Development
Historical exploration is discussed under the heading "History" in this Schedule "D".
Exploration for the Ruby Hill Project has consisted of rock-chip sampling, soil sampling, mapping, drilling, and geophysical surveys. The authors concluded that the exploration tools used by RHMC and its predecessors are appropriate for exploration of sediment-hosted gold deposits. Vectoring using recognition of favorable statigraphic horizons and contacts, and geochemical surveys have proven to be a suitable exploration method for precious-metal and base-metal mineralization in the Project area.
Conclusions
Risks
The authors identified the following risks related to the Ruby Hill Project:
•Sensitivity and potential loss of resource tonnage due to poorer than expected rock quality and stability issues for the Mineral Point and Archimedes open pits.
•Potential loss of resource tonnage due to increased operating costs related to rock mechanics and underground mine designs for the 426 and Ruby Deeps Mineral Resources.
•Poorer than expected hydrometallurgical performance of transitional oxide-sulfide mineralization in the oxide heap leach Mineral Resources at Mineral Point Trend and the East Archimedes and West Archimedes zones.
•Issues with zinc concentrate quality including zinc recovery, zinc grade in final concentrate, deleterious elements in zinc concentrates including arsenic, and the payability of precious metals in zinc concentrates.
•Schedule for permitting and closure planning for future resource development may present challenges for larger development cases.
Opportunities
The following opportunities were identified by the authors in preparation of the Ruby Hill Report:
•Exploration has the potential to add Mineral resources north of the Mineral Point deposit where mineralization encountered in widely spaced drillholes has suggested potential northward extension of mineralization in the Dunderberg Formation.
•Exploration has the potential to add Mineral Resources south of the East Archimedes deposit where widely spaced drilling has encountered oxide gold mineralization in several exploration holes.
•Expansion of underground gold sulfide resources.
•Additional open pit gold sulfide resources.
Recommendations
The authors made a number of recommendations as to proposed options analysis study and its scope that the authors estimate would have a duration of 24-26 months from the date of the Ruby Hill Report including the concurrent drilling and fieldwork programs. The budget for the recommended study is listed in the table below.

Item	Budget ($M)
Owner's Team	2.0
Geotechnical Study	0.6
Metallurgical Testing	0.6
Study Engineering	1.5
Environmental and Closure Studies	0.7
Drilling (Exploration, Infill, Geotechnical Metallurgical)	40.0
Total	45.4

2023 Update
During 2023, approximately 6,300 ounces of gold were produced from the residual leaching of the heap leach pads at the project.

Schedule "E"
AUDIT COMMITTEE CHARTER
MANDATE OF THE AUDIT COMMITTEE
Purpose
1.    The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") of i-80 Gold Corp. (the "Corporation") to assist the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Corporation.
Composition
2.    The Committee shall be composed of three or more directors as designated by the Board from time to time.
3.    The Chair of the Committee shall be designated by the Board from among the members of the Committee.
4.    The members of the Committee shall meet all applicable securities laws, instruments, rules and policies and regulatory requirements (collectively "Applicable Laws"), including those relating to independence and financial literacy. Accordingly, each member shall be independent and financially literate within the meaning of Applicable Laws.
5.    Each member of the Committee shall be appointed by, and serve at the pleasure of, the Board. The Board may fill vacancies in the Committee by appointment from among the Board.
Meetings
6.    The Committee shall meet at least quarterly in each financial year of the Corporation. The Committee shall meet otherwise at the discretion of the Chair or a majority of the members or as may be required by Applicable Laws.
7.    A majority of the members of the Committee shall constitute a quorum.
8.    At each meeting to review the interim and annual financial statements of the Corporation or when requested by a member of the Committee on an ad hoc basis, the Committee shall hold an in camera session without any senior officers present at each meeting of the Committee.
9.    The time and place at which meetings of the Committee are to be held, and the procedures at such meetings, will be determined from time to time by the Chair. A meeting of the Committee may be called by notice, which may be given by written notice, telephone, facsimile, email or other communication equipment, given at least 48 hours prior to the time of the meeting, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent waive notice or otherwise signify their consent to the holding of such meeting.
10.    Members may participate in a meeting of the Committee by means of conference telephone or other communication equipment.
11.    The Committee shall keep minutes of all meetings which shall be available for review by the Board.
12.    The Committee may appoint any individual, who need not be a member, to act as the secretary at any meeting.

13.    The Committee may invite such directors, senior officers and other employees of the Corporation and such other advisors and persons as is considered advisable to attend any meeting of the Committee.
14.    Any matter to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Any action of the Committee may also be taken by an instrument or instruments in writing signed by all of the members of the Committee (including in counterparts) and any such action shall be as effective as if it had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.
15.    The Committee shall report its determinations and recommendations to the Board.
Resources and Authority
16.    The Committee has the authority to:
(a)    engage, at the expense of the Corporation, independent counsel and other experts or advisors as is considered advisable;
(b)    determine and pay the compensation for any independent counsel and other experts and advisors retained by the Committee;
(c)    communicate directly with the independent auditor of the Corporation (the "Independent Auditor");
(d)    conduct any appropriate investigation;
(e)    request the Independent Auditor, any senior officer or other employee, or outside counsel for the Corporation, to attend any meeting of the Committee or to meet with any members of, or independent counsel or other experts or advisors to, the Committee; and
(f)    have unrestricted access to the books and records of the Corporation.

Responsibilities
(a) Financial Accounting, Internal Controls and Reporting Process
17.    The responsibilities of the Committee are:
(a)    review management's report on, and assess the integrity of, the internal controls over the financial reporting of the Corporation and monitor the proper implementation of such controls;
(b)    review and recommend for approval by the Board the quarterly unaudited financial statements, management's discussion and analysis ("MD&A") thereon and the other financial disclosure related thereto required to be reviewed by the Committee by Applicable Laws;
(c)    review and report to the Board on the annual audited financial statements, the MD&A thereon and the other financial disclosure related thereto required to be reviewed by the Committee by Applicable Laws;
(d)    monitor the conduct of the audit function;
(e)    discuss and meet with, when considered advisable to do so and in any event no less frequently than annually, the Independent Auditor, the Chief Financial Officer (the "CFO") and any other senior officer or other employee which the Committee wishes to meet with, to review accounting principles, practices, judgments of management, internal controls and such other matters as the Committee considers appropriate; and
(f)    review any post-audit or management letter containing the recommendations of the Independent Auditor and management's response thereto and monitor any subsequent follow-up to any identified financial reporting or audit related weaknesses.
(b) Public Disclosure
18.    The Committee shall:
(a)    review the quarterly and annual financial statements, the related MD&A, quarterly and annual earnings press releases and any other public disclosure documents that are required to be reviewed by the Committee under Applicable Laws; and
(b)    review the procedures which are in place for the review of the public disclosure by the Corporation of financial information extracted or derived from the financial statements of the Corporation and periodically assess the adequacy of such procedures.
(c) Risk Management
19.    The Committee should inquire of the senior officers and the Independent Auditor as to the significant risks or exposures, both internal and external, to which the Corporation is subject, and review the actions which the senior officers have taken to address such risks. In conjunction with the Corporate Governance and Nominating Committee of the Board, the Committee should annually review the directors' and officers' third-party liability insurance of the Corporation.

(d) Corporate Conduct
20.    The Committee should ensure that there is an appropriate standard of corporate conduct relating to the internal controls and financial reporting of the Corporation.
21.    The Committee should establish procedures for the:
(a)    receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and
(b)    confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
(e) Independent Auditor
22.    The Committee shall recommend to the Board, for appointment by shareholders, a firm of external auditors to act as the Independent Auditor and shall monitor the independence and performance of the Independent Auditor. The Committee shall arrange and attend, as considered appropriate and at least annually, a private meeting with the Independent Auditor and shall review and approve the remuneration of Independent Auditor.
23.    The Committee should resolve any otherwise unresolved disagreements between the senior officers and the Independent Auditor regarding the internal controls or financial reporting of the Corporation.
24.    The Committee should pre-approve all audit and non-audit services not prohibited by law (including Applicable Laws) to be provided by the Independent Auditor. The Chair of the Committee may, and is authorized to, pre-approve non-audit services provided by the Independent Auditor up to a maximum cost of $25,000 per engagement.
25.    The Committee should review the audit plan of the Independent Auditor, including the scope, procedures and timing of the audit.
26.    The Committee should review the results of the annual audit with the Independent Auditor, including matters related to the conduct of the audit.
27.    The Committee should obtain timely reports from the Independent Auditor describing critical accounting policies and practices applicable to the Corporation, the alternative treatment of information within GAAP that were discussed with the CFO, the ramifications thereof, and the Independent Auditor's preferred treatment and should review any material written communications between the Corporation and the Independent Auditor.
28.    The Committee should review the fees paid by the Corporation to the Independent Auditor and any other professionals in respect of audit and non-audit services on an annual basis.
29.    The Committee should review and approve the Corporation's hiring policy regarding partners, employees and former partners and employees of the present and any former Independent Auditor.
30.    The Committee should monitor and assess the relationship between the senior officers and the Independent Auditor and monitor the independence and objectivity of the Independent Auditor.

(f) Other Responsibilities
31.    The Committee should review and assess the adequacy of this mandate from time to time and at least annually and submit any proposed amendments to the Board for consideration.
32.    The Committee should perform any other activities consistent with this mandate and Applicable Laws as the Committee or the Board considers advisable.
Chair
33.    The Chair of the Committee should:
(a)    provide leadership to the Committee and oversee the function of the Committee;
(b)    chair meetings of the Committee, unless not present, including in camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations and decisions of the Committee and otherwise at such times and in such manner as the Chair considers advisable;
(c)    ensure that the Committee meets at least four times per financial year of the Corporation and otherwise as is considered advisable;
(d)    in consultation with the Chairman of the Board and the members, establish dates for holding meetings of the Committee;
(e)    set the agenda for each meeting of the Committee with input from other members, the Chairman of the Board, the Lead Director, if any, and any other appropriate individuals;
(f)    ensure that Committee materials are available to any director upon request;
(g)    act as liaison and maintain communication with the Chairman of the Board, the Lead Director, if any, and the Board to co-ordinate input from the Board and to optimize the effectiveness of the Committee;
(h)    report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board;
(i)    assist the members of the Committee to understand and comply with the responsibilities contained in this mandate;
(j)    foster ethical and responsible decision making by the Committee;
(k)    together with the Corporate Governance and Nominating Committee, oversee the structure, composition and membership of, and activities delegated to, the Committee from time to time;
(l)    ensure appropriate information is provided to the Committee by the senior officers to enable the Committee to function effectively and comply with this mandate;
(m)    ensure that appropriate resources and expertise are available to the Committee;
(n)    ensure that the Committee considers whether any independent counsel or other experts or advisors retained by the Committee are appropriately qualified and independent in accordance with Applicable Laws;

(o)    facilitate effective communication between the members of the Committee and the senior officers and encourage an open and frank relationship between the Committee and the Independent Auditor;
(p)    attend, or arrange for another member of the Committee to attend, each meeting of the shareholders of the Corporation to respond to any questions from shareholders that may be asked of the Committee; and
(q)    perform such other duties as may be delegated to the Chair by the Committee or the Board 49from time to time.